Form 20-F
period 2022-12-31
BELITE BIO, INC
filed 2023-03-31
CIK 1889109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from to

Commission file number: 001-41359

Belite Bio, Inc

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive offices)

Yu-Hsin Lin

Tel: +1-858-246-6240

Email: tomlin@belitebio.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	BLTE	Nasdaq Stock Market LLC (Nasdaq Capital Market)
Ordinary shares, par value US$0.0001 per share*	N/A	Nasdaq Stock Market LLC (Nasdaq Capital Market)

*Not for trading, but only in connection with the listing of the American depositary shares on Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

24,898,908 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised ﬁnancial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codiﬁcation after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one of our ordinary share;
●	“AUD” are to the legal currency of Australia;
●	“Belite,” “we,” “us,” “our company,” “Company,” and “our” are to Belite Bio, Inc, a Cayman Islands exempted company and its subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“EMA” are to European Medicines Agency;
●	“FDA” are to U.S. Food and Drug Administration;
●	“IND” are to Investigational New Drug Application;
●	“Latest Practicable Date” are to March 29, 2023;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“NMPA” are to National Medical Products Administration;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“TGA” are to Therapeutic Goods Administration of Australia;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“U.S. GAAP” are to the generally accepted accounting principles of the United States.

Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries located in the United States and Hong Kong is U.S. dollars. The functional currency of the Company’s subsidiary located in Australia is AUD, and the functional currency of the Company’s subsidiary located in China is RMB. Unless otherwise noted, all translations from AUD to U.S. dollars and from U.S. dollars to AUD in this Annual Report are made at a rate of AUD0.6783 to US$1.00, and all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this Annual Report are at the rate of RMB6.964 to US$1.00. We make no representation that any AUD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or AUD, as the case may be, at any particular rate, or at all.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

The “Belite Bio” and “倍亮生物” names and logos are our trademarks, trade names and service marks. The other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks, logos, copyrights and trade names referred to in this Annual Report are without the ® and ™ symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos, copyrights and trade names or that the applicable owner will not assert its rights to these trademarks, service marks, logos, copyrights and trade names. This Annual Report contains additional trademarks, service marks, logos, copyrights and trade names of others, which are the property of their respective owners. All trademarks, service marks, logos, copyrights and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, logos, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words.

The forward-looking statements in this Annual Report include, among other things, statements about:

●	the timing of the initiation, progress and potential results of our preclinical studies, clinical trials and our discovery programs;
●	the timing and likelihood of regulatory filings and approvals, including with respect to additional indications beyond the initial indication for which we are seeking approval for our product candidates;
●	our ability to advance our product candidates into drugs, and the successful completion of clinical trials;
●	the approval, commercialization, pricing and reimbursement of our product candidates;
●	the competitive landscape and size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
●	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
●	our ability to attract and retain senior management and key employees;
●	our future business development, financial condition and results of operations;
●	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
●	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
●	costs associated with enforcing or defending against intellectual property infringement, misappropriation or violation, product liability and other claims;
●	our ability to establish and maintain collaborations or licensing agreements;
●	our ability to identify and integrate new product candidates, technologies and/or suitable acquisition targets;
●	our ability to effectively manage our growth;
●	changes to regulatory and operating conditions in our industry and markets; and
●	the potential impact of COVID-19 and other epidemic diseases on our current and future business development, financial condition and results of operations.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the Latest Practicable Date and are subject to a number of risks, uncertainties and assumptions described in “Item 3. Key Information—D. Risk Factors” of Part I of this Annual Report and other risks outlined in our other filings with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this Annual Report, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the Latest Practicable Date, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this Annual Report from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this Annual Report is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those described in “Item 3. Key Information—D. Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” of this Annual Report. Our principal risks include the following:

●	Our business is highly dependent on the success of our lead product candidate, Tinlarebant (a/k/a LBS-008). If we are unable to develop, obtain marketing approval for or successfully commercialize Tinlarebant, either alone or through a collaboration, or if we experience significant delays in doing so, our business could be harmed;
●	All of our product candidates (i.e. Tinlarebant and LBS-009) are in clinical or preclinical development. If we are unable to complete clinical development and obtain regulatory approval to ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially harmed;
●	We have recorded net cash outflow from operating activities since our inception. Despite we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates;
●	We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability;

●	The regulatory approval processes of the FDA, the TGA, the NMPA, the EMA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;
●	All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated;
●	If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected;
●	We depend on intellectual property licensed from third parties, and our current and future licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business;
●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected;
●	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees;
●	As we rely on third parties to conduct our preclinical studies, clinical trials, contract manufacture drug substances and drug products, and provide other important services related to product development, regulatory submissions, and commercialization, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties, comply with applicable laws, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed;
●	We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans; and
●	As a result of our principal shareholder, Lin Bioscience International Ltd.’s significant share ownership position in us, it is able to influence corporate matters and a conflict of interest may arise between our principal shareholder and us.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Careful consideration should be given to the following risk factors, in addition to the other information set forth in this Annual Report and in other documents that we file with the SEC, in evaluating our company and our business. Investing in our ADSs involves a high degree of risk. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our business is highly dependent on the success of our lead product candidate, Tinlarebant (a/k/a LBS-008). If we are unable to develop, obtain marketing approval for or successfully commercialize Tinlarebant, either alone or through a collaboration, or if we experience significant delays in doing so, our business could be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. Our business and future success depends in large part on our ability to develop, obtain regulatory approval for, and then successfully commercialize our lead product candidate, Tinlarebant. This may make an investment in our company riskier than similar companies that have multiple product candidates in active late-stage development that may be able to better sustain the failure of a lead product candidate.

Further, if Tinlarebant does not obtain approval for the treatment of autosomal recessive Stargardt disease (STGD1), which is the initial indication that we are currently exploring, we will have spent substantial time and financial resources without receiving a return on investment. As a result, if Tinlarebant does not receive approval or fails to become profitable and receive market acceptance, our business, results of operations and financial condition will be adversely affected.

The success of Tinlarebant will depend on several factors, including the following:

●	successful completion of our ongoing clinical trials;
●	initiation and successful enrollment and completion of additional clinical trials;
●	safety, tolerability and efficacy profiles that are satisfactory to the FDA, the TGA, the NMPA, the EMA or any comparable foreign regulatory authority for marketing approval;
●	timely receipt of marketing approvals from applicable regulatory authorities;
●	the performance of our future collaborators, if any;
●	the extent of any required post-marketing approval commitments to applicable regulatory authorities;
●	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;
●	establishment of arrangements with third-party manufacturers to obtain finished products that are appropriately packaged for sale;
●	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;
●	protection of our rights in our intellectual property portfolio;
●	successful launch of commercial sales following any marketing approval;

●	a continued acceptable safety profile following any marketing approval, and meeting all applicable post-market commitments, obligations, and requirements;
●	commercial acceptance of our products, if approved, by patients, the medical community and third-party payors; and
●	our ability to compete with other therapies.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to obtain regulatory approvals or commercialize Tinlarebant. Even if regulatory approvals are obtained, we may never be able to successfully commercialize Tinlarebant. Accordingly, we may not be able to generate sufficient revenue through the sale of Tinlarebant to continue our business.

We may allocate our limited resources to pursue a particular product candidate, indication, including any additional indications for Tinlarebant, or technology and fail to capitalize on existing or future product candidates, indications or technologies that may later prove to be more profitable, or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forgo or delay pursuit of opportunities with other product candidates or for other indications or technologies that later may prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. In addition, if we do not accurately evaluate the commercial potential or target market for a particular product candidate or technology, we may relinquish valuable rights to that product candidate or technology through collaboration, licensing or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate or technology. For example, we are developing our lead product candidate, Tinlarebant, to initially treat STGD1 and atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy, or GA. We are also considering a number of additional indications for Tinlarebant, including the treatment of nonalcoholic steatohepatitis. We cannot guarantee that the treatment of STGD1 or GA will be the most profitable indication for Tinlarebant as opposed to other contemplated indications. This could result in us failing to capitalize on the true market potential of our lead product candidate in a timely manner or at all.

Although a substantial amount of our efforts will focus on the continued clinical testing, potential approval, manufacturing and commercialization of our existing product candidates, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional product candidates or new technologies. Research efforts to identify new product candidates and technologies require substantial technical, financial, and human resources. Although we do not currently engage in such activities, we may in the future seek to expand our drug pipeline through in-licensing arrangements. We may end up focusing our efforts and resources on potential product candidates and technologies that ultimately prove to be unsuccessful. Our research and any future licensing efforts may fail to identify, discover or in-license new product candidates and technologies suitable for clinical development and commercialization for a number of reasons, including, but not limited to, the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates and technologies, or potential product candidates and technologies that are within our resources to license or acquire and develop;
●	our potential product candidates and technologies may be shown to have adverse effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; and
●	it may take greater human, financial and/or research resources to identify additional therapeutic opportunities for our product candidates or to develop more suitable potential product candidates and technologies than what we possess, thereby limiting our ability to diversify and expand our drug portfolio.

Accordingly, there can be no assurance that we will successfully identify and develop new product candidates or technologies, or additional therapeutic opportunities for our product candidates, whether through internal research or future licensing efforts, which could materially adversely affect our future growth and prospects.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

There is a risk of failure for every product candidate. Clinical testing is expensive, difficult to design and implement and can take many years to complete, and its outcome is inherently uncertain. It is difficult to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval, and failure can occur at any time during the preclinical and clinical development process. Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, our product candidates must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans.

The results of preclinical studies and clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through preclinical studies and initial to advanced clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. In some instances, there can be significant variability in safety and/or efficacy results among different studies of the same product candidate due to numerous factors, including, but not limited to, differences in individual patient conditions, including genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions. Many product candidates in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates.

In the case of any studies we conduct, results may differ from earlier studies due to the larger number of clinical trial sites and additional countries and languages involved in such studies. Clinical practices vary globally, and there is a lack of harmonization among the guidance provided by various regulatory bodies of different regions and countries with respect to the data that is required to receive marketing approval, which makes designing global studies increasingly complex. Differing regulatory approval requirements in different countries could make it more difficult for us to conduct unified global studies, which can lead to increased development costs and marketing delays or non-viability of our clinical trials. In addition, the FDA may determine that clinical trial results obtained in foreign subjects do not adequately represent the results that would be obtained in U.S. patients and are thus not supportive of an NDA approval in the United States.

In particular, if we experience delays in the start or completion of, or termination of, any clinical trial of Tinlarebant, the commercial prospects of Tinlarebant may be harmed, and our ability to generate product revenues from Tinlarebant will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down the development and approval process for Tinlarebant, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Tinlarebant.

All of our product candidates are in preclinical or clinical development. If we are unable to complete clinical development and obtain regulatory approval to ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially harmed.

All of our product candidates are still in development. Our ability to generate revenue from our product candidates is dependent on receipt of regulatory approval and successful commercialization of such products. We cannot guarantee that we will be able to obtain regulatory approvals for our existing product candidates in a timely manner, or at all, and we may be unable to obtain successful commercialization of our product candidates even if we receive regulatory approval. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of commercial manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our product candidates will depend on several factors, including, but not limited to, the following:

●	hiring sufficient technical experts to oversee all development and regulatory activities and meeting of safety requirements;
●	successful completion of preclinical studies and clinical trials, including the successful enrollment in such clinical trials;

●	receipt of regulatory approvals from applicable regulatory authorities for planned and future clinical trials, drug registration, manufacturing and commercialization;
●	successful completion of all safety studies required to obtain regulatory approval in United States, the United Kingdom, Australia, Taiwan, China, the Europe and other applicable jurisdictions for our product candidates;
●	our ability to establish manufacturing capabilities and capacities, whether internally or through CMOs, to the specifications of our product candidates for clinical supply;
●	obtaining and maintaining patent, trade secret and other intellectual property protection and/or regulatory exclusivity for our product candidates;
●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
●	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;
●	obtaining and maintaining healthcare coverage and adequate reimbursement;
●	effectively competing with other therapies and alternative drugs;
●	successfully enforcing and defending intellectual property rights and claims; and
●	maintaining a continued acceptable safety profile of the product candidates following regulatory approval, and meeting all applicable post-market commitments, obligations, and requirements.

Any significant delays in, or an inability to, obtain regulatory approval and ultimately achieve commercial success for our existing and future product candidates in one or more jurisdictions would materially harm our business and we may not be able to generate enough revenues and cash flows to continue our operations, including delays due to COVID-19 could further materially harm our business. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

If we encounter delays or difficulties enrolling and retaining patients in our clinical trials, our clinical development progress and our receipt of necessary regulatory approvals could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that will remain in the study until its conclusion. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these studies as required by the FDA, the TGA, the NMPA, the EMA and any other applicable similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. If patients are unwilling to enroll in our clinical trials because of the COVID-19 pandemic and restrictions on travel or healthcare institution policies, negative publicity from adverse events related to the biopharmaceutical industry or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment could result in increased development costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Patient enrollment for our clinical trials may be affected by other factors, including, but not limited to, the following:

●	severity of the disease under investigation;
●	total size and nature of the relevant patient population;

●	design and eligibility criteria for the clinical trial in question, including age-based eligibility criteria limiting subject enrollment to adolescent populations;
●	perceived risks and benefits of the product candidate under study;
●	our resources to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	availability of competing therapies also undergoing clinical trials;
●	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible patients;
●	our ability to maintain patient consents;
●	ability to monitor patients adequately during and after treatment;
●	proximity and availability of clinical trial sites for prospective patients; and
●	the occurrence of any pandemic, epidemic or any other public health crises, including from the COVID-19 pandemic, natural catastrophe or other disasters that may cause a delay in enrollment of patients in clinical trials.

Additionally, our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with contract research organizations, or CROs, and physicians;
●	different standards for the conduct of clinical trials;
●	absence in some countries of established groups with sufficient regulatory expertise for review of protocols;
●	inability to locate qualified local consultants, physicians and partners; and
●	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements.

In addition, our clinical trials may compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, it is possible that the COVID-19 pandemic may have an impact on our enrollment. For example, government orders and site policies on account of the COVID-19 pandemic may result some patients unwilling or unable to travel to study sites, enroll in our studies or comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, or impact on the workforce of the third parties and CROs on which we rely could adversely impact our ability to conduct preclinical studies, enroll and retain patients in our clinical trials and conduct the clinical trials of our product candidates on expected timeframes or to complete such studies, and our ability to ultimately obtain regulatory approval. If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. As a result, the value of our Company could decline and our ability to obtain additional financing may be impaired.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, but not limited to, the following:

●	regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective study site;
●	delay in reaching, or failure to reach, agreements on acceptable terms with prospective CROs and study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;
●	manufacturing issues, including problems with manufacturing, supply quality, compliance with current good manufacturing practices, or cGMP, or obtaining sufficient quantities of a product candidate from third parties for use in a clinical trial;
●	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide to conduct additional clinical trials or abandon the development of such product candidates, or regulators may require us to do so;
●	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate, or patients may drop out or fail to return for post-treatment follow-up at a higher rate than we anticipate;
●	our third-party contractors used in our clinical trials, including any clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from clinical trial protocol or dropout of clinical trials, which may require that we add new clinical trial sites or clinical investigators;
●	we might have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding of a lack of clinical response, serious adverse, undesirable or unacceptable side effects or other unexpected characteristics or a finding that participants are being exposed to unacceptable health risks;
●	we may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research or not rely on the results of clinical research for various reasons, including non-compliance with regulatory requirements;
●	the cost of clinical trials of our product candidates may be greater than we anticipate; and
●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently plan, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these studies or tests are not positive or are only modestly positive or if they raise safety concerns, we may (i) be delayed in obtaining regulatory approval for our product candidates; (ii) obtain approval for indications or patient populations that are not as broad as intended or desired; (iii) not obtain regulatory approval at all; (iv) have the drug removed from the market after obtaining regulatory approval; (v) be subject to additional post-marketing testing requirements; (vi) be subject to restrictions on how the drug is distributed or used; or (vii) be unable to obtain reimbursement for use of the drug. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA, the TGA, the NMPA, the EMA or other regulatory authorities may disagree with our clinical trial design or our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

Our clinical trials are conducted in multiple jurisdictions, which may subject us to delays and expenses.

We are currently conducting clinical trials, through third-party CROs, in multiple jurisdictions such as the United States, the United Kingdom, Australia, Taiwan and China, among others, and expect to further expand into other jurisdictions (see “Item 4. Information on the Company—B. Business Overview” beginning on page 75 for our current plans for future clinical trials). There are risks inherent in conducting clinical trials in multiple jurisdictions, which may subject us to delays and expenses, such as:

●	regulatory and administrative requirements of the jurisdiction where the study is conducted that could burden or limit our ability to conduct clinical trials;
●	differing and conflicting regulatory requirements;
●	foreign exchange fluctuations;
●	manufacturing, customs, shipment and storage requirements;
●	cultural differences in medical practice and clinical research; and
●	the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought.

Our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, and/or result in significant negative consequences following regulatory approval, if any.

As is the case with pharmaceuticals generally, it is likely that there may be serious adverse, undesirable or unacceptable side effects caused by our product candidates that could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. Results of our future preclinical studies and clinical trials could reveal a high and unacceptable severity or prevalence of steroidal adverse events. In such an event, our studies could be suspended or terminated and the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Adverse events related to our product candidates may affect patient recruitment or the ability of enrolled subjects to complete the study and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, the identification of serious adverse, undesirable or unacceptable side effects caused by any of our future approved product candidates may lead to potentially significant negative consequences, which include, but are not limited to, the following:

●	suspension of our marketing of the product candidate;
●	withdrawal or revocation by regulatory authorities of their approvals of or the licenses for the product candidate;
●	the requirement by regulatory authorities to conduct additional clinical trials, add additional warnings to, or otherwise change, the label of the product candidate, such as a “black box” warning or contraindication, or create a medication guide outlining the risks of such side effects for distribution to patients;
●	restriction on the distribution of the product candidate or imposition of burdensome implementation requirements on us through the establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or similar strategy as may be required by the FDA, the TGA, the NMPA, the EMA or a comparable regulatory authority;
●	the requirement by regulatory authorities to conduct specific post-marketing studies of the product candidate;
●	the requirement to change the way the product candidate is distributed or administered;

●	becoming subjected to regulatory investigations, government enforcement actions or litigation proceedings, and being held liable for harm caused to subjects or patients;
●	the product becoming less competitive;
●	removal of product candidates from the marketplace; and
●	harm to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular product candidate that is approved and could significantly harm our business, results of operations and prospects.

Further, the use of our product candidates in conjunction with other therapies, may result in unique adverse events that could be exacerbated compared with adverse events from the use of our product candidates alone. Results of our studies could reveal a high and unacceptable severity or prevalence of adverse events. These types of adverse events could be caused by our product candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authority.

Results of preclinical studies and earlier clinical trials may not be predictive of results of future clinical trials.

The outcome of preclinical studies and earlier clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or any future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authority may disagree and may not grant marketing approval of our product candidates.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our most advanced product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in establishing our manufacturing capabilities for clinical or commercial scale or in the manufacture of our future products, our business could suffer.

We currently do not have cGMP manufacturing capabilities and we are entirely dependent on third-party contractors to manufacture our product candidates for our clinical trials. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. If we are unable to identify an appropriate production site or a suitable collaborator to develop our manufacturing infrastructure, or fail to do so in a timely manner, this may lead to significant delays in the clinical supply of our product candidates as well as the commercial manufacturing of our product candidates once regulatory and marketing approvals have been obtained. In turn, this could delay our clinical trials, negatively impact our ability to ultimately obtain regulatory approval and materially harm any future commercialization plans.

In addition, problems may arise during the manufacturing process for a variety of reasons, including, but not limited to, equipment malfunction, failure to follow specific protocols and procedures, problems with (including shortage of) raw materials, global supply chain issues, delays related to the construction of new facilities or expansion of any future manufacturing facilities, including changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, increases in the prices of raw materials, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. For example, although we have not experienced material supply disruptions due to the COVID-19 pandemic, we cannot guarantee that we will not experience supply disruptions in the future due to COVID-19 or any other pandemic, epidemic or other public health crises, natural catastrophe or other disasters. If problems arise during the production of a batch of future products, that batch of future products may have to be discarded and we may experience product shortages or incur added expenses. This, as well as problems that may arise during the manufacturing process, could, among other things, lead to significant additional costs and/or delays, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before such product is released to the market, recall and product liability costs may also be incurred.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authority may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authority does not accept or approve our NDAs for any of our product candidates, it may require that we conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other required trials or studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authority to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if any of our product candidates receives marketing approval, we or others may later discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, which could compromise our ability, or that of any future collaborators, to market the product.

Clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

●	regulatory authorities may withdraw their approval of the product or seize the product;
●	we, or any future collaborators, may be required to recall the product, change the way the product is administered or conduct additional clinical trials;
●	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;
●	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;
●	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
●	we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

●	we, or any future collaborators, could be sued and held liable for harm caused to patients;
●	the product may become less competitive; and
●	our reputation may suffer.

Any of these events could harm our business and operations, and could negatively impact our price of our ADS.

Our product candidates may fail to achieve the degree of market acceptance by physicians, patients, patient advocacy groups, third-party payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, patient advocacy groups and others in the medical community. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our product candidates may require significant resources and may not be successful, and physicians and patients may prefer other drugs or product candidates to ours. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from sales of our drugs or product candidates and may not become profitable.

The degree of market acceptance of our product candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including, but not limited to, the following:

●	the clinical indications for which our product candidates are approved;
●	the degree to which physicians, hospitals, patient advocacy groups and patients consider our product candidates as safe and effective treatments;
●	whether our product candidates have achieved the perceived advantages of our product candidates over alternative treatments;
●	the prevalence and severity of any adverse effects;
●	product labeling or package insert requirements of the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities;
●	timing of market introduction of our product candidates as well as competitive drugs;
●	cost of treatment in relation to alternative treatments;
●	availability of adequate coverage and reimbursement from third-party payors and government authorities in the United States, Australia, China or any other jurisdictions;
●	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;
●	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and
●	the effectiveness of our sales and marketing efforts.

We face substantial competition, rapid technological change and the possibility that our competitors may discover, develop or commercialize drugs before we do or more successfully than we do, or develop therapies that are similar, more advanced or more effective than ours, each of which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidate.

The development and commercialization of new drugs is highly competitive and the biopharmaceutical industry is subject to rapid and significant technological change. We face competition with respect to our product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from companies of all sizes around the world, including major and specialty pharmaceutical companies and generic drug companies. Specifically, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as Tinlarebant. Potential competitors further include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of our competitors have significantly greater financial, technical, human and other resources, such as larger research and development staff and experienced marketing and manufacturing departments, and more experience in the development and regulatory approval process than we have. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval from the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities more rapidly than we are able to and may be more effective in selling and marketing their products as well. For example, the NMPA has recently accelerated market approval of drugs for diseases with high unmet medical need. In particular, the NMPA may review and approve drugs that have gained regulatory market approval in the United States, the European Union or Japan in the recent ten years without requiring further clinical trials in China. This may lead to potential increased competition from drugs that have already obtained approval in other jurisdictions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our drug development programs.

Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective, safer or less costly than any product candidate that we may develop, or may achieve earlier patent protection, regulatory approval, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidates that we may develop and commercialize.

While certain of our employees have limited experience in launching and marketing product candidates, we may not be able to effectively build and manage a sales network or benefit from the sales network of third-party collaborators.

We currently have no sales, marketing or commercial product distribution capabilities. Over time, we may develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all of the drugs we develop or in particular regions or markets, we may pursue collaborative arrangements regarding the sales and marketing of such drugs into such regions or markets. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or, if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend on the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We will also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates, which may result in collaborative arrangements with less than optimal terms.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate product sales revenue.

Even if we are able to commercialize any approved product candidates, reimbursement may be limited or unavailable in certain market segments for our product candidates, and we may be subject to unfavorable pricing regulations, which could harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact the revenues we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

Our ability to commercialize any drugs successfully also will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the global healthcare industry is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any drug for which we obtain regulatory approval. Obtaining reimbursement for certain of our drugs may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop.

There may be significant delays in obtaining reimbursement for approved product candidates, and coverage may be more limited than the purposes for which the product candidates are approved by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved product candidates could have a material adverse effect on our business, our operating results, and our overall financial condition.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data from such interim analyses may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

We collect, aggregate, process, and analyze data and information from our preclinical studies and clinical trials. We also engage in substantial information gathering following the identification of a promising product candidate. Because data in the healthcare industry is fragmented in origin, inconsistent in format, often incomplete and rapidly evolving, the overall quality of data collected or accessed in the healthcare industry is often subject to challenge, the degree or amount of data which is knowingly or unknowingly absent or omitted can be material, and we often discover data issues and errors when monitoring and auditing the quality of our data. If we make mistakes in the capture, input, or analysis of these data, our ability to advance the development of our product candidates may be materially harmed and our business, prospects and reputation may suffer.

We also engage in the procurement of regulatory approvals necessary for the development and commercialization of our product candidates, for which we manage and submit data to governmental entities. These processes and submissions are governed by complex data processing and validation policies and regulations. Notwithstanding such policies and regulations, interim, top-line or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data, in which case we may be exposed to liability to a customer, court or government agency that concludes that our storage, handling, submission, delivery or display of health information or other data was wrongful or erroneous. Although we maintain insurance coverage for clinical trials this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management time, attention, and resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

In addition, we rely on CROs and other third parties to monitor and manage data for some of our ongoing preclinical studies and clinical trials and control only certain aspects of their activities. If any of our CROs or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those preclinical studies and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. For a detailed discussion, see “— Risks Related to Our Reliance on Third Parties — As we rely on third parties to conduct our preclinical studies, clinical trials, contract manufacture drug substances and drug products, and provide other important services related to product development, regulatory submissions, and commercialization, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties, comply with applicable laws, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed” below.

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. The market opportunities for our product candidates, if approved, may be smaller than we anticipate.

We expect to initially seek approval of Tinlarebant for the treatment of STGD1. Our projections of the number of patients with STGD1 and the portion of those patients that would benefit from treatment with Tinlarebant are based on our beliefs and estimates, including data published by third parties, including scientific literature, patient foundations and publicly available databases, and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties’ projections, assumptions and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report. If such third-party or internally generated data prove to be inaccurate or we make errors in our projections, assumptions or estimates based on that data, our addressable target market opportunity and/or our future growth rate may be less than we currently estimate. Further, new sources may reveal a change in the estimated number of patients, and the number of patients may turn out to be lower than expected. Additionally, the potential addressable patient population for our current programs or future product candidates may be limited. Accordingly, the information regarding the size of our addressable market opportunity included in this Annual Report should not be taken as indicative of our future growth.

The ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA, the TGA, the NMPA, the EMA and any other applicable comparable foreign regulatory authorities, acceptance by the medical community and patient access, potential competition and drug pricing and reimbursement. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, which may significantly harm our business, financial condition, results of operations and prospects.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we or any future collaborators commercially sell any product that we or they may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to:

●	decreased demand for our product candidates or any resulting products;
●	injury to our reputation;
●	withdrawal of other clinical trial participants;
●	costs to defend the related litigation;
●	a diversion of our management’s time and resources;
●	substantial monetary awards to study participants or patients; and
●	a decline in the market price of our ADSs.

We currently carry liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or which is in excess of the limits of our insurance coverage. Our insurance policies also contain various exclusions, and we may be subject to particular liability claims for which we have no coverage. We will have to pay any amount awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. In addition, if we cannot successfully defend ourselves against such claims, we may incur substantial liabilities and be required to suspend or delay our ongoing clinical trials. Even a successful defense would require significant financial and management resources.

Illegal and/or parallel imports and counterfeit pharmaceutical products may reduce demand for our future approved product candidates and could have a negative impact on our reputation and business.

The illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for our future approved product candidates and, in turn, may adversely affect our sales and profitability in the United States, China, Australia and other countries where we plan to commercialize our products. Unapproved foreign imports of prescription drugs are illegal under the current laws of the United States, Australia and China. However, illegal imports may continue to occur or even increase as the ability of patients and other customers to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets (which are known as parallel imports) into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets. In addition, government authorities may expand consumers’ ability to import lower priced versions of our future approved products or competing products from outside the United States, Australia, China or other countries where we operate or expect to operate. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the United States, China, Australia or other countries where we operate could have a material adverse effect on our business.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or be fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system, particularly in developing markets may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our products. Since counterfeit pharmaceutical products in many cases have very similar appearances compared with the authentic pharmaceutical products but are generally sold at lower prices, counterfeits of our products could quickly erode the demand for our future approved product candidates.

In addition, counterfeit pharmaceutical products are not expected to meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit pharmaceutical product may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit pharmaceutical products sold under our brand name(s). In addition, thefts of inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

Risks Related to Our Financial Position and Need for Additional Capital

We have recorded net cash outflow from operating activities since our inception. Although we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates.

Since our inception, our operations have consumed substantial amounts of cash. To date, we have financed our operations primarily through proceeds through private placement and our initial public offering. For the years ended December 31, 2020, 2021 and 2022, the net cash used in our operating activities was approximately US$4.4 million, US$7.5 million and US$11.5 million, respectively.

We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we have incurred and expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Our financing to fund our operations may be adversely affected, delayed or fail to raise because of capital market environment, valuation of our company or the progress of our competitors. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our existing cash on hand will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all.

Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our existing cash on hand will not be sufficient to enable us to meet our short-term obligations or long-term plans, including commercialization of clinical pipeline products, if approved, or initiation or completion of future clinical trials. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

●	the number of future product candidates that we pursue and their development requirements;
●	the scope, progress, timing, results and costs of discovering, researching and developing product candidates, and conducting preclinical studies and clinical trials;
●	the scope, prioritization and number of our research and development programs;

●	the costs, timing and outcome of regulatory review of our product candidates;
●	the cost of manufacturing our product candidates and any products we commercialize, including costs associated with expanding our supply chain;
●	the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval;
●	the cash received, if any, from commercial sales of any product candidates for which we receive regulatory approval;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such collaborations and arrangements;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	our headcount growth and associated costs;
●	the costs, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	resources required to develop and implement policies and processes to promote ongoing compliance with applicable healthcare laws and regulations;
●	the impact of COVID-19 on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
●	costs required to ensure that our and any of our partners’ business arrangements with third parties comply with applicable healthcare laws and regulations; and
●	the costs of operating as a public company in the United States.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We are a global clinical-stage biopharmaceutical company with a limited operating history and no history of commercializing pharmaceutical products. Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research and clinical trials for our product candidates. We have not yet demonstrated an ability to successfully obtain marketing approvals for or commercialize our product candidates or manufacture our product candidates on a scale sufficient to supply the commercial markets. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history and/or approved products on the market.

Our limited operating history and the fact that we have yet to commercialize a pharmaceutical product, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular semi-annual or annual period as indications of future operating performance.

We have incurred net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future and may never achieve or maintain profitability. If we are unable to achieve or sustain profitability, the market value of our ADSs will likely decline.

We have incurred significant annual net operating losses in every year since our inception. We expect to continue to incur significant and increasing net operating losses for at least the next several years. Our net losses were approximately US$5.8 million, US$9.7 million and US$12.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated deficit of approximately US$39.9 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through private placements and the sale of our ADSs in our initial public offering. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

●	continue to develop and conduct clinical trials with respect to our lead product candidate, Tinlarebant;
●	initiate and continue research, preclinical and clinical development efforts for any future product candidates;
●	seek regulatory approvals for our product candidates;
●	commercialize our product candidates once we have obtained marketing approval;
●	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
●	hire additional clinical, operational, financial and administrative, quality control and scientific personnel;
●	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company;
●	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;
●	seek to identify additional product candidates and technologies;
●	obtain, maintain, expand and protect our intellectual property portfolio;
●	enforce and defend any intellectual property-related claims;
●	acquire or in-license other product candidates, intellectual property and technologies;
●	enter into out-licensing and co-development collaborations consistent with our global strategy;
●	add equipment and physical infrastructure to support our research and development
●	incur setbacks or delays to the initiation or completion of preclinical studies, drug development and/or clinical trials; and
●	incur any disruption or delays to the supply of our product candidates.

To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of, and obtaining marketing approval for, our product candidates, manufacturing, marketing and selling, either directly or through collaborations, those product candidates for which we may obtain marketing approval and satisfying any post-marketing requirements. We may not succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. In the process of attempting to become and remain profitable, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of payments that we receive from or pay to third parties. If any of our product candidates fails during preclinical studies or clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and the value of our Company. This could impair our ability to raise future capital, maintain our research and development efforts, proceed with commercialization efforts, expand our business or otherwise continue our operations, and could harm our competitive position in the marketplace. A decline in the value of our Company also could cause you to lose all or part of your investment.

Our ability to use our net operating loss carry forwards may be subject to limitation.

As of December 31, 2020, 2021 and 2022, our subsidiaries had U.S. net operating loss carryforwards for federal and state tax purposes of approximately US$3.7 million, US$4.0 million, and US$6.7 million respectively. If not utilized, the federal and state net operating loss carryforwards incurred before January 1, 2018 will begin to expire in 2036, and the remaining can be carried forward indefinitely but utilization is limited to 80% of our taxable income in any given tax year based on current federal tax laws. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

Raising additional capital may cause dilution to holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances, government grants or subsidies. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. The incurrence of additional indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ADSs to decline.

If we were to enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party certain of our rights to technologies, future revenue streams, research programs or product candidates on unfavorable terms, which we would have otherwise sought to develop or commercialize on our own or reserve for future potential arrangements when we might be more likely to achieve more favorable terms.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

The regulatory approval processes of the FDA, the TGA, the NMPA, the EMA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain the approval of the FDA, the TGA, the NMPA, the EMA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of preclinical studies and clinical trials and timing can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, each of which may cause delays in regulatory review. However, we cannot guarantee that we will be able to obtain regulatory approvals in a timely manner, or at all, for our existing product candidates or any product candidates that we may discover, in-license or acquire and seek to develop in the future. Our product candidates may not be effective, may be only moderately effective or may prove to have serious adverse, undesirable or unacceptable side effects, toxicities or other characteristics that may preclude regulatory approval or prevent or limit commercial use.

Our product candidates could be delayed in receiving or fail to receive regulatory approval of the FDA, the TGA, the NMPA, the EMA or a comparable regulatory authority for many reasons, including, but not limited to, the following:

●	disagreement with the number, design, size, conduct or implementation of our clinical trials; For example, the regulatory authorities may disagree with our clinical trial endpoints, the subjects of our clinical trials, the number of patients enrolled, or the disease we choose to treat with our product candidates;
●	delays in obtaining regulatory approval or ethics committee approval to commence a clinical trial;
●	failure to demonstrate that a product candidate is safe and effective and potent for its proposed indication;
●	failure of our clinical trial results to meet the level of statistical significance required for approval;
●	failure of our CROs, clinical trial sites or investigators to comply with relevant current good clinical practice, or cGCP, requirements or failure of our clinical trial process to pass GCP inspections;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from animal testing or preclinical studies or clinical trials;
●	insufficient data collected from the clinical trials of our product candidates to support the submission and filing of an NDA, or other submissions or to obtain regulatory approval;
●	failure of our product candidates to pass current good manufacturing practice, or cGMP, inspections during the regulatory review process or across the production cycle of our drug;
●	failure of our clinical sites to pass audits carried out by the FDA, the TGA, the NMPA, the EMA or comparable regulatory authorities, resulting in a potential invalidation of our research data;
●	findings by the FDA, the TGA, the NMPA, the EMA or comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party CMOs with whom we contract for preclinical, clinical and commercial supplies;
●	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval;
●	our CROs taking actions that materially and adversely impact our clinical trials; and

●	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

The FDA, the TGA, the NMPA, the EMA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans. Even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, grant approval contingent on the performance of costly post-marketing clinical trials or approve a product candidate with an indication that is not desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated.

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We initially intend to focus our activities on our primary markets of the United States, the United Kingdom, Australia, Taiwan, Europe and China. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

The process of obtaining regulatory approvals and compliance with appropriate laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process and approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include: refusal to approve pending applications; withdrawal of an approval; license revocation; clinical hold; voluntary or mandatory product recalls; product seizures; total or partial suspension of production or distribution; injunctions; fines; refusals of government contracts; providing restitution; undergoing disgorgement; or other civil or criminal penalties. Failure to comply with these regulations could have a material adverse effect on our business.

The FDA, the TGA, the NMPA, the EMA and any other regulatory agencies may actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses.

If any of our product candidates is approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA, the TGA, the NMPA, the EMA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the TGA, the NMPA, the EMA or such other regulatory agencies as reflected in the product’s approved labeling in applicable jurisdiction(s). If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. For example, the U.S. federal government has successfully pursued judgments for large civil and criminal fines and penalties against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The U.S. federal government has also successfully pursued consent decrees, deferred prosecution agreements, and injunctions under which specified promotional conduct is changed or curtailed, and compliance is closely monitored. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Even if we obtain approval of our product candidates in one jurisdiction, we may never obtain approval for or commercialize them in any other jurisdiction, which would limit our ability to realize the maximum market potential of our product candidates.

We cannot commercialize product candidates in the United States, Australia, China, Europe or another jurisdiction outside of the United States without first obtaining regulatory approval from the FDA, the TGA, the NMPA, the EMA or comparable foreign regulatory authorities. The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside of the United States and approval may not be granted. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Even if our product candidates were to successfully obtain regulatory approval in one jurisdiction, we would still need to seek approval in any other jurisdictions where we plan to market the product. Any safety issues, product recalls or other incidents related to products approved and marketed in one jurisdiction may impact approval of those products in other jurisdictions. Further, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere.

Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and the majority of our employees have limited experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, the target market for our product candidates will be reduced and our ability to realize the maximum market potential of any product candidate that we develop will be adversely affected.

The applicability of clinical data generated outside the United States is subject to FDA concurrence for its suitability in supporting approval in the United States. If the FDA or comparable regulatory agencies do not accept data from such trials, our development plans may be delayed, which could materially harm our business.

Certain of our clinical trials supporting our lead product candidate were, and continue to be, conducted outside the United States in foreign countries or regions such as Australia, China and Taiwan, and we, or any future collaborators, may choose to conduct one or more clinical trials or a portion of such clinical trials for our product candidates outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with cGCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We, or any future collaborators, may not be able to obtain orphan drug designation or orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Tinlarebant has received Orphan Drug Designation in the United States and Europe, which provides for 7 years and 10 years, respectively, of market exclusivity from approval for STGD1. Tinlarebant has also received Rare Pediatric Disease Designation in the United States. We, or any future collaborators, may seek orphan drug designations for other product candidates and may be unable to obtain such designations.

Even if we, or any future collaborators, obtain orphan drug designation for a product candidate, we, or they, may not be able to obtain orphan drug exclusivity for that product candidate. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA will be precluded from approving another marketing application for the same product for that indication and the EMA will be precluded from accepting an application for, or granting a marketing authorization for, a “similar medicinal product” for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. In addition, if a competitor’s drug receives marketing approval earlier than us in Europe which is deemed by the EMA as a “similar medicinal product” of any of our product candidates, then we may not be able to obtain orphan drug exclusivity for that product candidate. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, in both the U.S. and Europe, if a different drug is subsequently approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity, which only protects against approval of the “same” drug for the same indication.

We have received Fast Track designation from FDA for Tinlarebant for the treatment of STGD1. However, Fast Track designation for Tinlarebant may not actually lead to a faster development or regulatory review or approval process.

In May 2022, we received Fast Track designation for Tinlarebant for the treatment of STGD1. If a product is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. Even though we have received Fast Track designation for Tinlarebant for the treatment of STGD1, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with fast rack designation compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Although we have pursued and may further pursue expedited regulatory approval pathways in the United States for certain of our product candidates, they may not qualify for expedited development or, if they do qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.

In addition to the Fast Track designation for Tinlarebant for the treatment of STGD1, although we believe there may be an opportunity to accelerate the development of certain of our product candidates through one or more of the FDA’s expedited programs and we may pursue one or more of these expedited programs, we cannot be certain that any of such product candidates will qualify for such programs or that we will be able to maintain such qualifications.

If we apply for any expedited program for any of our product candidates, the FDA may determine such product candidate, its proposed indication or other aspects of our clinical development plans do not qualify for such an expedited program. Even if we are successful in obtaining a designation or access to any expedited program, we may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. Access to an expedited program may also be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data from our clinical development programs or if the FDA otherwise finds that relevant criteria are no longer being met. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for any of our product candidates.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Even after obtaining regulatory approval from the FDA, the TGA, the NMPA, the EMA or a comparable regulatory authority, our product candidates will be subject to, among other things, ongoing regulatory requirements governing the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, recordkeeping data management and submission of safety, efficacy and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any CMC, variations, continued compliance with cGMPs, and cGCPs and potential post-approval studies for the purposes of license renewal. Violations of the Federal Food, Drug, and Cosmetic Act, or the FDCA, relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 studies for the surveillance and monitoring of the safety and efficacy of the drug.

In addition, once a drug is approved by the FDA, the TGA, the NMPA, the EMA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party CMOs or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;
●	fines, warning letters or holds on our clinical trials;
●	refusal by the FDA, the TGA, the NMPA, the EMA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	refusal by the FDA, the TGA, the NMPA, the EMA or comparable regulatory authorities to accept any of our IND approvals or NDAs;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil, administrative or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. Moreover, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies or we are not able to maintain regulatory compliance, we may lose the regulatory approvals that we have already obtained and may not achieve or sustain profitability, which in turn could significantly harm our business, financial condition and prospects.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and comparable regulatory authorities (in some jurisdictions, the hospitals) to accept application, review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and comparable regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of foreign manufacturing facilities and products, postponed routine surveillance inspections of domestic manufacturing facilities and is conducting only teleconference meetings. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

In addition, in response to the COVID-19 pandemic, a number of companies in 2020 and 2021 announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. As of May 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission-critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and review timelines could be extended, thus the FDA may be unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

On January 30, 2023, the Biden Administration announced that it will end the public health emergency declarations related to COVID-19 on May 11, 2023. On January 31, 2023, the FDA indicated that it would soon issue a Federal Register notice describing how the termination of the public health emergency will impact the agency’s COVID-19 related guidances, including the clinical trial guidance and updates thereto. At this point, it is unclear how, if at all, these developments will impact our efforts to develop and commercialize our product candidates.

If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and certain other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict post-approval activities and affect our ability to sell profitably any product candidates for which we obtain marketing approval.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the ACA, is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our product candidates are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for non-compliance;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;
●	extension of manufacturers’ Medicaid rebate liability to utilization covered by Medicaid managed care plans;

●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;
●	new requirements to report to the Centers for Medicare & Medicaid Services, or the CMS, financial arrangements with physicians and teaching hospitals;
●	a new requirement to annually report to the FDA drug samples that manufacturers and distributors provide to physicians; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Legislative and regulatory proposals have been made to expand post-approval requirements, to restrict sales and promotional activities for pharmaceutical products and to control rising market prices for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, what the impact of such changes on the marketing approvals, if any, of our product candidates may be, or whether pricing strategies may be constrained. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology and product candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of the Latest Practicable Date, our portfolio of owned, co-owned, and in-licensed patents consisted of 20 issued U.S. patents (inclusive of allowed applications), 6 pending U.S. patent applications, 19 issued foreign patents (inclusive of allowed applications) and 29 pending foreign patent applications, providing protection in the United States and China, among other regions. We seek to protect and intend to seek to protect the product candidates and technology that we consider commercially important by filing patent applications and requiring our licensor to file licensed patent applications in the United States, European Union, China, Japan, South Korea, Taiwan, Canada, Australia, India and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our owned, co-owned, and in-licensed pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. The patent examination process may require us to narrow the scope of the claims of our owned, co-owned, and in-licensed pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure that all of the potentially relevant prior art relating to our owned, co-owned, and in-licensed patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent.

Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated, or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our product candidates. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, or result in our inability to manufacture or commercialize product candidates without infringing third-party patent rights. Thus, even if our owned, co-owned, and in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Our competitors may be able to circumvent our owned, co-owned, and in-licensed patents by developing similar or alternative technologies or product candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned, co-owned, and in-licensed patents may be challenged in the courts or patent offices in the United States and other countries. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned, co-owned, and in-licensed patents or narrow the scope of our patent protection. Under the America Invents Act enacted in 2011, the United States moved to this first-to-file system in early 2013 from the previous system under which the first to make the claimed invention was entitled to the patent. Assuming the other requirements for patentability are met, the first to file a patent application is entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned, co-owned, and in-licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

We depend on intellectual property licensed from third parties, and our current and future licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent on patents, know-how and proprietary technology licensed from others. We are party to an exclusive license agreement with Columbia University under which we are granted rights to intellectual property that are necessary to our business and we may enter into additional license agreements in the future. Our existing license agreement with Columbia University imposes on us, and we expect that any future license agreements where we in-license intellectual property will impose on us, various development, regulatory and/or commercial diligence obligations, requiring timely achievement of development milestones for which we are obligated to report periodically on our progress and timely payment of milestone payments and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, and our licensor does not agree to adjust the deadlines by which milestones must be achieved or we are subject to bankruptcy-related proceedings, the licensor may have the right to convert our exclusive license to a nonexclusive license with no right to sublicense or terminate the license, in which event we would not be able to develop or market products covered by the license.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize product candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in accordance with our views or in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Our licensor is required to consult with us and keep us informed on the status of all licensed patents and applications, so long as we do not challenge the validity, scope, or enforceability of any licensed patent or application. It is also possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	our right to sublicense patent and other rights to third parties under collaborative development relationships;
●	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on reasonable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our product candidates, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations under our patent license with a third party, we could lose license rights that are important to our business.

We are party to an exclusive license agreement with Columbia University pursuant to which we in-license key patent and patent applications necessary to pursue marketing and selling of our product candidates. Our existing license agreement with Columbia University imposes various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our licensor may elect to convert the license from an exclusive license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license, in which event we would not be able to develop or market the products covered by such licensed intellectual property. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

We may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by our licensor have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Intellectual property discovered through U.S. government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Our licensed and co-owned patents and pending patent applications have been generated through the use of U.S. government funding, and we may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world could be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and, further, may export otherwise infringing product candidates to territories, where we have patent protection, but enforcement rights are not as strong as those in the United States. These product candidates may compete with our product candidates, and our owned, co-owned, and in-licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, are not as favorable as other jurisdictions with regard to the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our owned, co-owned, and in-licensed patents or marketing of competing product candidates in violation of our proprietary rights generally and specifically in certain jurisdictions. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our owned, co-owned, and in-licensed patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Enforcing our intellectual property rights against third parties may also cause such third parties to file other counterclaims against us, which could be costly to defend and could require us to pay substantial damages, cease the sale of certain drugs or enter into a license agreement and pay royalties (which may not be possible on commercially reasonable terms or at all).

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In some circumstances, we are dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our owned, co-owned, or in-licensed patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

The COVID-19 pandemic may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our products and product candidates.

Terms of our future owned, co-owned, or in-licensed patents may not be sufficient to effectively protect our product candidates and business in certain jurisdictions.

In many countries where we file applications for patents, the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords are limited. Even if we obtain patents covering our product candidates, we may still be open to competition from other companies, as well as generic medications once the patent life has expired for a drug. For example, while there are patent regulations in the PRC in respect of regulatory data protection of new drugs containing new chemical components, there are currently no other clear mechanisms providing patent term extension or patent linkages for other drugs in the PRC. Therefore, it is possible that a lower-cost generic drug can emerge onto the market much more quickly. For additional information regarding generic competition for our products in China, see “— Risks Related to Our Intellectual Property — The uncertainty of patent linkage, patent term extension and data and market exclusivity for NMPA-approved pharmaceutical products could increase the risk of early generic competition with our products in China” below. These factors may result in weaker protection for us against generic competition in jurisdictions similar to the PRC than could be available to us in other jurisdictions, such as the United States. In addition, patents which we expect to obtain in the PRC or similar jurisdictions may not be eligible to be extended for patent terms lost during clinical trials and the regulatory review process.

If we are unable to obtain patent term extensions or if such extensions are less than requested for, our competitors may obtain approval of competing products following our patent expirations and our business, financial condition, results of operations and prospects could be materially harmed as a result.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of data exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference-listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. Manufacturers may seek approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug and that the generic version is bioequivalent to the reference-listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug may be typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference-listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference-listed drug. It is unclear whether the FDA will treat the active ingredients in our product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we develop does not receive five years of NCE exclusivity, the FDA may approve generic versions of such product three years after its date of approval, subject to the requirement that the ANDA applicant certifies to any patents listed for our products in the Orange Book. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that our products may face from generic versions of our products could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those product candidates.

The uncertainty of patent linkage, patent term extension and data and market exclusivity for NMPA-approved pharmaceutical products could increase the risk of early generic competition with our products in China.

In the United States, the Federal Food, Drug and Cosmetic Act, as amended by the Drug Price Competition and Patent Term Restoration Act, or the Hatch-Waxman Act, provides the opportunity for patent-term restoration, meaning a patent term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. The Hatch-Waxman Act also has a process for patent linkage, pursuant to which the FDA will stay approval of certain follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Finally, the Hatch-Waxman Act provides for statutory exclusivities that can prevent submission or approval of certain follow-on marketing applications. For example, federal law provides a five-year period of exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting certain innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the U.S. Orphan Drug Act provides seven years of market exclusivity for certain drugs to treat rare diseases, where the FDA designates the product candidate as an orphan drug and the drug is approved for the designated orphan indication. These provisions, designed to promote innovation, can prevent competing products from entering the market for a certain period of time after the FDA grants marketing approval for the innovative product.

Depending upon the timing, duration and specifics of any FDA marketing approval process for any product candidates we may develop, one or more of our owned, co-owned, or in-licensed U.S. patents, if issued, may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent extension term of up to five years as compensation for patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office, or USPTO, in conjunction with the FDA. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Furthermore, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected.

In China, however, laws on patent term extension, patent linkage, and data exclusivity (referred to as regulatory data protection) are still developing. Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. According to the Economic and Trade Agreement Between the Government of the United States of America and the Government of the People’s Republic of China, dated January 15, 2020, the PRC government undertook to provide patent term extensions to compensate for unreasonable delays that occur in granting the patent or during pharmaceutical product marketing approvals. In October 2020, the Standing Committee of the National People’s Congress, or the NPC, promulgated the newly amended PRC Patent Law, which became effective in June 2021. The newly amended PRC Patent Law includes provisions for patent linkage and patent term extension. However, considering that the newly amended PRC Patent Law is relatively new, it is unclear how it will be implemented, and there exist great uncertainties with respect to its interpretation and implementation by the authorities. These factors result in weaker protection for us against generic competition in China than could be available to us in the United States. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

For example, the America Invents Act includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned, co-owned, and in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned, co-owned and in-licensed patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we do not believe that our currently owned, co-owned, and in-licensed issued patents and any patents that may issue from our owned, co-owned, and in-licensed pending patent applications directed to our product candidates, if issued in their currently pending forms, will be found invalid based on any recent decisions by the U.S. Congress, federal courts and the USPTO, we cannot predict how their future decisions may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patents, we rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, CMOs, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed. In addition, we face the risk of cybercrime. For instance, someone could hack our information networks and gain illicit access to our proprietary information, including our trade secrets. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisers, including our senior management, were previously employed at or contracted by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and advisers, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, and furthermore, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, each of which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, be a distraction to our management and scientific personnel and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our therapeutic programs and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our therapeutic programs and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our ADSs to decline, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our product candidates, future drugs, programs or intellectual property could be diminished. Accordingly, the market price of our ADSs may decline. Such announcements could also harm our reputation or the market for our product candidates, which could have a material adverse effect on our business.

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our product candidates, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our research and development activities or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our research and development activities, our ability to commercialize one or more product candidates, or both.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex intellectual property litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research activities, in-license needed technology in the future, or enter into strategic collaborations that would help us bring our product candidates to market.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could have a material adverse effect on our business.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Claims that our product candidates or the sale or use of our future products infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

We cannot guarantee that our product candidates or the sale or use of our future products do not and will not in the future infringe, misappropriate or otherwise violate third-party patents or other intellectual property rights. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research, or with respect to the use or manufacture of the compounds we have developed or are developing. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Some claimants may have substantially greater resources than we have and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future.

It is also possible that we failed to identify, or may in the future fail to identify, relevant patents or patent applications held by third parties that cover our product candidates. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we or our licensors were the first to invent, or the first to file patent applications on, our product candidates or for their uses, or that our product candidates will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our product candidates or a similar invention, our owned, co-owned, or in-licensed patent application may be regarded as a competing application and may not be issued in the end. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or their use.

If a third party were to assert claims of patent infringement against us, even if we believe such third-party claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages, if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. In order to avoid or settle potential claims with respect to any patent or other intellectual property rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product candidate, or be forced, by court order or otherwise, to modify or cease some or all aspects of our business operations, if, as a result of actual or threatened patent or other intellectual property claims, we are unable to enter into licenses on acceptable terms. Further, we could be found liable for significant monetary damages as a result of claims of intellectual property infringement.

Defending against claims of patent infringement, misappropriation of trade secrets or other violations of intellectual property rights is likely to be costly and time-consuming, regardless of the outcome. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated losses. Any claims of infringement, misappropriation or other violation of intellectual property made against us could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering one or more of our product candidates could be found invalid or unenforceable if challenged in court.

Despite measures we take to obtain and maintain patent and other intellectual property rights with respect to our product candidates, our intellectual property rights could be challenged or invalidated. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our owned, co-owned, or in-licensed patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, non-enablement, lack of sufficient written description or obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, the State Intellectual Property Office, or the SIPO, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we and our licensor have conducted our patent prosecution in accordance with a duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on a product candidate. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our owned, co-owned, or in-licensed patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. In addition, if the breadth or strength of protection provided by our owned, co-owned, or in-licensed patents is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our current or future product candidates. Any loss of patent protection could have a material adverse impact on one or more of our product candidates and our business.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

Because the development of certain of our product candidates may in the future involve the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights.

We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

As of the Latest Practicable Date, we had one registered trademark in the United States, one registered trademark in EU, one registered trademark in the United Kingdom, three registered trademarks in China, one registered trademark in Hong Kong, and one registered trademark in Japan, and one trademark application pending in Canada. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

Intellectual property rights do not necessarily protect us from all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own, co-own or exclusively license;
●	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, co-own or exclusively license, which could result in the patents applied for not being issued or being invalidated after issuing;
●	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions, which could result in the patents applied for not being issued or being invalidated after issuing;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that the pending and future patent applications that we own, co-own, or in-license will not lead to issued patents;
●	issued patents that we own, co-own or in-license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;
●	we or our licensors may obtain patents for certain compounds many years before we receive regulatory approval for drugs containing such compounds, and because patents have a limited life, which may begin to run out prior to the commercial sale of the related drugs, the commercial value of our patents may be limited;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for commercialization in our major markets;
●	we may fail to develop additional proprietary technologies that are patentable;
●	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate;
●	third parties may gain unauthorized access to our intellectual property due to potential lapses in our information systems; and
●	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our product candidates for one or more indications.

Any of the aforementioned threats to our competitive advantage could have a material adverse effect on our business and future prospects.

Risks Related to Our Industry, Business and Operations

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting starting with our second Annual Report. Further, when we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of formal policies and procedures to establish risk assessment process and internal control framework.

We believe that the measures we have taken enhanced our internal control over financial reporting and were sufficient to remediate the identified material weaknesses. See “Item 15. Controls and Procedures — D. Changes in Internal Control Over Financial Reporting” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Due to its inherent limitations, there is no assurance that an internal control system can detect all errors or instances of fraud, if any, within our company. If we fail to maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.

We are highly dependent on the expertise of the members of our research and development team, as well as the principal members of our management. We have entered into employment agreements with our executive officers, but each of them may terminate their employment with us at any time with or without prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a public company, which may require us to recruit more management personnel.

Competition for skilled personnel is intense, particularly in the biotechnology industry. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology companies for similar personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our product candidates may be delayed, and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
●	our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals by the FDA, the TGA, the NMPA, the EMA and comparable regulatory authorities in other jurisdictions, and the timing thereof;
●	other actions, decisions or rules issued by regulators;
●	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;
●	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;
●	the efforts of our collaborators with respect to the commercialization of our products; and
●	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators and contract research organizations may engage in fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, to provide accurate information to the FDA or comparable non-U.S. regulatory authorities, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We will likely need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

As of December 31, 2022 our research and development team has expanded to nine employees, among which six employees are responsible for our clinical operations. We now only occasionally consult with a few employees of our ultimate controlling shareholder to advise on some of the clinical operations of our Company. In order to execute our business plans, we expect that we will need to significantly increase the number of our employees and consultants and the scope of our operations, particularly in the areas of research and development, regulatory affairs and business development. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. Furthermore, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain insurance policies that are required under applicable laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials as well as certain other types of insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns relating to trade disputes between the United States and China and regarding the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes among such countries. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

More recently, the occurrence of the COVID-19 pandemic has caused volatility in the global financial markets and threatened a slowdown in the global economy. For a detailed discussion regarding the potential impact of the COVID-19 pandemic, see “— Risks Related to Our Industry, Business and Operations — Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses” below. It is unclear whether these challenges and uncertainties and the issues arising from the COVID-19 pandemic will be contained or resolved, and what effects they may ultimately have on the global political and economic conditions in the long term.

Failure to renew our current leases or locate desirable alternatives for our leased properties could materially and adversely affect our business.

We lease properties for our offices and laboratories. See “Item 4. Information on the Company—D. Property, Plant and Equipment” beginning on page 130 for more details of our leased properties. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute the value of your investment in our ADSs, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic collaboration may entail numerous risks, including, but not limited to:

●	increased operating expenses and working capital and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	challenges with assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product candidates and initiatives in pursuing such a strategic merger or acquisition;

●	the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs;
●	material weakness arising in our internal control over financial reporting because of a weaknesses in the acquired company’s financial systems and controls; and
●	changes in accounting principles relating to recognition and measurement of our investments that may have a significant impact on our financial results.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

The tax laws of the jurisdictions in which we operate may adversely affect our business and our tax results.

The tax laws applicable to our business activities are subject to change and uncertain interpretation. Our tax position could be adversely impacted by changes in tax rates, laws, practices, treaties or regulations or changes in the interpretation thereof by the authorities in jurisdictions in which we do business.

Moreover, we conduct operations through our subsidiaries in various tax jurisdictions. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any jurisdiction in which we operate were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Furthermore, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Such circumstances could adversely affect our financial condition, results of operations and cash flows.

If we, our CROs or our other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and third parties, such as our CROs or other contractors or consultants, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our development of our product candidates.

Despite the implementation of security measures, our internal information technology systems and those of our collaborators, contractors and consultants are vulnerable to damage from internal or external events, such as computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures, which compromise the confidentiality, integrity and availability of the systems. Although to our knowledge we have not experienced any material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we partially rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

In the ordinary course of our business, we collect and store sensitive data, including, among other things, personally identifiable information about our employees, intellectual property, and proprietary business information. Additionally, our CROs will collect and store sensitive data, such as legally protected patient health information, when conducting our clinical trials. We manage and maintain our applications and data utilizing on-site systems and outsourced vendors. These applications and data encompass a wide variety of business-critical information including research and development information, commercial information and business and financial information. Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our Company or vendors that provide information systems, networks, or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could cause loss of data, damage to system and data and leave us unable to utilize key business systems or access important data needed to operate our business, including conducting research and development, gaining regulatory approval for our product candidates or manufacturing and selling our products. Our collaborators, contractors or consultants may face similar risks, and service disruptions or security breaches of their systems could adversely affect our security, leave us without access to important systems, products, raw materials, components, services or information or expose our confidential data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, damage to our reputation or a loss of revenues. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our Company and our vendors, including personal information of our employees and patients, and company and vendor confidential data. In addition, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose sensitive information in order to gain access to our data and/or systems. Like other companies, we may experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. The number and complexity of these threats may increase over time. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged. We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks and could suffer financial loss or the loss of valuable confidential information. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. We are taking measures and plan to continue to take measures to develop and maintain systems and controls designed to prevent, identify and mitigate these events from occurring. The development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we outsource more of our information systems to vendors, engage in more electronic transactions with payors and patients, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal information technology systems or those of our collaborators, contractors, or our consultants’ efforts to implement adequate security and control measures, will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks that could adversely affect our business and operations and/or result in the loss or exposure of critical, proprietary, private, confidential or otherwise sensitive data, which could result in financial, legal, business or reputational harm to us.

Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection. Additionally, the interpretation and application of data protection laws in jurisdictions applicable to us are often uncertain and in flux. We therefore face uncertainty as to the exact interpretation of any such requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of new laws.

In the United States, there are a broad variety of data protection laws that are applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. At state levels, for example, California enacted the Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Many other states are considering similar legislation. At federal level, Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation.

Regulatory authorities in Europe have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679, or the GDPR, which became effective in May 2018, imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including, but not limited to, requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States), providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals and recordkeeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to €10.0 million or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to €20.0 million or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the GDPR. Because the GDPR specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from the GDPR and impose different obligations from country to country, leading to additional complexity and uncertainty.

We are also subject to the UK data protection regime, which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company’s global annual revenue for the preceding financial year, whichever is greater. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

In China, we are subject to laws and regulations governing both the use and disclosure of confidential patient medical information that may become more restrictive in the future, including restrictions on transfer of healthcare data (e.g. Personal Information Protection Law and the Measures on Security Assessment of Cross-border Transfer of Data). In China, we are also subject to the Cyber Security Law of China and accompanying regulations. The PRC laws and regulations concerning these subject matters are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. Should the privacy or cybersecurity regime in China become more stringent, we could be required to implement additional safeguards and systems, which could be costly and cause disruption to our business in China.

In addition, privacy laws and regulations in other countries and regions of the world, such as Australia and Taiwan, are becoming stricter and may potentially impose additional requirements on our business, and certain jurisdictions have implemented data localization laws which can be costly and operationally difficult to satisfy. We cannot be sure how these laws and regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures, and systems.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties, damages, injunctive relief and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and otherwise materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical collaborators and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. In addition, to the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant legal and financial exposure and reputational damage that could potentially have an adverse effect on the development of our product candidates and our business.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business or whether our studies are conducted. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or may be susceptible to potential wars or terrorist attacks, or public health threats and epidemics, including the global health concerns relating to the COVID-19 pandemic. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism, or public health threats, may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

For example, the COVID-19 pandemic has caused many governments to implement measures to slow the spread of the outbreak through quarantines, strict travel restrictions, heightened border scrutiny, and other measures. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.

We also may face disruptions as a result of the COVID-19 pandemic that affect our ability to procure items that are essential for our research and development activities, including, for example, raw materials used in the manufacturing of our product candidates and laboratory and clinical supplies for our clinical trials. If we experience supply issues, our clinical trial plans and business operations could be adversely affected.

The response to the COVID-19 pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and in obtaining regulatory approvals due to measures intended to limit in-person interactions which could adversely impact the ability of regulatory authorities to take all steps needed to grant regulatory approval and could cause regulatory authorities to defer action on our regulatory submissions, including limitations or delays of inspections of facilities by regulatory authorities, which may impact approval timelines.

Any negative impact that the COVID-19 pandemic has on recruiting or retaining patients in our clinical trials or on the ability of our suppliers to provide materials for our product candidates could cause additional delays to clinical trial activities, which could materially and adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, affect our ability to raise additional capital, and have a material adverse effect on our financial results.

The extent to which the COVID-19 pandemic or other epidemics or pandemics may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the severity of the COVID-19 pandemic or the effectiveness of actions to contain and treat the COVID-19 pandemic, particularly in the United States and other geographies where we or our third party suppliers, clinical trial sites, CROs and CMOs operate. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, our results of operations and financial condition.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, since we are a public company, the U.S. Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the Cayman Islands, Taiwan, the PRC and Australia, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, there could be unanticipated changes in existing regulatory requirements. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our Company and our operating results will be adversely affected.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have granted, and will continue to grant, options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses and dilution to our existing shareholders and holders of our ADSs.

We have adopted the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, and the 2022 Performance Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We have terminated the authority to grant additional awards under the 2020 Share Incentive Plan and all future awards will be granted under the 2022 Performance Incentive Plan. As of the Latest Practicable Date, options to purchase a total of 1,906,903 and 1,638,667 ordinary shares have been granted and are outstanding under the 2020 Share Incentive Plan and the 2022 Performance Incentive Plan. As of the Latest Practicable Date, no award has been granted or is outstanding under the 2022 Performance Incentive Plan. See “Item 6. Directors, Senior Management and Employees—Compensation—Share Incentive Plans”.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Furthermore, the granting of share-based compensation will lead to dilution of our existing shareholders, including any holders of our ADSs. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective equity incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

If we fail to comply with certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, we could be subject to serious consequences and significant expenses that could have a material adverse effect on our business, financial condition and results of operations, and our reputation may be harmed.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, collectively, Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. In particular, the FCPA generally prohibits us from making payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery and corruption laws of other jurisdictions. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also have significant non-U.S. activities that we expect to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the Trade Laws.

Although we have policies and procedures designed to ensure that we, our employees and our agents comply with the Trade Laws, there is no assurance that such policies or procedures will prevent our agents, employees and intermediaries from engaging in bribery activities. Failure to comply with the Trade Laws could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products and/or exclusion from participation in government healthcare programs, as well as reputational harm. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

Our business may be exposed to foreign exchange risks.

We operate internationally and conduct clinical trials in multiple jurisdictions and thus we have expenses denominated in local currencies in multiple jurisdictions in connection with, among other things, our sponsored clinical trials, purchase of drug product for our clinical trials, process development and the prosecution and maintenance of our intellectual property portfolio. As a result, we are exposed to foreign currency exchange risk, as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. In accordance with our business decisions, our exposure to this type of risk could change depending on:

●	the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co-development agreements;
●	the location of clinical trials on product candidates; and
●	our policy for insurance coverage.

Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our liquidity, operations and financial position could be adversely affected by recent turmoil in the banking industry, conditions in the financial markets or the negative performance of financial institutions.

On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank (“SVB”) and appointed Federal Deposit Insurance Corporation (the “FDIC”) as receiver. On March 12, 2023, the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at SVB would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception. As of March 10, 2023, we had a substantial majority of our cash and cash equivalents balance held at SVB. We regained access to our deposits at SVB on March 13, 2023, and under the instruction of our Board, we have transferred substantially all of such balance out of SVB to our bank accounts with other larger national banks in the U.S. and other banks outside of the U.S..

Our available cash and cash equivalents are held in our operating accounts with or managed by reputable financial institutions. The amount of cash in our operating accounts exceeds the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. While we monitor our accounts regularly and adjust our balances as appropriate, our access to these accounts could be negatively impacted if the underlying financial institutions fail, become insolvent, or subject to other adverse conditions in the financial markets. The operations of U.S. and global financial services institutions are interconnected and the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known. To date, we have not experienced any losses on cash or deposits held in our operating accounts; however, we can provide no assurances that access to our cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

Further, if any banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future in response to volatile financial conditions affecting the banking system, we may be unable to access, and we may lose, some or all of our existing cash and cash equivalents to the extent those funds are not insured or otherwise protected by the FDIC. Any delay in our ability to access our cash and cash equivalents (or the loss of some or all of such funds) could have a material adverse effect on our operations and financial position and cause us to need to seek additional capital sooner than planned. The occurrence of any such events may also make equity or debt financing more difficult to obtain, and additional equity or debt financing might not be available on reasonable terms, if at all; difficulties obtaining equity or debt financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

In September 2022, we received approval from NMPA to initiate the Phase 3 clinical trial of Tinlarebant in adolescent STGD1 patients in China. As we have engaged a CRO to conduct clinical trials for Tinlarebant in China, our financial condition and results of operations may be affected by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies, and change of enforcement practice of such rules and policies can occur quickly with little advance notice. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, the PRC government had, in the past, implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected. As we have initiated clinical trials for Tinlarebant in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ADSs, may also be adversely affected.

Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs.

The U.S. government has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations. It is unknown whether and to what extent new legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to the United States or to China, our industry or on us. We conduct clinical activities and have business operations both in the United States and China. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with significant China-based operations, capital controls or tariffs, may affect the competitive position of our drug products, the hiring of scientists and other research and development personnel, the demand for our drug products, the import or export of raw materials in relation to drug development, our ability to raise capital, the market price of our ADSs or prevent us from selling our drug products in certain countries. Furthermore, the SEC has issued statements primarily focused on companies with significant China-based operations. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with variable interest entities (“VIEs”) structures. We do not have a VIE structure and are not in a restricted foreign investment industry. However, it is possible that the Company’s periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the China Securities Regulatory Commission (the “CSRC”) announced on August 1, 2021, that “it is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S.so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.”

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ADSs.

The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government published new policies in 2021 that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business adversely affect our business, financial condition and results of operations. Furthermore, statements made by the Chinese government in recent years have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. Although as of the Latest Practicable Date, we do not expect to be materially affected by the foregoing statements, any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs to our investors, and could cause the value of our ADSs to significantly decline or become worthless.

We are subject to changing legal and regulatory requirements in the PRC pharmaceutical industry, and new laws, rules and regulations promulgated by the PRC government may adversely affect our profitability or impose additional compliance burdens on us.

As required under the NMPA regulations, we established a subsidiary in China with an aim to serve as the applicant for the planned clinical trials relating to our drug candidates in China. After we obtained approval from the NMPA to initiate the Phase 3 clinical trial of Tinlarebant in adolescent STGD1 patients in September 2022, we engaged a CRO to conduct clinical trials for Tinlarebant in China. As we have elected to carry out clinical trials in China, we are required to comply with relevant PRC laws and regulations in relation to our clinical trials and relevant operations.

The PRC pharmaceutical industry is subject to extensive government regulation and supervision as well as monitoring by various government authorities. In particular, the current regulatory framework addresses substantially all aspects of a pharmaceutical company’s operations, including approval, production, licensing, certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs, quality control, pricing of pharmaceutical products and environmental protection. There can be no assurance that the legal framework, licensing and certification requirements or enforcement trends in our industry will not change in a manner that may result in increased costs of compliance, or that we will be successful in responding to such changes. We may also be subject to the risk of adverse changes to favorable governmental policies, and the introduction of unfavorable governmental policies on the pharmaceutical industry. The costs we incur to comply with these laws and regulations may materially increase our total costs and decrease any potential profits. Any violation of these laws, rules or regulations or our failure to obtain any required approvals or permits may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligations to take rectification measures.

Other than the industry specific laws and regulations that are applicable to the biotechnology or pharmaceutical companies, we may also be subject to laws and regulations promulgated or implemented by other regulatory authorities in China concerning cyber security and data protection. Regulatory authorities in China have implemented and may consider to implement additional legislation concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the Internet or another information network. Various regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the China Cyberspace Administration in 2017 and 2019, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, the Standing Committee of the National People’s Congress of the People’s Republic of China, or SCNPC, promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system. A similar security assessment mechanism was also included in the Personal Information Protection Law, or the Personal Information Protection Law, which was promulgated in August 2021 and became effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.

Under the Cyber Security Law and Data Security Law, as we have elected to carry out clinical trials in China, (i) we may be required to establish and maintain a comprehensive data and network security management system that will enable us to monitor and respond appropriately to data security and network security risks; (ii) we may need to classify and take appropriate measures to address risks created by our data processing activities and use of networks; and (iii) we may be obligated to notify affected individuals and appropriate Chinese regulators of and respond to any data security and network security incidents. Establishing and maintaining such systems takes substantial time, effort and cost, and we may not be able to establish and maintain such systems fully as needed to ensure compliance with our legal obligations. Despite our investment, such systems may not fully guard us or enable us to appropriately respond to or mitigate all data security and network security risks or incidents we face. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and disclosing such data may be subject to security review or prior approval by relevant PRC government authorities, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of China.

Furthermore, on December 28, 2021, the Cybersecurity Administration of China, China’s highest cyberspace regulator, and other twelve authorities of the PRC jointly issued the amended Cybersecurity Review Measures, or the Amended Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Amended Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, the Amended Cybersecurity Review Measures requires that all such entities that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review.

Moreover, on July 7, 2022, the Cybersecurity Administration of China published the Measures on Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022 and provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a data processor which processes personal information of more than 1,000,000 individuals or a critical information infrastructure operator provides personal information abroad; (iii) where a data processor has provided personal information in the aggregate of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the Cybersecurity Administration of China for which declaration for security assessment for cross-board transfer of data is required.

To comply with these requirements, maintaining local data centers in China, conducting security assessments or obtaining the requisite approvals from the Chinese government for the transmission outside of China of such controlled information and data could significantly increase our operating costs or cause delays or disruptions in our business operations in and outside China. We expect that the evolving regulatory interpretation and enforcement of the national security legal regime will lead to increased operational and compliance costs and will require us to continually monitor and, where necessary, make changes to our operations, policies, and procedures.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

As we have elected to conduct clinical trials for Tinlarebant in adolescent STGD1 patients in China, certain of our clinical research and development activities are supervised by relevant regulatory authorities in China. The PRC legal system is a civil law system based on written statutes and, unlike the common law system, prior court decisions can only be cited as reference and have limited precedential value. Additionally, written statutes in the PRC are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the PRC government has developed a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. As these laws and regulations are continually evolving in response to changing economic and other conditions, and because of the limited volume of published cases and their non-binding nature, any particular interpretation of PRC laws and regulations may not be definitive. Moreover, we cannot predict the effect of future developments in the PRC legal system and regulatory structure. Such unpredictability towards our contractual, property and procedural rights as well as our rights licensed, approved or granted by the competent regulatory authority could adversely affect our business and impede our ability to continue our operations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, if at all, and which may have a retroactive effect. Hence, we may not be aware of violation of these policies and rules until after such violation has occurred. Further, the legal protections available to us and our investors under these laws, rules and regulations may be limited.

In addition, any administrative or court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce various contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Recently, PRC regulators have announced regulatory actions aimed at providing the PRC government with greater oversight over sectors of the economy in the PRC, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in the PRC. Although the biotechnology industry is already highly regulated in the PRC and while there has been no indication to date that such actions or oversight would apply to companies like us, the PRC government may in the future take regulatory actions that materially adversely affect the business environment and financial markets in the PRC as they relate to us, our ability to operate our business, our liquidity and our access to capital.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. Enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain relevant approvals for sending scientific data (such as the results of our preclinical studies or clinical trials conducted within China in the future) abroad, or to our foreign collaborators in China.

If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of product candidates in the future may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities.

Risks Related to Our Reliance on Third Parties

As we rely on third parties to conduct our preclinical studies, clinical trials, contract manufacture drug substances and drug products, and provide other important services related to product development, regulatory submissions, and commercialization, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties, comply with applicable laws, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied on and plan to continue to rely on third-party CROs to monitor and manage data for some of our ongoing preclinical studies and clinical trials. We rely on these parties for the execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

Our CROs have the right to terminate their agreements with us in the event of an unrectified material breach. If any of our relationships with our third-party CROs is terminated, we may not be able to (i) enter into arrangements with alternative CROs or do so on commercially reasonable terms or (ii) meet our desired clinical development timelines. In addition, there is a natural transition period when a new CRO commences work, and the new CRO may not provide the same type or level of services as the original provider and data from our clinical trials may be compromised as a result. There is also a need for relevant technology to be transferred to the new CRO, which may take time and further delay our development timelines.

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical studies. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the impacts of COVID-19 on their operations, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

Because we rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves certain risks that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these third parties, which could increase the risk that such information will be misappropriated. We currently have a limited number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future, and such challenges or delays could have a material adverse impact on our business, financial condition and prospects.

As we rely on third parties to conduct our preclinical studies and clinical trials, our business could be harmed if those third parties fail to comply with the applicable regulatory requirements.

We and our CROs are required to comply with cGCP, current good laboratory practices, or cGLP, and other regulatory regulations and guidelines enforced by the FDA, the TGA, the NMPA, the EMA, the International Conference on Harmonization, or ICH, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these cGCP, cGLP or other regulatory requirements through periodic inspections of study sponsors, investigators and study sites. If we or any of our CROs fail to comply with applicable cGCP, cGLP or other regulatory requirements, the relevant data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with cGCP requirements. In addition, our clinical trials must be conducted with product candidates or products produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

We rely on third parties to supply the drug raw materials for our manufacturing activities. Lack of availability or significant increases in cost of such drug raw materials could harm our business.

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, our drug raw materials for our manufacturing activities are supplied by multi-source suppliers and we entered into long-term capacity arrangements with one of our suppliers. We believe our suppliers have sufficient capacity to meet our demands for drug materials. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted or if the costs of such drug materials were to significantly increase, our business would be materially harmed. For example, the COVID-19 pandemic could have a broad impact on the production and supplies of active ingredients or other raw materials and result in a potential shortage of supply. If we or our third-party manufacturers experience a shortage in supply of active ingredients or other raw materials, whether due to COVID-19 or otherwise, we may not be able to continue to supply adequate levels of our drugs to our customers, which would have a negative impact on our business and results of operations.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic collaboration or other alternative arrangements for our product candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party.

Further, collaborations involving our product candidates are subject to additional risks, which include, but are not limited to, the following:

●	collaborators may have significant discretion in determining the efforts and resources that they will apply to a collaboration;
●	collaborators may not pursue the development and commercialization of our product candidates or may elect not to continue or renew the development or commercialization programs based on clinical trial results, change in their strategic focus due to the acquisition of competitive drugs, increased competition, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, discontinue a clinical trial, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our product candidates or future drugs;
●	collaborators with marketing and distribution rights to one or more of our product candidates or future drugs may not commit sufficient resources to their marketing and distribution;
●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	collaborators may not always be cooperative or responsive in providing their services in a clinical trial;

●	disputes may arise between us and a collaborator that cause a delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
●	collaborators may own or co-own intellectual property covering our product candidates or future drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and
●	we may not be able to receive agreed development fees, royalties or milestone payments we expected when seeking collaborations.

As a result, if we enter into collaboration agreements or license our drugs, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate these collaborations or licenses with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product sales revenue, which would harm our business, financial condition, results of operations and prospects.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Risks Related to Our ADSs

The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the law in China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by the authorities in those jurisdictions.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and vacated its previous determinations to the contrary.

Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report included in our registration statement on Form F-1 filed with and subsequently declared effective by the SEC on April 28, 2021, and our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), both as independent registered public accounting firms with the PCAOB and are headquartered in New York, New York, are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Both Friedman and Marcum have been inspected by PCAOB on a regular basis, and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

In addition, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Inspections of an independent registered public accounting firm conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, to the extent that any component of our auditor’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

Furthermore, should PCAOB determine that it cannot inspect or fully investigate our auditor in the future, Nasdaq may determine to delist our securities. Delisting of our ADSs would force holders of our ADSs to sell their ADSs or convert them into our Ordinary Shares. The market price of our ADSs could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

If we fail to establish and maintain proper internal controls over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, reporting companies are generally required to file a report by their management on such company’s internal control over financial reporting, including an attestation report on internal control over financial reporting issued by the company’s independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on Nasdaq Capital Market.

As a result of our principal shareholder, Lin Bioscience International Ltd.’s significant share ownership position in the Company, Lin Bioscience International Ltd. is able to influence corporate matters and a conflict of interest may arise between our principal shareholder and us.

As of the Latest Practicable Date, our principal shareholder, Lin Bioscience International Ltd., beneficially owned approximately 65.94% of our outstanding ordinary shares. As a result of significant share ownership position in our Company, our principal shareholder could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions, strategic collaborations or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and reducing the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

Conflicts of interest may arise between our principal shareholder and us in a number of areas relating to our ongoing relationships. Our financial contribution to our principal shareholder was not material during the periods presented in this Annual Report, and our principal shareholder may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. Our principal shareholder’s decisions with respect to us or our business may favor our principal shareholder, which may not necessarily be aligned with our interests and the interests of our other shareholders. Our principal shareholder may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with our principal shareholder. Although we are a stand-alone public company and have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions including those between our principal shareholder and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

The market price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs ranged from US$8.87 to US$44.00 per ADS since the listing of ADS on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including as a result of short selling by institutional and retail investors. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchased your ADSs and you may lose some or all of your investment.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific business reasons, including, but not limited to:

●	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;
●	regulatory developments affecting us, our patients, our customers, our suppliers or our competitors, including adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
●	any adverse changes to our relationship with manufacturers or suppliers;
●	the results of our testing and clinical trials;
●	the results of our efforts to research and develop additional product candidates or otherwise acquire or license additional product candidates;
●	entering into out-licensing or collaborations and any subsequent changes in the terms or structure of these licenses or collaborations;

●	appointments of key vendors, including CMOs;
●	variations in the level of expenses related to our existing drugs and product candidates or preclinical, clinical development and commercialization programs;
●	any litigation or administrative proceedings in which we may become involved, including any intellectual property infringement actions;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	actual or anticipated fluctuations in our revenue, operating expenses and profitability, and any other variations in our results of operations;
●	manufacture, supply or distribution shortages;
●	announcements about our results of operations that are not in line with analyst expectations;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;
●	changes in financial estimates by securities research analysts;
●	media reports, whether or not true, about our business, our competitors or our industry;
●	additions to or departures of our management;
●	foreign exchange fluctuations;
●	release or expiration of lock-up (as applicable) or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;
●	general economic and market conditions and overall fluctuations in the U.S. equity markets;
●	changes in accounting principles; and
●	changes or developments in the United States, the United Kingdom, Australia, Taiwan, PRC or global regulatory environment.

We expect that, until we are able to commercialize our drug pipeline, the primary drivers of the market price of our ADSs will likely be the results of our research and development efforts, the outcome of our various testing, studies and our overall clinical performance. Nevertheless, the stock market, in general, and pharmaceutical and biotechnology companies have from time to time experienced extreme price and trading volume fluctuations that have often been unrelated or disproportionate to the clinical and/or operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, the current volatility in the financial markets and related factors beyond our control may cause the market price of our ADSs to decline rapidly and unexpectedly.

We may face an increased risk of securities class action litigation, which is expensive and could divert management’s attention.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. This risk is especially relevant to us because biotechnology and biopharmaceutical companies have experienced significant share price volatilities in recent years. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs is influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity, if it would occur, could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 8,274,880 ADSs (equivalent to 8,274,880 ordinary shares) outstanding as of the Latest Practicable Date. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

The ADSs are equity and are subordinate to our existing and future indebtedness and any preferred stock we may issue in the future.

The ADSs are our equity interests and do not constitute indebtedness. As such, the ADSs rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our ADSs may be subject to prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our Board of Directors is authorized to issue additional classes or series of preferred stock without any action on the part of the shareholders. The Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our ADSs with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our ADSs with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our ADSs, the rights of holders of our ADSs or the market price of our ADSs could be adversely affected.

Holders of ADSs have fewer rights than shareholders and the voting rights of holders of ADSs are limited by the terms of the deposit agreement.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you are only able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary in the manner set forth in the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven (7) calendar days; provided that a general meeting may be called on short notice under specified circumstances. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may fix the date notice is given of a general meeting as the record date, and the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have an adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Furthermore, in the event of voting by a show of hands, pursuant to the terms of the deposit agreement, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions, which may result in the ordinary shares underlying the ADSs held by certain ADS holders being voted in a manner contrary to such ADS holders’ voting instructions.

The depositary for the ADSs is entitled to charge holders of ADSs fees for various services, including annual service fees.

The depositary for the ADSs is entitled to charge holders of ADSs fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time.

We have considerable discretion to determine how to use the net proceeds from our initial public offering and may use them in ways with which you may not agree or that may not ultimately yield a favorable return or increase the price of the ADSs.

Although we currently intend to use the net proceeds from our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—E. Use of Proceeds” in this Annual Report, our management will have considerable discretion in deciding how to apply the net proceeds from our initial public offering, and we could spend the net proceeds from our initial public offering in ways the holders of the ADSs may not agree with or that do not ultimately yield a favorable return. Because of the number and variability of factors that will determine our use of the net proceeds from our initial public offering, our use of these proceeds may differ substantially from our current plans. Additionally, in utilizing the proceeds of our initial public offering, under the PRC laws and regulations, we are only allowed to provide funding to our PRC subsidiary through loans or capital contributions. Subject to satisfaction of the applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its research and development, capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals in a timely manner, if at all. Further, if we choose to allocate funds to our PRC subsidiary, or if we desire to re-allocate those funds, our PRC subsidiary will have to comply with various PRC laws and regulations.

The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. You will not have the opportunity to assess whether the net proceeds from our initial public offering are being used appropriately before making your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. We cannot assure you that the net proceeds will be used in a manner that will ultimately yield a favorable return or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. If the depositary does not distribute the rights, if any, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares, and we do not have any present plan to pay any dividends on our ordinary shares. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or any other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses pursuant to the deposit agreement. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful to make a distribution available to any holders of ADSs. For instance, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities that may be received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if such distributions to you are illegal or impractical. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated in the Cayman Islands. Most of our directors and executive officers, and some of the experts named in this Annual Report, are nationals and/or residents of countries other than the United States, and a significant portion of the assets of these persons may be located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. As of the Latest Practicable Date, none of our officers, directors or other members of our senior management are located in China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of the register of members of these companies, other than the memorandum and articles of association and any special resolutions passed by these companies, and the registers of mortgages and charges of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our Board of Directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would lose our foreign private issuer status if, for example, as of the applicable determination date, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on June 30, 2023, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not otherwise incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions with only independent directors each year; or
●	have annual general meetings (although we will hold annual general meetings should there be any matter which requires shareholders’ approval pursuant to our memorandum and articles of association and home country practices).

To the extent we choose to follow home country practice with respect to corporate governance requirements such as the foregoing matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a “controlled company”, we are exempt from certain Nasdaq corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

●	a majority of our Board of Directors must be independent directors;
●	our compensation committee must be composed entirely of independent directors; and
●	our corporate governance and nomination committee must be composed entirely of independent directors.

We intend to take advantage of corporate governance exemptions available to controlled companies. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors of our ADSs or ordinary shares.

Based on current estimates of our gross income and the value of our gross assets (including goodwill) and the manner in which we conduct our business, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (after taking into account the income and assets of subsidiaries in which it owns at least a 25% interest by value), (i) at least 75% of its gross income is “passive” income, such as interest and income from financial investments (the “income test”) or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash and cash equivalents (such as bank deposits) will count as passive assets, and goodwill should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. We could be a PFIC for any future taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents, or if the gross income that we and our subsidiaries earn from investing the portion of cash raised in our initial public offering is substantial in comparison with the gross income from our business operation.

If we were treated as a PFIC for any taxable year, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our ADSs or ordinary shares including the availability and the advisability of making certain elections under the PFIC rules. See “Item 10. Additional Information—United States Federal Income Tax Considerations — Passive Foreign Investment Company” for further information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; and (d) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

We incur increased costs as a public company, and will incur further increased costs after we cease to qualify as an “emerging growth company.”

As a public company in the United States, we incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopted additional policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Belite Bio, Inc was incorporated in the Cayman Islands on March 27, 2018 as an exempted company with limited liability. Our legal name is Belite Bio, Inc and our commercial name is Belite Bio. We are engaged in research and development of novel therapeutics targeting significant unmet needs. The address of our registered office in Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices are located at 12750 High Bluff Drive Suite 475, San Diego, CA 92130. Our telephone number at that address is +1-858-246-6240. Puglisi & Associates, or Puglisi, serves as our agent for service of process in the United States. Puglisi’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

In June 2016, Lin BioScience, Inc., a public company in Taiwan (stock code: 6696.TW), which is our ultimate controlling shareholder (i.e., the sole shareholder of our principal shareholder, Lin Bioscience International Ltd.), established Belite Bio Holdings Corp. (formerly known as Lin BioScience Holdings Corporation) and Belite Bio, LLC (formerly known as Lin BioScience, LLC), in Delaware. Belite Bio Holdings Corp. is an intermediate holding company and owns 100% equity interests in Belite Bio, LLC, which is mainly engaged in research and development of Tinlarebant (a/k/a LBS-008) and LBS-009.

In March 2018, as a part of a reorganization, Lin BioScience, Inc. established the Company (formerly known as Lin BioScience Co., Ltd.) in the Cayman Islands, as a subsidiary to its wholly-owned subsidiary Lin Bioscience International Ltd.

In June 2018, as a part of the reorganization, Lin Bioscience International Ltd., acquired the entire equity interest in Belite Bio Holdings Corp. from Lin BioScience, Inc. and then contributed the entire equity interest in Belite Bio Holdings Corp. to us in July 2018. After this contribution, Belite Bio Holdings Corp. became our wholly-owned subsidiary, which in turn owns 100% equity interests in Belite Bio, LLC.

Before and after the reorganization, we were, together with our subsidiaries, effectively controlled by the same shareholders, and therefore the reorganization is considered a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of us and our subsidiaries have been accounted for at historical cost in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

In August 2018, Belite Bio Holdings Corp. established RBP4 Pty Ltd in Australia as its wholly-owned subsidiary for carrying out clinical trials in Australia and tax refund purposes.

In June 2021, we established Belite Bio (HK) Limited in Hong Kong as a wholly-owned subsidiary which established Belite Bio (Shanghai) Limited in Shanghai, China in August 2021 with the purpose of conducting clinical trials of our product candidates in China.

In April 2022, we listed our ADSs on the Nasdaq Capital Market under the symbol “BLTE”.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website address belitebio.com. Our website and the information contained on, or accessible through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

B.Business Overview

Overview

We are a clinical stage biopharmaceutical drug development company focused on novel therapeutics targeting currently untreatable eye diseases involving retinal degeneration with significant unmet medical needs such as (i) atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy (GA), or advanced dry AMD, and (ii) autosomal recessive Stargardt disease type 1, or STGD1, both of which cause progressive loss of vision leading to permanent blindness. Our drug development pipeline also includes a small molecule, orally administered compound which is intended for the treatment of metabolic diseases such as non-alcoholic fatty liver disease, or NAFLD, nonalcoholic steatohepatitis, or NASH, type 2 diabetes, or T2D, and gout.

Tinlarebant (LBS-008)

Our lead product candidate, Tinlarebant (a/k/a LBS-008), is an orally administered, once-a-day tablet intended as an early intervention for maintaining the health and integrity of retinal tissues in STGD1 and GA patients. Currently, there are no FDA approved treatments for STGD1 and no approved orally administered treatments for GA. Therefore, if approved, Tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

In both STGD1 and GA, the accumulation of bisretinoids, i.e. the cytotoxic byproducts of vitamin A (retinol), has been implicated in progression of retinal disease. Bisretinoids are derived from circulating retinol. Therefore, it is hypothesized that reduction of retinol delivery to the eye might be effective to reduce bisretinoid accumulation and slow disease progression in STGD1 and GA patients.

The sole carrier protein for delivery of retinol to the eye is serum retinol binding protein 4, or RBP4. Developed from our RBP4 intellectual property portfolio, or RBP4 IP Portfolio, Tinlarebant was designed to be a potent and reversible RBP4 antagonist. As an RBP4 antagonist, Tinlarebant reduces the amount of retinol entering the visual cycle thereby reducing the formation of bisretinoid toxins which will ultimately preserve the health of the retina. We hold a worldwide exclusive license of the RBP4 IP Portfolio from Columbia University, which contains disclosure directed to over 400 structurally distinct RBP4 antagonists under patent protection in major pharmaceutical markets worldwide, including the United States, the European Union, China, Australia, Japan, South Korea and India.

Tinlarebant was designed to target RBP4 as a means to sustain reduced retinol delivery to the eye and reduce the accumulation of bisretinoids in ocular tissue. Our available data suggest that this therapeutic approach could potentially slow disease progression and vision loss in patients affected with STGD1, which shares strong pathophysiologic similarities with GA. In clinical trials, Tinlarebant has demonstrated a target specificity and potency that we believe could be clinically meaningful for STGD1 and GA patients.

To support the clinical development of Tinlarebant, as of mid-2020, we had completed one Phase 1 single ascending dose, or SAD, study in 40 healthy adult subjects in the U.S., one Phase 1 SAD study in 39 healthy adult subjects and one Phase 1 multiple ascending dose, or MAD, study in 32 healthy adult subjects in Australia. These studies involved 111 healthy adult subjects in total and evaluated the safety, toxicity, pharmacokinetics, or PK, and pharmacodynamics, or PD, of Tinlarebant.

To support the clinical development of Tinlarebant in STGD1, following completion of the foregoing studies, an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 subjects was initiated in Australia and Taiwan. The study design includes two portions: the Phase 1b portion was a 1-month dose finding study which enrolled 11 adolescent STGD1 subjects; and the Phase 2 portion is a 2-year extension of the Phase 1b portion in which the 11 STGD1 subjects participating in Phase 1b rolled over into the Phase 2 portion. Two additional adolescent STGD1 subjects were enrolled, giving a total of 13 adolescent STGD1 subjects, in the Phase 2 study. The PD data from the Phase 1b portion has shown that during the repeat dosing, Tinlarebant can achieve a sustained mean RBP4 reduction of > 70%, relative to baseline values. The Phase 2 portion of this study is ongoing. We have obtained 6-month and 12-month treatment data which we believe show halting or slowing of lesion growth. See “—Phase 1b/2 Clinical Trial in STGD1” below for more information.

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. See “—Phase 3 Clinical Trial in STGD1” below for more information.

To support the clinical development of Tinlarebant in GA, in addition to the foregoing Phase 1studies completed as of mid-2020, we have also recently completed a Phase 1b dose-finding study in aged healthy adults to determine the appropriate dose for subjects with similar age and body mass index as GA patients. This study was an open-label, parallel, single-dose, clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. A dose which produces the desired PD effect against RBP4 was identified.

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. This study is designed to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. PHOENIX will be a multicenter, randomized, double‑masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in GA subjects. See “—Phase 3 Clinical Trial in Geographic Atrophy” below for more information.

STGD1 is a rare monogenetic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A by-products known as bisretinoids and cellular debris, or lipofuscin, which precedes the death of retinal tissue and loss of vision. Although an orphan disease, STGD1 is the most common juvenile macular degeneration. Dry AMD is a heterogenous condition that arises from a complex interplay between age, genetics and environmental factors, such as diet and smoking, but has a pathology and course of disease that strongly resembles that of STGD1, particularly in intermediate and advanced stages. Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. Therefore, if approved, Tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

In May 2022, Tinlarebant received Fast Track designation for the treatment of STGD1 in the United States.

In September 2017, Tinlarebant received orphan drug designation for the treatment of STGD1 in the United States, which entitles it to market exclusivity such that the U.S. Food and Drug Administration, or FDA, may not approve any other applications for the same product for the same indication for 7 years, except in very limited circumstances. See “—Regulations — U.S. Regulation — NDA Submission and Review — Orphan Drug Designation and Exclusivity” for more information. Tinlarebant has also received orphan designation for the treatment of STGD1 in Europe, which entitles it to a 10-year period of market exclusivity, which may be reduced in certain circumstances. During this market exclusivity period, neither the European Medicines Agency, or EMA, nor the European Commission or member states can accept an application for, or grant a marketing authorization for, a “similar medicinal product.” See “—Regulations — European Regulation —  Orphan Designation and Exclusivity” for more information. Additional benefits of an orphan drug signation include a tax credit of 50% of the qualified clinical testing expenses for the relevant taxable year and a waiver of the new drug application, or NDA, application fee (which is approximately US$3.1 million for fiscal year 2022).

In addition, Tinlarebant has received rare pediatric disease designation in the United States and may be eligible for a priority review voucher. A priority review voucher may be awarded to a sponsor if it develops a drug for a rare pediatric disease and the drug is approved. The priority review voucher allows the sponsor of a subsequent NDA or Biologic License Application for any product candidate to expedite the FDA’s review goal from 10 months to 6 months. The priority review voucher may be sold to other companies that seek to expedite drug reviews. See “—Regulations — U.S. Regulation — NDA Submission and Review — Rare Pediatric Disease Designation and Priority Review Vouchers” for more information. In the last three years, priority review vouchers have sold in a price range between US$95-125 million. In the event that we or a sublicensee chooses to sell a priority review voucher, we or such sublicensee would be obligated to pay Columbia University a percentage of revenue in the low double-digits that we or such sublicensee receives from any such sale pursuant to the Columbia License Agreement. In the event that we or a sublicensee does not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. See “ —  Intellectual Property — Patents — Patent License Agreement with The Trustees of Columbia University in the City of New York” for more information.

Tinlarebant was selected by the National Institute of Health (NIH) Blueprint Neurotherapeutics Network (BPN) in 2011 as a promising drug candidate for treating dry AMD. The BPN was launched in 2004 to foster small-molecule neurotherapeutic development, bringing together a unique blend of grant dollars, industry-standard scientific expertise, and contract resources under a milestone-driven cooperative agreement program. The BPN criteria for selection of clinical drug candidates are based on multiple features of an applicant’s drug development program including the following: 1) strong biological rationale, 2) novel target for the disease, 3) strong data linking target to disease, 4) demonstration of preclinical pharmacodynamic effect and efficacy, 5) feasible path to clinic, and 6) IP free of roadblocks. Tinlarebant was funded by BPN from early discovery through Phase 1 SAD clinical trial in the United States .

The mechanism of action utilized by Tinlarebant has been recognized and recommended as a priority for clinical development in both STGD1 and dry AMD in a systematic review published by the U.K. National Institute for Health Research, or the NIHR, in 2018. The NIHR is funded by the U.K. Department of Health and Social Care and focuses on early translational research, clinical research and applied health and social care research for the purpose of enabling and delivering world-leading health and social care research that improves people’s health and wellbeing and promotes economic growth. The NIHR screened 7,948 articles in 2018 for its systematic review on treatments for dry AMD and STGD1. Its principal findings included that research focus should be at earlier stages in both diseases (before vision is impaired) and that the most promising treatments for both diseases appear to be prevention of lipofuscin and bisretinoid accumulation. Therefore, the NIHR recommended the mechanism of RBP4 inhibition, which is utilized by Tinlarebant, as a promising treatment in dry AMD and STGD1.

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on publicly available information, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. To our knowledge, there are also three other U.S.-based companies advancing treatments for STGD1 and their assets are currently in Phase 2, Phase 2a and Phase 2b development, respectively. In GA, there are three other U.S.-based companies advancing treatments, with one company currently in Phase 3 development, one company with completed Phase 3 studies and a submitted NDA to FDA, and one company which has completed Phase 3 development and has received a drug approval from the FDA for an intravitreally injected therapeutic agent.

Clinical Trials in Healthy Adult Subjects

To support the clinical development of Tinlarebant, we have completed one randomized, double-blind, placebo-controlled, Phase 1 SAD study in 40 healthy adult subjects in the United States, one randomized, double-blind, placebo-controlled, Phase 1 SAD study in 39 healthy adult subjects and one randomized, double-blind, placebo-controlled, Phase 1 MAD study in 32 healthy adult subjects in Australia. These studies were conducted to confirm the safety, toxicity, PK and PD of Tinlarebant on a range of single ascending dose (10-50 mg in the US; 25-400 mg in Australia) / multiple ascending dose (5-25 mg in Australia) levels in heathy adult subjects in fasted / fed conditions.

In the US SAD study, we found that single doses of 10–50 mg Tinlarebant were well tolerated and reduced mean serum RBP4 level by around 70% from baseline. The degree of lowering of RBP4 plasma concentrations increased with increasing Tinlarebant dose. This study also compared doses of Tinlarebant taken with and without food, which did not show a food effect with dosing.

In the Australian SAD study, we found that single doses of 25-400 mg Tinlarebant were well tolerated and reduced mean RBP4 level by > 70% from baseline. One subject in the 100 mg cohort experienced a drug-related adverse event of mild transient xanthopsia. That event was resolved within 48 hours. A direct correlation between the Tinlarebant plasma concentration and RBP4 suppression was observed.

In the Australian MAD study, we found that all dose levels were well tolerated and have identified an optimal daily dose to reduce serum RBP4 by >70% from baseline. Most drug-related adverse events reported were mild in severity, and the most frequently reported drug-related adverse event was asymptomatic Delayed Dark Adaptation, or DDA, which did not show dose proportionality and reflects a reduction in vitamin A levels in the eye, which is the intended effect of Tinlarebant. No deaths, serious or severe adverse events were reported. The Safety Review Committee, or SRC, approved dose escalations after reviewing the safety data profile at each dose level.

Additionally, to further support the clinical development of Tinlarebant in GA, we have also completed an open-label, parallel, single-dose, Phase 1b dose-finding study to evaluate the PK and PD of Tinlarebant in 16 healthy adult subjects aged between 50 and 85 in Australia. Through this study, we determined the optimal dose for subjects with similar age and body mass index as GA patients.

Stargardt Disease

In STGD1, we are developing Tinlarebant as an orally administered, once-a-day tablet treatment to target RBP4 by disrupting vitamin A (retinol) binding to RBP4 which leads to reduced delivery of retinol to the eye and reduced accumulation of toxic vitamin A by-products.

STGD1 is an inherited juvenile form of macular degeneration and currently, there is no approved treatment available. The disease is caused by a mutation in the ABCA4 gene, which leads to the accelerated formation and accumulation of toxic vitamin A by-products known as bisretinoids. The most prominent bisretinoid identified in human tissues is known as A2E (N-retinylidene-N-retinylethanolamine). The accumulation of A2E in ocular tissues causes progressive retinal cell death and permanent loss of vision. More than 500 mutations in the ABCA4 gene have been identified in STGD1 patients. Some STGD1 patients suffer severe visual impairment by the age of 20. The prevalence rate of STGD1 is estimated to be 1 in 10,000 people. Based on this estimate, approximately 30,000 US citizens are affected by STGD1. This estimate includes both adults and children. Although comprehensive epidemiological data on the prevalence of STGD1 in other countries is not available, the epidemiological literature from other countries, such as Europe and Asian countries, cite the 1 in 10,000 estimate for the prevalence of STGD1.

Phase 1b/2 Clinical Trial in STGD1

We have completed the Phase 1b portion of a Phase 1b/2 open-label, dose-finding study in 11 adolescent STGD1 subjects which has extended into a two-year, Phase 2 study with 13 adolescent STGD1 subjects in Taiwan and Australia.

The Phase 1b portion was a dose-finding study designed to determine the optimal dose of Tinlarebant and to evaluate safety, tolerability, PK and PD in adolescent STGD1 subjects for a treatment period of 2 cycles of 14-day daily dosing of Tinlarebant (28 days of daily treatment) and a 14-day follow-up period. A daily dose which is effective to produce a mean RBP4 reduction of > 70%, relative to baseline values, was identified.

We are currently conducting the Phase 2 portion of the Phase1b/2 study. As of the Latest Practicable Date, all 13 subjects have received at least 12 months of treatment and have completed the scheduled assessments at the 6-month and 12-month intervals, which we believe show halting or slowing of lesion growth. The preliminary 12-month safety data shows that most frequently reported drug-related adverse events reported to date included DDA and transient xanthopsia, which were all graded as mild. Reports of transient DDA/night vision impairment and xanthopsia were anticipated and are consistent with Tinlarebant’s mechanism of action. It is notable that in most incidences of DDA, it was confirmed by laboratory measure (dark adaptometry) as the majority of subjects were asymptomatic. No deaths or serious or severe Treatment-emergent adverse events, or TEAEs, were reported. In addition, there were no clinically significant findings in relation to vital signs, physical exams, or electrocardiograms, or ECGs.

Changes in definitely decreased autofluorescence, or DDAF, at 6-month and 12-months were compared to the baseline measurements at the start of Phase 2. The interim study data showed that 12 of the 13 subjects had no detectable DDAF lesions at either the 6-month or 12-month interval. One of the 13 subjects had a DDAF lesion size of 0.33 mm2 in the left eye and 0.31 mm2 in the right eye at the 6-month interval. At the 12-month interval, lesion growth in this subject showed a modest increase in DDAF lesion size to 0.50 mm2 in the left eye and 0.37 mm2 in the right eye. The 6-month change in DDAF lesion size (from Month 6 to Month 12) in this subject was 0.17 mm2 in the left eye, and 0.06 mm2 in the right eye. Based on these data, the mean lesion growth rate in the study cohort of 13 subjects at 12-month period was 0.04 mm2 per year in the left eye and 0.03 mm2 per year in the right eye. An additional interim data read-out will be available at Month 18. The final data read-out will be available at the end of the study (Month 24).

	Phase 2		Phase 2		Phase 2
	Baseline (mm2)		6-month (mm2)		12-month (mm2)
Subject	Left eye	Right eye	Left eye	Right eye	Left eye	Right eye
1	0.00	0.00	0.00	0.00	0.00	0.00
2	0.00	0.00	0.00	0.00	0.00	0.00
3	0.00	0.00	0.00	0.00	0.00	0.00
4	0.00	0.00	0.00	0.00	0.00	0.00
5	0.00	0.00	0.00	0.00	0.00	0.00
6	0.00	0.00	0.00	0.00	0.00	0.00
7	0.00	0.00	0.00	0.00	0.00	0.00
8	0.00	0.00	0.00	0.00	0.00	0.00
9	0.00	0.00	0.00	0.00	0.00	0.00
10	0.00	0.00	0.00	0.00	0.00	0.00
11	0.00	0.00	0.33	0.31	0.50	0.37
12	0.00	0.00	0.00	0.00	0.00	0.00
13	0.00	0.00	0.00	0.00	0.00	0.00
Cohort Mean Lesion Growth Rate			0.03	0.02	0.04	0.03

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. This study consists of a screening period, a treatment period of 2 years, and a follow-up period of one month. During our Type C meeting with FDA on March 27, 2023, we have confirmed with FDA that at least 90 subjects aged between 12 to 20 will be targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the DRAGON trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. As of the Latest Practicable Date, we have enrolled 42 subjects for this trial. In addition, we are in the process of applying for the necessary approvals to conduct the DRAGON trial in other relevant jurisdictions. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

We intend to focus on adolescent patients in our ongoing clinical trials due to several benefits afforded by utilizing this patient population — namely, establishing proof-of-concept in the context of a more severe and rapidly progressing disease (i.e., STGD1 disease progression is faster in adolescent patients compared to adults or later-onset patients), and the ability to readily expand into the larger adult STGD1 population upon approval (i.e., drug approvals for pediatrics and/or adolescents are accepted for adults but drug approvals for adults are not accepted for pediatrics and/or adolescent populations due to safety concerns).

Geographic Atrophy

Because pathophysiology in STGD1 and GA are quite similar, we expect the treatment effect of Tinlarebant in GA patients to be comparable to that observed in STGD1 patients.

AMD is an age-related form of macular degeneration. The most commonly used classification system for AMD is the Age-Related Eye Disease Study, or AREDS, classification system, which designates the following categories:

●	Category 1 is designated as “No AMD” although there may be a few small (<63µm in diameter) yellowish subretinal deposits (i.e., drusen beneath the retina).
●	Category 2 is designated as “Early AMD” and is characterized by multiple small drusen (<20µm in diameter), a few intermediate drusen (63-124µm in diameter), and abnormalities of the retinal pigment epithelium, or RPE, a monolayer of epithelial cells that lies beneath the retina and provides trophic and metabolic support to photoreceptor cells of the retina.
●	Category 3 is designated as “Intermediate AMD” where there is extensive intermediate drusen, large drusen (>125µm in diameter), and/or non-center involving GA (i.e., localized atrophy of the retina), and increased lipofuscin in the RPE.
●	Category 4 is designated as “Advanced AMD” and is characterized by GA or neovascular maculopathy (i.e., ‘wet’ AMD).

“Wet” AMD represents approximately 10% of all AMD cases. Other stages of AMD, including GA, which are collectively referred to as dry AMD, represent approximately 90% of all AMD cases. Currently, there are no FDA approved orally administered treatments for GA and no FDA approved therapies for the other stages of dry AMD other than GA. Importantly, dry AMD is a leading cause of vision loss in older adults. Thus, there is a significant unmet medical need in treating dry AMD patients. There are an estimated 20 million AMD patients in the United States and over 196 million patients worldwide with an estimated global direct healthcare cost of US$255 billion.

Disease progression in early dry AMD is very slow. The American Optometric Association reports that most people move through the process from diagnosis to legal blindness in about 10 years. Therefore, investigational therapies have been directed at the treatment of intermediate and advanced stages of dry AMD, which progress more rapidly than earlier stages. Unlike STGD1, dry AMD is believed to have a very heterogenous etiology, and various therapeutic approaches have been explored to slow disease progression in dry AMD. An important feature of intermediate AMD is the aberrant and excessive accumulation of lipofuscin and bisretinoid toxins, similar to STGD1. In these stages of dry AMD, retinal lesions (i.e., GA) are bordered on all sides by an annulus of autofluorescence which expands in a centrifugal manner followed by lesion expansion into the autofluorescent area. In vivo analyses of the autofluorescent area in intermediate AMD eyes revealed an excitation maxima and fluorescence emission that is consistent with the spectral properties of bisretinoid toxins. Thus, the clinical presentation and biochemical features of intermediate and advanced dry AMD suggest that a therapy directed at reducing the level of bisretinoid toxins may be effective to slow disease progression.

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. PHOENIX will be a multicenter, randomized, double‑masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in GA subjects.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period of one month. Approximately 430 subjects are targeted for enrollment with a 2:1 randomization (active:placebo). The primary end point in the PHOENIX trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. The first patient of this study is expected to be enrolled around mid 2023. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

Phase 1b Clinical Trials in Healthy Adult Subjects (Single Ascending Dose Study in Australia)

In November 2022, we received approval to commence an open-label, parallel, single-dose, Phase 1b dose-finding study in healthy adult subjects in Australia. As of the Latest Practicable Date, we have completed this Phase 1b study designed to evaluate the PK and PD of Tinlarebant in 16 healthy adult subjects aged between 50 and 85. Through this study, the optimal dose for subjects with similar age and body mass index as GA patients has been determined.

LBS-009

LBS-009 is an anti-RBP4 oral therapy targeting liver disease, including NAFLD, NASH, and T2D.

NAFLD occurs when an excess accumulation of fat damages the liver. Currently, it is estimated that approximately 1.8 billion adult patients suffer from NAFLD worldwide. Over time, the liver damage and the associated inflammation can lead to the development of NASH, which impacts an estimate of more than 9 million adult patients in the United States alone. As the disease progresses, it can lead to cirrhosis and eventually, complete liver failure. NAFLD and NASH are a growing unmet need for which no FDA-approved treatments are currently available.

T2D is a chronic disease that occurs when the body cannot effectively use insulin, the hormone that regulates blood sugar levels. The health impact of T2D is profound, potentially causing damage to the eyes, heart, blood vessels, kidneys, and nerves. T2D is on the rise, with approximately 536 million adult patients globally.

LBS-009 is a small molecule designed to compete with retinol for RBP4 binding. When bound to LBS-009, RBP4 can no longer form a large molecular weight complex with transthyretin, or TTR.

Consequently, the RBP4/LBS-009 complex will be removed from circulation by renal filtration. We believe that modulating RBP4 concentrations systemically with LBS-009 has a significant therapeutic potential for treating patients suffering from metabolically associated diseases, including NAFLD, NASH and T2D.

LBS-009 is currently in preclinical development.

Our Management and Clinical Advisory Board

Our management team and ophthalmology clinical advisory board have deep experience and capabilities in multiple therapeutic areas and novel drug development. Our ophthalmology clinical advisory board includes key opinion leaders in the macular degeneration space, including Quan Nguyen, M.D., Professor of Ophthalmology at Stanford University, Hendrik P.N. Scholl, M.D., Professor and Chairman of the Department of Ophthalmology at University of Basel and Co-Director of the Institute of Molecular and Clinical Ophthalmology in Basel, Michel Michaelides, M.D., Consultant Ophthalmologist at Moorfields Eye Hospital and Professor of Ophthalmology, UCL Institute of Ophthalmology, Robyn Guymer, M.D., Professor of Ophthalmology, University of Melbourne and Deputy Director of the Centre for Eye Research Australia and Frank Holz, M.D., Chairman of Ophthalmology, University of Bonn. Together, our management team and ophthalmology clinical advisory board, in connection with our exclusive technology platform, will allow our drugs to be tailored to target at-risk patients across the United States and worldwide, who lack access to necessary treatment in the macular degeneration space.

Our Program

Our lead product candidate, Tinlarebant (a/k/a LBS-008), is an RBP4 antagonist. We are developing Tinlarebant as an oral daily treatment for STGD1 and GA.

The following table summarizes key information about our clinical program for Tinlarebant:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
STGD1	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Adolescent patients with STGD1	Completed
	Phase 2 trial	Adolescent patients with STGD1	Ongoing, with an additional interim data read-out expected to be available at Month 18, and a final data read-out to be available at Month 24.
	Phase 3 trial	Adolescent patients with STGD1	Ongoing
GA	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Healthy adult subjects	Completed
	Phase 3 trial	Patients with GA associated with dry AMD	Initiated, with the first patient expected to be enrolled around mid 2023

Research and Development and Technology

The retina is a thin sheet of nerve tissue which lies along the back inside wall of the eye. Within the retina are two types of light-sensitive cells called photoreceptors. The light-sensing chemical molecule which rods and cones depend upon for proper functioning is delivered by an underlying tissue called the retinal pigment epithelium, or RPE. The RPE maintains the health and viability of photoreceptors by providing other nutrients from the blood and by ingesting the spent distal tips of rods and cones in a process called phagocytosis. The phagocytosis process is particularly important as it facilitates removal of toxic metabolites of vitamin A and other cellular material which has become heavily oxidized due to chronic light exposure. Under normal physiologic conditions, these metabolites are removed from the photoreceptors and transferred to the RPE for detoxification and recycling. It is theorized that, within a subset group of individuals predisposed to develop AMD, the removal and/or recycling process may be compromised. In this condition, the vitamin A metabolites linger within photoreceptors and spontaneously react with other cellular material resulting in chemically stable, toxic entities. These toxins then enter the RPE through the normal physiologic process of phagocytosis and inevitably poison the RPE. The toxins which accumulate within the RPE are derived primarily from vitamin A. Therefore, reducing the level of vitamin A circulating within the eye would be expected to reduce the toxic burden placed upon the RPE. An animal model which demonstrates excess accumulation of lipofuscin and vitamin A based toxin, known as A2E was utilized to determine whether the modulation of vitamin A entering RPE would be an effective therapeutic approach.

Mechanism of Action

Both STGD1 and dry AMD are characterized by the early aberrant accumulation of lipofuscin and cytotoxic bisretinoids. The most abundant autofluorescent bisretinoid that has been identified in human lipofuscin is known as A2E (N-retinylidene-N-retinylethanolamine), a spontaneously formed complex comprised of two molecules of retinal and one molecule of ethanolamine. Investigations of the potential toxicity of A2E in cell-based assays and animal models have shown that this compound is highly toxic and can kill RPE cells in a concentration-dependent manner through myriad mechanisms. Because A2E and related bisretinoids are derived from vitamin A (i.e., they are by-products of normal visual cycle function), therapeutic approaches have focused on reducing levels of vitamin A (retinol) in the eye. One approach that has been effective to reduce A2E and lipofuscin in a mouse model of STGD1 (i.e., Abca4−/− / Rdh8−/− mice) is based on reducing delivery of dietary retinol to the eye. In that mouse model, Tinlarebant (a/k/a LBS-008) significantly reduced the accumulation of bisretinoid toxins that are known to cause STGD1 and have been implicated in progression of dry AMD. Importantly, treatment of Abca4−/− / Rdh8−/− mice with Tinlarebant also prevented photoreceptor loss, which is believed to be caused by excessive levels of bisretinoid toxins.

Tinlarebant is a potent, orally administered small molecule RBP4 antagonist that has been specifically designed to reduce the delivery of retinol to the eye as a therapeutic approach towards reducing the accumulation of cytotoxic bisretinoids, preserving the integrity of retinal tissues, and ultimately slowing or preventing loss of vision. The delivery of retinol to the RPE requires RBP4 and the RPE expresses a specific RBP4 receptor (STRA6) to regulate vitamin A uptake. Other extrahepatic tissues do not require delivery of retinol bound to RBP4 and do not express the RBP4 receptor. These tissues are able to take up vitamin A bound to non-specific carriers such as lipoproteins, triglycerides, and albumin.

Tinlarebant (LBS-008)

Mechanism of Action

Because bisretinoids are derived from vitamin A (retinol), reducing the delivery of retinol to the eye is expected to reduce bisretinoid levels in the eye leading to preservation of the retina

Tinlarebant Induced Down-Regulation
Enzymes
Visual Pigment
Retinoids
Visual Chromophore
PHOTORECEPTORS (PR)
RETINAL PIGMENT EPITHELIUM (RPE)
BLOODSTREAM
Rhodopsin
11c-Ral
A2E
at-Ral
11c-RDH
ABCA4
at-RDH
STARGARDT
Gene mutation causes loss of ABCA4 transporter function
Mutation of ABCA4 causes accumulation of vitamin A aldehydes (Ral) which are precursors for biosynthesis of cytotoxic A2E
11c-Rol
RPE65
at-RE
LRAT
at-Rol
RBP Receptor
Tinlarebant
RBP4-retinol
Tinlarebant uncouples the formation of TTR with RBP4-retinol, resulting in reduced RBP4 concentration in the blood, which also leads to reduced delivery of retinol to the eye
RBP4
at-Rol
TTR

Pathophysiologic Similarities in STGD1 and Intermediate to Advanced Dry AMD

Early in vivo measurements of lipofuscin in STGD1 patients revealed an intrinsic autofluorescence which is localized to the RPE. A comprehensive biochemical analysis of post-mortem retinal tissue from STGD1 patients has shown a high concentration of bisretinoid compounds (vitamin A-based dimers) which would likely confer autofluorescence to lipofuscin due to the light absorbing and light emitting properties of these compounds. Thus, the intrinsic autofluorescent properties of lipofuscin in STGD1 can be attributed to the high concentrations of fluorescent vitamin A byproducts within lipofuscin particles. Importantly, this unique feature allows clinicians to diagnose and monitor the extent of retinal disease in STGD1 patients using fundus autofluorescence, or FAF, photography. In a recent prospective cohort study of childhood- onset STGD1 (n = 71 subjects; mean age of onset 9.6 ± 3.4 years), FAF photography was found to be a robust structural outcome measure. In that same study, a high rate of progression was observed in childhood-onset disease, making this subtype of STGD1 ideally suited to be considered for prioritization in clinical trials.

An additional indication under consideration for Tinlarebant is GA in dry AMD. This additional indication was selected based upon the strong pathophysiologic similarities between STGD1 and GA, which includes the aberrant and excessive accumulation of vitamin A-based toxins and cellular debris within ocular tissue.

The figure below shows a series of FAF images from a patient with late-onset STGD1 (top panels) and a patient with GA (lower panels). The images were taken at Baseline and at 4 subsequent time points out to 57 months and 55 months, for STGD1 and GA, respectively. In each of the images for the STGD1 patient and the GA patient, the central lesion is surrounded on all sides by autofluorescence which is consistent with the excitation/emission properties of A2E and related bisretinoids. In each patient, the pattern of disease progression from Baseline shows that as the autofluorescence grows in intensity and area, the lesioned tissue follows. Additionally, in the GA patient, the ‘evolution’ of areas of autofluorescence into lesioned tissue can be clearly seen. It is also important to note that in each disease the loss of visual acuity does not track with the expansion of lesioned tissue. This is due to a phenomenon of foveal sparing in both diseases which preserves the small area of tissue in the center of the retina that is responsible for conferring high visual acuity. In addition, as lesions encroach into the fovea, STGD1 and GA patients tend to utilize ‘eccentric fixation’ in which areas just peripheral to the fovea (non-lesioned retina) are used for reading and high visual acuity.

Proof of Concept from Fenretinide

Our confidence that reduction of serum RBP4 will be a viable treatment approach in STGD1 and GA comes from prospective clinical analyses of the natural history of disease progression in these diseases, and the findings from a 2-year Phase 2 proof-of-concept study that was conducted in dry AMD patients with GA. Fenretinide was selected for the study because of a prominent side effect that had been observed in subjects treated with fenretinide in various clinical oncology studies, a dose-dependent reduction in serum RBP4-retinol, due to its structural and chemical similarity to retinol.

Fenretinide (N-(4-hydroxyphenyl) retinamide; also known as 4-HPR) is an analog of all-trans retinoic acid (ATRA) first synthesized in the late 1960s as an antineoplastic drug. The Phase 2 GA fenretinide study was a randomized, double-blind, placebo-controlled study with 246 subjects randomized into one of three treatment arms: placebo, 100 mg, or 300 mg. In this study, subjects in the 300 mg group who achieved RBP4 levels of ≤ 1 µM, which is equivalent to approximately 70% reduction of RBP4, showed a mean reduction of 0.33 mm2 in the yearly lesion growth rate compared with subjects in the placebo group (1.70 mm2/year vs. 2.03 mm2/year, respectively). However, due to its poor bioavailability and significantly lower affinity towards RBP4 as compared to Tinlarebant, and therefore weaker potency, only a small subset of GA subjects achieved the criterion. Based on this data, we believe a sustained >70% reduction of RBP4 from baseline would provide the greatest potential for a treatment benefit and, therefore, represents the ‘therapeutic threshold’ to achieve in future clinical studies directed at reducing the accumulation of A2E and related bisretinoids as a means of preserving retinal tissue and functional vision.

Safety of Long-Term RBP4 Inhibition

In March 1987, a Phase 3 trial was initiated to assess the efficacy of a 5-year treatment regimen with fenretinide in reducing contralateral or second ipsilateral breast cancer in patients aged 30-70 years with early breast cancer, who had received no systemic treatment after primary treatment. A total of 2,867 assessable subjects completed the intervention period by July 1998.

Women were randomly assigned to receive no treatment (1,435 subjects) or 5-year fenretinide treatment (1,432 subjects). Fenretinide was administered in a gelatin capsule (200 mg) and was taken daily at dinner with a two-day drug holiday on weekends. Compared to baseline, plasma retinol levels decreased by a mean of approximately 71% (range: 61% – 88%) during fenretinide administration (P<0.0001). Mean plasma retinol concentrations during fenretinide treatment were ≤1 µM. Following the 5-year treatment regimen, a 28-day treatment cessation period was effective to restore retinol to baseline values.

In terms of disease recurrence in the breast, the trial showed a possible beneficial effect of the compound in premenopausal women, and an opposite trend in postmenopausal women. End points considered for safety assessment were the occurrence of delayed dark adaptation, or DDA, dermatologic disorders, gastrointestinal symptoms, disorders of the ocular surface, and abnormal laboratory values.

A comprehensive analysis of the safety data showed that the most common adverse events were DDA (cumulative incidence, 19.0%) and dermatologic disorders (18.6%). Less common events were gastrointestinal symptoms (13.0%) and disorders of the ocular surface (10.9%). In comparison, incidence figures in the control arm were 2.9% for DDA, 2.9% for dermatologic disorders, 5.4% for gastrointestinal symptoms, and 3.2% for disorders of the ocular surface. Symptoms occurring during fenretinide treatment tended to recover with time. No between-group difference was observed for the occurrence of laboratory data abnormalities. Overall, only 63 (4.4%) treatment discontinuations were caused by adverse events.

The investigators of the study noted that given the large number of subjects involved in the study and the prolonged (i.e., over 5 years) intake of the drug, the experience on fenretinide tolerability can be considered reasonably reassuring. The observed clinical symptoms were often of minor importance, tended to recover spontaneously, and required permanent treatment discontinuation in a minority of cases.

Stargardt Disease

Background

Autosomal recessive STGD1 is a rare monogenetic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A by-products and cellular debris which precedes the death of retinal tissue and loss of vision. STGD1 is the most common inherited retinal dystrophy, affecting roughly 1 in 10,000 people. This prevalence rate computes to approximately 30,000 STGD1 patients in the United States. The disease is typically diagnosed at a young age, often starting during childhood or adolescence, and is characterized by lesions within retinal tissue which cause severe and irreversible loss of visual acuity gradually leading to legally defined blindness at a very young age. Older age at onset (>20 years of age) is associated with slower disease progression. There are no FDA-approved treatments for STGD1.

Individuals affected with STGD1 harbor mutations in a retina-specific ATP-binding cassette, or ABC, transporter gene, known as ABCA4. The ABCA4 gene encodes an ATP-dependent transporter, known as ABCA4, or Rim Protein. This protein resides at the rim of rod and cone photoreceptor disc membranes where it removes light-activated or ‘bleached’ visual chromophore (all-trans retinal) from the retina permitting detoxification by a retinal dehydrogenase (RDH8) which, in turn, allows recycling within the underlying RPE. The primary function of the RPE is to provide metabolic and trophic support to sustain health and integrity of the retina. The intimate association of the RPE with outer segments of rod and cone photoreceptors facilitates this function.

The RPE converts dietary vitamin A delivered from the blood circulation, and recycled retinol liberated from the retina following exposure to light, into visual chromophore (11-cis retinal). The visual chromophore is then transferred to the retina to maintain light sensitivity and function of the retina. The enzymatic conversion of dietary vitamin A to a light-sensitive visual chromophore is a unique process which only occurs within RPE cells and the ABCA4 protein plays a key role in this process — see figure below.

The processing of vitamin A (aka, retinol, or all-trans retinol) in the visual cycle begins with the delivery of circulating retinol to the RPE. The ternary complex of RBP4-retinol-TTR is presented to RBP4 receptors which are located on the basal surface of RPE. The RBP4-TTR vehicle serves to solubilize retinol and produce a large molecular size complex which resists elimination in the kidney. Upon entry into the RPE, retinol undergoes a series of enzymatic reactions resulting in generation of the visual chromophore, 11-cis retinal. The visual chromophore is delivered to the retina where it combines with opsin to form the light-sensitive visual pigment, rhodopsin. Photoactivation of rhodopsin liberates all-trans retinal which is transported out of the retina by the ABCA4 protein.

In the absence of a functional ABCA4 protein, retinal accumulates within photoreceptor outer segments where it generates membrane-damaging reactive oxygen species, and also spontaneously reacts with cellular lipids and other retinaldehyde molecules. These retinal-retinal species, known as bisretinoids, and oxidized membranes are taken into the RPE through normal diurnal phagocytic processing where they gradually accumulate. It is theorized that these compounds reach a critical mass within RPE phagolysosomes and cause dysfunction of the metabolic activities of the RPE leading to early accelerated accumulation of lipofuscin which severely compromises the ability of the RPE to nourish the retina.

Symptoms of STGD1

Source: https://makariwellness.com/stargardt-disease/

Preclinical Proof of Concept

Abca4−/− / Rdh8−/− STGD1 mouse model

In the Abca4−/− / Rdh8−/− double knockout STGD1 mouse model, daily dosing at approximately 25 mg/kg of Tinlarebant was given for 12 weeks. A mean RBP4 reduction of approximately 90% in Tinlarebant treated double knockout mice was achieved and led to an approximately 80% reduction of A2E, that are known to cause STGD1 and have been implicated in progression of dry AMD, compared to the untreated double knockout mice.

Importantly, Outer Nuclear Layer, or ONL, thickness was significantly decreased in untreated ABCA4-/-/RDH8-/- mice, compared to the double knockout mice treated with Tinlarebant. Macular degeneration in dry AMD and STGD1 is associated with thinning of the ONL which indicates loss of photoreceptor cells, which is believed to be caused by excessive levels of bisretinoid toxins.

Clinical Development

As of the Latest Practicable Date, we have initiated our Phase 3 clinical trial in adolescent STGD1 subjects in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. In addition, we are in the process of applying for the necessary approvals to conduct the same clinical trial in other relevant jurisdictions. We are also conducting our ongoing Phase 2 clinical trial of Tinlarebant in adolescent STGD1 subjects. Previously, we completed a Phase 1b clinical trial of Tinlarebant in adolescent STGD1 subjects in late-2021 and two Phase 1 clinical trials of Tinlarebant in healthy adult subjects in mid-2020.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. This study consists of a screening period, a treatment period of 2 years, and a follow-up period of one month. During our Type C meeting with FDA on March 27, 2023, we have confirmed with FDA that at least 90 subjects aged between 12 to 20 will be targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the DRAGON trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. As of the Latest Practicable Date, we have enrolled 42 subjects for this trial. In addition, we are in the process of applying for the necessary approvals to conduct the DRAGON trial in other relevant jurisdictions. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

Phase 1b/2 Clinical Trial in STGD1

We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. The study design includes two portions: Phase 1b and Phase 2. We have completed the Phase 1b portion of this study in 11 adolescent STGD1 subjects which has extended into a two-year, Phase 2 study with 13 adolescent STGD1 subjects in Australia and Taiwan. The expected enrollment of this study was 10 subjects. As of the Latest Practicable Date, data is available for the 11 subjects who have completed the Phase 1b portion and for all 13 subjects who have received at least 12 months of treatment and completed the scheduled assessments at the 12-month interval.

The Phase 1b portion is a dose-finding study designed to determine the optimal dose of Tinlarebant and to evaluate safety, tolerability, PK and PD in adolescent STGD1 patients for a treatment period of 2 cycles of 14-day daily dosing of Tinlarebant (28 days of daily treatment) and a 14-day follow-up period. The Phase 2 portion consists of a 2-year treatment period with a follow-up period of one month. In the Phase 2 portion of the study, in addition to monitoring the safety and tolerability, we aimed to monitor PK and PD biomarkers (RBP4 and retinol) and the effects of treatment using various retinal imaging modalities (including DDAF, QDAF, SD-OCT, and microperimetry), change in BCVA, and the relationship between the change in RBP4 levels and rate of lesion growth. Furthermore, a Safety Review Committee, or SRC, and an independent Data and Safety Monitoring Board, or DSMB, were formed to monitor the Phase 1b portion of this study to evaluate all the safety, toxicity, and dose response data and provide recommendations for the appropriate dose to be used for Phase 2. The DSMB will continue to monitor the safety and efficacy trends throughout the Phase 2 study. Additional interim data read-outs will be available at Month 18, and a final data read-out will be available at Month 24.

Efficacy Results

The PD profile from adolescent STGD1 subjects during the Phase 1b portion showed a mean RBP4 reduction of ~80%, relative to baseline values. This PD effect was maintained throughout the 28-day daily dosing period. Mean RBP4 levels returned toward baseline values following 14 days of drug cessation. In this study, the concentration of tinlarebant in plasma and reduction of RBP4 showed a correlation. Pharmacodynamic profiles obtained from heathy adults and in adolescent STGD1 subjects under an identical dosing regimen showed similar dose-dependent reductions of RBP4 and a return of RBP4 toward baseline following drug cessation.

Mean Reduction of Plasma RBP4 in Adolescent STGD1 Subjects (Phase 1b)

Note: These data represent a mean profile obtained from 6 subjects in Australian site. Data from the remaining 5 subjects in Taiwan could not be collected due to COVID-19 restrictions at the clinical site in Taiwan.

Upon completion of the Phase 1b portion, an optimal daily dose was identified and which was able to achieve a mean RBP4 reduction of > 70%, relative to baseline values.

We are currently conducting the Phase 2 portion of this study and have obtained 6-month treatment and 12-month treatment data which we believe show halting or slowing of lesion growth. A total of 13 adolescent STGD1 subjects were enrolled in the Phase 2 portion of the Phase 1b/2 study. As of the Latest Practicable Date, all 13 subjects have received at least 12 months of treatment and completed the scheduled assessments at the 6-month and 12-month interval. Changes in definitely decreased autofluorescence, or DDAF, at 6-month and 12-months were compared to the baseline measurements at the start of Phase 2. The interim study data showed that 12 of the 13 subjects had no detectable DDAF lesions at either the 6-month or 12-month interval. One of the 13 subjects had a DDAF lesion size of 0.33 mm2 in the left eye and 0.31 mm2 in the right eye at the 6-month interval. At the 12-month interval, lesion growth in this subject showed a modest increase in DDAF lesion size to 0.50 mm2 in the left eye and 0.37 mm2 in the right eye. The 6-month change in DDAF lesion size (from Month 6 to Month 12) in this subject was 0.17 mm2 in the left eye, and 0.06 mm2 in the right eye. Based on these data, the mean lesion growth rate in the study cohort of 13 subjects at 12-month period was 0.04 mm2 per year in the left eye and 0.03 mm2 per year in the right eye. An additional interim data read-out will be available at Months 18. The final data read-out will be available at the end of the study (Month 24).

	Phase 2		Phase 2		Phase 2
	Baseline (mm2)		6-month (mm2)		12-month (mm2)
Subject	Left eye	Right eye	Left eye	Right eye	Left eye	Right eye
1	0.00	0.00	0.00	0.00	0.00	0.00
2	0.00	0.00	0.00	0.00	0.00	0.00
3	0.00	0.00	0.00	0.00	0.00	0.00
4	0.00	0.00	0.00	0.00	0.00	0.00
5	0.00	0.00	0.00	0.00	0.00	0.00
6	0.00	0.00	0.00	0.00	0.00	0.00
7	0.00	0.00	0.00	0.00	0.00	0.00
8	0.00	0.00	0.00	0.00	0.00	0.00
9	0.00	0.00	0.00	0.00	0.00	0.00
10	0.00	0.00	0.00	0.00	0.00	0.00
11	0.00	0.00	0.33	0.31	0.50	0.37
12	0.00	0.00	0.00	0.00	0.00	0.00
13	0.00	0.00	0.00	0.00	0.00	0.00
Cohort Mean Lesion Growth Rate			0.03	0.02	0.04	0.03

Phase 1b Safety Results

The preliminary safety results of the Phase 1b study shows that the only drug-related adverse events reported were DDA (i.e., a delay in the time required to adjust to a dimly lit environment), and xanthopsia/chromatopsia (i.e., a transient color tint in the field of vision), both reported by 7 of the 11 subjects (or 63.6%), and night vision impairment, reported by 1 of 11 patient (or 9.1%), and were all graded as mild. All of these adverse events were resolved with the cessation of treatment at the end of the Phase 1b study.

Reports of transient DDA, night vision impairment, and xanthopsia/chromatopsia were anticipated and are consistent with the mechanism of Tinlarebant action. It is notable that the majority of DDA cases required confirmation by laboratory measure (dark adaptometry) as many subjects were asymptomatic. No deaths nor serious or severe adverse events were reported. In addition, there were no clinically significant findings related to vital signs, physical exams, or ECGs.

Frequency
Adverse Events	Severity	Relationship to Drug	(#Subjects)	% Recovered	% On-going
Xanthopsia/Chromatopsia	Mild	Definitely Related	7/11	7/7 (100%)	0/7
Delayed Dark Adaptation (DDA)	Mild	Definitely Related	7/11	7/7 (100%)	0/7
Night Vision Impairment	Mild	Definitely Related	1/11	1/1(100%)	0/1

Phase 2 Safety Results

The interim 12-month safety results of the Phase 2 study shows that the only definitely and probably drug-related adverse events reported were DDA, reported by 9 of 13 subjects (or 69.2%), xanthopsia/chromatopsia, reported by 10 of 13 subjects (or 76.9%), night vision impairment, reported by 1 of 13 subjects (or 7.7%), and increasing error score on FM100 test (a test of color vision and color perception), reported by 1 of 13 subjects (or 7.7%), and were all graded as mild. No deaths nor serious or severe adverse events were reported. In addition, there were no clinically significant findings related to vital signs, physical exams, or ECGs.

Frequency
Adverse Events	Severity	Relationship to Drug	(#Subjects)	% Recovered	% On-going
Xanthopsia/Chromatopsia	Mild	Definitely Related	10/13	6/10 (60%)	4/10 (40%)
Delayed Dark Adaptation (DDA)	Mild	Definitely Related	9/13	1/9 (11%)	8/9 (89%)
Night Vision Impairment	Mild	Definitely Related	1/13	0/1	1/1 (100%)
Increasing error score on FM100	Mild	Probably Related	1/13	0/1	1/1 (100%)

Geographic Atrophy

Background

Age-related macular degeneration, or AMD, is a common eye disorder among people over 50. It causes blurred or reduced central vision, due to thinning of the macula. The macula is the part of the retina responsible for clear vision in your direct line of sight.

Symptoms of Dry AMD

Source: https://www.ncbi.ie/supporting-you/everyday-living/eye-conditions/age-related-macular- degeneration-amd/

Based on the classification system established in the AREDS, AMD has four stages, all of which may occur in one or both eyes:

●	Category 1 is designated as “No AMD” although there may be a few small (<63µm in diameter) yellowish subretinal deposits (i.e., drusen beneath the retina).
●	Category 2 is designated as “Early AMD” and is characterized by multiple small drusen (<20µm in diameter), a few intermediate drusen (63-124µm in diameter), and abnormalities of the retinal pigment epithelium, or RPE, a monolayer of epithelial cells that lies beneath the retina and provides trophic and metabolic support to photoreceptor cells of the retina.
●	Category 3 is designated as “Intermediate AMD” where there is extensive intermediate drusen, large drusen (>125µm in diameter), and/or non-center involving GA (i.e., localized atrophy of the retina), and increased lipofuscin in the RPE.
●	Category 4 is designated as “Advanced AMD” and is characterized by GA or neovascular maculopathy (i.e., ‘wet’ AMD).

“Wet” AMD represents approximately 10% of all AMD cases. Other stages of AMD, including GA, which are collectively referred to as dry AMD, represent approximately 90% of all AMD cases. Currently, there are no FDA approved orally administered treatments for GA and no FDA approved therapies for the other stages of dry AMD other than GA.

Clinical Development

As of the Latest Practicable Date, we have completed a Phase 1b dose-finding study in healthy adult subjects in Australia, which was an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in 16 healthy adult subjects aged between 50 to 85.

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. PHOENIX will be a multicenter, randomized, double‑masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in GA subjects.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period of one month. Approximately 430 subjects are targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the PHOENIX trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. The first patient of this study is expected to be enrolled around mid 2023. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

Clinical Trials in Healthy Adult Subjects

Phase 1 Clinical Trials in Healthy Adult Subjects (Single and Multiple Ascending Dose Studies in Australia)

We have completed randomized, double-blind, placebo-controlled, single and multiple ascending dose Phase 1 trials of Tinlarebant in 71 healthy adult subjects in July 2020 in Australia. 39 (including 10 placebo) and 32 (including 8 placebo) healthy adult subjects were enrolled in single ascending dose and multiple ascending dose, respectively. Sample sizes were selected based on clinical and practical considerations.

Our primary outcome was to evaluate the safety and toxicity (drug-related adverse events and their severity/frequency), PK, and PD biomarkers (RBP4 and retinol) on a range of single ascending dose levels (from 25-400 mg) and multiple ascending dose levels (from 5-25 mg) of Tinlarebant in heathy adult subjects in fasted conditions.

Furthermore, a SRC was formed to monitor and evaluate the safety data for the Phase 1 SAD and MAD studies.

Efficacy Results

In the SAD study, we found that single doses of 25 – 400 mg Tinlarebant were well tolerated and reduced mean RBP4 level by > 70% from baseline. A direct correlation between the Tinlarebant plasma concentration and RBP4 suppression was observed.

Similar results were observed in the MAD portion of the study. All dose levels were well tolerated and a daily dose which produced a mean RBP4 reduction of ~80%, relative to baseline values, was identified.

Mean Reduction of Plasma RBP4 in Healthy Adult Subjects (Phase 1 MAD, excludes placebo)

Safety Results

All single ascending dose levels were well tolerated, including single ascending dose levels up to 400mg. One subject in the 100 mg cohort experienced a drug-related adverse event of mild transient xanthopsia. That event was resolved within 48 hours.

Drug-related adverse events in the SAD portion of the study

Adverse Events	Severity	Frequency (#Subjects)
Xanthopsia – yellow being more prominent in their color vision	Mild	1/29

All multiple ascending dose levels were also well tolerated. Most drug-related adverse events reported were mild in severity, and the most frequently reported drug-related adverse event was asymptomatic DDA, which did not show dose proportionality and reflects a reduction in vitamin A levels in the eye, which is the intended effect of Tinlarebant. No deaths, serious or severe adverse events were reported. The SRC approved dose escalations after reviewing the safety data profile at each dose level.

Drug-related adverse events in the MAD portion of the study

Adverse Events	Severity	Frequency (#Subjects)
Delayed Dark Adaptation (DDA)	Mild	16/24
Xanthopsia – yellow being more prominent in their colour vision	Mild	1/24
Photophobia – sensitivity to light	Mild	1/24
Ocular migraine	Mild	1/24
Intermittent dyspepsia (indigestion)	Mild	1/24
Migraine	Moderate	1/24

Phase 1 Clinical Trial in Healthy Adult Subjects (Single Ascending Dose Study in the United States)

We completed a randomized, double-blind, placebo-controlled, single ascending dose Phase 1 trial of Tinlarebant in 40 (including 10 placebo) healthy adult subjects in May 2020 in the United States. Our primary outcome was to evaluate the safety and toxicity (drug-related adverse events and their severity/frequency), PK, and PD biomarkers (RBP4 and retinol) on a range of single ascending dose levels, ranging from 10-50 mg, of Tinlarebant in heathy adult subjects in fasted and fed conditions.

Efficacy Results

We found that single doses of 10–50 mg Tinlarebant were well tolerated and reduced mean serum RBP4 level by around 70% from baseline. Following administration of a single oral dose of Tinlarebant, RBP4 level reached a minimum within 24-48 hours post-dose. Thereafter, RBP4 levels increased, returning to baseline levels generally by Day 12 post-dose compared with placebo subjects. The degree of lowering of RBP4 plasma concentrations increased with increasing Tinlarebant dose. This study also compared doses of Tinlarebant taken with and without food, which did not show a food effect with dosing.

Safety Results

All dose levels in this single ascending study were well tolerated. There were no reported drug-related adverse events in this Phase 1 study.

Phase 1b Clinical Trials in Healthy Adult Subjects (Single Ascending Dose Study in Australia)

In November 2022, we received approval to commence an open-label, parallel, single-dose, Phase 1b dose-finding study in healthy adult subjects in Australia. As of the Latest Practicable Date, we have completed this Phase 1b study designed to evaluate the PK and PD of Tinlarebant in 16 healthy adult subjects aged between 50 and 85. Through this study, the optimal dose for subjects with similar age and body mass index as GA patients has been determined.

LBS-009 for NAFLD / NASH and T2D

LBS-009 is an anti-RBP4 oral therapy targeting liver disease, including NAFLD, NASH and T2D.

Currently, many compounds under investigation are focused on pathways associated with metabolism, inflammation, and fibrosis but they have demonstrated varied levels of efficacy often with conflicting results. NAFLD and NASH are a growing unmet need for which no FDA-approved treatments are currently available.

RBP4 is secreted by the liver and adipose tissue and has recently been identified as a pro-inflammatory cytokine in preclinical models of insulin resistance and liver disease. Therefore, RBP4 is currently being investigated as a clinical biomarker for human metabolic diseases. Clinical studies have found a significant association between elevated RBP4 levels in the circulation, impaired glucose tolerance, and NAFLD. Transgenic mice overexpressing RBP4 had a higher incidence of insulin resistance, a comorbid condition for NAFLD and NASH, and preclinical reports demonstrate that modulating RBP4 levels in the circulation will improve insulin resistance and reduce liver fat accumulation. LBS-009 is a small molecule designed to compete with retinol for binding to RBP4. When bound to LBS-009, RBP4 can no longer form a large molecular weight complex with transthyretin. Consequently, the RBP4/LBS-009 complex will be removed from circulation by renal filtration.

Preliminary PD studies with LBS-009 demonstrated the ability to reduce RBP4 levels in healthy rats by 85% following a single dose. Efficacy studies have been conducted in the ob/ob high-fat diet induced mouse model of metabolic disease. Treatment with LBS-009 significantly reduced RBP4 concentrations both in circulation and in adipose tissue, or fat tissue, resulting in improved insulin activity and glucose tolerance. Mice in these studies were dosed daily with LBS-009 for up to 16 weeks without any observed adverse effects. We believe that by therapeutically antagonizing RBP4 and reducing its concentration in the blood, we can mitigate local concentration of RBP4 in adipose tissue and reduce inflammation, thereby improving the metabolic phenotype. In preclinical studies, LBS-009 has shown the ability to ameliorate steatosis in transgenic mice, suggesting that antagonism of RBP4 with LBS-009 may serve as a potential pharmacotherapy for NASH.

Research and Development Governance

The research and development of drug products is a lengthy and expensive process. We have established research and development policies for all stages of our research and development activities, through our internal research project initiation processes and our preclinical and clinical development programs. Our research and development policies have enabled our senior management to continuously oversee and monitor our Company’s research and development activities for compliance with applicable laws, regulations, rules, guidelines and internal policies.

Our in-house discovery, research and development team focuses on identifying small-molecule compounds in our core therapeutic areas of macular degeneration and age-related metabolic diseases. The initiation of our research and development process begins with the identification and establishment of a research project. Upon conclusion of this initial process, an internal project report is produced by the research project team, which includes topics such as project background, significance, development history and research status, mechanism of action, PK, PD, clinical application, safety, drug interaction and market analysis, among other things.

We have relied on and plan to continue to rely on third-party CROs to monitor and manage data for some of our ongoing preclinical studies and clinical trials. We follow the highest industry standards to select the CROs that are going to conduct the services in order to meet FDA and other regulatory requirements.

Manufacturing and Supply

We currently rely on high-quality contract manufacturers to help produce preclinical and clinical supplies of our product candidate. Throughout our labs, we have assembled a seasoned internal team with deep experience in the field of chemistry to drive and help monitor our CMO processes and any external scale-up manufacturing. Our internal labs help monitor the manufacturing activities of research and development study material at our contract manufacturers to ensure compliance with local and international cGMP and applicable regulations.

Intellectual Property

Our commercial success depends in large part on our ability to obtain and maintain intellectual property and other proprietary protection for our product candidates, technologies, inventions, trade secrets and other know-how, as well as on our ability to defend and enforce our intellectual property or proprietary rights including any patent that we have or may issue from our owned, co-owned, or in-licensed patent applications, preserve the confidentiality of our trade secrets and operate without infringing, misappropriating or otherwise violating the valid and enforceable intellectual property and proprietary rights of other parties. We protect our proprietary and intellectual property position by, among other methods, licensing or filing in the United States and foreign jurisdictions, patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also seek to protect our trade secrets, know-how and continuing technological innovation through contractual obligations with third parties.

Patents

We have developed our lead product candidate, Tinlarebant (a/k/a LBS-008), based on technology that we have exclusively licensed from the Trustees of Columbia University in the City of New York, or Columbia University, pursuant to a license agreement with Columbia University that was assigned to us from Lin Bioscience International Ltd., our principal shareholder. The license agreement has been amended five times, most recently as of February 4, 2022. As of the Latest Practicable Date, the intellectual property in-licensed under our license agreement with Columbia University, including co-owned patents and patent applications, includes nine active patent families, which encompasses 19 issued U.S. patents (inclusive of allowed applications) and 3 pending U.S. patent applications, including original filings, continuations and divisional applications. The families also include numerous foreign counterparts, with claims granted or pending in Europe, China, Japan, South Korea, Australia and elsewhere. These licensed patent rights relate to methods of use, manufacture and compositions of matter and include issued patents with claims that recite a class of compounds directed to covering our lead compound, Tinlarebant, and specifically recite Tinlarebant. In terms of our key family of composition of matter patents, these include compounds of Tinlarebant and LBS-009, and structurally similar derivatives, along with their methods of use in ophthalmic and metabolic indications. These issued patents covering Tinlarebant and LBS-009 are expected to expire between 2034 and 2035, absent any patent term extensions.

In addition to the intellectual property licensed from Columbia University, as of the Latest Practicable Date, we own and co-own six active patent families, which encompasses three issued U.S. patents and four pending U.S. patent applications, including provisional filings. These patent families also contain numerous foreign counterparts, with claims granted or pending in Europe, China, South Korea, Australia and elsewhere. These patent rights relate to methods of use, formulations, companion diagnostics, and methods for assessing visual function. Any patents issued from these patent applications are expected to expire between 2038 and 2043, absent any patent term adjustments or extensions.

In-licensed Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
1	Utility – Methods of Use	U.S. Europe Japan	N.A.	11/22/2031	Yes
2	Utility – Methods of Use	U.S.	N.A.	04/30/2033	Yes
3	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional #1 Europe Europe Divisional Hong Kong	U.S. Divisional #2	03/13/2034	Yes
4	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation #1 U.S. Continuation #2 Europe	N.A.	03/13/2034	Yes
5	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional	N.A.	03/13/2034	Yes
6	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation	N.A.	03/13/2034	Yes
7	Utility – Manufacture and Composition of Matter

U.S.
U.S. Continuation #1
U.S. Continuation #2
U.S. Continuation #3
U.S. Continuation #4
U.S. Continuation #5
(allowed)
Europe
Australia
India
Mexico
Japan
Philippines
China
China Divisional Singapore
Indonesia
South Korea
Hong Kong Canada (allowed)

			Malaysia Thailand New Zealand Brazil Europe Divisional	04/29/2035	Yes
8	Utility – Methods of Use	N.A.	U.S. Europe Hong Kong China	08/01/2039	Yes

Co-owned Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
9	Utility – Methods of Use	U.S. U.S. Divisional #1	U.S. Divisional #2 Europe Taiwan Hong Kong	06/14/2038	No

Belite-owned Patents or Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
10	Utility – Methods of Use	U.S.	U.S. Continuation#1 Europe Taiwan Hong Kong	06/14/2038	No
11	Utility – Formulations	N.A.	U.S. Europe Australia Canada China India Israel Japan South Korea Singapore Taiwan Hong Kong	07/06/2040	No
12	Utility – Companion Diagnostics	N.A.	PCT Taiwan	05/20/2042	No
13	Utility – Formulation	N.A.	PCT Taiwan	11/22/2042	No
14	Utility – Assessing Visual Function	N.A.	U.S. Provisional	04/13/2043	No

The term of individual issued patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. The life of a patent, and the protection it affords, is therefore limited and once the patent life of our issued patents have expired, we may face competition, including from other competing technologies. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug or biological product, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, we expect to apply for patent term extensions on certain issued patents covering our product candidates, depending upon the length of the clinical trials for each product candidate and other factors. There can be no assurance that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents. As a result, our owned, co-owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. For more information, see the section entitled “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Intellectual Property”.

Patent License Agreement with The Trustees of Columbia University in the City of New York

In September 2016, Lin BioScience, Inc., our ultimate controlling shareholder, entered into an agreement with Columbia University (as amended, the “Columbia License Agreement”) for an exclusive worldwide license, under specified patent rights held by Columbia University, to develop and commercialize products covered by the licensed patent rights for all fields. The Columbia License Agreement was assigned to Lin Bioscience International Ltd. and subsequently assigned to us in 2018. In October 2022, we entered into a subscription agreement with our wholly owned subsidiary, Belite Bio (HK) Limited (“Belite HK”), for assignment of our rights, title, interests and obligations under the exclusive license agreement with Trustees of Columbia University in the City of New York (“Columbia University”), in consideration for subscription of Belite HK’s ordinary shares. The foregoing assignment to Belite HK was aimed to optimize the tax structure of the Company and, in the event that the Company enters into any sub-licensing or collaboration in the future, to fulfill the economic substance requirements under the Cayman Islands law. This assignment does not affect our business and operations.

The patent rights licensed to us under the Columbia License Agreement include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, Tinlarebant, and specifically recite Tinlarebant.

Under the Columbia License Agreement, we paid a one-time license fee of US$2.5 million in connection with the execution thereof. We will be obligated to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. From inception through December 31, 2022, we have made a payment of US$1 million to Columbia University resulting from the Columbia License Agreement, which was triggered by the completion of our Phase 1 clinical trial. We believe we are in compliance with the terms of the license.

Our obligations under the Columbia License Agreement with respect to each licensed product in a particular country extends until the later of the expiration of the last-to-expire patent licensed from Columbia University covering the licensed product in such country, 20 years after the first commercial sale of the licensed product in such country or the expiration of any market exclusivity period granted by a regulatory agency. The last-to-expire patent licensed from Columbia University is anticipated to expire in 2039, absent any patent term adjustments or extensions.

Columbia University has the right to terminate the agreement if we breach the agreement and fail to cure our breach within specified cure periods or in the event of specified bankruptcy, insolvency and liquidation events or if we initiate a proceeding challenging the validity or enforceability of any of the licensed patents. We have the right to terminate the agreement for our convenience at any time on 60 days’ notice to Columbia University. In the event of termination, we have granted to Columbia University a royalty free, worldwide, non-exclusive license to make, use and sell products covered by claims of patents in-licensed by us, or derived from materials or technical information thereof, pursuant to the Columbia License Agreement and in connection with which we have filed patent applications or obtained patents.

Trade Secrets

In addition to patents, we may rely, in some circumstances, upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our scientific advisors, employees, consultants, collaborators, and other third parties, and invention assignment agreements with our consultants and employees.

Trademarks and domain names

As of the date of December 31, 2022, we had one registered trademark in the United States, one registered trademark in EU, one registered trademark in the United Kingdom, three registered trademarks in China, one registered trademark in Hong Kong, and one registered trademark in Japan, and one trademark application pending in Canada. We did not have any trademark applications pending elsewhere around the world.

As of the date of December 31, 2022, we have registered the following domain names: tinlarebant.com, tinlarebant.net, tinlarebant.org, belitebio.com, and belitebio.com.tw.

Competition

Our industry is highly competitive, rapidly evolving and subject to significant change. Although we believe that our core competencies in the identification, research and development of innovative therapies and our management team’s regulatory and commercialization expertise provide us with distinct competitive advantages, we face significant competition from companies of all sizes around the world, including major and specialty pharmaceutical companies, generic drug companies, academic institutions, government agencies and research institutions.

Many of our competitors have significantly greater resources, including greater access to capital, technical capabilities and human resources, as well as more experience in the development and regulatory approval process than we have. Mergers and acquisitions in our industry may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunities could be reduced or eliminated if our competitors develop or market novel therapies or other products that are more effective, safer or less costly than our current or future product candidates, or obtain regulatory approval for their products more rapidly than we may obtain approval for our product candidates.

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on publicly available information, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. To our knowledge, there are also three other U.S.-based companies advancing treatments for STGD1 and their assets are currently in Phase 2, Phase 2a and Phase 2b development, respectively. In GA, there are three other U.S.-based companies advancing treatments, with one company currently in Phase 3 development, one company with completed Phase 3 studies and a submitted NDA to FDA, and one company which has completed Phase 3 development and has received a drug approval from the FDA for an intravitreally injected therapeutic agent.

Regulation

We are subject to a variety of U.S., European (including both laws applicable in the European Union and the U.K.) and PRC laws, rules and regulations across a number of aspects of our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities within the territory of U.S., the European Union and PRC and that affect the dividends payment to our shareholders.

U.S. Regulation

Government Regulation and Product Approval

The U.S. Food and Drug Administration, or the FDA, and other regulatory authorities in the United States at federal, state and local levels extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of and for drug products. Along with third-party contractors, we are required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The processes for obtaining regulatory approvals in the United States and in foreign jurisdictions, along with subsequent compliance with applicable laws and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

The failure to comply with applicable statutory and regulatory requirements may subject a sponsor, applicant or marketer to administrative or judicial enforcement actions. These actions could include the suspension or termination of clinical trials by the FDA, the FDA’s refusal to approve pending applications or supplemental applications, withdrawal of an approval, “Warning Letters” (official messages from the FDA to a manufacturer or other organization providing notice that it has violated some rule in a federally regulated activity) or “Untitled Letters” (initial correspondences from the FDA that cite violations that do not meet the threshold of regulatory significance for a Warning Letter and request correction of the violation), product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA, the Department of Justice, or the DOJ, or other governmental entities.

Review and Approval for Licensing Drugs

The FDA regulates drugs primarily under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, and their associated implementing regulations. Our product candidates must be approved by the FDA through the new drug application, or the NDA, process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of extensive preclinical studies, including preclinical laboratory tests, preclinical animal studies and formulation studies all performed in compliance with applicable regulations, including the current good laboratory practice, or the cGLP, regulations;
●	submission to the FDA of an investigational new drug application, or an IND, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;
●	manufacture, labeling and distribution of an investigational drug in compliance with current good manufacturing practices, or cGMP;
●	approval by an institutional review board, or IRB, or ethics committee at each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current good clinical practices requirements, or cGCP, clinical trial registration, and other clinical trial

●	related regulations, to provide substantial evidence of effectiveness and evidence of safety for the drug product’s proposed indication;
●	preparation of and submission to the FDA of an NDA after completion of all pivotal clinical trials requesting marketing approval for one or more proposed indications;
●	satisfactory completion of an FDA Advisory Committee review, where appropriate or if applicable, as may be requested by the FDA to assist with its review;
●	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities at which active pharmaceutical ingredient, or API, and finished drug product, or components thereof, are produced to assess compliance with cGMP and data integrity requirements to assure that the facilities, methods, and proposed chemistry, manufacturing, and controls, or CMC, are adequate to preserve the drug’s identity, safety, quality, purity, potency and efficacy;
●	satisfactory completion of FDA audits of selected preclinical and/or clinical investigation sites to assure compliance with cGLP and cGCP requirements and the integrity of the preclinical and/or clinical data;
●	payment of user fees under the Prescription Drug User Fee Act, or, as amended and reauthorized, the PDUFA, for the relevant year;
●	obtaining FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States; and
●	compliance with all post-approval requirements, including but not limited to, cGMP, CMC, post-market reporting and pharmacovigilance, registration and listing, advertising and promotional requirements, the potential requirement to implement risk evaluation and mitigations strategies, or REMS, and the potential requirement to conduct post-approval studies.

In addition to drug-specific requirements, combinations of differently regulated articles, such a drug and device (e.g., a drug delivery system or companion diagnostic) could also result in various addition requirements to consider, such as device and combination product requirements of the FDCA and its implementing regulations with respect to investigation, marketing, and post-market requirements.

Development of data and other information sufficient to support an NDA approval requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. From time to time, new legislation is enacted that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations will be changed or what the effect of such changes, if any, may be.

Preclinical Development

The data required to support an NDA is generated in two distinct development stages: preclinical and clinical. For new chemical entities, or NCEs, the preclinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including cGLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of its IND. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. An IND is a request for authorization from the FDA to administer an investigational product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. An IND acts as an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial. Such authorization must be secured prior to interstate shipment. Any subsequent protocol amendments must be submitted to the FDA as part of the IND, and the FDA must allow these amendments to the IND to go into effect prior to their execution. Frequently, sponsors are also required to conduct additional animal studies after an IND is obtained and human clinical testing begins, and is often referred to as ‘preclinical’ or ‘nonclinical’ testing, even though it occurs in parallel with the clinical phase of development.

Clinical Development

Human clinical trials subject to the FDA’s jurisdiction may not begin until an IND is effective. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises safety concerns or questions about the proposed clinical trial within the 30-day time period. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

The FDA may also place a clinical hold or partial clinical hold on such study following commencement of a clinical trial under an IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after the imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor with a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

Clinical studies involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCP regulations. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with cGCP regulations in order to use the study as support for an IND or application for marketing approval, including review and approval by an independent ethics committee and informed consent from subjects. Furthermore, an IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before the clinical trial begins at that site, and must monitor the study until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, or the DSMB. DSMBs provide authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if a DSMB determines that there is an unacceptable safety risk for subjects or based on other grounds, such as no demonstration of efficacy. Other grounds for suspension or termination may be made based on evolving business objectives and/or competitive climate. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

In addition, if conducting a clinical study in a non-U.S. population, acceptance of clinical trial results by the FDA will depend, among other things, on whether the non-U.S. population that enrolled in the study is sufficiently similar to the indicated U.S. population that the results of the trial would fairly represent expected results in the U.S. population. The same issue can also arise in multi-national trials where non-U.S. sites are enrolling subjects that will become part of the data submitted to the FDA.

For purposes of drug approval, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

●	•Phase 1: The investigational product is initially introduced into a small number of healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans and the side effects associated with increasing doses. These studies may also yield early evidence of effectiveness.
●	•Phase 2: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.
●	•Phase 3: The investigational product is administered to an expanded patient population generally at multiple geographically dispersed clinical trial sites to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to generate sufficient data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval by the FDA and labeling of the drug product.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product, sometimes referred to as “Phase 4” studies. Such post-approval studies, when applicable, are conducted following initial approval, typically to develop additional data and information relating to the biological characteristics of the product and the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: suspected serious and unexpected adverse reactions; findings from epidemiological studies, pooled analysis of multiple studies, animal or in vitro testing, or other clinical trials, whether or not conducted under an IND, and whether or not conducted by the sponsor, that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the rate of a serious suspected adverse reaction over such rate listed in the protocol or investigator brochure, which is a comprehensive document summarizing the body of information about an investigational product obtained during clinical and non-clinical trials.

Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with such IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, if a clinical trial is overseen by a Data Safety Monitoring Board, or DSMB, the DSMB will provide authorization for whether or not a study may move forward at designated check points based on access to certain data from the study.

During clinical development, the sponsor often refines the indication and endpoints on which the drug will be based. For endpoints based on patient-reported outcomes, or PRO, and observer-reported outcomes, or ORO, the process typically is an iterative one. The FDA has issued guidance on the framework it uses to evaluate PRO instruments. Although the agency may offer advice on optimizing PRO and ORO instruments during the clinical development process, the FDA usually reserves final judgment until it reviews the drug.

Concurrent with clinical trials, companies must develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and cGMPs impose, among other things, extensive procedural, substantive and recordkeeping requirements to ensure and preserve the long-term stability and quality of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. Any changes to the drug product during development, and especially after Phase 2, can raise questions with respect to impact of changes on study results, and whether results may be extrapolated to support approval of a final finished dosage form for which approval is sought.

During the clinical development process, earlier phase drug results may be promising, but it cannot be assumed that subsequent phases of development will be successful. In fact, it is often the case that drugs with promising early phase data fail to ultimately show sufficient efficacy or safety to support approval in later phases of development.

NDA Submission and Review

Following study completion, study results and data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling for the drug, information about the manufacturing process and facilities that will be used to ensure drug quality, results of analytical testing conducted on the chemistry of the drug and other relevant information. The NDA is a request for approval to market the drug and must contain adequate evidence of safety and efficacy, which is demonstrated by extensive preclinical and clinical testing. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product to the satisfaction of the FDA.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements thereto must contain data that is adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Under the PDUFA, each NDA must generally be accompanied by a significant application user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business which has fewer than 500 employees; in assessing whether an application qualifies as a ‘first application’ and calculating the number of employees, affiliates of the small business making the NDA submission are considered. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA conducts a preliminary review of an NDA within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a “priority review” NDA. The FDA does not always meet its PDUFA goal dates for standard and priority review NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug’s identity, strength, quality, purity and efficacy. The FDA may refer applications for novel drugs or product candidates that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee consists of a panel that includes clinicians and other experts who will review, evaluate and provide a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and usually follows such recommendations. The FDA may re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process.

Before approving an NDA, the FDA will generally conduct a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to preclinical studies or clinical trials or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a drug receives marketing approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved drugs. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved drugs that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a REMS to ensure that the benefits of a drug or biological product outweigh its risks. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS and the FDA will not approve the NDA without a REMS that the agency has determined is acceptable. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of a drug. Drug approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two or more adequate and well-controlled clinical trials, which must provide substantial evidence of effectiveness for, and demonstrate safety of, the proposed new product for a given indication (though, in certain cases, an NDA might be based on a single adequate and well-controlled clinical trial plus confirmatory evidence). These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Section 505(b)(2) authorizes the FDA to approve an NDA based in part on prior FDA determinations as opposed to solely on safety and effectiveness data developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. However, the FDA may require applicants to perform additional studies or measurements to support the change(s) from the previously approved product. The FDA may then approve the new product candidate for all or some of  the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Pediatric Studies

With the enactment of the Food and Drug Administration Safety and Innovation Act in 2012, a sponsor who is planning to submit a marketing application (or supplement to an application) for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan, or a PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA, unless the drug is for an indication for which orphan designation has been granted. In the absence of an end-of-phase 2 meeting, the sponsor should submit the initial PSP as early as practicable but before the initiation of any phase 3 studies, or any combined phase 2 and phase 3 studies, of the drug that is the subject of the initial PSP. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will publicly disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but the product will be entitled to orphan product exclusivity, which runs for seven years from the date of approval. However, if a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

During the orphan product exclusivity period, per FDA regulations, competitors may not receive approval for the same drug for the same indication, except in limited circumstances. In particular, 21 CFR 316.31(b) states that orphan drug exclusivity “protects only the approved indication or use of a designated drug.” However, in a court decision, Catalyst Pharms., Inc. v. Becerra (Catalyst), 14 F.4th 1299 (11th Cir. 2021), concerning certain drug products for Lambert-Eaton myasthenic syndrome (LEMS), the U.S. Court of Appeals for the Eleventh Circuit concluded that the Orphan Drug Act, 21 U.S.C. 360cc(a), unambiguously foreclosed FDA’s interpretation, and that per statute orphan exclusivity would prevent approval of the same drug for the “same disease or condition,” not the “same indication.” Given that the indication for a drug product might only encompass a subset of a “disease or condition” (e.g., only certain age groups), the Catalyst decision suggested that orphan exclusivity is broader than FDA’s interpretation in regulation. On January 24, 2023, FDA announced in a notice published at 88 Federal Register 4086 that although it followed the order of the Catalyst court requiring approval of a specific drug subject to that case to be set aside (due to the Catalyst court’s interpretation of orphan drug exclusivity), FDA would “continue to apply its regulations tying the scope of orphan drug exclusivity to the uses or indications for which a drug is approved to matters beyond the scope of that order.” The apparent difference of opinion reflected by the Catalyst court and FDA’s notice creates some uncertainty regarding the scope of orphan product exclusivity.

Currently, under FDA regulations, circumstances under which FDA would approve a competitor’s product during the seven-year orphan product exclusivity period include instances in which another sponsor’s application for the same drug product and indication is shown to be “clinically superior” to the previously approved drug. In this context, clinically superior means that the drug provides a significant therapeutic advantage over and above the already approved drug in terms of greater efficacy, greater safety or by providing a major contribution to patient care.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FDCA, the FDA incentivizes the development of drugs that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Also, the FDA may revoke any rare pediatric disease priority review voucher if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within the 365-day period beginning on the date of the approval. Congress has extended the PRV program through September 30, 2026, with the potential for PRVs to be granted through September 30, 2026.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to monitoring, recordkeeping, registration and listing, periodic reporting, reporting of certain deviations and adverse experiences, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with applicable promotion and advertising requirements. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA.

FDA regulations also require that approved products be manufactured in specific approved facilities and in accordance with cGMP. We currently use contract manufacturing organizations, or CMOs, to manufacture the drugs used in our clinical trials and expect to rely on third parties for the production of commercial quantities of our products in accordance with cGMP regulations. NDA holders using CMOs, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and their third-party contractors are required to register their establishments with the FDA and certain state agencies. These establishments are subject to routine and periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and data integrity requirements, which impose certain procedural and documentation requirements to assure quality of manufacturing and product. Any interference with FDA inspection activities at our company or at CMOs can result in substantial penalties. The FDA has increasingly observed cGMP violations involving data integrity during site inspections and investigating compliance with data integrity requirements is a significant focus of its oversight. Requirements with respect to data integrity include, among other things, controls to ensure data are complete and secure; requiring that activities are documented at the time of performance; audit trail functionality; requiring authorized access and limitations; validated computer systems; and the review of records for accuracy, completeness and compliance with established standards.

Post-approval changes to the manufacturing process, including changes of the site of manufacture, are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party CMOs that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP, data integrity, pharmacovigilance (i.e., post-marketing safety reporting obligations) and other aspects of regulatory compliance.

The FDA may withdraw a product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-approval studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS. Other potential consequences include:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, Warning Letters, Untitled Letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
●	product seizure or detention, or refusal of the FDA to permit the import or export of products that it believes present safety problems by issuing an Import Alert;
●	permanent injunctions and consent decrees, including the imposition of civil or criminal penalties;
●	adverse publicity;
●	voluntary or mandatory product recall; and
●	recoupment of payment and damages for noncompliant drug products based on various legal theories, including a theory that reimbursement for noncompliant products violates federal and state false claims laws (e.g., the federal False Claims Act).

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. A company can make only those claims relating to safety and efficacy, identity, strength, quality, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. Promotional claims relating to a product’s safety or effectiveness are prohibited before the drug is approved. After approval, a product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in non-promotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information in accordance with the FDA’s good reprint practices or unsolicited request doctrine.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ or the Office of the Inspector General of the Department of Health and Human Services, as well as other federal and state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that such companies enter into consent decrees and permanent injunctions under which specified promotional conduct is changed or curtailed. Among other legal theories, penalties may be sought based on a theory that off-label promotion causes submission of claims that for an unapproved use in violation of state and federal false claims laws.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration for controlled substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. The activities of pharmaceutical manufacturers are subject to federal and state laws designed to prevent “fraud and abuse” in the healthcare industry. The laws generally limit financial interactions between manufacturers and health care providers or other participants in the healthcare industry, require disclosure to the government and public of such interactions, and govern various matters regarding reimbursement of healthcare products. Many of these laws and regulations contain ambiguous requirements or require administrative guidance for implementation. Pharmaceutical manufacturers are also required to provide discounts or rebates under government healthcare programs or to certain government and private purchasers in order to obtain coverage under federal healthcare programs such as Medicaid. Participation in such programs may require tracking and reporting of certain drug prices. Manufacturers are subject to fines and other penalties if such prices are not reported accurately. Additionally, the handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of prescription drugs and biologics are subject to the Drug Supply Chain Security Act, which requires manufacturers and other stakeholders to comply with product identification, tracing, verification, detection and response, notification and licensing requirements. In addition, the Prescription Drug Marketing Act and its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the Drug Supply Chain Security Act imposes requirements to ensure accountability in distribution and to identify and remove prescription drug and biological products that may be counterfeit, stolen, contaminated, or otherwise harmful from the market.

Hatch-Waxman Protections and Pediatric Exclusivity

Patent Term Restoration

After approval, owners of relevant drug or biological product patents may apply for up to a five-year patent extension to restore a portion of patent term lost during product development and FDA review of an NDA if approval of the application is the first permitted commercial marketing or use of a drug containing the API under the Hatch-Waxman Act. The allowable patent term extension is calculated as one-half of the product’s testing phase, which is the time between IND and NDA submission, and all of the review phase, which is the time between NDA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for patent term restoration.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the product candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a product candidate for which an NDA has not been submitted.

Patent Listing and the Orange Book

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each drug substance, drug product, and method-of-use patent whose claims cover the NDA drug product. Upon approval of the NDA, each of the patents listed in the application for the drug is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors as reference listed drugs, or RLD, in support of approval of an abbreviated new drug application, or ANDA, or 505(b)(2) NDA which relies upon the RLD’s approval to support its own.

An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests (beyond, potentially, bioequivalence studies) to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug under various state laws. A 505(b)(2) NDA is generally used where there are one more difference from the RLD in terms of dosage form, labeling, or other properties, but where an applicant may nonetheless rely upon FDA’s prior approval determinations with respect to the RLD to support safety and/or efficacy of the 505(b)(2) NDA drug product.

An ANDA or 505(b)(2) NDA applicant is required to certify to the FDA concerning any patents listed for the RLD in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. An ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA label does not contain or carve out any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

If the applicant does not challenge the listed patents, the ANDA or 505(b)(2) NDA will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) NDA applicant.

The ANDA or 505(b)(2) NDA also will not be approved until any applicable non-patent market exclusivity listed in the Orange Book for the referenced product have expired.

Market Exclusivity

Upon NDA approval of a NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) NDA seeking approval that uses the NDA as its RLD. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approval an ANDA or 505(b)(2) NDA seeking approval that uses the NDA as its RLD.

An ANDA or 505(b)(2) NDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA or 505(b)(2) may be filed before the expiration of the exclusivity period.

Pediatric Exclusivity

Another provision of the FDCA provides a potential opportunity for “pediatric exclusivity,” which, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. In some instances, the same studies can satisfy both PREA and pediatric exclusivity requirements, and in other instances may request studies of new indications or other differences from initial NDA approval that is being sought or has been granted.

FDA Expedited Programs and Special Protocol Assessments

The FDA expedited programs and designations for serious conditions, like Fast Track, Breakthrough Therapy, Priority Review and Accelerated Approval, are intended to make certain drugs available as rapidly as possible.

Applicants must request Fast Track designation from the FDA, which provides access to a process to facilitate the development and expedite the review of a drug intended to treat serious conditions and fill an unmet need. The request can be initiated at any time during the drug development process. The FDA will review the request and make a decision within 60 days based on whether the drug fulfills an unmet medical need in a serious condition. A drug that receives Fast Track designation is eligible for some or all of the following: (i) more frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval; (ii) more frequent written correspondence from the FDA about things such as the design of the proposed clinical trial and the use of biomarkers; (iii) Accelerated Approval and Priority Review, if relevant criteria are met; and (iv) rolling review, under which the agency may initiate review of sections of a Fast Track product’s NDA before the application is complete. Rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s PDUFA review period for a Fast Track application does not begin until the last section of the NDA is submitted.

Under the Breakthrough Therapy authority, a drug may be eligible for designation as a Breakthrough Therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. If a drug is designated a Breakthrough Therapy, the FDA will expedite the development and review of the drug. Every drug application submitted to the FDA is subject to consideration for Priority Review designation, even if the applicant does not request it. The FDA informs the applicant of a Priority Review designation within 60 days of the receipt of the original NDA. Designation of a drug as “Priority” does not alter the scientific/medical standard for approval or the quality of evidence necessary for approval. Priority Review does shorten the planned time period for review of an NDA (from six months compared with the ten-month standard review) by the FDA.

Fast Track, Breakthrough Therapy and Priority Review status may all be withdrawn by the FDA at any time if the agency finds that relevant criteria are no longer being met.

Under its Accelerated Approval authority, the FDA may approve a product for a serious disease or condition that fills an unmet need, including a Fast Track product, if it is found to have an effect on a surrogate endpoint in a marker that is thought to predict a clinical benefit. The FDA may also approve a product under Accelerated Approval authority if it is found to have an effect on an intermediate endpoint in a measure of therapeutic effect that is considered reasonably likely to predict a clinical benefit. The endpoint evidence to support Accelerated Approval may be epidemiological, pathophysiological, therapeutic, and pharmacologic or based on the use of biomarkers. Accelerated Approval can be withdrawn or the labeled indication of the drug changed if studies fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risk associated with the drug.

The Federal Food, Drug, and Cosmetic Act directs the FDA to meet with sponsors, pursuant to a sponsor’s written request, for the purpose of reaching agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in an NDA. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. This agreement is called a special protocol assessment, or an SPA. While the FDA’s guidance on SPAs states that documented SPAs should be considered binding on the review division, the FDA has latitude to change its assessment if certain exceptions apply. Exceptions include public health concerns emerging that were unrecognized at the time of the protocol assessment, identification of a substantial scientific issue essential to the safety or efficacy testing that later comes to light, a sponsor’s failure to follow the protocol agreed upon, or the FDA’s reliance on data, assumptions or information that are determined to be wrong.

An SPA request can be requested after a pre-Phase 3 meeting with the FDA. It allows the FDA and sponsor to agree on the study design for a Phase 3 study whose efficacy results will be the basis of an NDA. There is no guarantee that we will request or be able to receive and maintain Fast Track designation, Breakthrough Therapy designation, Priority Review designation, Accelerated Approval designation or a Special Protocol Assessment for any of our product candidates.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, clinical trial sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these clinical trials after completion if the product candidate is ultimately approved, and disclosure of the results of these clinical trials will be delayed until such approval. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of in development programs.

U.S. Healthcare Regulation

Pharmaceutical Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Third-party payors establish the coverage and reimbursement policies for pharmaceutical products, and the marketability of any products for which we may receive regulatory approval for commercial sale depends on those payors’ coverage policies and reimbursement rates. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include one or more of our product candidates, if approved. Third-party payors, together with regulators and others, are increasingly challenging the prices charged for pharmaceutical products and health services, in addition to their cost-effectiveness, safety and efficacy. In addition, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement rates can vary significantly from payor to payor.

Moreover, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval will be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. We cannot be certain that our product candidates will be considered cost-effective by third-party payors. This process could delay the market acceptance of any product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results.

Other U.S. Healthcare Laws and Compliance Requirements

Our business may be subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business, particularly once third-party reimbursement becomes available for one or more of our products. The healthcare fraud and abuse laws and regulations that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs;
●	The federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, which prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent, or knowingly making, or using or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	HIPAA, which, among other things, prohibits executing a scheme to defraud any healthcare benefit program, including private third-party payors, and prohibits (i) knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation and (ii) making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, including health plans, healthcare clearinghouses and certain healthcare providers, and their business associates, individuals or entities that perform certain services on behalf of a covered entity that involve the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	Federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;
●	The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to direct or indirect payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held in a company by physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and
●	U.S. state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that restrict the ability of manufacturers to offer co-pay support to patients for certain prescription drugs; state laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require drug manufacturers to report information on the pricing of certain drugs; state laws and local ordinances that require identification or licensing of sales representatives; state and local laws regarding the manufacturing and distribution of drugs; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Even then, governmental authorities may conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If governmental authorities find that our operations violate any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our operations and business. In addition, the approval and commercialization of any product candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. The extent to which future legislation or regulations, if any, relating to health care fraud and abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, enacted in March 2010, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among other things the Affordable Care Act included the following provisions:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, will be increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;
●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the 340B Drug Discount Program;
●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; and
●	a licensure framework for follow-on biological products.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. Various portions of the Affordable Care Act are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. The implementation of the Affordable Care Act is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the Affordable Care Act are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through the first 6 months of 2032 unless additional Congressional action is taken. These reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, and phased-in again on April 1, 2022 (between April 1, 2022 and June 30, 2022, a 1% cut took effect, with a 2% cut in place for the remainder of 2022). The Consolidated Appropriations Act of 2023 partially mitigated more severe Medicare pay cuts previously scheduled to begin on January 1, 2023; physician payment rates are now reduced by 2% in 2023, and are projected to be reduced by 3.5% in 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Notably, on August 16, 2022, President Biden signed the “Inflation Reduction Act of 2022” (IRA) into law, incorporating many key provisions of the “Build Back Better Act”. Prescription drug price reform is a focal point of this landmark legislation that incorporates many proposals advanced over the last decade to overhaul drug costs under the Medicare program. Key provisions of the law permit CMS to negotiate Part D drug prices for an increasing number of drugs over a five-year period, replace the Medicare Coverage Gap Discount Program with a new Manufacturer Refund Program for drugs not subject to negotiation, and redesign the Part D benefit to eliminate the coverage gap and realign the cost responsibility in the initial and catastrophic phases of coverage among payors, manufacturers, Government and patients (capping out-of-pocket costs at US$2,000 starting in 2025). In addition, the law penalizes drug manufacturers for price increases that outpace the rate of inflation (for products under Medicare Parts D/B).

The IRA follows years of attempts by the federal government to reform and/or control drug pricing. For example, at the federal level, the previous administration’s budget proposal for fiscal year 2021 included a US$135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. The Biden administration has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical study and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical studies and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. If we obtain approval to market a product candidate in the United States, any healthcare reforms adverse to drug manufacturers, including but not limited to, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs, that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

European Regulation

Government Regulation and Product Approval

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The process governing approval of biological medicinal products in the European Union generally follows the same principles as in the United States. Such products are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels.

Clinical Trial Approval

Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

Pursuant to the currently applicable Clinical Trials Regulation EU 536/2014 (“CTR”), which came into application on January 31, 2022, , a system for the approval and conduct of clinical trials in the European Union has been implemented. Under this new system, an applicant must submit one online application via a single online platform known as the Clinical Trials Information System (“CTIS”) for approval to run a clinical trial in several European Union member states. This system was optional for new clinical trials applied for between January 31, 2022 and January 31, 2023, and is compulsory for all new clinical trials submitted after January 31, 2023. . Furthermore, the applicant may only start a clinical trial at a specific site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the CTR and further detailed in applicable guidance documents.

The CTIS database has a public website which includes various details of each clinical trial conducted in the EU under the new system, including the application for authorization to conduct a clinical trial and any review by a regulatory or ethics body. The CTR requires all information stored in the database to be publicly available, unless exempted under the Regulation to protect: (a) personal data; (b) commercially confidential information, in particular the marketing authorization status of the medicine, unless there is an overriding public interest; (c) confidential communication between Member States in the preparation of their assessment; or (d) supervision of clinical trials by Member States.

Under the CTR, the sponsor of a clinical trial must publish (a) summary results of the clinical trial within 1 year after the end of the trial (including a phase I trial); and (b) clinical study reports of the data generated in the course of the clinical trial within 30 days after the grant of the relevant marketing authorization. Special rules apply outside the CRT for pediatric studies. In particular, holders of marketing authorizations valid in the European Union which are sponsors of clinical trials involving pediatric populations must submit to the competent authorities the results of said trials within six months of completion of the studies concerned.

Clinical trials approved under the old legislative framework, the Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, both as implemented through national legislation of the European Union member states, will continue to be governed by the old legislative framework until January 31, 2025. After January 31, 2025, the CTR will automatically begin to apply to those clinical trials.

PRIME Designation in the European Union

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority Medicines, or PRIME, scheme is intended to encourage the development of medication in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises can apply for earlier entry into the PRIME scheme on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, are appointed early in the PRIME scheme facilitating increased understanding of the product at the EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain marketing authorization of a biological medicinal product under the European Union regulatory system, an applicant must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the European Union member states: the decentralized procedure, national procedure, or mutual recognition procedure. A marketing authorization may be granted only to an applicant established in the European Union.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of viral diseases and cancer. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance not yet authorized in the European Union, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation or for which a centralized process is in the interest of patients at a European Union level.

Under the centralized procedure, the CHMP is responsible for conducting an initial assessment of whether a product meets the required quality, safety and efficacy requirements, and whether a product has a positive benefit/risk profile. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days from receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

For products not falling within the mandatory scope of the centralized procedure, national marketing authorizations may be obtained, which are issued by the competent authorities of the European Union member states and only cover their respective territory. Where a product has already been authorized for marketing in an European Union member state, this national marketing authorization can be recognized in another European Union member state through the mutual recognition procedure. If the product has not received a national marketing authorization in any member state at the time of application, it can be approved simultaneously in various European Union member states through the decentralized procedure. As with the centralized procedure, the competent authorities of the European Union member states assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy before granting the marketing authorization.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The MAA for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP, in which case the pediatric clinical trials must be completed at an agreed later date. Products that are granted a marketing authorization with the results of pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results do not support a pediatric indication, as long as the results are included in the summary of product characteristics and, if appropriate, in the package leaflet of the medicinal product. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Data and Marketing Exclusivity

The European Union also provides opportunities for data and market exclusivity. Upon receiving marketing authorization in the European Union, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents the regulatory authorities from accepting MAAs from generic, hybrid abridged or biosimilar applicants seeking to rely on the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic, hybrid abridged or biosimilar marketing authorization in the European Union for a period of eight years from the date on which the reference product was first authorized in the European Union. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced and relied on, but no generic or biosimilar product can be marketed until the expiration of the additional two-year market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package including preclinical tests and clinical trials.

Patent Term Extensions in the European Union and Other Jurisdictions

The European Union also provides for patent term extension through Supplementary Protection Certificates, or SPCs. The rules and requirements for obtaining a SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration. In certain circumstances, these periods may be extended for six additional months if a pediatric reward is obtained, which is described in detail below. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority in a Member State with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the medicine on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements After Market Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of medicines to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of medicinal products and/or the general public, are strictly regulated in the European Union. It is prohibited to advertise prescription-only medicinal products to patients in the EU.

Orphan Designation and Exclusivity

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan medicine leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application for, or grant a marketing authorization for, the same or a “similar medicinal product”, unless a derogation applies. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

The criteria for designating an orphan medicine in the European Union are similar in principle to those in the United States. Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicine by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the medicine in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the medicine will be of significant benefit to those affected by that condition.

Orphan medicines are eligible for financial incentives such as reduction of fees or fee waivers made available by the European Union and its member states to support research into, and the development and availability of, orphan medicines. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will be eligible to a total or partial fee reduction for the MAA if the orphan designation has been granted to that applicant. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Pediatric Exclusivity

If an applicant obtains a marketing authorization in all European Union member states, or a marketing authorization granted in the centralized procedure by the European Commission, and the study results for the pediatric population carried out as agreed in a PIP are included in the product information, even when they do not support a pediatric indication, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the SPC. If the medicinal product is an orphan medicinal product, the ten years of orphan market exclusivity will be extended by an additional period of two years.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The UK formally left the European Union on January 31, 2020. There was a transitional period, during which European Union laws continued to apply in the UK, which ended on December 31, 2020. The UK and European Union signed an EU-UK Trade and Cooperation Agreement, which became provisionally applicable on January 1, 2021 and which was later ratified by both the UK and the European Union and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and European Union’s relationship regarding medicinal products will operate, particularly in relation to Good Manufacturing Practice; however, there are still many uncertainties. Since the regulatory framework for medicinal products in the UK covering quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from European Union directives and regulations, the current regulatory framework in the UK is broadly identical to the framework in the European Union, with some small differences. The EU Clinical Trials Regulation (described in detail above), which took effect on January 31, 2022, does not apply in Great Britain, but it applies in Northern Ireland (as a result of the Northern Ireland Protocol).

However, post-Brexit, the UK Government is free to adopt laws that could diverge from the laws in the European Union. This could materially impact the future regulatory regime which applies to products and the approval of product candidates in Great Britain. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. In the meantime, the Medicines and Healthcare products Regulatory Agency, the UK medicines and medical devices regulator, has published detailed guidance for industry and organizations to follow.

Pricing and Reimbursement Environment

Even if a medicinal product obtains a marketing authorization in the European Union, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. Pricing and reimbursement of medicines is a matter reserved to individual Member States. Each Member State is free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of medicinal products for human use. Each Member State may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms.

PRC Regulation

PRC Drug Regulation

The Drug Administration Law of the PRC, or the Drug Administration Law, promulgated by the Standing Committee of the NPC and the Implementing Measures of the Drug Administration Law, or the Implementing Measures of the Drug Administration law, promulgated by the State Council, have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products, and regulates and provides a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Implementing Measures of the Drug Administration Law, on the other hand, provides detailed implementation regulations for the Drug Administration Law.

The recent amendment to the Drug Administration Law, which became effective in December 2019, brought a series of changes to the drug supervision and administration system, including, but not limited to, the clarification of the drug marketing authorization holder system, pursuant to which each marketing authorization holder shall assume responsibilities for non-clinical trials, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of any adverse reactions of its drugs. The amendment also stipulates that the State supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and that have multi-targeted, systematic regulatory and intervention functions on the human body and promotes the technological advancement of drugs. The NMPA has since promulgated two key implementing regulations for the amended Drug Administration Law: (i) the amended Administrative Measure for Drug Registration and (ii) the amended Measures on the Supervision and Administration of the Manufacture of Drugs. Both took effect on July 1, 2020. The NMPA also promulgated the Chemical Drug Registration Classification and Application Data Requirements in June 2020 as detailed implementing rules on drug classification.

We are required to follow the above-mentioned regulations in respect of our non-clinical research, clinical trials and production of new drugs.

Regulatory Authorities and Recent Government Reorganization

Pharmaceutical products and medical devices and equipment in China are monitored and supervised on a national scale by the NMPA (formerly known as China Food and Drug Administration, or the CFDA), while the local provincial medical products administrative authorities are responsible for the supervision and administration of drugs within their respective administrative regions. Pursuant to the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal made by the NPC in March 2018, the NMPA is no longer an independent agency and its duties shall be performed by the newly established State Administration for Market Regulation, or the SAMR, into which the various agencies responsible for, among other areas, consumer protection, advertising, anticorruption, pricing, fair competition and intellectual property, have been merged.

The NMPA is still however the chief drug regulatory agency and implements the same laws, regulations, rules, and guidelines as the CFDA, and the NMPA regulates almost all of the key stages of the life cycle of pharmaceutical products, including non-clinical trials, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance (i.e., post-marketing safety reporting obligations). The Center for Drug Evaluation, or the CDE, which remains under the NMPA, conducts the technical evaluation of each drug and biologic application for safety and efficacy.

Formed on March 2018, the National Health Commission, or the NHC, (formerly known as the Ministry of Health, or the MOH, and the National Health and Family Planning Commission, or the NHFPC), is China’s chief healthcare regulator. It is primarily responsible for overseeing the operation of medical institutions, which also serve as clinical trial sites, and regulating the licensure of hospitals and medical personnel.

Non-Clinical Research

In 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on in July 2017, to improve the quality of non-clinical research, and began conducting the Good Laboratories Practice certification program. Pursuant to the Circular on Administrative Measures for Certification of GLP for Non-clinical Laboratory issued by the NMPA in April 2007, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities are in charge of the daily supervision of non-clinical research institutions. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A GLP Certification will be issued by the NMPA if all the relevant requirements are satisfied, and such certification will be published on the NMPA’s website. In January 2023, the NMPA promulgated the amended the Administrative Measures for Certification of GLP for Non-clinical Laboratory, the Amended Administrative Measures, which will become effective on July 1, 2023. Pursuant to the Amended Administrative Measures, A GLP Certification will be valid for five years and the GLP institution shall submit a renewal application before the expiration of GLP Certificate.

Preclinical Development

The NMPA requires supporting preclinical data for the registration applications for imported and domestic drugs. Preclinical work, including pharmacology and toxicology studies, must satisfy the requirements of the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. No approval is required from the NMPA to conduct preclinical studies.

Clinical Trials and Marketing Approval of New Drugs

Registration Categories

Pursuant to the Administrative Measures for Drug Registration in January 2020 and effective on July 1, 2020, which provides the standards and requirements for clinical trials and drug registration applications. Drug marketing registration applications are divided into three categories, namely traditional Chinese drugs, chemical drugs and biological products, and each type is further divided into several sub-types. For example, the registration applications of chemical drugs are further categorized by innovative chemical drugs, improved new chemical drugs, and generic chemical drugs, among others. As provided in the Administrative Measures for Drug Registration, the Drug Administration Law and Implementing Measures of the Drug Administration Law, upon completion of non-clinical research, clinical trials shall be conducted for the application of new drug registration, upon approval from NMPA or authorized institutions.

Prior to engaging with the NMPA on research and development approval, an applicant shall determine the registration category for its product candidate (subject to ultimate confirmation by the NMPA), which will determine the requirements for its clinical trial and marketing application. There are five categories for chemical drugs: Category 1, or innovative drugs, refers to drugs with NCEs that have not been marketed anywhere in the world; Category 2, or improved new drugs, refers to drugs with a new indication, dosage form, route of administration, combination or certain formulation changes not previously approved anywhere in the world; Categories 3 and 4 refer to generic drugs that reference an innovator drug (or certain well-known generic drugs) marketed either abroad or in China, respectively; and Category 5 refers to innovative or generic drugs that have already been marketed abroad but are not yet approved in China (i.e., various imported drugs).

Priority Review Program under Current Reform Frame

The NMPA has adopted several expedited review and approval mechanisms since 2009 and created additional expedited programs in recent years that are intended to encourage innovation. Applications for these expedited programs can be submitted after the clinical trial application is admitted for review by the CDE. The newly amended Administrative Measures for Drug Registration, which became effective on July 1, 2020, set up several acceleration procedures for drug marketing registration including procedures for breakthrough therapy designation drugs, procedures for conditional approval, procedures for priority review and approval at the marketing authorization application stage and procedures for special approval in public health emergencies. In order to implement the amended Administrative Measures for Drug Registration, on July 7, 2020, the NMPA promulgated the specific working procedures for the evaluation of breakthrough therapy designation drugs, conditional approvals and priority review and approval at the marketing authorization application stage which replaced the previous priority evaluation and approval program. According to such working procedures, a priority review market authorization pathway may be available to the following drugs with distinctive clinical benefits: (i) drugs in short supply for urgent clinical need, innovative drugs and modified new drugs for the prevention and treatment of serious infectious diseases, rare diseases and other diseases; (ii) pediatric drugs of new varieties, dosage forms and specifications that meet the physiological characteristics of children; (iii) vaccines urgently needed for disease prevention and control and innovative vaccines; (iv) drugs included in the procedures for breakthrough therapy designation drugs; (v) drugs fulfilling the requirements for conditional approval; and (vi) other drugs for priority review and approval stipulated by the NMPA.

We believe that our current clinical stage product candidate could be classified as a drug under categories (i) and (ii) of the working procedures described above. Therefore, we may be entitled to the priority review market authorization pathway under the newly amended Administrative Measures for Drug Registration.

Clinical Trial Approval

All clinical trials conducted in China for the purpose of seeking marketing approval must be approved and conducted at a pharmaceutical clinical trial institution which shall be under filing administration.

In addition, the NMPA has adopted a notification system for clinical trials of new drugs. Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval Systems and Encouraging Innovation on Drugs and Medical Devices, or the Innovation Opinion, the Announcement on Adjusting the Evaluation and Approval Procedure of Drug Clinical Trial and the newly amended Drug Administration Law, clinical trials may be commenced as long as the applicant has not received any objections from the CDE within 60 business days of application filing.

International Multi-center Clinical Trials Regulations

In January 2015, the NMPA promulgated the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial) to provide guidance on the regulation of the application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for its application to the NMPA for approval of an NDA, such international multi-center clinical trials shall satisfy, in addition to the requirements set forth in the Drug Administration Law and its implementation measures, the Administrative Measures for Drug Registration and other relevant laws and regulations, the following requirements:

●	The applicant shall first conduct an overall evaluation on the global clinical trial data and further make trend analysis of the Asian and Chinese clinical trial data. In the analysis of Chinese clinical trial data, the applicant shall consider the representativeness of the research subjects, i.e., the participating patients;
●	The applicant shall analyze whether the amount of Chinese research subjects is sufficient to assess and adjudicate the safety and effectiveness of the drug under clinical trial, and satisfy the statistical and relevant legal requirements; and
●	The onshore and offshore international multi-center clinical trial research centers shall be subject to on-site inspections by competent PRC governmental agencies.

International multi-center clinical trials shall follow international prevailing the Good Clinical Trial Practice, or GCTP, principles and ethics requirements. Applications shall ensure the truthfulness, reliability and trustworthiness of clinical trials results; the researchers shall have the qualification and capability to perform relevant clinical trials; and an ethics committee shall continuously review the trials and protect the subjects’ interests, benefits and safety. Before the performance of the international multi-center clinical trial, applicants shall obtain clinical trial approvals or complete filings pursuant to requirements under the local regulations where clinical trials are conducted, and register and disclose the information of all major researchers and clinical trial organizations on the NMPA drug clinical trial information platform.

Pursuant to the Innovation Opinion, clinical trial data obtained from foreign centers may be used to apply for marketing application in China as long as such data meet the relevant requirements for the registration of drugs and medical devices in China. When using international multi-center clinical trial data to support marketing application in China, applicants shall provide the clinical trial data on racial difference, if any.

Trial Exemptions and Acceptance of Foreign Data

The NMPA may reduce its requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not as part of a global study), including early phase data, that meets its requirements. In July 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or the Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of foreign clinical trials must meet certain authenticity, completeness, accuracy and traceability requirements, and such data must be obtained in consistency with the relevant requirements under the GCTP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. Additionally, clinical trial sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

The NMPA permits drugs approved outside of China to be approved in China on a conditional basis without pre-approval clinical trials being conducted in China. Specifically, in 2018, the NMPA issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, permitting drugs that have been approved within the last ten years in the United States, the European Union or Japan and that prevent or treat orphan diseases or prevent or treat serious life-threatening illnesses for which there is either no effective therapy in China or for which the foreign-approved drug would have clear clinical advantages. Applicants are required to establish a risk mitigation plan and may be required to complete trials in China after the drug has been marketed. The CDE has developed a list of qualifying drugs that meet the foregoing criteria.

Drug Clinical Trial Registration

Pursuant to the Announcement on Drug Clinical Trial Information Platform released by the NMPA in September 2013, for all clinical trials approved by the NMPA and conducted in China, clinical trial registration must be completed and trial information must be published through the drug clinical trial information platform. In July 2020, the CDE released the Drug Clinical Trial Registration and Information Disclosure Practices (Trial). Under these measures, an applicant who has obtained the approval from the NMPA for a clinical trial and intends to conduct the clinical trial in China must complete trial pre-registration before starting the clinical trial and must also continue to update follow-up information according to the progress of clinical trial. If no subject has signed an informed consent within three years from the date of approval from the NMPA for the clinical trial, the approval will be automatically invalidated and the registration will not be granted.

Human Genetic Resources Approval

In 1998, the Ministry of Science and Technology and the MOH jointly established the rules for protecting and utilizing human genetic resources in China. In July 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested drug marketing authorization applicants (i.e., sponsors) that sample and collect human genetic resources in clinical trials shall be required to make certain filings with the China Human Genetic Resources Management Office, or the HGRMO, through its online system. In October 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC.

In May 2019, the State Council of PRC issued the National Regulations on the Management of Human Genetic Resources, which formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to this new rule, a new notification system (as opposed to the advance approval approach originally in place) has been established for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China. Under the new system, a notification filing, specifying, among other things, the type, quantity and usage of the human genetic resource, with the HGRMO is required before conducting such clinical trials. The collection and use of China’s human genetic resources in international collaboration on basic scientific research involving the export of such human genetic resources are still subject to the approval of the HGRMO.

In March 2022, the Ministry of Science and Technology promulgated the Draft Implementation Rules for the Administrative Regulations on Human Genetic Resources for public comment. The aforementioned draft has refined the Administrative Regulations on Human Genetic Resources of the PRC, including but not limited to refining the definition of “human genetic resources information”, improving the identification standard of “foreign entities”, adjusting the scope of application of collection licensing, adjusting and improving the approval procedures for international cooperative scientific research and administrative supervision rules. As of the Latest Practicable Date, it has no legal effect.

Clinical Trial Process and Good Clinical Practices

Typically, drug clinical trials in China have four phases. Phase 1 refers to the initial clinical pharmacology and human safety evaluation studies. Phase 2 refers to the preliminary evaluation of a product candidate’s therapeutic efficacy and safety for target indication(s) in patients. Phase 3 (often the pivotal study) refers to clinical trials that further verify the product candidate’s therapeutic efficacy and safety on patients with target indication(s) and ultimately provide sufficient evidence for the review of a drug marketing application. Phase 4 refers to a new drug’s post-marketing study, which may be required by NMPA at its sole discretion, to assess therapeutic effectiveness and adverse reactions when the drug is widely used, to evaluate overall benefit-risk relationships of the drug when used among the general population or specific groups and to adjust the administration dose, etc.

Pursuant to the NMPA, a clinical trial institution can be engaged by a sponsor to conduct a drug clinical trial after such institution has been duly recorded with the online platform designated by the NMPA. The newly amended Drug Administrative Law and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by the NMPA and the NHC specify the requirements for clinical trial institutions and recording procedures. Pursuant to these regulations, a clinical trial institution should comply with the requirements of cGCP and be capable of undertaking pharmaceutical clinical trials. It should evaluate or engage a third party to evaluate its clinical trial proficiency, facilities and expertise. According to the Implementing Measures of the Drug Administration Law, a sponsor should only engage a duly recorded clinical trial institution to carry out a drug clinical trial.

The conduct of clinical trials must adhere to the cGCP and the protocols approved by the ethics committees of each study site. All applicants of pending drug registration submissions must conduct self-inspection and verification of their clinical trial data.

In April 2020, the NMPA and the NHC released the amended Good Clinical Practice for Pharmaceutical Product, or the Amended GCP, which took effect on July 1, 2020. Compared to the cGCP, the Amended GCP provides comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the Amended GCP enhances the protection for study subjects and tightens the control over bio-samples collected under clinical trials. In addition, the Amended GCP requires that trial drugs shall be manufactured in compliance with pertinent requirements on good manufacturing of drugs for clinical trial and used in line with relevant trial protocols. The NMPA issued the consultation paper of Good Manufacturing Practice for Drugs Used in Clinical Trials in July 2018.

Communication with the CDE

Pursuant to the Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs promulgated by the NMPA on December 10, 2020, the applicants may propose to conduct communication meetings with the CDE during the research and development periods and in the registration applications of the innovative drugs. The communication meetings can be classified into three types. Type I meetings are convened to address key safety issues in clinical trials of drugs and key technical issues in the research and development of breakthrough therapeutic drugs. Type II meetings are held during the key research and development periods of drugs, mainly including meetings before the clinical trial application, meetings upon the completion of Phase 2 trials and before the commencement of Phase 3 trials, meetings before submitting a drug marketing application, and meetings for risk evaluation and control. Type III meetings refer to meetings that are not classified as Type I or Type II. According to the new Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs, the applicant who apply for conditional approval and/or the priority review and approval procedures shall communicate with the CDE and obtain confirmation before submitting the marketing application to NMPA. In addition, except for (i) clinical trial of new drugs with clear technical guidelines, mature research experience, and guaranteed quality of the application materials, or (ii) international multi-center clinical trials that are simultaneously developed internationally and have been approved to conduct clinical trials in countries and/or regions with sound regulatory systems, the applicant in principle shall apply for communication with the CDE before clinical trial application for new drugs. Furthermore, where the application for clinical trials of new drug has been approved, upon the completion of Phase 1 and 2 clinical trials and prior to Phase 3 clinical trial, or before submitting a drug marketing application, the applicant may submit the application for Communication Session to the CDE.

Drug Marketing Registration Application

Pursuant to the newly amended Administrative Measures for Drug Registration, the applicant may submit an application for drug marketing registration to the CDE upon completion of relevant research on pharmacy, pharmacology, toxicology and drug clinical trials, determination of the quality standards of the drug, validation of commercial-scale production processes and preparation for acceptance of verification and inspection conducted by a professional technical institution designated as competent by the NMPA. The CDE will organize pharmaceutical, medical and other technicians to conduct comprehensive review of the safety, efficacy and quality controllability, among others, of the drug according to the application materials submitted by the applicant, the results of the verification and inspection conducted by a professional technical institution, etc. If the comprehensive review conclusion is affirmative, the drug shall be approved for marketing and a drug registration certificate will be issued containing the information of the drug approval number, the marketing authorization holders and the manufacturer.

Drug technology transfer regulations

In August 2009, the NMPA promulgated the Administrative Regulations for Technology Transfer Registration of Drugs to standardize the registration process of drug technology transfers, which include application for, and evaluation, examination, approval and monitoring of, drug technology transfers. Drug technology transfers refer to the transfer of drug production technology by the owner to a drug manufacturer and the application for drug registration by the transferee according to the provisions in the new regulations. Drug technology transfers include new drug technology transfers and drug production technology transfers.

Manufacturing and Distribution

According to the newly amended Drug Administration Law, the Implementing Measures of the Drug Administration Law and the Measures on the Supervision and Administration of the Manufacture of Drugs, facilities that manufacture drugs in China must receive a drug manufacturing license from the local drug regulatory authority. Each drug manufacturing license issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a drug manufacturing license is subject to review by the relevant regulatory authorities on an annual basis. According to such regulations and measures, to the extent a marketing authorization holder manufactures its drugs internally and not through CMOs, such marketing authorization holder must apply for a drug manufacturing license with the provincial counterpart of the NMPA, subject itself to inspections and other regulatory oversight by the agency.

Similarly, to conduct sales, importation, shipping and storage, or collectively, the distribution activities, a company must obtain a Drug Distribution License from the local drug regulatory authority, subject to renewal every five years. A separate certification of compliance with the NMPA’s drug good supply practice is also required.

China has implemented a “Two-Invoice System” to control the distribution of prescription drugs. The “Two-Invoice System” generally requires that no more than two invoices be issued throughout the distribution chain: one from the manufacturer to a distributor and another from the distributor to the end-user hospital. This excludes the sale of products invoiced from the manufacturer to its wholly-owned or controlled distributors, or for imported drugs, to its exclusive distributor, or from a distributor to its wholly-owned or controlled subsidiary (or between its wholly-owned or controlled subsidiaries). However, the system still significantly limits the options for companies to use multiple distributors to reach a larger geographic area in China. Compliance with the Two-Invoice System is a prerequisite for pharmaceutical companies to participate in the procurement processes of public hospitals, which currently provide most of China’s healthcare services. Manufacturers and distributors that fail to implement the Two-Invoice System may lose their qualifications to participate in the bidding process. Non-compliant manufacturers may also be blacklisted from engaging in drug sales to public hospitals in a locality.

Administrative Observation Periods for New Drugs

According to the Implementing Measures of the Drug Administration Law, the NMPA may, for the purposes of protecting public health, set an administrative observation period of not more than five years for a new drug produced by a drug manufacturer. During the administrative observation period, no approval shall be given to any other manufacturer to produce or import the said drug.

Non-Inferiority Standard

In China, a drug may receive regulatory approval without showing superiority in its primary endpoint. Rather, a drug may be approved for use if it shows non-inferiority in its primary endpoint and superiority in one of its secondary endpoints.

Packaging of Pharmaceutical Products

Pursuant to the Administration of Quality of Drug Clinical Practice, the applicant shall be responsible for proper packaging and labeling of drugs for clinical trials, and in double-blinded clinical trials, the test drug shall be consistent with the control drug or placebo in appearance, odor, packaging, labeling and certain other features. According to the Measures for the Administration of Pharmaceutical Packaging promulgated in February 1988, pharmaceutical packaging must comply with national and professional standards. If there is no national or professional standard available, an applicant may formulate and implement its own standards after obtaining the approval of the provincial administration or bureau of standards. The applicant must reapply if it needs to change its own packaging standards. Drugs that have not developed and received approval for packaging standards must not be sold or marketed in the PRC (except for drugs for the military).

Advertising of Pharmaceutical Products

Pursuant to the Interim Administrative Measures for the Review of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes promulgated in December 2019, an enterprise seeking to advertise its pharmaceutical products must apply for an advertisement approval number. The advertisement approval number is issued by the relevant local administrative authority. The validity term of the advertisement approval number for drugs shall be consistent with the shortest validity term of the production registration certificate, filing certificate or production license. If no valid term is prescribed in the production registration certificate, filing certificate or production license, the valid term of the advertisement approval number shall be two years. The content of an approved advertisement may not be altered without prior approval.

Insert Sheet and Labels of Pharmaceutical Products

According to the Measures for the Administration of the Insert Sheets and Labels of Drugs, the insert sheets and labels of drugs should be reviewed and approved by the NMPA. A drug insert sheet should include the scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use of drugs. The inner label of a drug should bear such information as the drug’s name, indication or function, strength, dose and usage, production date, batch number, expiry date and drug manufacturer, and the outer label of a drug should indicate such information as the drug’s name, ingredients, description, indication or function, strength, dose and usage and adverse reaction.

Regulatory Intellectual Property Protections

In January 2020, the United States and China signed the Economic and Trade Agreement Between the United States of America and the PRC (the “Trade Agreement”). Among other things, China agreed to provide for effective protection and enforcement of pharmaceutical-related intellectual property rights, including patents and undisclosed test or other data submitted as a condition of marketing approval, as further described below. These provisions of the Trade Agreement will need to be implemented in China. In October 2020, the Standing Committee of the NPC promulgated the amended PRC Patent Law, which became effective in June 2021. The newly amended PRC Patent Law sets up the framework and adds the provisions for patent linkage and patent term extension. However, the provisions for patent term extension and an early resolution mechanism are unclear and/or remain subject to the approval of implementing regulations that are still in draft form or have not yet been proposed, leading to uncertainty about their scope and implementation.

International Regulation

In addition to regulations in the United States, the European Union and the PRC, we will be subject to a variety of other regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States, Europe or the PRC. The approval and reimbursement process varies from country to country and the time may be longer or shorter than that required to obtain FDA, EMA or NMPA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

Anti-Corruption Laws

The FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, prohibit any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. This could become relevant in the conduct of international clinical trials where the sites for such studies may be a government-owned hospital. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight and debarment from government contracts.

In the European Union, interactions between pharmaceutical companies and physicians are governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at the European Union level and in the individual European Union member states. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the European Union member states. Violation of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain European Union member states also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

C.Organizational Structure

The chart below sets forth our corporate structure and identifies our significant subsidiaries and their significant subsidiaries, as of the Latest Practicable Date:

D.Property, Plant and Equipment

Details of our facilities are provided below:

●	office space of approximately 175 square feet in San Diego, California under a lease that will be terminated on April 30, 2023;
●	office space of approximately 1,562 square feet in San Diego, California under a lease that will expire on June 28, 2023;
●	office space of approximately 3,181 square feet in Taiwan under a lease that will expire on July 31, 2027;
●	office space of approximately 86 square feet in Shanghai, China under a lease that is automatically renewed every three months; and
●	office space of approximately 1,033 square feet in Sydney, Australia under a lease that will expire on August 14, 2025.

We believe our current facilities are sufficient to meet our near-term needs, and we do not foresee any difficulty in extending the lease terms of our facilities upon their respective expiration dates.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results in conjunction with our financial statements and the related notes appearing elsewhere in this Annual Report. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those described in or implied by the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2020 and 2021 which was previously included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our registration statement on Form F-1 filed with and subsequently declared effective by the SEC on April 28, 2022.

A.Operating Results

Overview

We are a clinical stage biopharmaceutical drug development company focused on novel therapeutics targeting currently untreatable eye diseases involving retinal degeneration with significant unmet medical needs such as (i) atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy (GA), or advanced dry AMD, and (ii) autosomal recessive Stargardt disease type 1, or STGD1, both of which cause progressive loss of vision leading to permanent blindness. Our drug development pipeline also includes a small molecule, orally administered compound which is intended for the treatment of metabolic diseases such as non-alcoholic fatty liver disease, or NAFLD, nonalcoholic steatohepatitis, or NASH, type 2 diabetes, or T2D, and gout.

Our lead product candidate, Tinlarebant (a/k/a LBS-008), is an orally administered, once-a-day tablet intended as an early intervention for maintaining the health and integrity of retinal tissues in STGD1 and GA patients. Currently, there are no FDA approved treatments for STGD1 and no approved orally administered treatments for GA. Therefore, if approved, Tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

Since our inception in 2016, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring rights to product candidates, developing our product candidates, including conducting preclinical studies and clinical trials, and establishing our intellectual property portfolio. Our ultimate controlling shareholder, Lin BioScience, Inc., obtained from Columbia University an exclusive worldwide license to the RBP4 IP Portfolio, which contains disclosure directed to over 400 structurally distinct compounds including our lead product candidate, Tinlarebant, in September 2016, which was initially assigned to our principal shareholder, Lin Bioscience International Ltd., and subsequently assigned to our Cayman Island holding company, Belite Bio, Inc, in 2018. In October 2022, we entered into a subscription agreement with our wholly owned subsidiary, Belite Bio (HK) Limited (“Belite HK”), for assignment of our rights, title, interests and obligations under the exclusive license agreement with Trustees of Columbia University in the City of New York (“Columbia University”), in consideration for subscription of Belite HK’s ordinary shares. The foregoing assignment to Belite HK was aimed to optimize the tax structure of the Company and, in the event that the Company enters into any sub-licensing or collaboration in the future, to fulfill the economic substance requirements under the Cayman Islands law. This assignment does not affect our business and operations.

To date, we have not generated any revenues. We have financed our operations primarily through approximately US$76.8 million in proceeds from the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, the private placement of shares of our convertible preferred stock and the issuance of our convertible promissory notes. We have incurred annual net operating losses in each year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses were approximately US$5.8 million, US$9.7 million and US$12.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated deficit of approximately US$39.9 million.

We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year depending on the progress of our clinical trials and the payment schedule between us and the CROs engaged by us. We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials in our current indications with Tinlarebant, including our ongoing Phase 2 and Phase 3 trials in STGD1 and the Phase 3 trial in GA associated with dry AMD; initiate and continue research and preclinical and clinical development efforts for any future product candidates; leverage our exclusive RBP4 IP Portfolio to identify and develop additional product candidates and/or for additional indications; further expand our product pipeline through in-licensing or collaboration arrangements; seek regulatory and marketing approvals for our product candidates and complete clinical trials, if any; establish strategic collaborations or sales, marketing distribution and other commercial infrastructure in the future to commercialize any products for which we may obtain marketing approval; require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization; maintain, expand and protect our intellectual property portfolio; hire and retain additional personnel, such as clinical and scientific personnel; add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and add equipment and physical infrastructure to support our research and development programs.

Our ability to become and remain profitable depends on our ability to generate product revenue. We do not expect to generate product revenue unless, and until, we enter into an out-license and/or collaboration agreement with others for, or we obtain marketing approval for, and commercialize, a product candidate, and we cannot assure you that we will ever generate revenue or profits.

Our current clinical development, manufacturing and commercialization plans and any of our future strategies for growth will be based on our ongoing assessment of macroeconomic trends and the evolving regulatory landscape.

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the year-to-year comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Costs and Expenses Structure

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and general and administrative expenses.

Research and development activities are central to our business model. We believe our ability to successfully develop product candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including developing our RBP4 IP Portfolio, conducting preclinical studies and clinical trials, and engaging in activities related to regulatory filings for our product candidates. Clinical studies become increasingly more expensive from Phase 1b/2 and onwards due to an increase in the number of subjects enrolled in such studies. Research and development costs are expensed as incurred. Costs for certain activities, such as activities performed by third-party contractors relating to the manufacturing and preclinical studies and clinical trials of our product candidates, are generally accrued based on our estimates of the actual services performed for a given period. These estimates are based on our evaluation of the progress to completion of specific tasks to be performed using information and data provided to us by our third-party contractors and vendors.

At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including, but not limited to, the uncertainty of:

●	the scope, rate of progress and expense of our research and development activities;
●	successful completion of clinical trials, including the successful enrollment in such clinical trials, and clinical trial results;
●	our ability to market, commercialize and achieve market acceptance for any of our product candidates, whether alone or in collaboration with others;

●	our ability to establish manufacturing capabilities and capacities, whether internally or through CMOs, to the specifications of our product candidates for clinical supply;
●	the potential benefits of our product candidates over other therapies;
●	obtaining and maintaining patent, trade secret and other intellectual property protection and/or regulatory exclusivity for our product candidates;
●	the terms and timing of regulatory approvals;
●	successful completion of all safety studies required to obtain regulatory approval in the United States and other applicable jurisdictions for our product candidates; and
●	maintaining a continued acceptable safety profile of the product candidates following regulatory approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could mean a significant change in the costs, timing and viability of the development of that product candidate. For example, if we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated or if we experience significant delays in enrollment in any clinical trials, we could incur significant additional costs and the clinical development timeline for our product candidates may be delayed. We expect research and development costs to continue to increase for the foreseeable future as we expand our operations and our development of product candidates progresses, including as we continue to support and advance the clinical trials of our product candidates.

Our general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, finance, accounting and administrative functions. Other general and administrative expenses include professional fees for financial advisory, auditing and legal services. Our general and administrative headcount and related expenses have increased and are expected to increase in the future to support our clinical program and research and development efforts, and the commercialization of our product candidates in the event approval is obtained. Our general and administrative expenses have increased and are expected to increase as we operate as a public company following the completion of our initial public offering.

Funding for Our Operations

During the periods presented, we have funded our operations primarily through the issuance and sale of our ordinary shares, including the in form of ADSs pursuant to our initial public offering, convertible preferred shares in private placement transactions and convertible promissory notes. However, if our business and our product candidate pipeline continue to expand, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our development plan, operating plan and our results of operations. In the event of the successful development and commercialization of one or more of our product candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. In the event that we enter into out-license and/or collaboration arrangements with others, we expect to fund our operations in part with revenue received from such out-license and/or collaboration arrangements.

Our Ability to Commercialize and/or Out-License Our Product Candidates

Our business and results of operations depend on our ability to out-license our product candidates or, in the event any of our product candidates are approved for marketing by the respective regulatory authority in a country, commercialize such product candidates. Currently, our pipeline consists of our lead product candidate, Tinlarebant, which is currently in clinical development, and LBS-009, which is currently in preclinical development. Although we currently do not have any product approved for commercial sale and have not generated revenue from product sales or out-licensing, we expect to generate revenue either from sales of a product candidate if we complete the clinical development, obtain regulatory approval, and successfully commercialize such product candidate, or from out-licensing a product candidate if we enter into an out-license and/or collaboration agreement for any product candidate.

Impact of COVID-19

The worldwide COVID-19 pandemic may affect our ability to initiate and complete research studies, delay the initiation of our future research studies, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations.

To date, we have not experienced material business disruptions or impairments of any of our assets as a result of the pandemic. We are following and plan to continue to follow recommendations from local governments regarding workplace policies, practices and procedures. We expect to continue to monitor the situation and take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners. We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.

Key Components of Results of Operations

Revenue

To date, we have not generated any revenue. Our ability to generate revenue and to become profitable will depend upon the successful commercialization of, and/or our successful entry into out-license and/or collaboration arrangements in connection with, one or more of our product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, and out-license and/or collaboration arrangements, we are unable to predict the amount or timing of product revenue or out-license and/or collaboration revenue.

Research and Development Expenses

Research and development expenses consist of costs associated with planning and conducting clinical trials of our product candidates. Our research and development expenses primarily consist of:

●	payroll, share-based compensation and other related costs of personnel engaged in research and development activities;
●	in-licensed patent rights fee of exclusive development rights of drugs granted to us under the Columbia License Agreement;
●	costs for preclinical testing of our technologies and clinical trials such as payments to CROs and CMOs, investigators and clinical trial sites that conduct the clinical studies;
●	costs to develop our product candidates, including raw materials and supplies, product testing, clinical trial equipment and its depreciation, and facility related expenses; and
●	other research and development expenses.

Clinical trial costs are a significant component of our research and development expenses. Our current research and development activities primarily relate to the clinical development of Tinlarebant for the following indications:

●	STGD1. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for STGD1. STGD1 is an inherited juvenile form of macular degeneration. We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. Based on the Phase 1b/2 data, we initiated our Phase 3 clinical trial to evaluate the safety and efficacy of Tinlarebant in adolescent STGD1 patients in 2022. This Phase 3 STGD1 trial named “DRAGON” has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. In addition, we are in the process of applying for the necessary approvals to conduct the DRAGON trial in other relevant jurisdictions.

●	GA. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for GA, the advanced stage of dry AMD. Age-related macular degeneration, or AMD, is a common eye disorder among people over 50. ‘Wet’ AMD represents approximately 10% of all AMD cases. Currently, there are no FDA approved orally administered therapies for GA and no FDA approved therapies for the other stages of dry AMD other than GA. As of the Latest Practicable Date, we have completed the Phase 1b dose-finding clinical trial, which is an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. In addition, we have confirmed the clinical trial design of our Phase 3 trial named “PHOENIX” with the FDA in November 2022 to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD We have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. The first patient of this study is expected to be enrolled around mid 2023.

We incurred research and development expenses of approximately US$3.7 million, US$7.4 million and US$8.9 million for the years ended December 31, 2020, 2021 and 2022, respectively, representing approximately 64.2%, 75.7% and 69.2%, respectively, of our total operating expenses for the corresponding periods. Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Clinical studies become increasingly expensive from Phase 1b/2 and onwards. We expect our research and development expenses to continue to increase for the foreseeable future, as we advance our lead product candidate, Tinlarebant, toward later stages and continue to expand our operations.

General and Administrative Expenses

Our general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, finance and administrative functions. Other general and administrative expenses include professional fees for financial advisory, auditing and legal services. For the years ended December 31, 2020, 2021 and 2022, our general and administrative expenses amounted to approximately US$2.1 million, US$2.4 million and US$4.0 million, respectively.

Our general and administrative expenses have increased and are expected to increase in the future to support continued research and development activities, including our ongoing and planned research and development of our lead product candidate, Tinlarebant. We have incurred and also expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional insurance expenses, investor relations activities and other related administrative and professional services.

Interest Income (Expenses)

Interest income consists primarily of interest income derived from our cash in banks. Interest expense consists primarily of right-of-use (“ROU”) assets and corresponding lease liabilities.

Taxation

Cayman Islands

We are an exempted company with limited liability incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders, if any, no Cayman Islands withholding tax will be imposed. However, we may be subject to taxation in other jurisdictions in which we operate, in particular, the United States, Australia, Hong Kong, and the PRC, where five of our wholly-owned subsidiaries are incorporated, if certain conditions are met under the laws and regulations of the Cayman Islands.

United States

Our subsidiaries, Belite Bio Holdings Corp. and Belite Bio, LLC, which are both incorporated or formed in Delaware, United States, are subject to statutory U.S. Federal corporate income tax at a maximum rate of 21% for the years ended December 31, 2020, 2021 and 2022. Both entities are also subject to state income tax in California at a rate of 8.84% for the years ended December 31, 2020, 2021 and 2022.

Australia

Our subsidiary, RBP4 Pty Ltd, is subject to Australia profits tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. RBP4 Pty Ltd had no taxable income for the periods presented, therefore, no provision for income taxes has been provided.

Hong Kong

Our subsidiary, Belite Bio (HK) Limited, is subject to Hong Kong profits tax at a tax rate of 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2020, 2021 and 2022.

PRC

Our subsidiary, Belite Bio (Shanghai) Limited is subject to the statutory rate of 25%, in accordance with the EIT Law. Under the EIT Law, dividends, interests, rent or royalties payable by Belite Bio (Shanghai) Limited to non-PRC resident enterprises, and proceeds from any such non-PRC resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding income tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding income tax rate or an exemption from withholding income tax. No provision for PRC corporate income tax has been made for the years ended December 31, 2021 and 2022, as Belite Bio (Shanghai) Limited had no such assessable profit for the years then ended.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2022, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2021 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 is and 2022 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2021 are subject to examination by Australia authorities. The tax returns of Belite Shanghai for tax year 2021 and 2022 are subject to examination by tax authorities. There are currently no pending examinations.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2020 and 2021

We incorporate by reference the discussion of the operating results comparing the year ended December 31, 2020 and 2021 which was previously included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our registration statement on Form F-1 filed with and subsequently declared effective by the SEC on April 28, 2022.

Comparison of the Fiscal Years Ended December 31, 2021 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2021		2022		Change

	(Amounts in thousands of US$)						(%)
Expenses
Research and development(1)		7,419		8,869		1,450		19.5
General and administrative(1)		2,378		3,952		1,574		66.2
Total operating expenses		9,797		12,821		3,024		30.9
Loss from operations		(9,797)		(12,821)		(3,024)		30.9
Other income (expense):
Interest income		5		23		18		360.0
Interest expense		—		(16)		(16)		100.0
Other income		126		166		40		31.7
Total other (expense) income, net		131		173		42		32.1
Loss before income tax		(9,666)		(12,648)		(2,982)		30.9
Income tax expense		—		—		—		—
Net loss		(9,666)		(12,648)		(2,982)		30.9
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(152)		(196)		(44)		28.9
Total comprehensive loss	US$	(9,818)	US$	(12,844)	US$	(3,026)	US$	30.8
(1)	Total share-based compensation costs were recognized as follows for the years ended December 31, 2021 and 2022:

	Years ended December 31,
(Amounts in thousands of US$)	2021		2022
Research and development	US$	52	US$	818
General and administrative		1,478		665
Total	US$	1,530	US$	1,483

Revenue

We did not generate any revenue during the years ended December 31, 2021 and 2022.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the years ended December 31, 2021 and 2022:

	For the Years Ended December 31,
(Amounts in thousands of US$, except percentages)	2021		2022
	US$	%	US$	%
Contracted research expenses and clinical trial expenses	6,384	86.0	5,943	67.0
Consultancy and professional service fees	492	6.6	849	9.6
Royalties	103	1.4	—	—
Other expenses	184	2.5	481	5.4
Wages and salaries	256	3.5	1,596	18.0
Total	7,419	100	8,869	100

Our research and development expenses increased by 19.5% from approximately US$7.4 million for the year ended December 31, 2021, to approximately US$8.9 million for the year ended December 31, 2022. The increase was primarily attributable to an increase in wages and salaries due to our R&D team expansion and increased share-based compensation expenses. In the year ended December 31, 2022, approximately 67.0% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses, and in the year ended December 31, 2021, approximately 86.0% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses.

Even though clinical studies become increasingly more expensive from Phase 1b/2 and onwards, and we initiated our global Phase 3 STGD1 clinical trial named “DRAGON” in 2022, our contracted research expenses and clinical trial expenses remain stable for the year 2022 due to higher expenses for toxicology study and initiation of the Phase 1b/2 STGD1 clinical trial in 2021. We expect our research and development expenses to increase materially in the near future, as (i) we have initiated our Phase 3 study in GA named “PHOENIX” as of the Latest Practicable Date, with the first patient of this study expected to be enrolled around mid 2023 and (ii) we also plan to undertake other studies needed for future NDA applications.

General and Administrative Expenses

Our general and administrative expenses increased by approximately US$1.6 million from the year ended December 31, 2021, to the year ended December 31, 2022, which was primarily due to an increase in professional service fees incurred, an increase of D&O insurance expense and increase of wages and salaries.

We expect the general and administrative expenses to continue to increase in the near future, consistent with our plans to increase our headcount as a public company.

Interest Expense

We recorded no interest expense for the year ended December 31, 2021. We recorded approximately US$16 thousand of interest expense for the year ended December 31, 2022, which was comprised of the interest expense incurred primarily of right-of-use (“ROU”) assets and corresponding lease liabilities.

Other Income

We recorded approximately US$126 thousand and US$166 thousand of other income for the year ended December 31, 2021 and 2022. Other income primarily consists of foreign exchange gains resulting from transactions undertaken by our Australian subsidiary in its functional currency, the Australian dollar. The increase was attributable to the weakening of the Australian dollar against the U.S. dollar.

Foreign Currency Adjustments, Net

We recorded a net foreign currency loss of approximately US$152 thousand for the year ended December 31, 2021 and a net foreign currency loss of approximately US$196 thousand for the year ended December 31, 2022. Foreign currency gain (loss) primarily results from the translation of the Australian dollar denominated financial statements of our Australian subsidiary into the U.S. dollar for consolidation purposes. The decrease was attributable to the weakening of the Australian dollar against the U.S. dollar which negatively impacted the Australian dollar denominated assets held by our Australian subsidiary.

B. Liquidity and Capital Resources

The following summarizes the key components of our cash flows for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended
	December 31,
	2020	2021	2022

	(Amounts in thousands of US$)

Net cash used in operating activities	(4,442)	(7,474)	(11,458)
Net cash used in investing activities	(20)	(56)	(394)
Net cash Provided by (used in) financing activities	28,059	(583)	36,963
Effects of exchange rate on cash	4	(161)	(366)
NET (DECREASE) INCREASE IN CASH	23,601	(8,274)	24,745
CASH AT BEGINNING OF THE YEAR	2,017	25,618	17,344
CASH AT END OF THE YEAR	25,618	17,344	42,089

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	19	—	16
Cash paid for income tax	—	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
Conversion of convertible promissory notes and accrued interest into convertible preferred shares	2,014	—	—
Conversion of other payable due to related parties into ordinary shares	500	—	—
Conversion of convertible preferred shares into ordinary shares	—	—	31,806
Deferred IPO costs reclass to Additional-paid-in-capital	—	—	1,844
Right-of-use assets obtained in exchange of lease liability	—	—	941

To date, we have not generated any revenues. We incurred net losses of approximately US$5.8 million, US$9.7 million and US$12.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. Our primary use of cash is funding our research and development expenses. We used approximately US$4.4 million, US$7.5 million and US$11.5 million in cash for our operating activities for the years ended December 31, 2020 and 2021 and 2022, respectively. We have financed our operations to date primarily through the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, the private placement of our convertible preferred stock and the issuance of our convertible promissory notes. As of December 31, 2022, we had cash of approximately US$42.1 million. Our cash consists primarily of demand deposits which is unrestricted as to withdrawal and use and have original maturities of less than three months.

In light of the recent circumstances affecting Silicon Valley Bank (“SVB”), our board of directors decided to move the substantially all of the cash or other deposits previously held at SVB to other larger national banks in the U.S. and other banks outside of the U.S.. In addition, our board of directors has revisited and amended our cash management policy with an aim to better allocate our cash and cash equivalents among different bank accounts and to diversify the potential concentration risk. We will continue to monitor our bank accounts regularly and adjust our balances as appropriate, and we do not anticipate any material impact on our financial condition or operations as a result of SVB’s circumstances.

Our lead product candidate, Tinlarebant, is still in clinical development. We expect our expenses to increase substantially as compared to prior periods in connection with our ongoing activities, particularly as we continue the development of and seek marketing approval for Tinlarebant and, possibly, other product candidates. In addition, if we obtain marketing approval for Tinlarebant or any other product candidate that we develop, and we choose to commercialize such product candidate ourselves, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, since the closing of our initial public offering in April 2022, we have incurred additional costs associated with operating as a public company. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

We expect that our expenses will continue to increase substantially and that we will continue to incur significant operating losses and negative operating cash flows as we fund both ongoing research and development activities and new activities as well as working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect or on alternative uses. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

We intend to raise additional capital to fund future operations, and our future capital requirements will depend on many factors, including:

●	the number and development requirements of the product candidates we pursue;
●	the scope, progress, timing, results and costs of discovering, researching and developing product candidates, and conducting preclinical studies and clinical trials;
●	the scope, prioritization and number of our research and development programs;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the cost of manufacturing our product candidates and any products we commercialize, including costs associated with expanding our supply chain;
●	the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval;
●	the cash received, if any, from commercial sales of any product candidates for which we receive regulatory approval;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such collaborations and arrangements;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	our headcount growth and associated costs;
●	the costs, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	resources required to develop and implement policies and processes to promote ongoing compliance with applicable healthcare laws and regulations;
●	the impact of COVID-19 and/or other epidemic diseases on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates; and
●	the costs of operating as a public company in the United States.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. There can be no assurances, however, that our current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, it could delay our development efforts, limit activities and reduce research and development costs, which could adversely affect our business prospects. For additional information regarding the risks related to our need to obtain additional capital, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Financial Position and Need for Additional Capital —  We have recorded net cash outflow from operating activities since our inception. Despite we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates.” And “Item 3. Key Information—D. Risk Factors — Risks Related to Our Financial Position and Need for Additional Capital — Raising additional capital may cause dilution to holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.”

Operating Activities

Net cash used in operating activities was approximately US$4.4 million for the year ended December 31, 2020 and consisted primarily of a net loss of approximately US$5.8 million, after non-cash US$1.4 million add backs, offset primarily by a decrease in prepayments of approximately US$0.2 million and a decrease in accrued expenses of approximately US$0.3 million. Net cash used in operating activities was approximately US$7.5 million for the year ended December 31, 2021 and consisted primarily of a net loss of approximately US$9.7 million, after non-cash US$1.6 million add backs, offset primarily by an increase in accrued expenses of approximately US$0.6 million. Net cash used in operating activities was approximately US$11.5 million for the year ended December 31, 2022 and consisted primarily of a net loss of approximately US$12.6 million, after non-cash US$1.7 million add backs, offset primarily by an increase in accrued expenses of approximately US$0.4 million and an increase in prepayments of approximately US$0.6 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was approximately US$20 thousand which was comprised of an increase in prepayments of purchases of fixed assets.

Net cash used in investing activities during the year ended December 31, 2021 was approximately US$56 thousand which resulted primarily from the purchase of fixed assets offset by the sale of certain fixed assets.

Net cash used in investing activities during the year ended December 31, 2022 was approximately US$394 thousand which resulted primarily from the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities was approximately US$28.1 million for the year ended December 31, 2020, which consisted primarily of proceeds from the issuance of our convertible preferred shares, the issuance of our ordinary shares and borrowings under the 2020 Lin BioScience Loan Agreement and the Cayman 2019 August Loan Agreement, partially offset by the repayment of loans due to related parties. The loans under both the 2020 Lin BioScience Loan Agreement and the Cayman 2019 August Loan Agreement were repaid in full in July 2020.

Net cash used in financing activities was approximately US$0.6 million for the year ended December 31, 2021, which consisted primarily of payments of deferred offering costs $0.8 million, partially offset by the exercise of stock options.

Net cash provided by financing activities was approximately US$37.0 million for the year ended December 31, 2022, which consisted primarily of proceeds from our initial public offering in April 2022.

Material Cash Requirements

Contractual Obligations and Commitments

We are party to an exclusive license agreement with Columbia University, which has been amended five times, most recently as of February 4, 2022, under which we license specified intellectual property from Columbia University. The patent rights licensed to us by Columbia University include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires us to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. We cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe we are in compliance with the terms of the license. From inception through December 31, 2022, we have made a payment of US$1 million to Columbia University resulting from this license agreement, which was triggered by the completion of our Phase 1 clinical trial.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. As of the Latest Practicable Date, the remaining contractual costs expected to be incurred in future periods for our clinical trials in STGD1 is approximately US$19.1 million.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements included elsewhere in this Annual Report. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a detailed discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E. Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) share-based compensation; (ii) operating leases; and (iii) income taxes; See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Research and Development Expenses

Research and development expenses primarily include (1) payroll, share-based compensation and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to us, (3) costs related to preclinical testing of the Company’s technologies and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (4) costs to develop our product candidates, including raw materials and supplies, product testing, clinical trial equipment and its depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses.

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses resulting from obligations under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which the services are provided under such contracts. We reflect research and development expenses in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities and determine accrual estimates through review of the underlying contracts along with discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from our estimates. Estimates for accrued research and development expenses are classified as accrued expenses on the accompanying consolidated balance sheet.

Share-Based Compensation

Awards Granted to Employees

We grant share options to eligible employees, management and directors and accounts for these share-based awards in accordance with Accounting Standards Codification, or ASC, 718, Compensation-Stock Compensation. Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; b) using graded vesting method over the requisite service period, which is the vesting period, on a straight-line basis; or c) for share-based awards granted with performance condition, using graded vesting method over the period based on the expected milestone achievement dates. Share-based compensation expense is recorded in research and development and general and administrative expenses based on the classification of the work performed by the grantees.

Our determination of the fair value of share option on the date of grant utilized the Binominal Option Pricing Model with the assistance of an independent third-party valuation firm. Grant date fair value was impacted by our ordinary share price as well as changes in assumptions regarding a number of subjective variables which included, but were not limited to, the expected term that options remained outstanding, the expected ordinary share price volatility over the term of the option awards, risk-free interest rates, and expected dividends.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed.

Awards Granted to Non-Employees

We have accounted for equity instruments issued to non-employees in accordance with Accounting Standards Update, or ASU, No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.

We recognize share-based compensation cost for equity awards to non-employees with a performance condition at the fixed fair value on date of grant over the period based on the expected milestone achievement dates as the derived service period (usually the vesting period), on a straight-line basis. We consider the probable outcome of that performance condition when determining share-based compensation expenses and will recognize a cumulative true-up adjustment if the probability of the conditions has changed.

The following table summarizes our share option activities under the 2020 Share Incentive Plans, which replaced the 2019 Plan, and the 2022 Performance Incentive Plan for the years ended December 31, 2020, 2021 and 2022:

			Weighted
			Average	Weighted
		Weighted	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Term	Intrinsic
	Options	Price	Value	(Years)	Value
Outstanding as of January 1, 2020	1,335,794	$0.1191	$2.4720	9.96	$3,301
Granted	2,807,381	$0.4386	$2.2574	—	—
Exercised	(727,676)	$0.1191	$2.4720	—	—
Forfeited or expired	(19,601)	$0.1191	$2.4733	—	—
Outstanding as of December 31, 2020	3,395,898	$0.3832	$2.2946	9.80	$7,834
Granted	41,736	$4.2254	$0.4626	—	—
Exercised	(706,406)	$0.3289	$2.3311	—	—
Forfeited or expired	(748,667)	$0.4386	$2.2574	—	—
Outstanding as of December 31, 2021	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding Options, December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Vested and Expected to Vest Options as of December 31 2022	979,740	$2.6764	$2.2713	8.40	$3,256
Exercisable Options as of December 31, 2022	597,068	$2.7988	$2.2703	8.37	$1,874

As of December 31, 2022, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were US$0, 2020 Plan US$507 thousand and 2022 Plan US$1,131 thousand which are expected to be recognized over a weighted-average period of 0 years, 2.33 years and 1.69 years, respectively.

The fair value of options was determined using the Binomial Option Pricing Model, with assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate and the expected dividend yield. For expected volatility, we have made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. As we did not have sufficient information of past employee exercise history, the exercise multiple was based on management’s estimation. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of	As of	As of
	December 23,	March 1,	April 18,
	2020	2021	2022
Risk-free interest rate	0.51%	0.87%	2.85%
Expected volatility range	36.59%	36.75%	34.79%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	—	—	—

The following table summarizes total share-based compensation cost recognized:

	Years ended December 31,
(Amounts in thousands of US$)	2020	2021	2022
Research and development	$77	$52	$818
General and administrative	$1,286	$1,478	$665
Total	$1,363	$1,530	$1,483

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” of our consolidated financial statements beginning on page F-15 of this Annual Report.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP, which is the standard to which we prepare our consolidated financial statements.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on all of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis and (iii) complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the previous three years; and (iv) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ADSs that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the Latest Practicable Date:

Name	Age	Positions(s)
Yu-Hsin Lin	45	Chief Executive Officer, Chairman of the Board of Directors*
Hao-Yuan Chuang	39	Chief Financial Officer, Director*
Nathan L. Mata	57	Chief Scientific Officer
Wei-Cheng Liaw	67	Vice President of Pharmaceutical Sciences
Ching-Chen Chiu	54	Vice President of Clinical Operations
Wan-Shan Chen	37	Director*
Hung-Wei Chen	42	Director*
John M. Longo	54	Independent Director
Ita Lu	46	Independent Director
Gary C. Biddle	71	Independent Director
*	This director was appointed by Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Yu-Hsin Lin, aged 45, is our founder and has served as Director of our Company since we established the Company in March 2018 and the Chairman and the Chief Executive Officer of our Company since November 2021. Dr. Lin has also served as the chairman and the chief executive officer of Belite Bio Holdings Corp. (our wholly owned subsidiary incorporated in Delaware) since June 2016 and December 2017, respectively. From June 2016 to December 2017, Dr. Lin also served as the president of Belite Bio Holdings Corp. (our wholly owned subsidiary). Dr. Lin has served as director and chief executive officer of RBP4 Pty Ltd (our wholly owned subsidiary in Australia) since August 2018 and April 2021, respectively. Dr. Lin has served as director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021, and the president of Belite Bio Holdings Corp. and Belite Bio, LLC (our wholly owned subsidiaries) since October 2021. Dr. Lin is primarily responsible for the overall management, strategic planning and corporate development of our Company. Dr. Lin is also the founder and has served as the director and the chairman of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since 2016, and was the chief executive officer of Lin BioScience, Inc. from June 2016 to April 2022. From 2014 to 2016, Dr. Lin was the president and chief operating officer of Cvie Therapeutics Limited. In 2014, Dr. Lin served as the general manager and medical director of ASLAN Pharmaceuticals (Nasdaq: ASLN). From 2010 to 2014, Dr. Lin served as the senior medical director of OBI Pharma, Inc. (TPEx: 4174). From 2008 to 2010, Dr. Lin worked as the medical instructor of Faculty of Medicine, University of Sydney. Dr. Lin received his master’s degree in medicine from University of Sydney where he specialized in multidisciplinary medicine and surgery. Dr. Lin received his PhD in medicine from University of Sydney where he specialized in neurology & immunology. Dr. Lin also received a Specialist Certificate in Clinical Neuroscience from University of Melbourne and a Cancer Therapeutics & Research Certificate from Harvard Medical School. Dr. Lin further received his master’s degree in business and administration from Columbia University, London Business School and HK University.

Mr. Hao-Yuan Chuang, aged 39, has served as the Chief Financial Officer of our Company since April 2020 and Director of our Company since November 2021. Mr. Chuang has also served as the director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021 and as supervisor of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since August 2021. He is primarily responsible for leading our Company’s finance, accounting, investor relations, and capital markets strategy and activities. Mr. Chuang has been a director and was the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, from September 2018 to date and from August 2018 to April 2022, respectively. From December 2017 to August 2018, Mr. Chuang worked as the finance and accounting director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2016 to 2017, Mr. Chuang served as the investment director of Suning International Limited. From 2015 to 2016, Mr. Chuang worked as the portfolio manager of The People’s Insurance Company (Group) of China Limited (HKG: 1339). From 2013 to 2015, Mr. Chuang was the senior manager of Wanda Hotel Development Company Limited (HKG: 0169). From 2010 to 2013, Mr. Chuang was the manager of corporate finance of CITIC Securities International Company Limited. From 2006 to 2010, Mr. Chuang was the senior associate of Chii Ying Co., Ltd. Mr. Chuang received his bachelor’s degree in economics and minor in business administration from National Taiwan University. He received his master’s degree in business & administration from Columbia University, London Business School and HK University. Mr. Chuang is also a chartered financial analyst and financial risk manager.

Dr. Nathan L. Mata, aged 57, has served as the Chief Scientific Officer of our Company since November 2021. Dr. Mata has also served as the chief scientific officer of Belite Bio, LLC (our wholly owned subsidiary incorporated in Delaware) since August 2021. Dr. Mata is primarily responsible for overseeing our Company’s scientific and clinical activities, including basic and applied research projects and clinical programs, as well as the development of new processes, technologies or products. From 2019 to 2021, Dr. Mata was the principal consultant of clinical development sector of Halloran Consulting Group. From 2018 to 2019, Dr. Mata was the clinical research & operations consultant of Kubota Vision Inc. (formerly Acucela Inc.). From 2015 to 2018, Dr. Mata worked for Trethera Corporation. He acted as the chief operating officer and director of R&D section from 2015 to 2017, and then worked as clinical research & operations consultant from 2017 to 2018. From 2012 to 2015, Dr. Mata was the principal clinical research scientist of Acucela Inc. From 2010 to 2012, Dr. Mata co-founded and served as the chief scientific officer of Revision Therapeutics. From 2006 to 2008, Dr. Mata served as the vice president of R&D of Sirion Therapeutics. He also served as the chief scientific officer and senior vice president of R&D sector in the same company from 2008 to 2010. From 2004 to 2006, Dr. Mata co-founded and served as a director of SYTERA, INC., which was the research and development unit of Sirion Therapeutics. Dr. Mata received his bachelor’s degree in biology, master’s degree in biochemistry and PhD in neurobiology from University of Texas at San Antonio.

Dr. Wei-Cheng Liaw, aged 67, has served as the Vice President of Pharmaceutical Sciences of our Company since November 2022. He is primarily responsible for leading our global pharmaceutical science. Dr. Liaw started his career in the United States, and has almost 40 years of experience in providing advice and guidance on pharmaceutical development. From 2013 to 2016, Dr. Liaw served as the senior director of pharmaceutical development of Otonomy, Inc. (Nasdaq: OTIC). From 2009 to 2013, Dr. Liaw served as the senior director of pharmaceutical sciences of OBI Pharma, Inc. (TPEx: 4174). From 2004 to 2009, Dr. Liaw served as the director of pharmaceutics of Harbor Diversified, Inc. (OTCMKTS: HRBR, formerly known as Hollis-Eden Pharmaceuticals, Inc.). From 2001 to 2004, Dr. Liaw served as the associate director of pharmaceutical development of Anadys Pharmaceuticals, Inc., a company listed in Nasdaq in 2005 and merged with Hoffmann-La Roche Inc. in 2011. Dr. Liaw received his bachelor’s degree in pharmacy from National Taiwan University, and his PhD in pharmaceutics from University of Minnesota.

Ms. Ching-Chen Chiu, aged 54, has served as the Vice President of Clinical Operations of our Company since November 2021 and as executive officer and legal representative of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since January 2022. She is primarily responsible for leading our global clinical operations. Prior to joining our Company, Ms. Chiu has over 15 years’ experience leading global clinical CRO companies where she served as board and managing director of CMIC Asia Pacific and executive director of EPS International Co. Ltd. Ms. Chiu’s extensive clinical operations and research experience includes managing over hundred clinical studies in multiple therapeutic areas for both CRO’s and global pharmaceutical companies while she was at Pfizer and Bayer. Ms. Chiu received her bachelor’s degree in science from Taipei Medical University, and master’s degree in science (medical information) from University of Warwick, UK.

Ms. Wan-Shan Chen, aged 37, has served as a Director of our Company since November 2021. She also served as associate finance director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, from January 2019 to July 2022, and has served as the finance director of Lin BioScience, Inc. since July 2022. From November 2017 to January 2019, Ms. Chen worked as the senior finance manager of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From June 2016 to October 2017, Ms. Chen worked as the finance manager of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2014 to 2016, Ms. Chen was finance manager of Cvie Therapeutics Limited. From 2009 to 2014, Ms. Chen worked as assistant manager of audit department of Deloitte Taiwan. Ms. Chen received her master’s degree in accounting from National Taipei University. Ms. Chen is also a certified public accountant in Taiwan.

Ms. Hung-Wei Chen, aged 42, has served as a Director of our Company since November 2021. She has also served as the director and the chief operating officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since July 2021 and August 2018, respectively. From July 2016 to August 2018, Ms. Chen worked as the clinical operations director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2015 to 2016, Ms. Chen was associate clinical development director of Cvie Therapeutics Limited. From 2012 to 2014, Ms. Chen was senior clinical operations manager of OBI Pharma, Inc. (TPEx: 4174). From 2005 to 2012, Ms. Chen served as project manager, study manager, clinical operations manager, clinical quality manager and clinical research associate in Pfizer Taiwan. Ms. Chen received her master’s degree in science (medicinal chemistry) from National Taiwan University. Ms. Chen is also a certified pharmacist.

Dr. John M. Longo, aged 54, has served as the independent Director of our Company since April 2022. Dr. Longo has also served as a faculty member at Rutgers Business School on a full-time or part-time basis since June 1993, where he is currently professor of practice in its finance & economics department. Dr. Longo has also been a visiting professor of finance at Global EMBA -Asia, the joint EMBA program of Columbia Business School, London Business School, and the University of Hong Kong from 2016 to 2022. Dr. Longo served as chief investment officer for two wealth management firms since October 2002, first with the MDE Group and then with Beacon Trust after its acquisition of the MDE Group in 2015. Dr. Longo has also served as the president of Cliff House Capital Management and its predecessor, Cyborg Capital Management, since March 2000. Cliff House Capital Management is primary used as a holding company for Dr. Longo’s non-academic activities. Dr. Longo was previously a vice president in the management science group at Merrill Lynch & Co., Inc., having worked as a quantitative investment analyst for the firm from 1997 to 2000. Dr. Longo received his bachelor’s degree in economics and computer science from Rutgers College in 1991. Dr. Longo further received his PhD and master of business administration in finance from Rutgers Business School in 1995. Dr. Longo has been a CFA Charter holder since 1998.

Mr. Ita Lu, aged 46, has served as the independent Director of our Company since April 2022. Mr. Lu has also served as the managing partner of Taiwania Capital since May 2018. From 2017 to 2018, Mr. Lu served as the vice president of business development and investor relations of Etana Biotech. From 2009 to 2017, Mr. Lu served as the head of greater China healthcare of KGI Securities. From 2008 to 2009, Mr. Lu served as the equity research analyst of greater China healthcare of Yuanta Research. From 2006 to 2008, Mr. Lu served as the investment manager of China Investment Development Corp. (SEHK: 204). From 2001 to 2006, Mr. Lu served as the investment manager of China Development Industrial Bank. From 1999 to 2001, Mr. Lu served as the research associate of MedImmune, Inc. Mr. Lu received his bachelor’s degree in cell structural biology from University of Illinois at Urbana-Champaign and further received his master’s degree in biotechnology from Johns Hopkins University. Mr. Lu is also a certified senior securities specialist in Taiwan. Mr. Lu also passed Hong Kong Securities Institute Licensing Examination for Securities and Futures Intermediaries Paper 1.

Prof. Gary C. Biddle, aged 71, has served as the independent Director of our Company since April 2022. He is professor of financial accounting at University of Melbourne and visiting professor at Columbia University Business School, University of Hong Kong (HKU), and London Business School. Professor Biddle earned his MBA and PhD degrees at University of Chicago. He previously served as professor at University of Chicago, University of Washington, Hong Kong University of Science and Technology (HKUST) and at HKU. In academic leadership, Professor Biddle served as Dean and Chair Professor at HKU, and as Academic Dean, Department Head, Council member, Court member, Senate member, and Chair Professor at HKUST. He co-created the EMBA-Global Asia program and taught the first class and decade of the Kellogg-HKUST EMBA program, both recently ranked #1 in the world by Financial Times and QS. Professionally, he is a member of the AICPA, Australian Institute of Company Directors, CPA Australia, and HKICPA. Professor Biddle has served as editor and editorial board member of premier academic journals and as American Accounting Association Executive Board member, Vice-President, and President-Elect nominee, on the Accounting Hall of Fame Selection Committee, Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, HKICPA Council, Accreditation and Financial Reporting Standards Committees of HKICPA, and Hong Kong Institute of Directors Training Committee. Professor Biddle is a leading expert in financial and management accounting (teaching both), value creation, economic forecasting, corporate governance, and performance metrics, including EVA®. His research appears in leading academic journals and in the financial press including CNBC, CNN, SCMP, The Economist, and The Wall Street Journal. He has nearly 10,300 Google Scholar citations has won 30 teaching honors. He also proudly serves as Non-Executive Director of Kingdee International Software, as Independent Non-Executive Director and Audit and Risk Committee Chair of Shui On Land Limited, as Independent Non-Executive Director and Audit and Finance Committee Chair of Real Pet Food Company (New Hope Group), and he previously served as Remuneration Committee Chair of Chinachem Group. He also runs charity 10k races.

Board Diversity

The table below provides certain information regarding the diversity of our Board of Directors as of the Latest Practicable Date.

Board Diversity Matrix
Country of Principal Executive Offices:	United States
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$1.3 million in cash to our executive officers and an aggregate of US$58,000 to our independent directors. We did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2022, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, U.S. and Australian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For the fiscal year ended December 31, 2022, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining goals related to our clinical development programs and individual contributions. Each officer had received base bonus of 10% of his/her annual base salary by year end based on the number of month that the officer works at the Company for the year 2022. In addition, pursuant to Company’s internal payroll policy and the determination of our Compensation Committee, each officer passing the 3-month probationary period had received an annual performance bonus for 2022 based on the his/her yearly performance evaluation results. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

For share incentive grants to our directors and executive officers, see “— Share Incentive Plans” below.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, the employment of our executive officers who are located at San Diego is governed by the laws of the State of California and is at-will and for no specific period of time. We may terminate employment for cause with 3-month notice, for certain acts of the executive officer, such as personal dishonesty, conviction of a crime, willful act which constitutes misconduct and is materially injurious to our Company, or continued violations of the executive officer’s obligations to our Company. We may also terminate an executive officer’s employment without cause and our executive officers may resign at any time, subject, in each case, to 3-month prior written notice. The employment of our executive officers who are located at Taiwan is governed by the laws of Taiwan and is for no specific period of time, which may be terminated at any time by mutual agreement or by either the executive officer or the Company pursuant to the applicable law.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strictest confidence, and not to use, except for the benefit of our Company, or to disclose to any person, firm or corporation without written authorization of an officer of our Company, any confidential information, except under a non-disclosure agreement duly authorized and executed by our Company. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and non-solicitation restrictions for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) either directly or indirectly solicit, induce, recruit or encourage any of our employees to leave their employment, or attempt to solicit, induce, recruit, or encourage any of our employees to leave their employment; or (ii) directly or indirectly through any other person, use any of our trade secrets to influence or attempt to influence customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of our Company to divert their business away from us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2020 Share Incentive Plan

In December 2019, we adopted the Belite Bio, Inc Share Incentive Plan, or the 2019 Share Incentive Plan, which was later superseded and replaced by the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, in December 2020. The terms of the 2019 Share Incentive Plan and the 2020 Share Incentive Plan are substantially the same other than the maximum aggregate number of shares we may issue under the respective plan.

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 4,165,310 ordinary shares. As of the Latest Practicable Date, options to purchase a total of 1,906,903 ordinary shares are outstanding under the 2020 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2020 Share Incentive Plan.

Type of Awards.  The 2020 Share Incentive Plan permits the awards of options, share appreciation right, share bonuses, performance shares, share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire ordinary shares or any similar securities with a value derived from the value of or related to the ordinary shares and/or returns thereon.

Plan Administration.  The 2020 Share Incentive Plan shall be administrated by our Board of Directors or one or more committees appointed by the Board of Directors or another committee (within its delegated authority), the Plan Administrator.

Award Agreement.  Each award under the 2020 Share Incentive Plan shall be evidenced by an award agreement in the form approved by the plan administrators. The terms of the award agreements will be determined by the plan administrators and consistent with the terms of the 2020 Share Incentive Plan.

Eligibility.  The plan administrators may decide that an award under the 2020 Share Incentive Plan be granted to any employee, officer or director of the Company or its affiliates, or that it be granted to any consultant or adviser who provides services to the Company or its affiliates.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise Price.  The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the Awards.  Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions.  With a few exceptions, no right of interest of a participant in any award may be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. This restriction does not apply to (i) transfers to our company, (ii) transfers by gift or domestic relations order to one or more family members, (iii) the designation of a beneficiary to receive benefits if a participant dies or transfers by will, (iv) permitted transfers or exercises on behalf of a participant by the participant’s duly authorized legal representative if the participant has suffered a disability.

Termination and Amendment.  The Board of Directors may, at any time, terminate or, from time to time, amend, modify or suspend the 2020 Share Incentive Plan, in whole or in part. No awards may be granted during any period that the Board of Directors suspends the 2020 Share Incentive Plan. To the extent then required by applicable law or listing agency, any amendment to the 2020 Share Incentive Plan may be subject to shareholder approval. Unless earlier terminated by the Board of Directors, the 2020 Share Incentive Plan will terminate at the close of business on the day before the 10th anniversary of the date the Board of Directors approved the 2020 Share Incentive Plan.

2022 Performance Incentive Plan

Our 2022 Performance Incentive Plan became effective on April 28, 2022, the date on which our registration statement on Form F-1 was declared effective by the SEC (“Award Date”). The initial aggregate amount of ordinary shares that may be issued under the 2022 Performance Incentive Plan is 1,748,667, provided that the shares reserved under the 2022 Performance Incentive Plan shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Performance Incentive Plan, commencing in January 2023, by an amount equal to (i) four percent (4%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by our Board of Directors.

The following paragraphs describe the principal terms of our 2022 Performance Incentive Plan:

Plan Administration. Our 2022 Performance Incentive Plan will be administered by our Board of Directors or one or more committees (or subcommittees, as the case may be) appointed by our Board of Directors or another committee (within its delegated authority). Any such administrator is authorized and empowered to, subject to the express provisions of the 2022 Performance Incentive Plan, do all things necessary or desirable in connection with the authorization of awards and the administration of the 2022 Performance Incentive Plan.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our officers or employees, (ii) our directors; or (iii) consultants or advisers, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or as a market maker or promoter of our securities).

Award agreements. Each award under the 2022 Performance Incentive Plan shall be evidenced by a written or electronic award agreement or notice in a form approved by the plan administrator.

Types of Awards. The types of awards that may be granted under our 2022 Performance Incentive Plan are:

●	Share Options. A share option is the grant of a right to purchase a specified number of ordinary shares during a specified period as determined by the administrator. The maximum term of each option shall be ten years. The per share exercise price for each option granted to any eligible person subject to United States income tax shall be not less than the fair market value of an ordinary share on the date of grant of the option.
●	Share Appreciation Rights. A share appreciation right, or SAR, is a right to receive a payment, in cash and/or ordinary shares, equal to the excess of the fair market value of a specified number of ordinary shares on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of an ordinary share on the date of grant of the SAR. The maximum term of a SAR shall be ten years.
●	Other Awards. The other types of awards that may be granted under the 2022 Performance Incentive Plan include: (a) share bonuses, restricted shares, performance shares, share units, restricted share units, deferred shares, phantom shares, or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the ordinary shares, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Certain Corporate Transactions. Upon the occurrence of any merger, combination, consolidation or other reorganization; any exchange of securities of our company; a sale of all or substantially all of the business, shares or assets of our company; a dissolution of our company; or any other event in which our company does not survive (or does not survive as a public company in respect of our ordinary shares); or any change in control event defined in any applicable award agreement, the administrator of the 2022 Performance Incentive Plan may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the administrator in the circumstances.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Amendment and Termination of Plan. No amendment, suspension or termination of the 2022 Performance Incentive Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of our company under any award granted under the 2022 Performance Incentive Plan prior to the effective date of such change. Unless earlier terminated by our Board of Directors and subject to any extension that may be approved by shareholders, the 2022 Performance Incentive Plan shall terminate at the close of business on the day before the tenth anniversary of the effective date. After the termination of the 2022 Performance Incentive Plan either upon such stated expiration date or its earlier termination by our Board of Directors, no additional awards may be granted under the 2022 Performance Incentive Plan, but previously granted awards (and the authority of the administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the 2022 Performance Incentive Plan.

The following table summarizes, as of the Latest Practicable Date, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers under the 2020 Share Incentive Plan, which replaced 2019 Share Incentive Plan, and 2022 Performance Incentive Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)		Date of Grant		Date of Expiration
Yu-Hsin Lin	827,814	$0.4386		December 23, 2020		December 22, 2030
	*	$6.00	(1)	April 18, 2022	#	##
Hao-Yuan Chuang	579,471	$0.4386		December 23, 2020		December 22, 2030
	*	$6.00	(1)	April 18, 2022	#	##
Nathan L. Mata	748,667	$6.00	(1)	April 18, 2022	#	##
Ching-Chen Chiu	350,000	$6.00	(1)	April 18, 2022	#	##
Wan-Shan Chen	*	$0.4386		December 23, 2020		December 22, 2030
Hung-Wei Chen	*	$0.4386		December 23, 2020		December 22, 2030
John M. Longo	*	$6.00	(1)	April 18, 2022	#	##
Gary C. Biddle	*	$6.00	(1)	April 18, 2022	#	##
All directors and executive officers as a group	2,853,442

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.
(1)	The exercise price applies to all options granted on April 18, 2022, which was the final offer price of ADSs in our initial public offering.
#	Our Board approved the option grant on April 18, 2022, which is conditional upon and becomes effective on the Award Date.
##	The expiration date of each such grant to be the day before the tenth anniversary of the Award Date.

As of the Latest Practicable Date, our award holders other than our directors and officers as a group held options to purchase 692,128 ordinary shares, with exercise prices ranging from US$0.1191 per share to US$6.00 per share.

C.Board Practices

Board of Directors

Our Board of Directors consists of seven (7) directors, including three independent directors, namely John M. Longo, Ita Lu and Gary C. Biddle. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of John M. Longo, Ita Lu and Gary C. Biddle. John M. Longo is the chairman of our audit committee. We have determined that John M. Longo, Ita Lu and Gary C. Biddle satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that each of John M. Longo and Gary C. Biddle qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Hao-Yuan Chuang, Ita Lu and John M. Longo. Ita Lu is the chairman of our compensation committee. We have determined that Ita Lu and John M. Longo satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Yu-Hsin Lin, John M. Longo and Gary C. Biddle. Gary C. Biddle is the chairman of our nominating and corporate governance committee. John M. Longo and Gary C. Biddle satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our Board of Directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is prohibited by any applicable Law or Nasdaq Stock Market rules from being a director; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the Board of Directors, and may be removed by our Board of Directors.

D.Employees

As of December 31, 2022, we have sixteen employees, five of whom are located in the United States. The following table sets forth the number of our employees by function as of December 31, 2022:

	Number of
Functions	Employees	% of Total
Finance and Accounting	5	36%
Internal Audit	1	6%
General Administration	1	6%
Research and Development	9	57%
Total	16	100%

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the Latest Practicable Date by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares

The calculations in the table below are based on 24,914,741 ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date. Each holder of ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

For information regarding options granted to directors and executive officers, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Ordinary Shares Beneficially
Owned as of the Latest Practicable Date
% of
	Ordinary	Beneficial
	Shares	Ownership†
Directors and Executive Officers**:
Yu-Hsin Lin(1)	2,466,049	9.89%
Hao-Yuan Chuang(2)	580,360	2.32%
Nathan L. Mata	*	*
Wei-Cheng Liaw	—	—
Ching-Chen Chiu	*	*
Wan-Shan Chen	*	*
Hung-Wei Chen	*	*
John M. Longo (independent director)	*	*
Ita Lu (independent director) (3)	*	*
Gary C. Biddle (independent director)	*	*
Principal Shareholders:
Lin Bioscience International Ltd(4).	16,428,597	65.94%

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.
**

The business address of our directors and executive officers, except for Nathan L. Mata, Wei-Cheng Liaw, John M. Longo, Ita Lu and Gary C. Biddle is 36F., No. 68, Sec. 5, Zhongsiao E. Rd., Xinyi Dist., Taipei City 110 , Taiwan; the business address of Nathan L. Mata and Wei-Cheng Liaw is 12750 High Bluff Drive Suite 475, San Diego, CA 92130; the business address of John M. Longo is Room 5129, 100 Rockefeller Road, Piscataway, NJ 08854; the business address of Ita Lu is 5F-7 No. 1 Xinyi Road Section 2, Taipei Taiwan; the business address of Gary C. Biddle is Room 8.020, Level 8, 198 Berkeley Street, Carlton, VIC 3010, Australia.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the Latest Practicable Date. The total number of ordinary shares outstanding as of the Latest Practicable Date on an as-converted basis is 24,914,741.

(1)	Represents (i)731,728 ordinary shares directly held by Yu-Hsin Lin, (ii)23,055 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2022 and (iii)1,711,266 shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd.
(2)	Represents (i) 512,210 ordinary shares directly held by Hao-Yuan Chuang, (ii) 53,611 Ordinary Shares underlying share options granted to Hao-Yuan Chuang that are vested or will be vested within 60 days of December 31, 2022; and (iii) 14,539 shares indirectly held by Hao-Yuan Chuang through Lin Bioscience International Ltd.
(3)	The renumeration for Mr. Lu’s service as our director is comprised of cash payment and option grant. The cash portion of such remuneration will be deferred and will only be paid to Mr. Lu after his employment relationship with Taiwania Capital is terminated. In addition, the option portion of such remuneration will only be granted to Mr. Lu under our 2022 Performance Incentive Plan after his employment relationship with Taiwania Capital terminates.
(4)	Represents 16,428,597 ordinary shares directly held by Lin Bioscience International Ltd.

As of the Latest Practicable Date, a total of 8,306,380 ordinary shares were held by two record holders in the United States, representing approximately 33.34% of our total outstanding shares. One of the U.S. holders is the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

The following is a summary of transactions since January 1, 2020 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Private Placement

On January 31, 2020, we closed a private placement transaction pursuant to which we sold an aggregate of 1,296,963 Series A Preferred Shares for an aggregate consideration of US$2,789,600 in cash and conversion of two convertible promissory notes in the principal amount of US$1,000,000 each.

On February 14, 2020, we issued a total of 1,080,679 Series A Preferred Shares in connection with the second closing of the private placement transaction described above for an aggregate consideration of US$4,002,400 in cash.

On December 24, 2020, we closed a private placement transaction pursuant to which we sold an aggregate of 5,443,272 Series B Preferred Shares for an aggregate consideration of US$23,000,000 in cash.

Shareholders Agreement

We entered into an amended and restated shareholders agreement with the holders of our preferred shares and Lin Bioscience International Ltd. in December 2020.

Pursuant to our amended and restated shareholders agreement, we have granted certain registration rights to our shareholders that are signatory thereto on the ordinary shares owned by those shareholders or their transferees. Set forth below is a description of the registration rights granted under the agreement, which continues to apply following our initial public offering.

Demand Registration Rights.  At any time after six months following the effectiveness of a registration statement for the initial public offering of our securities, the holders of at least 25% of the voting power of the registrable securities then issued and outstanding may request in writing that we file a registration statement covering the registration of at least 10% of the registrable securities then outstanding on any internationally recognized exchange that is reasonably acceptable to such requesting holders; provided that the aggregate proceeds from the offering that is the subject of the registration exceeds US$50,000,000. Upon such a request, we shall, promptly give written notice of such request to all holders, and use our commercially reasonable efforts to cause the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within 15 days after our delivery of written notice to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. This demand registration right is subject to a customary exclusion right of underwriters. We are obligated to consummate no more than three (3) registrations that have been declared and ordered effective pursuant to such request.

Registration on Form F-3.  If Form F-3 is available for an offering by holders, the holders of at least 10% of the voting power of the registrable securities then issued and outstanding may request in writing that we effect a registration on Form F-3; provided that the aggregate proceeds from the offering that is the subject of the registration exceeds US$50,000,000. We shall promptly give written notice of the proposed registration and as soon as practicable, use our commercially reasonable efforts to cause all or such portion of such holder’s or holders’ registrable securities as are specified in such request, together with all or such portion of the registrable securities of any other holder or holders joining in such request as are specified in a written request by such other holder or holders given within 15 days after our delivery of written notice to be registered and qualified for sale and distribution in such jurisdiction. We are obligated to consummate no more than two (2) registrations that have been declared and ordered effective within any twelve (12)-month period preceding the date of such request.

We have the right to defer filing of a registration statement on Form F-3 or a demand registration under certain circumstances. For example, we shall not be obligated to register or qualify registrable securities if in any jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration or qualification, unless we are already subject to service of process in such jurisdiction. If in the good faith judgment of the Board, it would be materially detrimental to us or our members for a registration statement to be filed in the near future, then we shall have the right to defer such filing for a period during which such filing would be materially detrimental, provided, that we may not utilize this right for more than ninety (90) days on any one occasion or more than once during any twelve (12) month period; provided, further, that we may not register any other its securities during such period.

Piggyback Registration Rights.  If we propose to register for a public offering of our securities (other than registration statements relating to any employee benefit plan or a corporate reorganization or certain other exempted situations), we shall promptly give written notice of such registration to all holders of registrable securities and afford each such holder an opportunity to include in such registration all or any part of the registerable securities then held by such holder. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any applicable subsequent registration statement or registration statements as may be filed by us, subject to certain limitations. This piggyback registration right is subject to a customary exclusion right of underwriters.

Expenses of Registration.  Subject to certain exceptions, we will bear all registration expenses. Each holder, however, shall bear its proportionate share of all of the underwriting discounts and selling commissions applicable to the sale of registrable securities or other amounts payable to underwriter(s) or brokers in connection with such offering by the holders.

Termination of Obligations.  Our obligations to effect any demand, Form F-3 or piggyback registration shall terminate upon the earlier of (i) the date that is 5 years from the date of closing of a firm commitment underwritten public offering of our Ordinary Shares (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with an offering price (net of underwriting commissions and expenses) that implies a market capitalization of our Company immediately prior to such offering of not less than US$120,000,000 and that results in gross proceeds to our Company of at least US$30,000,000, or in a public offering of our Ordinary Shares (or depositary receipts or depositary shares therefor) in another jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities exchange approved by the holders of at least a majority of the voting power of the issued and outstanding Series A Preferred Shares and Series B Preferred Shares (voting together as a single class and on an as converted basis), so long as such offering satisfies the foregoing market capitalization and gross proceeds requirements, and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

LBS-009

2020 LBS-009 R&D Services Agreement.  On July 1, 2020, we entered into a research and development services agreement (the “2020 LBS-009 R&D Agreement”) with Lin BioScience, Inc. (our ultimate controlling shareholder), Belite Bio Holdings Corp. and Belite Bio, LLC (our wholly owned subsidiaries) (collectively, the “Service Provider”), pursuant to which (i) the Service Provider agreed to provide preclinical studies for pipeline LBS-009 to us from July 1, 2020 to June 30, 2021; (ii) the Service Provider acknowledged and agreed that we are the sole and exclusive owner of all intellectual property rights that they directly or indirectly managed, developed or assisted in the performance of the services; and (iii) we agreed to pay service fees to the Service Provider in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. The total consideration we paid for such development services was nil to Lin BioScience, Inc., nil to Belite Bio Holdings Corp. and nil to Belite Bio, LLC.

Tinlarebant (LBS-008)

2020 Tinlarebant R&D Services Agreement.  On July 1, 2020, we entered into a research and development services agreement (the “2020 Tinlarebant R&D Agreement”) with Lin BioScience, Inc. (our ultimate controlling shareholder), pursuant to which (i) our ultimate controlling shareholder agreed to provide certain new drug development services for pipeline Tinlarebant to us from July 1, 2020 to June 30, 2021; (ii) our ultimate controlling shareholder acknowledged and agreed that we are the sole and exclusive owner of all intellectual property rights that our ultimate controlling shareholder directly or indirectly managed, developed or assisted in the performance of the services; and (iii) we agreed to pay service fees equal to 110% percent of actual costs for our ultimate controlling shareholder’s performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For such development services, the total consideration paid by us was US$57,828.1 to Lin BioScience, Inc.

2021 Tinlarebant R&D Services Agreement.  On July 1, 2021, we entered into a research and development services agreement (the “2021 Tinlarebant R&D Agreement”) with Lin BioScience, Inc. (our ultimate controlling shareholder), pursuant to which (i) our ultimate controlling shareholder agreed to provide certain new drug development services for pipeline Tinlarebant to us from July 1, 2021 to June 30, 2022; (ii) our ultimate controlling shareholder acknowledged and agreed that we are the sole and exclusive owner of all intellectual property rights that our ultimate controlling shareholder directly or indirectly managed, developed or assisted in the performance of the services; and (iii) we agreed to pay service fees equal to 110% percent of actual costs for our ultimate controlling shareholder’s performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. On February 23, 2022, we entered into a first amendment to 2021 Tinlarebant R&D Agreement with Lin BioScience, Inc., pursuant to which we granted our ultimate controlling shareholder a revocable, non-exclusive, non-transferable, royalty-free license (with the right to grant and authorize sublicenses) under RBP4 related patents in Taiwan to the extent necessary for our ultimate controlling shareholder to perform services stipulated under the 2021 Tinlarebant R&D Agreement. For the years ended December 31, 2021 and 2022, the Company recorded US$183 thousand and US$140 thousand in research and development expenses, respectively.

LBS-007

On November 1, 2022, Lin Bioscience, Inc. (our ultimate controlling shareholder) and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, Inc., which is Lin Bioscience, Inc.’s cancer pipeline. Lin Bioscience, Inc. agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2022, the Company has provided related service connected to the above agreement to Lin Bioscience, Inc. and the expense reimbursed incurred was US$32 thousand.

2020 Loan Agreements

2020 Loan Agreement between RBP4 Pty Ltd and Lin BioScience Pty Ltd.  On January 20, 2020, Lin BioScience Pty Ltd (the direct subsidiary of our ultimate controlling shareholder) entered into an intercompany loan agreement (the “2020 Lin Bio Loan Agreement”) with RBP4 Pty Ltd (our wholly owned subsidiary), pursuant to which Lin BioScience Pty Ltd agreed to provide an interest-free loan to our Australian subsidiary on request from time to time for a period of one year or any longer period as agreed by the parties commencing from January 20, 2020 with a facility limit of AUD190 thousand to assist with the conduct and/or facilitation by our Australian subsidiary of research and development in connection with clinical trials of Tinlarebant or any other purpose approved by the lender in writing from time to time. On April 28, 2020, Lin BioScience Pty Ltd and RBP4 Pty Ltd entered into a first confirmation deed which reduced the facility limit to AUD185 thousand. On August 14, 2020, Lin BioScience Pty Ltd and RBP4 Pty Ltd entered into a second confirmation deed, which (i) confirmed that the outstanding principal amount was AUD185 thousand; and (ii) terminated the 2020 Lin Bio Loan Agreement and the first confirmation deed upon full repayment of the outstanding principal amount by RBP4 Pty Ltd no later than August 21, 2020. In January 2020, RBP4 Pty Ltd had fully repaid the outstanding amount under the loan agreements with Lin BioScience Pty Ltd. For the year ended December 31, 2020, the proceeds received from and repayment made to Lin BioScience Pty Ltd. were US$131 thousand and US$580 thousand, respectively.

2020 Loan Agreement between RBP4 Pty Ltd and Lin BioScience, Inc.  On January 20, 2020, Lin BioScience, Inc. (our ultimate controlling shareholder) entered into an intercompany loan agreement (the “2020 Lin BioScience Loan Agreement”) with RBP4 Pty Ltd (our wholly owned subsidiary), pursuant to which Lin BioScience, Inc. agreed to provide a loan to our Australian subsidiary on request from time to time for a period of one year or any longer period as agreed by the parties commencing from January 20, 2020 with a facility limit of AUD300 thousand to assist with the conduct and/or facilitation by our Australian subsidiary of research and development in connection with clinical trials of Tinlarebant or any other purpose approved by the lender in writing from time to time. The loan bears an interest rate at the lower of (i) the rate of 2.275% per annum; and (ii) the interest rate relating to “inbound loans” specified in PCG2017/2 issued by the Australian Taxation Office from time to time (being 2.33% per annum at the date of 2020 Lin BioScience Loan Agreement). On April 28, 2020, RBP4 Pty Ltd and Lin BioScience, Inc. entered into a confirmation deed, which terminated the 2020 Lin BioScience Loan Agreement subject to no facility amount draw down by RBP4 Pty Ltd. In July 2020 the Company and RBP4 had fully repaid the outstanding amount under the loan agreements with Lin BioScience, Inc. For the year ended December 31, 2020, the proceeds received from and repayment made to Lin BioScience, Inc. were nil and US$690 thousand, respectively.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or results of operations.

Dividend Policy

We have not previously declared or paid cash dividends on our ordinary shares and we have no plan to declare or pay any dividends in the near future on our ordinary shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We have not received and do not have any present plan to receive dividends paid by our U.S., Australia, Hong Kong and PRC subsidiaries, but we have discretion as to whether such dividends are paid, subject to applicable statutory and contractual restrictions, including PRC regulations which may govern the ability of our PRC subsidiary to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B.Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market since April 29, 2022 under the symbol “BLTE”. Each ADS represents one ordinary share, par value US$0.0001 per share.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Capital Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association (“Memorandum and Articles of Association”) and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; and provided that in no circumstances may a dividend be paid if that would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2) on a poll, each shareholder shall be entitled to one vote per ordinary share. Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders shall be decided by way of a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the results of the show of hands, a poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at the meeting. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our Memorandum and Articles of Association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to, unless as required by applicable law or the Nasdaq Stock Market rules) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our Board of Directors or a majority of our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.  Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our Board of Directors may, in its absolute discretion, from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by our shareholders by ordinary resolution. Our company may also redeem or repurchase any of our shares on such terms and in such manner as have been approved by our Board of Directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares.  Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to any class, be deemed to be materially adversely varied or abrogated by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.  Our Memorandum and Articles of Association authorize our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors may determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorize our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights;

●	the rights and terms of redemption and liquidation preferences; and
●	any other powers, preferences and relative, participating, optional and other special rights.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, and copies of any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.  Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital.  Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (a) 75% in value of shareholders; or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed by an ordinary resolution of our shareholders. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is prohibited by any applicable law or the Nasdaq Stock Market rules from being a director; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the Board of Directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or, if we are unable to pay our debts as they fall due, by an ordinary resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied or abrogated with the consent in writing of the holders of not less than a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E.Taxation

The following summary of Cayman Islands and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the Latest Practicable Date. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service (the “IRS”), with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the statements provided below.

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

●	brokers or dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of tax accounting for securities holdings;

●	banks or certain financial institutions;
●	insurance companies;
●	tax-exempt organizations;
●	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding our ADSs or ordinary shares through any such entities;
●	regulated investment companies or real estate investment trusts;
●	persons that hold our ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
●	persons whose functional currency for tax purposes is not the U.S. dollar;
●	U.S. expatriates; or
●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock (including our ADSs or ordinary shares).

Each prospective investor is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through an entity or arrangement classified as a partnership for U.S. federal income tax purposes is attributed to its owners. Accordingly, if a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, you should expect that distributions on our ADSs or ordinary shares, if any, will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which are listed on the Nasdaq Capital Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our ADSs and ordinary shares.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable non-U.S. withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The holder’s adjusted tax basis will generally equal the amount the holder paid (including the offering price for the ADS or ordinary shares and trading fee, transaction levy and brokerage fee paid in connection with such purchase). Any gain or loss the U.S. Holder recognizes will generally be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a more favorable rate of taxation. The deductibility of a capital loss may be subject to limitations.

U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

If we were classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities (unless certain elections described below are timely made) and special U.S. tax reporting requirements.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (after taking into account the income and assets of subsidiaries in which it owns at least a 25% interest by value), (i) at least 75% of its gross income is “passive” income, such as interest and income from financial investments (the “income test”) or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce or are held to produce passive income (the “asset test”).  For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation of which it is, directly or indirectly, a 25% or greater shareholder (by value). For purposes of the asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and goodwill should be treated as an active asset to the extent that it is associated with activities that produce or are intended to produce active income.

Based on current estimate of our gross income and of the value of our gross assets (including goodwill) and the manner in which we conduct our business, we do not expect to be a PFIC for U.S. federal income tax purposes for the 2022 taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for 2022 or any future taxable year as PFIC status is tested for each taxable year and will depend on the composition of our assets and income in such taxable year. We could be a PFIC for any taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents, or if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in the offering is substantial in comparison with the gross income from our business operation. Furthermore, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not challenge our application of the PFIC rules. Our counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, our ADSs or ordinary shares. Distributions in respect of our ADSs or ordinary shares during a taxable year in which we are a PFIC would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC (or treated as a PFIC with respect to you) for any taxable year in which we make a distribution or the preceding taxable year, such distribution would not qualify for taxation at the more favorable tax rate if we are deemed to be a PRC resident enterprise under PRC tax law, as discussed in the “Dividends” section above.

Under certain attribution rules, if we were a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax under the PFIC rules described in the preceding paragraphs on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC.

You might be able to make a “mark-to-market” election with respect to our ADSs, but not our ordinary shares, in order to elect out of the tax treatment discussed above. If you make a valid mark-to-market election, you will include in gross income for each taxable year that we are treated as a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs as of the close of such taxable year over your adjusted basis in such ADSs. You will be permitted a deduction for the excess, if any, of the adjusted basis of your ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on any sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment also will apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on a sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in your ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs generally will apply to distributions by us, except that the favorable rate discussed in the “Dividends” section above that may apply if we are deemed to be a PRC resident enterprise under PRC tax law will not apply to any distribution if we are a PFIC (or treated as a PFIC with respect to you) in the taxable year of the distribution or the preceding taxable year. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. For those purposes, we expect that our ADSs will each be treated as marketable stock upon their listing on the Nasdaq Stock Market, and we expect the exchange will be a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded. U.S. Holders of ordinary shares may be able to make a mark-to-market election but it is not certain, but no assurances may be given in this regard and such holders are advised to consult their own tax advisor regarding their eligibility to make such election. Because a mark-to-market election cannot technically be made for equity interests in lower-tier PFICs that we own, if we are a PFIC for any taxable year, a U.S. Holder generally will continue to be subject to the general PFIC rules with respect to the holder’s indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election if we were a PFIC, as well as the impact of such election on interests in any lower-tier PFICs. The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different from (and generally less adverse than) the general PFIC tax treatment described above. That election, however, will not be available to you as we do not intend to provide the information you would need to make or maintain that election.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the elections discussed above.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to our ADSs or ordinary shares and the proceeds received on the sale or other disposition of our ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding, unless you are an exempt recipient. Backup withholding will not apply, however, if you provide a taxpayer identification number, certifying that you are not subject to backup withholding or are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely provided to the IRS. Certain U.S. Holders who hold “specific foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with your own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

PROSPECTIVE INVESTORS IN OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-264134) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-264395) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest and Credit Risk

We are exposed to market risk related to changes in interest rates. We had cash of approximately US$42.1 million as of December 31, 2022. Interest-earning instruments carry a degree of interest rate risk and we are not exposed to other interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Our credit risk is primarily attributable to cash. We mainly place or invest cash with reputable financial institutions in the jurisdictions where we and our subsidiaries are located. We do not believe that our cash has significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash does not contain excessive risk, future investments may be subject to adverse changes in market value.

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash. We expect that there is no significant credit risk associated with our cash, which were held by reputable financial institutions in the jurisdictions where we and our subsidiaries are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

As of December 31, 2022, we held cash deposits at Silicon Valley bank in excess of FDIC insured limits and had a substantial majority of its cash and cash equivalents balance held at SVB. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation, or FDIC, was appointed as receiver. No losses were incurred by the Company on deposits that were held at SVB. We believe that we are not currently exposed to significant credit risk as we have transferred substantially all of such deposits previously held at SVB to its bank accounts with other larger national banks in the U.S. and other banks outside of the U.S. As of March 29, 2023, we have approximately US$0.8 million on deposit with SVB and are currently evaluating opening more bank accounts in light of recent events.

Foreign Currency Exchange Rate Risk

Our functional currency is U.S. dollars, but we contract with CROs and CMOs globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions arise. As of December 31, 2022, substantially all of our total liabilities were denominated in the U.S. dollar.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

We issued to The Benchmark Company, LLC, as the representative of the underwriters of our initial public offering, warrants to purchase a number of ADSs equal to 2.5% of the ADSs sold by us in our initial public offering, including ADSs sold upon the exercise of the option to purchase additional ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS. The Representative’s Warrants are exercisable until April 29, 2027. The Representative’s Warrants are also exercisable on a cashless basis.

C.Other Securities

Not applicable.

D.American Depositary Shares

Holders of our ADSs will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs held):

Fees and Charges Our ADS holders May Have to Pay

Service	Fees

• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we received any after-tax reimbursement payment of US$66,366.49 from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Defaults

None.

B.Arrears and Delinquencies

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-264134) (the “F-1 Registration Statement”) in relation to our initial public offering, which was completed in April 2022, and pursuant to which we issued and sold an aggregate of 6,000,000 ADSs (excluding ADSs sold upon the exercise of the over-allotment option), representing 6,000,000 ordinary shares, and received net proceeds of US$33.7 million. In May 2022, the underwriter for our initial public offering exercised its over-allotment option in part to purchase an additional 772,091 ADSs at the IPO price of US$6.00 per ADS, pursuant to which we received net proceeds of US$4.3 million. The Benchmark Company, LLC was the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on April 28, 2022. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.1 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$1.8 million in other costs and expenses for our initial public offering. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates; (ii) any personnel owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

As of December 31, 2022, none of our IPO proceeds have been used. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our F-1 Registration Statements.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on that evaluation of our disclosure controls and procedures as of December 31, 2022, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level.

B.Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

C.Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.Changes in Internal Control Over Financial Reporting

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting in connection with the audit of our consolidated financial statements for the year ended December 31, 2021. The material weakness identified relates to our lack of formal policies and procedures to establish risk assessment processes and an internal control framework.

In 2022, we implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

●	appointing independent directors, establishing an audit committee, and strengthening corporate governance;
●	establishing general principles for our internal control system;
●	formulating or updating internal control policies with respect to financing activities, information technology system, payment and procurement, investment and recruitment, research and development, sales and receivables, and derivatives trading (although we haven’t conducted any derivatives trading activities as of the Latest Practicable Date); and

●	preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.

We believe that the measures taken above enhanced our internal control over financial reporting and will remediate the identified material weaknesses once fully impletmented. There is no guarantee that our remediation efforts will result in the attestation from our independent registered public accounting firm that our internal control over financial reporting is effective, should we no longer qualify as an emerging growth company under the JOBS Act.

Except as described above, there were no other changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.Reserved

ITEM 16A.Audit Committee Financial Expert

Our audit committee, which consists of John M. Longo, Ita Lu and Gary C. Biddle, oversees our accounting and financial reporting processes and the audits of the financial statements of our company. John M. Longo will be the chairman of our audit committee. We have determined that John M. Longo, Ita Lu and Gary C. Biddle satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that each of John M. Longo and Gary C. Biddle qualifies as an “audit committee financial expert.”. The audit committee is governed by a charter that complies with Nasdaq rules.

ITEM 16B.Code of Ethics

Our Board of Directors adopted a code of business conduct and ethics (“Code of Conduct”) that applies to our directors, officers and employees in April 2022. The Code of Conduct is available under the “Corporate Governance” section of our website at https://investors.belitebio.com/

ITEM 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees for services performed by our independent registered public accounting firm, Marcum Asia CPAs LLP (formerly Friedman LLP, prior to Friedman LLP combining with Marcum LLP effective September 1, 2022), for the periods indicated:

	Years Ended December
	2021		2022(1)
Audit fees(2)	US$	110,000	US$	140,000
All other fees(3)	US$	12,500	US$	30,000
Total	US$	122,500	US$	170,000
(1)	We were notified by Friedman LLP (“Friedman”), our then-independent registered public accounting firm, that effective September 1, 2022, Friedman LLP combined with Marcum LLP (“Marcum”) and continued to operate as an independent registered public accounting firm. On December 12, 2022, our audit committee of the Board of Directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP will now be provided by Marcum Asia.
(2)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(3)	All other fees include fees for other miscellaneous items.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.Change in Registrant’s Certifying Accountant

We were notified by Friedman, our then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum and continued to operate as an independent registered public accounting firm. On December 12, 2022, our audit committee of the Board of Directors approved the engagement of Marcum Asia to serve as our independent registered public accounting firm. The services previously provided by Friedman will now be provided by Marcum Asia.

Friedman’s reports on our financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through December 12, 2022, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For the fiscal years ended December 31, 2020 and 2021 and through December 12, 2022, except for the material weakness in internal control identified by us and Friedman in the “Risk Factors” section in our company’s registration statement on Form F-1 filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2021, there were no other “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We have provided Friedman with a copy of the above disclosure and requested that Friedman furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is incorporated as Exhibit 16.1 by reference to the Form 6-K for December 2022 filed on December 13, 2022, stating Friedman agrees with the statements made by us set forth above.

During our two most recent fiscal years and through December 12, 2022, neither our company nor anyone acting on our behalf consulted Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

G.Corporate Governance

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H.Mine Safety Disclosure

Not applicable.

I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.3

Form of Deposit Agreement between the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.4

Amended and Restated Shareholders Agreement by and among Belite Bio, Inc and shareholders of Belite Bio, Inc named therein dated December 23, 2020 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.5

Amendment to Amended and Restated Shareholders Agreement by and among Belite Bio, Inc and shareholders of Belite Bio, Inc named therein dated November 1, 2021(incorporated by reference to Exhibit 4.5 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

2.6*	Description of Registrant’s Securities
4.1

Belite Bio, Inc Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.2

2022 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.5

Series A Preferred Share Purchase and Note Conversion Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated January 21, 2020 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.6

Series B Preferred Share Purchase Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated December 23, 2020 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.7

Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 13, 2016 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.8

Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated August 15, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.9

Letter of Consent issued by The Trustees of Columbia University in The City of New York dated May 3, 2018 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.10

Second Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated March 27, 2019 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.11

Third Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated October 24, 2019 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.12

Fourth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 1, 2021 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.13

Fifth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated February 4, 2022 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.14

LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated July 1, 2021 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.15

First Amendment to LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated February 23, 2022 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Friedman LLP
15.2*	Consent of Maples and Calder (Hong Kong) LLP
16.1

Letter from Friedman LLP to U.S. Securities and Exchange Commission, dated December 13, 2022. (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K filed with the SEC on December 13, 2022)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report
**	Furnished with this Annual Report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: March 31, 2023	Belite Bio, Inc

	By:	/s/ Yu-Hsin Lin
	Name:	Yu-Hsin Lin
	Title:	Chief Executive Officer and Chairman of the Board

BELITE BIO, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Belite Bio, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Belite Bio, Inc (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ (deficit) equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Belite Bio, Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Belite Bio, Inc (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph  —  Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, has incurred recurring losses from operations, has an expectation of continuing operating losses for the foreseeable future, and needs to raise capital to finance its future operation. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2021 through 2022

New York, New York
March 15, 2022

BELITE BIO, INC

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share and per share amounts)

	December 31
	2021	2022
ASSETS
Current Assets
Cash	$17,344	$42,089
Prepayments and other current assets.	87	716
Other receivables due from related parties	—	2
Total current assets	17,431	42,807
Property and equipment, net	94	541
Prepayment for property and equipment	—	31
Deferred offering costs	815	—
Security deposits	8	88
Operating lease right-of-use asset, net	—	806
TOTAL ASSETS	$18,348	$44,273
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Other payable due to related parties	$71	$—
Accrued expenses and other liabilities	1,564	1,906
Operating lease liabilities – current	—	198
Total current liabilities	1,635	2,104
Non-current liabilities
Operating lease liabilities –non – current	—	668
TOTAL LIABILITIES	1,635	2,772
Commitments and contingencies
Convertible preferred shares
Series A convertible preferred shares, US$0.0001 par value, 2,377,642 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively.	8,806	—
Series B convertible preferred shares, US$0.0001 par value, 5,443,272 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively.	23,000	—
Total convertible preferred shares	31,806	—
Shareholders’ (deficit) equity
Ordinary shares, par value of US$0.0001 per share; 492,179,086 shares authorized; 10,274,403 and 24,898,908 shares issued and outstanding as of December 31, 2021 and 2022, respectively	1	3
Additional paid-in capital	12,325	81,761
Accumulated other comprehensive loss	(196)	(392)
Accumulated deficit	(27,223)	(39,871)
Total shareholders’ (deficit) equity	(15,093)	41,501
TOTAL LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$18,348	$44,273

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US Dollars, except share and per share amounts)

	For the Years Ended
	December 31,
	2020	2021	2022
Expenses
Research and development	$3,688	$7,419	$8,869
General and administrative	2,055	2,378	3,952
Total operating expenses	5,743	9,797	12,821
Loss from operations	(5,743)	(9,797)	(12,821)
Other income (expense):
Interest income	12	5	23
Interest expense	(21)	—	(16)
Other income	—	126	166
Total other (expense) income, net	(9)	131	173
Loss before income tax	(5,752)	(9,666)	(12,648)
Income tax expense	(1)	—	—
Net loss	(5,753)	(9,666)	(12,648)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	6	(152)	(196)
Total comprehensive loss	$(5,747)	$(9,818)	(12,844)
Weighted average number of ordinary shares used in per share calculation:
− Basic and Diluted	8,790,397	9,569,932	19,976,596
Net loss per ordinary share
− Basic and Diluted	$(0.65)	$(1.01)	$(0.63)

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of US Dollars, except share)

						Accumulated
					Additional	other		Total
	Convertible Preferred Shares		Ordinary Shares		Paid - in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	loss	deficit	(Deficit) Equity
Balance as of January 1, 2020	—	$—	7,840,321	$1	$8,114	$(50)	$(11,804)	$(3,739)
Issuance of ordinary shares	—	—	500,000	—	500	—	—	500
Issuance of ordinary shares upon conversion of other payable due to related parties	—	—	500,000	—	500	—	—	500
Issuance of Series A preferred shares	1,833,892	6,792	—	—	—	—	—	—
Issuance of Series A preferred shares upon conversion of convertible promissory notes	543,750	2,014	—	—	—	—	—	—
Issuance of Series B preferred shares	5,443,272	23,000	—	—	—	—	—	—
Exercise of share options	—	—	727,676	—	86	—	—	86
Share-based compensation expense	—	—	—	—	1,363	—	—	1,363
Net loss	—	—	—	—	—	—	(5,753)	(5,753)
Foreign currency translation adjustment	—	—	—	—	—	6	—	6
Balance as of December 31, 2020	7,820,914	$31,806	9,567,997	$1	$10,563	$(44)	$(17,557)	$(7,037)
Exercise of share options	—	—	706,406	—	232	—	—	232
Share-based compensation expense	—	—	—	—	1,530	—	—	1,530
Net loss	—	—	—	—	—	—	(9,666)	(9,666)
Foreign currency translation adjustment	—	—	—	—	—	(152)	—	(152)
Balance as of December 31, 2021	7,820,914	$31,806	10,274,403	$1	$12,325	$(196)	$(27,223)	$(15,093)
Issuance of shares upon initial public offering and overallotment, net	—	—	6,772,091	1	36,145	—	—	36,146
Conversion of preferred shares	(7,820,914)	(31,806)	7,820,914	1	31,805	—	—	31,806
Exercise of shares option	—	—	31,500	—	3	—	—	3
Share-based compensation expense	—	—	—	—	1,483	—	—	1,483
Net loss	—	—	—	—	—	—	(12,648)	(12,648)
Foreign currency translation adjustment	—	—	—	—	—	(196)	—	(196)
Balance as of December 31, 2022	—	$—	24,898,908	$3	$81,761	$(392)	$(39,871)	$41,501

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US Dollars)

	2020	2021	2022
Cash flows from operating activities
Net loss	$(5,753)	$(9,666)	$(12,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17	30	64
Amortization of operating lease right-of-use asset	—	—	134
Share-based compensation expense	1,363	1,530	1,483
Gain on disposal of property and equipment	—	(8)	—
Changes in operating assets and liabilities:
Other receivables due from related parties	4	—	(32)
Prepayments	192	(35)	(641)
Other payables due to related parties	(19)	45	(41)
Accrued expenses and other liabilities	(254)	632	373
Security deposits	8	(2)	(79)
Payment of operating lease liabilities	—	—	(71)
Net cash used in operating activities	(4,442)	(7,474)	(11,458)
Cash flows from investing activities
Acquisition of property and equipment	—	(74)	(394)
Prepayments for property and equipment	(20)	—	—
Proceeds from disposal of property and equipment	—	18	—
Net cash used in investing activities	(20)	(56)	(394)
Cash flows from financing activities
Payments of deferred offering costs	—	(815)	(1,030)
Proceeds from related party loan	131	—	—
Repayment of related party loan	(2,450)	—	—
Proceeds from issuance of ordinary shares	500	—	—
Proceed from issuance of convertible preferred shares	29,792	—	—
Proceeds from initial public offering, net	—	—	37,990
Proceed from exercise of share options	86	232	3
Net cash used in (provided by) financing activities	28,059	(583)	36,963
Effects of exchange rate on cash	4	(161)	(366)
NET (DECREASE) INCREASE IN CASH	23,601	(8,274)	24,745
CASH AT BEGINNING OF THE YEAR	2,017	25,618	17,344
CASH AT END OF THE YEAR	$25,618	$17,344	$42,089
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	19	—	16
Cash paid for income tax	—	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
Conversion of convertible promissory notes and accrued interest into convertible preferred shares	2,014	—	—
Conversion of other payable due to related parties into ordinary shares	500	—	—
Conversion of convertible preferred shares into ordinary shares	—	—	31,806
Deferred IPO costs reclassed to Additional paid-in-capital	—	—	1,844
Right-of-use assets obtained in exchange of lease liabilities	—	—	941

The accompany notes are an integral part of the consolidated financial statements

BELITE BIO INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US$ except for number of shares and per share data, unless otherwise noted)

1.ORGANIZATION AND BASIS OF PRESENTATION

Belite Bio, Inc (“Belite” or the “Company”) was incorporated under the laws of the Cayman Islands on March 27, 2018. The Company and its subsidiaries are engaged in research and development of first-in-class therapeutics targeting significant unmet needs.

In June 2016, the Company’s ultimate controlling shareholder (i.e., the sole shareholder of Belite’s principal shareholder, Lin Bioscience International Ltd.), Lin BioScience, Inc., a public company in Taiwan (stock code: 6696.TW), established Belite Bio Holdings Corp. (formerly known as Lin BioScience Holdings Corporation) and Belite Bio, LLC (formerly known as Lin BioScience, LLC), in Delaware. Belite Bio Holdings Corp. is established as an intermediate holding company and owns 100% equity interests in Belite Bio, LLC, which is mainly engaged in research and development of Tinlarebant (a/k/a LBS-008) and LBS-009.

In March 2018, Lin BioScience, Inc., established the Company in the Cayman Islands, as a subsidiary to its wholly-owned subsidiary Lin Bioscience International Ltd., for reorganization purposes.

In June 2018, as part of the reorganization, the Company’s principal shareholder, Lin Bioscience International Ltd., acquired the entire equity interest in Belite Bio Holdings Corp. from Lin BioScience, Inc. and then contributed the entire equity interest in Belite Bio Holdings Corp. to the Company in July 2018, together with other considerations in exchange for the Company’s ordinary shares. Lin Bioscience International Ltd. transferred 1) cash of $900, 2) assignment of Lin BioScience, Inc.’s rights, title, interests and obligations under the exclusive license agreement by and between Lin BioScience, Inc. and Columbia University and 3) 1,600 shares of Belite Bio Holdings Corp. to the Company in exchange for its 5,340,221 ordinary shares. After above transaction, Belite Bio Holdings Corp. became Belite’s wholly-owned subsidiary, which in turn owns 100% equity interests in Belite Bio, LLC.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

In August 2018, Belite Bio Holdings Corp. established RBP4 Pty Ltd in Australia as its wholly-owned subsidiary for carrying out clinical trials in Australia and tax refund purposes.

In January and February 2020, the Company closed two rounds of Series A Preferred Share financing and the relevant investors became shareholders of the Company. In December 2020, the Company closed a round of Series B Preferred Share financing and the relevant investors became shareholders of the Company. After the private placements, Lin Bioscience International Ltd. hold 80.10% of the Company’s equity.

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO, before deducting the underwriting discounts and commissions and offering expenses were $36.0 million with net proceeds of $33.7 million. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4.3 million.

In June 2021, the Company established Belite Bio (HK) Limited in Hong Kong as a wholly-owned subsidiary which further established Belite Bio (Shanghai) Limited in Shanghai, China in August 2021 for the purpose of carrying out clinical trials in China. As of December 31, 2022, the Company’s principal subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Belite Bio Holdings Corp. (“Belite Holding”)	June 10, 2016	The United States of America	100% owned by Belite	Investment holding
Belite Bio, LLC (“Belite USA”)	June 10, 2016	The United States of America	100% owned by Belite Holding	Research and development
RBP4 Pty Ltd (“RBP4”)	August 13, 2018	Australia	100% owned by Belite Holding	Clinical trial activities
Belite Bio (HK) Limited (“Belite HK”)	June 10, 2021	Hong Kong	100% owned by Belite	Investment holding
Belite Bio (Shanghai) Limited (“Belite Shanghai”)	August 12, 2021	China	100% owned by Belite HK	Clinical trial activities

Liquidity

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from private placement of equity and debt securities and public offering of American Depositary Shares. The Company had an accumulated deficit of approximately $17.6 million, $27.2 million and $39.9 million as of December 31, 2020, 2021 and 2022, respectively. The Company had net losses of approximately $5.8 million, $9.7 million and $12.6 million for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, the Company had a total of $42.1 million in cash. The Company believe that current cash balance as of December 31, 2022 is sufficient to fund its operating activities, capital expenditures and other obligations one year after the issuance date of the consolidated financial statements. However, the Company may decide to enhance its liquidity position or increase cash for future expansions through additional capital and/or finance funding.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, valuation of ordinary shares, share options, valuation allowance for deferred income tax assets, useful lives for property and equipment, right-of-use (“ROU”) assets, operating lease liabilities and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

Risk and uncertainties

The product candidates developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s current and future product candidates will receive the necessary approvals or be commercially successful. If the approval is denied or delayed, it will have a material adverse impact on the business and consolidated financial statements of the Company.

Generally, the industry in which the Company operates subjects the Company to a number of other risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

The COVID-19 pandemic may have an impact on the Company enrollment. For example, government orders and site policies on account of the COVID-19 pandemic may result some patients unwilling or unable to travel to study sites, enroll in our studies or comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, or impact on the workforce of the third parties and CROs on which the Company rely could adversely impact the ability to conduct preclinical studies, enroll and retain patients in clinical trials and conduct the clinical trials of the product candidates on expected timeframes or to complete such studies, and the ability to ultimately obtain regulatory approval.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1  —  Observable inputs such as quoted prices for identical instruments in active markets;

Level 2  —  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3  —  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, accrued expenses and other liabilities, other payable due to related parties and convertible preferred shares. Convertible preferred shares were initially recorded at issue price net of issuance costs. The fair value of the other financial instruments closely approximates their fair value due to their short maturities.

Cash

Cash deposits placed with banks which are unrestricted as to withdrawal or use.

Deferred offering costs

Deferred offering costs consist of legal, accounting and other costs incurred through the balance sheet date that are directly related to the Company’s initial public offering and that will be charged to shareholder’s deficit upon the completion of the initial public offering. Should the initial public offering prove to be unsuccessful, the deferred offering costs, will be charged to operating expense in the consolidated statement of operations and comprehensive loss. The Company recorded a deferred offering cost of $815 and nil as of December 31, 2021 and 2022, respectively. Total deferred offering cost of $1,844 reclassed to additional-paid-in-capital upon IPO.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment consist of laboratory equipment, transportation equipment, office equipment, and leasehold improvements. Depreciation for laboratory equipment, transportation equipment and office equipment is computed on a straight-line basis over estimated useful lives which are 5 years and leasehold improvement is computed on a shorter of the remaining lease terms or estimated useful lives.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets.

Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive loss.

Long-lived asset impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. No impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages it business as a single segment. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.

Research and development expenses

Research and development expenses primarily include (1) payroll, share-based compensation and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Company, (3) costs related to preclinical testing of the Company’s technologies and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (4) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development.

Accrued research and development expenses

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which the services are provided under such contracts. The Company reflects research and development expenses in the consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Company account for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities and determine accrual estimates through review of the underlying contracts along with discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, the Company adjusts its rate of expense recognition if actual results differ from its estimates. Estimates for accrued research and development expenses are classified as accrued expenses on the accompanying consolidated balance sheet.

As of December 31, 2022, the Company has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Company’s option. The Company did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2021 and 2022 as the Company did not have any plan to cancel the existing CRO or CMO contracts.

Leases

On January 1, 2022, The Company adopted ASC Topic 842, Leases (the “new lease standard”) by applying the modified retrospective approach to all leases. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. The Company elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption, (4) identified leases did not contain non-lease components and require no further allocation of the total lease cost.

The Company determines if an arrangement is or contains a lease at inception. The assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether the Company has the right to direct the use of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the statement of income. Operating lease costs are recorded entirely in operating expenses.

ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Income tax

The Company accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of a deferred income tax assets will not be realized in the foreseeable future.

The Company evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Convertible preferred shares

The preferred shares are redeemable by the holders upon a liquidation event, including a deemed liquidation event, which is outside the sole control of the Company, and as such are presented as mezzanine equity. In accordance with ASC 480-10-S99, each issuance of the convertible preferred shares should be recognized at the issuance date fair value, net of issuance costs. The Company did not incur material issuance cost for any preferred shares issued. The non-cumulative undeclared dividends are not recorded in the consolidated balance sheet as the Company does not have the obligation to pay the cumulative dividend before it is declared by the board of directors.

The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as deemed dividends to the preferred shareholders.

On May 3, 2022, total convertible preferred shares issued and outstanding of 7,820,914 shares were all converted to ordinary shares upon the completion of IPO.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

The Company uses the two-class method whereby net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities as the preferred shares are entitled to receive dividends or distributions on an as converted basis. During periods of loss, the Company allocates no loss to participating securities because the holders of convertible preferred shares have no contractual obligation to share in the losses of the Company.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if- converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Share-based compensation

Awards Granted to Employees

The Company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation. Employees’ share- based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method over the requisite service period, which is the vesting period, on a straight-line basis; c) for share-based awards granted with performance condition, using graded vesting method over the period based on the expected milestone achievement dates. Share-based compensation expense is recorded in research and development and general and administrative expenses based on the classification of the work performed by the grantees.

The Company’s determination of the fair value of share option on the date of grant utilized the Binomial Option Pricing Model with the assistance of an independent third-party valuation firm. Grant date fair value was impacted by Belite’s ordinary share price as well as changes in assumptions regarding a number of subjective variables which included, but were not limited to, the expected term that options remained outstanding, the expected ordinary share price volatility over the term of the option awards, risk-free interest rates, and expected dividends.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed.

Awards Granted to Non-Employees

The Company has accounted for equity instruments issued to non-employees in accordance with ASU No. 2018-07, Compensation  —  Stock Compensation (Topic 718): Improvements to Nonemployee Share- Based Payment Accounting.

The Company recognizes share-based compensation cost for equity awards to non-employees with a performance condition at the fixed fair value on date of grant over the period based on the expected milestone achievement dates as the derived service period (usually the vesting period), on a straight-line basis. The Company considers the probable outcome of that performance condition when determines share-based compensation expenses and will recognize a cumulative true-up adjustment if the probability of the conditions has changed.

Translation of foreign currency financial statements

The functional currency is the local currency of the respective entities. The United States dollar (“$”) is the functional currency of the Company’s entities incorporated in the Cayman Islands, the United States and Hong Kong; the functional currency of the Company’s Australia subsidiary and Shanghai subsidiary are Australian dollar (“AU$”) and Renminbi (“RMB”), respectively.

The reporting currency of the Company is the United States dollar. Accordingly, the financial statements of the foreign subsidiaries are translated at the following exchange rates: assets and liabilities  —  current rate on balance sheet date; shareholders’ equity  —  historical rate; income and expenses  —  weighted average rate during the year. The resulting translation adjustment is reflected in the accumulated other comprehensive loss.

Transactions denominated in other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the consolidated statements of comprehensive loss.

Comprehensive loss

Comprehensive loss represents net loss plus the results of certain changes in shareholders’ deficit during a period from non-owner sources.

Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive loss.

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2020, 2021 and 2022:

Supplier	2020	2021	2022
A	*	$2,385	$4,559
B	*	1,213	*
C	776	765	*
D	1,187	*	*
E	448	*	*
F	442	*	*
G	423	*	*
*	Represents less than 10% of research and development expenses for the years ended December 31, 2020, 2021 and 2022.

Concentration of credit risk

As of December 31, 2021 and 2022, the aggregate amount of cash of US$5,889 and US$36,736 respectively, were held at major financial institutions located in the United States, and US$11,455 and US$5,353, respectively, were deposited with major financial institutions located outside the United States. The Company’s cash is maintained in bank deposit accounts that regularly exceed federally insured limits. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality.

As of December 31, 2022, the Company held cash deposits at Silicon Valley bank in excess of FDIC insured limits and had a substantial majority of its cash and cash equivalents balance held at SVB. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation, or FDIC, was appointed as receiver. No losses were incurred by the Company on deposits that were held at SVB. Management believes that the Company is not currently exposed to significant credit risk as the Company has transferred substantially all of such deposits previously held at SVB to its bank accounts with other larger national banks in the U.S. and other banks outside of the U.S. As of March 29, 2023, the Company has approximately $0.8 million on deposit with SVB and is currently evaluating opening more bank accounts in light of recent events.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on the consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
Prepayments
Prepaid insurance premiums	$14	$497
Other prepayments	50	202
Deductible value-added tax input	23	17
	$87	$716

4.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2021	2022
Laboratory equipment	$141	$368
Transportation equipment	—	54
Office equipment	—	23
Leasehold improvements	—	187
Less: accumulated depreciation	(47)	(91)
Total	$94	$541

Depreciation expenses recognized during the years ended December 31, 2020, 2021 and 2022, were approximately $17, $30 and $64 respectively.

5.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
Research and development	$741	$891
Legal and consulting	525	287
License royalties	147	272
Payroll and Reimbursement	56	382
Other	95	74
	$1,564	$1,906

6.CONVERTIBLE PREFERRED SHARES

In January and February 2020, the Company issued 2,377,642 shares of Series A convertible preferred shares (“Series A Preferred Shares”) with a par value $0.0001 per share at $3.7036 per share for a total consideration of (i) cash $6,792 and (ii) notes principal plus unpaid interests $2,014 in convertible promissory notes issued in October, 2019.

In December 2020, the Company issued 5,443,272 shares of Series B convertible preferred shares (“Series B Preferred Shares”) with a par value $0.0001 per share to a group of investors at $4.2254 per share for a cash consideration of $23,000. The shareholder agreement therefore was amended and restated to reflect the issuance of Series B in the liquidation preference. Other than above, the rights and obligations for shareholders of Series A Preferred Shares and Series B Preferred Shares are consistent.

On May 3, 2022 total convertible preferred shares issued and outstanding of 7,820,914 shares were all converted to ordinary shares upon the completion of IPO.

Convertible preferred share consisted of the following as of December 31, 2021 (in thousands, except share):

December 31, 2021
Common
		Preferred			Stock
	Preferred	Shares			Issuable
	Shares	Issued and	Carrying	Liquidation	Upon
	Authorized	Outstanding	Value	Value	Conversion
Series A Preferred Shares	2,377,642	$2,377,642	$8,806	$8,806	2,377,642
Series B Preferred Shares	5,443,272	5,443,272	23,000	23,000	5,443,272
Total	7,820,914	7,820,914	31,806	31,806	7,820,914

December 31, 2022
Series A Preferred Shares	—	$—	$—	$—	—
Series B Preferred Shares	—	—	—	—	—
Total	—	—	—	—	—

Key terms of the Series A Preferred Shares and Series B Preferred Shares (collectively the “Preferred Shares”) are summarized as follows:

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the preferred shareholders and ordinary shareholders shall vote together as a single class.

Dividend rights

Each holder of the Preferred Shares will be entitled to receive non-cumulative dividends when declared by the Board of Directors prior and in preference to ordinary shareholders. The dividend should be paid at the rate of 6% of the original issue price per share per annum on each Preferred Shares. After the preferential dividends relating to the Preferred Shares have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds or assets legally available therefore may be declared in that fiscal year for the Shares and, if such additional dividends are declared, the preferred shareholders shall be entitled to participate on an as converted-basis pro-rata in any dividends or distributions paid to the ordinary shareholders.

Conversion rights

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares based on a one-for-one basis at any time. The initial conversion price is the issuance price of Preferred Shares, subject to adjustment in the event of stock splits, share combinations, share dividends and distribution, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, or dilutive issuance.

The Preferred Shares will be automatically converted into ordinary shares at the then-effective conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering, or (2) the date specified by written consent or agreement of majority holders of Preferred Shares.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s articles of association, the holders of Preferred Shares are entitled to receive, prior to any distribution to the holders of ordinary shares, an amount per share equal to the original issue price, plus accrued but unpaid dividends (the “Preference Amount”).

In the event insufficient funds are available to pay in full the Preference Amount in respect of each preferred shareholders, the sequence of liquidation right of all series of preferred shares was as follows:

(1)	Series B Preferred Shares
(2)	Series A Preferred Shares

After the Preference Amount has been paid, any remaining funds or assets legally available for distribution shall be distributed pro rata among the preferred shareholders together with ordinary shares.

7.SHARE-BASED COMPENSATION

On December 17, 2019, the Company adopted a share incentive plan (“2019 Plan”). Under the 2019 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted shall be 1,960,080. On December 23, 2020, the Company replaced 2019 Plan with the amended and restated share incentive plan (“2020 Plan”) and increased the maximum number of shares issuable to 4,165,310. The terms of the 2019 Plan and 2020 Plan are substantially the same other than the maximum aggregate number of shares the Company may issue under the respective plan. On March 1, 2021, the Company grant 41,736 shares to non-employees and accounted for equity instruments issued to non-employees in accordance with Accounting Standards Update, or ASU, No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.

The Company recognize share-based compensation cost for equity awards to non-employees with a performance condition at the fixed fair value on date of grant over the period based on the expected milestone achievement dates as the derived service period (usually the vesting period), on a straight-line basis. The Company consider the probable outcome of that performance condition when determining share-based compensation expenses and will recognize a cumulative true-up adjustment if the probability of the conditions has changed.

In April 2022, the Company further adopted 2022 Performance Incentive Plan (“2022 Plan”), which is conditional on and effective upon completion of IPO. The initial aggregate amount of ordinary shares that may be issued under the 2022 Plan is 1,748,667, provided that the shares reserved under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Plan, commencing in January 2023, by an amount equal to (i) four percent (4%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by our board of directors.

On April 18, 2022 the Board granted 1,698,667 shares to the management team, employees, and the independent directors. Share options containing only service conditions granted to each grantee under the 2019 Plan, 2020 Plan and 2022 Plan will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

Share options containing both service conditions and performance conditions granted to each grantee under the 2019 Plan, 2020 Plan, and 2022 Plan shall become eligible for vesting upon the occurrence of their applicable performance conditions (including but not limited to the completion of business and operational goals, etc.).

The fair value of options was determined using the Binomial Option Pricing Model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate and the expected dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. As the Company did not have sufficient information of past employee exercise history, the exercise multiple was based on management’s estimation. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of December 23,	As of March 1,	As of April 18,
	2020	2021	2022
Risk-free interest rate	0.51%	0.87%	2.85%
Expected volatility range	36.59%	36.75%	34.79%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	—	—	—

A summary of the Company’s stock option activity under the plans for the years ended December 31, 2020, 2021 and 2022 is presented as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Grant Date	Remaining	Intrinsic
	Options	Price	Fair Value	Term (Years)	Value
Outstanding as of January 1, 2020	1,335,794	$0.1191	$2.4720	9.96	3,301
Granted	2,807,381	$0.4386	$2.2574	—	—
Exercised	(727,676)	$0.1191	$2.4720	—	—
Forfeited or expired	(19,601)	$0.1191	$2.4733	—	—
Outstanding as of December 31, 2020	3,395,898	$0.3832	$2.2946	9.80	7,834
Granted	41,736	$4.2254	$0.4626	—	—
Exercised	(706,406)	$0.3289	$2.3311	—	—
Forfeited or expired	(748,667)	$0.4386	$2.2574	—	—
Outstanding as of December 31, 2021	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding Options, December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Vested and Expected to Vest Options as of December 31, 2022	979,740	$2.6764	$2.2713	8.40	$3,256
Exercisable Options as of December 31, 2022	597,068	$2.7988	$2.2703	8.37	$1,874

	Years ended December 31,
	2020	2021	2022
Research and development	$77	$52	$818
General and administrative	1,286	1,478	665
Total.	$1,363	$1,530	$1,483

As of December 31, 2022, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were $0, 2020 Plan $507 and 2022 Plan $1,131 which are expected to be recognized over a weighted-average period of 0 years, 2.33 years and 1.69 years, respectively.

8.Leases

On January 1 , 2022, The Company adopted ASC Topic 842, Lease (the “new lease standard”) by applying the modified retrospective approach to all leases. Upon adaptation The Company recognized operating lease right-of-use (“ROU”) assets and corresponding lease liabilities of $941.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, the Company use its incremental borrowing rate(“IBR”) 2.48% as of April 20, 2022, and 2.64% as of August 15, 2022 at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective April 20, 2022, the Company entered into an agreement to lease usage of our Taiwan office with a third-party entity. The lease was for a 5-year term, early termination of the lease shall be paid twice of the monthly rent as punitive liquidated damages and forfeited security deposits.

Effective August 15, 2022, the Company entered into an agreement to lease usage of our Australia office with a third party entity. The lease was for 3-year term, early termination of the lease may apply the proportion of any incentive which must be repaid to the lessor.

Supplemental balance sheet information related to leases consists of the following:

		As of December 31,
	Classification	2022
Assets
Operating lease – ROU assets	Right-of-use assets	$806

Liabilities
Operating lease liabilities	Current portion	$198
Operating lease liabilities	Non-current portion	668
Total lease liabilities		$866

Depreciation expenses for ROU recognized during the years ended December 31, 2022, were approximately $134.

At December 31, 2022, the weighted average incremental borrowing rate and the weighted average remaining lease term for the operating leases held by the Company were 2.51% and 51 months, respectively.

The following table sets forth the Company’s minimum lease payments in future periods:

As of December 31,
For the year ending December 31,
2023	$218
2024	233
2025	216
2026	158
2027	86

Total minimum lease payments	$911
Less: imputed interest	(45)

Total:	$866

9.INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

United States

Belite Bio Holdings Corp. and Belite Bio, LLC are subject to U.S. federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84%.

Hong Kong

Belite Bio (HK) Limited is subject to Hong Kong profits tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%.

Australia

RBP4 Pty Ltd is subject to Australia profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%.

PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of Belite Shanghai during the years ended December 31, 2020, 2021 and 2022 in accordance with relevant PRC enterprise income tax legislation, interpretations and practices.

No provision for PRC corporate income tax has been made for the years ended December 31,2020, 2021 and 2022 as Belite Shanghai had no such assessable profit for the year then ended.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2022, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2021 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 is subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2021 are subject to examination by Australia authorities. The tax returns of Belite Shanghai for tax year 2021 is subject to examination by tax authorities. There are currently no pending examinations.

The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

The provision for income taxes is based on the following pretax loss:

	For the years ended December 31,
	2020	2021	2022
United States	$(331)	$(413)	$(1,097)
Other than United States	(5,421)	(9,253)	(11,551)
Total	$(5,752)	$(9,666)	$(12,648)

	For the years ended December 31,
Income Tax Expense	2020	2021	2022
Current	$1	$—	$—
Deferred	—	—	—
Total Income Tax Expense	$1	$—	$—

	For the
	years ended December 31,
	2020	2021	2022
Federal statutory tax rate	21.00%	21.00%	21.00%
Effect of tax rates in foreign jurisdiction	(18.32)%	(15.85)%	(9.56)%
State taxes	0.40%	0.30%	0.60%
Research and development credit	(0.03)%	(0.33)%	(3.13)%
Non-deductible expenses	0.26%	0.20%	0.44%
Changes in valuation allowances	(3.33)%	(5.32)%	(9.35)%
Effective tax rate	$(0.02)%	$0.00%	$0.00%

No reserve for uncertain tax positions was recorded for the years ended December 31, 2020, 2021 and 2022. The Company does not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

The deferred income tax assets of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022
Deferred income tax assets
Research and development credits	$86	$169
Net operating loss carryforwards	1,266	2,398
	1,352	2,567
Valuation allowance	(1,352)	(2,567)
Total net deferred income tax assets	$—	$—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2021 and 2022, Belite Bio, LLC had U.S. federal and state research and development credit carryforwards of approximately $86 and $169, respectively. The U.S. federal research and development credit will expire from 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2021 and 2022, the Company’s subsidiaries had U.S. net operating loss carryforwards for federal and state tax purpose of $4,512 and $6,670, respectively. If not utilized, the federal and state net operating loss carryforwards incurred before January 1, 2018 will begin to expire in 2036, and the remaining can be carried forward indefinitely but utilization is limited to 80% of the Company’s taxable income in any given tax year based on current federal tax laws. As of December 31, 2022, the Company’s subsidiary had Australia net operating loss carryforwards for tax purpose of $3,491 that do not expire. As of December 31, 2022, the Company’s subsidiaries had Hong Kong net operating loss carryforwards for tax purpose of $3,111 that do not expire. As of December 31, 2022, the Company’s subsidiaries had China net operating loss carryforwards for tax purpose of $39 which will begin to expire starting in 2026.

10.AUSTRALIA RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Company’s wholly owned subsidiary, RBP4 Pty Ltd, which conducts clinical development activities on behalf of the Company, is eligible under the Australian Research and Development Tax Incentive Program to receive a 43.5% refundable tax incentive from the Australian Taxation Office for qualified research and development expenditures. To be eligible, RBP4 Pty Ltd must have revenue of less than AU$20 million during the reimbursable period and cannot be controlled by income tax exempt entities. The tax incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the tax incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. For the years ended December 31, 2020, 2021 and 2022, $779, $339 and $618, respectively, were recorded in the consolidated statements of operations and comprehensive loss.

11.ORDINARY SHARES

As of December 31, 2021 and 2022 the Company was authorized to issue 492,179,086 shares of $0.0001 par value ordinary shares. Holders of the Company’s ordinary shares are entitled to dividends, if and when, declared by the board of directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2022, no dividends were declared.

12.NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	Years ended December 31,
	2020	2021	2022
Numerator:
Net loss attributable to ordinary shareholders	$(5,753)	$(9,666)	$(12,648)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	8,790,397	9,569,932	19,976,596
Net loss per share – basic and diluted	$(0.65)	$(1.01)	$(0.63)

For the years ended December 31, 2020, 2021, and 2022, the effects of all outstanding convertible preferred shares and share options have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Years ended December 31,
	2020	2021	2022
Convertible preferred shares	7,820,914	7,820,914	—
Outstanding share options	3,395,898	1,982,561	3,576,403
Total	11,216,812	9,803,475	3,576,403

13.RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2021 and 2022:

Name of related parties	Relationship with the Company
Lin BioScience, Inc.	The ultimate controlling shareholder of the Company
Lin Bioscience International Ltd.	The shareholder of the Company
Lin BioScience Pty Ltd	Controlled by the ultimate controlling shareholder of the Company

The Company and its subsidiaries entered into several research and development services agreements with several related parties, including:

On July 1, 2020, Lin BioScience, Inc. and the Company entered into the LBS-009 R&D services agreement; whereby Lin BioScience, Inc. agreed to provide preclinical studies services for pipeline LBS-009 to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. The LBS-009 R&D services agreement terminated on June 30, 2021. For the year ended December 31, 2021 and 2022, the Company did not receive any services connected to above agreement.

Lin BioScience, Inc. and the Company also entered into the Tinlarebant R&D services agreements on July 1, 2020, July 1, 2021 and July 1, 2022, whereby Lin BioScience, Inc. agreed to provide certain new drug development services for pipeline Tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the year ended December 31, 2021, and 2022, the Company recorded $183 and $140 in research and development expenses, respectively.

On November 1, 2022, Lin Bioscience, Inc and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, which is Lin Bioscience’s cancer pipeline. Lin Bioscience agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2022, the Company has provided related service connected to the above agreement to Lin Bioscience and the expense reimbursed incurred was $32.

In addition to above research and development agreements, the Company and its subsidiaries also entered into certain loan agreements with related parties since 2019, including:

Pursuant to the loan agreements entered into in 2019, Lin Bioscience International Ltd. agreed to provide an interest-free loan on request from time to time for a period of one year from July 2019. In July 2020, Belite Bio, Inc had fully repaid the outstanding amount under the loan agreements with Lin Bioscience International Ltd. For the year ended December 31, 2020, the proceeds received from and repayment made to Lin Bioscience International Ltd. were nil and $1,180, respectively.

In 2019 and 2020, RBP4 entered into several related party loan agreements with Lin BioScience Pty Ltd, whereby Lin BioScience Pty Ltd, agreed to provide interest-free loans on request from time to time for a period of one year commencing from July 2019. In January 2020, RBP4 had fully repaid the outstanding amount under the loan agreements with Lin BioScience Pty Ltd. For the year ended December 31, 2020, the proceeds received from and repayment made to Lin BioScience Pty Ltd. were $131 and $580, respectively.

In 2019 and 2020, Lin BioScience, Inc. entered into a related party funding agreement with RBP4 and the Company. Pursuant to the agreement, Lin BioScience, Inc. agreed to provide loans on request from time to time for a period of one year. In July 2020 the Company and RBP4 had fully repaid the outstanding amount under the loan agreements with Lin BioScience, Inc. For the year ended December 31, 2020, the proceeds received from and repayment made to Lin BioScience, Inc. were nil and $690, respectively.

(a)	Related party balances

	As of December 31,
	2021	2022
Due from related parties
Lin BioScience, Inc.	$—	$2
Due to related parties
Lin BioScience, Inc.	$71	$—

(b)	Related party transactions

During the years ended December 31, 2020, 2021 and 2022, related party transactions consisted of the following:

	Years ended December 31,
	2020	2021	2022
Lin BioScience, Inc.:
Research and Development Expense	$—	$183	$140
Professional Service Expense	$21	$—	$—
Interest Expense	$17	$—	$—
Reimbursement for Expense	$—	$—	$32

14.COMMITMENTS AND CONTINGENCIES

License Agreement with Columbia University

The Company is party to an exclusive license agreement with Columbia University (the “Columbia License Agreement”), which has been amended five times, most recently as of February 4, 2022, under which the Company licenses specified intellectual property from Columbia University. The patent rights licensed to the Company by Columbia University include issued patents with claims that recite a class of compounds directed to covering the Company’s lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires the Company to make minimum annual royalty payments to Columbia University of specified amounts on each anniversary of the first commercial sale of a licensed product, commencing on the second anniversary of such sale. The Company will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by the Company and its affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates the Company to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. The Company is also obligated to periodically inform Columbia University of its progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If the Company pays Columbia University the required fee, it will be granted a 6-month extension. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that the Company believes would affect the timely achievement of any milestone, it may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and the Company is in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert the license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license. The Company is also obligated to make payments to Columbia University in an aggregate amount of up to $20 million based on achieving specified development and regulatory approval milestones and in an amount of up to $25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, the Company is obligated to pay Columbia University a specified portion of revenue it receives from sublicensees, and a specified portion of revenue received from any sale of a priority review voucher by us or a sublicensee. The Company cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe it is in compliance with the terms of the license. From inception through December 31, 2022, the Company has made a payment of $1 million to Columbia University resulting from this license agreement, which was triggered by the completion of its Phase 1 clinical trial.

Clinical Research Organization (CRO)

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of clinical trial activities. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred. As of the issuance date of the consolidated financial statements, the remaining contractual costs expected to be incurred in future periods for the Company’s clinical trials in STGD1 is approximately $19.1 million.

Litigation

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not aware of any current pending legal matters or claims.

15.SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 31, 2023, the date that the financial statements were issued.

On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank (“SVB”) and appointed Federal Deposit Insurance Corporation (the “FDIC”) as receiver. On March 12, 2023, the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at SVB would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception. As of March 10, 2023, the Company had a substantial majority of its cash and cash equivalents balance held at SVB. The Company regained access to its deposits at SVB on March 13, 2023, and under the instruction of its board of directors, the Company has transferred substantially all of such deposits previously held at SVB to its bank accounts with other larger national banks in the U.S. and other banks outside of the U.S., and do not anticipate any material impact on its financial condition or operations as a result of SVB’s circumstances.