Form 20-F
period 2023-12-31
BELITE BIO, INC
filed 2024-03-12
CIK 1889109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

29,149,444 ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one of our ordinary share;
●	“AUD” are to the legal currency of Australia;
●	“Belite,” “we,” “us,” “our company,” “Company,” and “our” are to Belite Bio, Inc, a Cayman Islands exempted company with limited liability and its subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“EMA” are to European Medicines Agency;
●	“FDA” are to U.S. Food and Drug Administration;
●	“IND” are to Investigational New Drug Application;
●	“Latest Practicable Date” are to March 11, 2024;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“NMPA” are to National Medical Products Administration;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“TGA” are to Therapeutic Goods Administration of Australia;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“U.S. GAAP” are to the generally accepted accounting principles of the United States.

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

Our reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries located in the United States and Hong Kong is U.S. dollars. The functional currency of the Company’s subsidiary located in Australia is AUD, and the functional currency of the Company’s subsidiary located in China is RMB. Unless otherwise noted, all translations from AUD to U.S. dollars and from U.S. dollars to AUD in this Annual Report are made at a rate of AUD0.6833 to US$1.00, and all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this Annual Report are at the rate of RMB7.082 to US$1.00. We make no representation that any AUD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or AUD, as the case may be, at any particular rate, or at all.

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

Any significant delays in, or an inability to, obtain regulatory approval and ultimately achieve commercial success for our existing and future product candidates in one or more jurisdictions would materially harm our business and we may not be able to generate enough revenues and cash flows to continue our operations, including delays due to COVID-19 or other pandemic could further materially harm our business. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

If we encounter delays or difficulties enrolling and retaining patients in our clinical trials, our clinical development progress and our receipt of necessary regulatory approvals could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that will remain in the study until its conclusion. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these studies as required by the FDA, the TGA, the NMPA, the EMA and any other applicable similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. If patients are unwilling to enroll in our clinical trials because of the COVID-19 or other pandemic and restrictions on travel or healthcare institution policies, negative publicity from adverse events related to the biopharmaceutical industry or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment could result in increased development costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

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

In addition, our clinical trials may compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, it is possible that the COVID-19 or other pandemic may have an impact on our enrollment. For example, government orders and site policies on account of the COVID-19 or other pandemic may result some patients unwilling or unable to travel to study sites, enroll in our studies or comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, or impact on the workforce of the third parties and CROs on which we rely could adversely impact our ability to conduct preclinical studies, enroll and retain patients in our clinical trials and conduct the clinical trials of our product candidates on expected timeframes or to complete such studies, and our ability to ultimately obtain regulatory approval. If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. As a result, the value of our Company could decline and our ability to obtain additional financing may be impaired.

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

We are currently conducting clinical trials, through third-party CROs, in multiple jurisdictions such as the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, Australia, Taiwan, Hong Kong and China, among others, and expect to further expand into other jurisdictions (see “Item 4. Information on the Company—B. Business Overview” beginning on page 76 for our current plans for future clinical trials). There are risks inherent in conducting clinical trials in multiple jurisdictions, which may subject us to delays and expenses, such as:

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

As is the case with pharmaceuticals generally, it is likely that there may be serious adverse, undesirable or unacceptable side effects caused by our product candidates that could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. Results of our future preclinical studies and clinical trials could reveal a high and unacceptable severity or prevalence of serious adverse events. In such an event, our studies could be suspended or terminated and the FDA, the TGA, the NMPA, the EMA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Adverse events related to our product candidates may affect patient recruitment or the ability of enrolled subjects to complete the study and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

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

In addition, problems may arise during the manufacturing process for a variety of reasons, including, but not limited to, equipment malfunction, failure to follow specific protocols and procedures, problems with (including shortage of) raw materials, global supply chain issues, delays related to the construction of new facilities or expansion of any future manufacturing facilities, including changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, increases in the prices of raw materials, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. For example, although we have not experienced material supply disruptions due to the COVID-19 pandemic, we cannot guarantee that we will not experience supply disruptions in the future due to any other pandemic, epidemic or other public health crises, natural catastrophe or other disasters. If problems arise during the production of a batch of future products, that batch of future products may have to be discarded and we may experience product shortages or incur added expenses. This, as well as problems that may arise during the manufacturing process, could, among other things, lead to significant additional costs and/or delays, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before such product is released to the market, recall and product liability costs may also be incurred.

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

Since our inception, our operations have consumed substantial amounts of cash. To date, we have financed our operations primarily through proceeds through our initial public offering, follow-on offering, warrants, an ATM offering program, the private placement of our convertible preferred stock, and the issuance of our convertible promissory notes. For the years ended December 31, 2021, 2022 and 2023, the net cash used in our operating activities was approximately US$7.5 million, US$11.5 million and US$29.8 million, respectively.

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

Our existing cash on hand will not be sufficient to enable us to meet our short-term obligations or long-term plans, including commercialization of clinical pipeline products, if approved, or initiation or completion of future clinical trials. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

●	the number of future product candidates that we pursue and their development requirements;
●	the scope, progress, timing, results and costs of discovering, researching and developing product candidates, and conducting preclinical studies and clinical trials;
●	the scope, prioritization and number of our research and development programs;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the cost of manufacturing our product candidates and any products we commercialize, including costs associated with expanding our supply chain;
●	the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval;
●	the cash received, if any, from commercial sales of any product candidates for which we receive regulatory approval;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such collaborations and arrangements;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	our headcount growth and associated costs;
●	the costs, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	resources required to develop and implement policies and processes to promote ongoing compliance with applicable healthcare laws and regulations;

●	the impact of COVID-19 or other pandemic on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
●	costs required to ensure that our and any of our partners’ business arrangements with third parties comply with applicable healthcare laws and regulations; and
●	the costs of operating as a public company in the United States.

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

We have incurred significant annual net operating losses in every year since our inception. We expect to continue to incur significant and increasing net operating losses for at least the next several years. Our net losses were approximately US$9.7 million, US$12.6 million and US$31.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated deficit of approximately US$71.5 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through private placements and the sale of our ADSs in our initial public offering. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

●	continue to develop and conduct clinical trials with respect to our lead product candidate, Tinlarebant;
●	initiate and continue research, preclinical and clinical development efforts for any future product candidates;
●	seek regulatory approvals for our product candidates;
●	commercialize our product candidates once we have obtained marketing approval;
●	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

●	hire additional clinical, operational, financial and administrative, quality control and scientific personnel;
●	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company;
●	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;
●	seek to identify additional product candidates and technologies;
●	obtain, maintain, expand and protect our intellectual property portfolio;
●	enforce and defend any intellectual property-related claims;
●	acquire or in-license other product candidates, intellectual property and technologies;
●	enter into out-licensing and co-development collaborations consistent with our global strategy;
●	add equipment and physical infrastructure to support our research and development;
●	incur setbacks or delays to the initiation or completion of preclinical studies, drug development and/or clinical trials; and
●	incur any disruption or delays to the supply of our product candidates.

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

As of December 31, 2021, 2022 and 2023, our subsidiaries had U.S. net operating loss carryforwards for federal and state tax purposes of approximately US$4.0 million, US$6.7 million, and US$5.0 million respectively. The federal net operating loss carryforwards of US$603 thousand incurred before January 1, 2018 will begin to expire in the years 2036 through 2037. The remaining US$3.0 million of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately US$1.4 million that will begin to expire in the years 2036 through 2038. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

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

Our success depends in large part on our ability to protect our proprietary technology and product candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of the Latest Practicable Date, our portfolio of owned, co-owned, and in-licensed patents consisted of 23 issued U.S. patents (inclusive of allowed applications), 6 pending U.S. patent applications, 21 issued foreign patents (inclusive of allowed applications) and 33 pending foreign patent applications, providing protection in the United States and China, among other regions. We seek to protect and intend to seek to protect the product candidates and technology that we consider commercially important by filing patent applications and requiring our licensor to file licensed patent applications in the United States, European Union, China, Japan, South Korea, Taiwan, Canada, Australia, India and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Our licensed and co-owned patents and pending patent applications have been generated through the use of U.S. government funding, and we may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Recently, the government released a draft framework that may be used by an agency when deciding to exercise its march-in rights for public comments, and as such, the framework for deciding when march-in rights are exercised may change. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

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

The COVID-19 or other pandemic may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our products and product candidates.

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

As of the Latest Practicable Date, we had one registered trademark in the United States, one registered trademark in EU, one registered trademark in the United Kingdom, three registered trademarks in China, one registered trademark in Hong Kong, one registered trademark in Japan, and one registered trademark in Canada. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

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

For the year ended December 31, 2023, no material weaknesses and significant deficiencies were identified in our internal control over financial reporting by us and our independent registered public accounting firm. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of formal policies and procedures to establish risk assessment process and internal control framework.

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

As of December 31, 2023 our research and development team has expanded to thirteen employees, among which eight employees are responsible for our clinical operations. We now only occasionally consult with a few employees of our ultimate controlling shareholder to advise on some of the clinical operations of our Company. In order to execute our business plans, we expect that we will need to significantly increase the number of our employees and consultants and the scope of our operations, particularly in the areas of research and development, regulatory affairs and business development. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business.

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

We lease properties for our offices and laboratories. See “Item 4. Information on the Company—D. Property, Plant and Equipment” beginning on page 131 for more details of our leased properties. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

For example, the COVID-19 pandemic caused many governments to implement measures to slow the spread of the outbreak through quarantines, strict travel restrictions, heightened border scrutiny, and other measures. The outbreak and government measures taken in response had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages occurred; supply chains disrupted; facilities and production suspended; and demand for certain goods and services, such as medical services and supplies, spiked, while demand for other goods and services, such as travel, fallen.

We also may face disruptions as a result of the COVID-19 or other pandemic that affect our ability to procure items that are essential for our research and development activities, including, for example, raw materials used in the manufacturing of our product candidates and laboratory and clinical supplies for our clinical trials. If we experience supply issues, our clinical trial plans and business operations could be adversely affected.

The response to the COVID-19 or other pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and in obtaining regulatory approvals due to measures intended to limit in-person interactions which could adversely impact the ability of regulatory authorities to take all steps needed to grant regulatory approval and could cause regulatory authorities to defer action on our regulatory submissions, including limitations or delays of inspections of facilities by regulatory authorities, which may impact approval timelines.

Any negative impact that the COVID-19 or other pandemic has on recruiting or retaining patients in our clinical trials or on the ability of our suppliers to provide materials for our product candidates could cause additional delays to clinical trial activities, which could materially and adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, affect our ability to raise additional capital, and have a material adverse effect on our financial results.

The extent to which the COVID-19 pandemic or other epidemics or pandemics may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the severity of the COVID-19 or other pandemic or the effectiveness of actions to contain and treat the COVID-19 or other pandemic, particularly in the United States and other geographies where we or our third party suppliers, clinical trial sites, CROs and CMOs operate. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, our results of operations and financial condition.

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

We have adopted the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, and the 2022 Performance Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We have terminated the authority to grant additional awards under the 2020 Share Incentive Plan and all future awards will be granted under the 2022 Performance Incentive Plan. As of the Latest Practicable Date, options to purchase a total of 1,593,389 and 2,691,032 ordinary shares have been granted and are outstanding under the 2020 Share Incentive Plan and the 2022 Performance Incentive Plan. As of the Latest Practicable Date, no award has been granted or is outstanding under the 2022 Performance Incentive Plan. See “Item 6. Directors, Senior Management and Employees—Compensation—Share Incentive Plans”.

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

Our available cash and cash equivalents are held in our operating accounts with or managed by reputable financial institutions. The amount of cash in our operating accounts exceeds the FDIC insurance limits. While we monitor our accounts regularly and adjust our balances as appropriate, our access to these accounts could be negatively impacted if the underlying financial institutions fail, become insolvent, or subject to other adverse conditions in the financial markets. The operations of U.S. and global financial services institutions are interconnected and the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known. To date, we have not experienced any losses on cash or deposits held in our operating accounts; however, we can provide no assurances that access to our cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

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

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical studies. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the impacts of COVID-19 or other pandemic on their operations, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

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

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, our drug raw materials for our manufacturing activities are supplied by multi-source suppliers and we entered into long-term capacity arrangements with one of our suppliers. We believe our suppliers have sufficient capacity to meet our demands for drug materials. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted or if the costs of such drug materials were to significantly increase, our business would be materially harmed. For example, the COVID-19 or other pandemic could have a broad impact on the production and supplies of active ingredients or other raw materials and result in a potential shortage of supply. If we or our third-party manufacturers experience a shortage in supply of active ingredients or other raw materials, whether due to COVID-19 or otherwise, we may not be able to continue to supply adequate levels of our drugs to our customers, which would have a negative impact on our business and results of operations.

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

Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report included in our registration statement on Form F-1 filed with and subsequently declared effective by the SEC on April 28, 2021, and our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), both as independent registered public accounting firms with the PCAOB and are headquartered in New York, New York, are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Both Friedman and Marcum have been inspected by PCAOB on a regular basis, and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in China and Hong Kong in the future and states that it has already resumed regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

As of the Latest Practicable Date, our principal shareholder, Lin Bioscience International Ltd., beneficially owned approximately 57.46% of our outstanding ordinary shares. As a result of significant share ownership position in our Company, our principal shareholder could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions, strategic collaborations or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and reducing the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

The trading price of our ADSs ranged from US$8.87 to US$48.01 per ADS since the listing of ADS on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including as a result of short selling by institutional and retail investors. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchased your ADSs and you may lose some or all of your investment.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 13,887,404 ADSs (equivalent to 13,887,404 ordinary shares) outstanding as of the Latest Practicable Date. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. We would lose our foreign private issuer status if, for example, as of the applicable determination date, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on June 30, 2024, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not otherwise incur as a foreign private issuer.

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

We expect to be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors of our ADSs or ordinary shares.

Based on current estimates of our gross income and the value of our gross assets (including goodwill) and the manner in which we conduct our business, while we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2023, we expect that we may be a PFIC for the current taxable year.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (after taking into account the income and assets of subsidiaries in which it owns at least a 25% interest by value), (i) at least 75% of its gross income is “passive” income, such as interest and income from financial investments (the “income test”) or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash and cash equivalents (such as bank deposits) will count as passive assets, and goodwill should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. For instance, we could be a PFIC for any taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents, or if the gross income that we and our subsidiaries earn from investing the portion of cash raised in our initial public offering is substantial in comparison with the gross income from our business operation.

If we are treated as a PFIC for any taxable year, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements.

Because we believe we may be a PFIC for the current taxable year, we expect to provide information necessary for our shareholders to make a qualified electing fund election (“QEF Election”) with respect to us for the current taxable year on our website (https://belitebio.com/). A U.S. holder that makes a QEF Election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make distributions. We will endeavor to provide to you, for each taxable year that we are or may be a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF Election with respect to us. Alternatively, a U.S. holder may be able to make a mark-to-market election, assuming that our shares constitute “marketable” securities under the Code, which generally avoids the adverse consequences of PFIC status discussed above, but would require a U.S. holder to annually report as ordinary income any increase in value of our shares during the year (as well as generally allowing deductions for any decrease in the value of our shares).

Further, if we are determined to be a PFIC, U.S. holders will generally be treated as owning a proportionate amount (by value) of shares owned by us in any of our direct or indirect subsidiaries that are also PFICs, each a lower-tier PFIC, and will be subject to similar adverse rules with respect to distributions from, or dispositions of, such lower-tier PFICs, in each case as if such U.S. holder held such shares directly (even if such U.S. holder does not receive the proceeds of such distributions or dispositions directly). We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. However, there can be no assurance we will have timely knowledge of the status of any such lower-tier PFIC.

U.S. investors should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our ADSs or ordinary shares, including the availability and the advisability of making a QEF Election or a mark to market election with respect to us, and the application of the PFIC rules to any of our subsidiaries. See “Item 10. Additional Information—United States Federal Income Tax Considerations — Passive Foreign Investment Company” for further information.

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

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 150,000 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

In June 2023, we completed a follow-on offering of (i) 2,000,000 ADSs, each representing one ordinary share of our Company, par value $0.0001 per share, for an aggregate proceeds of US$30 million and (ii) warrants to purchase 2,000,000 ordinary shares of our Company, with an exercise period of five year at an exercise price of US$18.00 per share. As of the date of this Annual Report, warrants to purchase 894,022 ADSs remain outstanding and exercisable as of the date of this Annual Report.

On June 16, 2023, we entered into a Sales Agreement with SVB Securities LLC and Cantor Fitzgerald & Co. (collectively, the “Sales Agents”) in connection with the offer and sale from time to time through an “at-the-market offering” (ATM) program, with SVB Securities LLC and Cantor Fitzgerald & Co. as sales agents, ordinary shares of our Company represented by ADSs of an aggregate offering price up to US$100 million. The Sales Agreement provided for the Company to pay SVB Securities LLC and Cantor Fitzgerald & Co. a commission of 3.0% of the aggregate gross proceeds from each sale of ADSs occurring pursuant to the Sales Agreement. The offer and sale of ADSs in the ATM offering were made pursuant to the Company’s shelf registration statement on Form F-3 that was declared effective by the SEC on May 30, 2023, the base prospectus contained therein dated May 30, 2023, and a prospectus supplement related to the ATM offering dated June 16, 2023. We sold 731,843 ADSs through the ATM program and received net proceeds from such sales of US$27.4 million as of December 31, 2023.

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

B.Business Overview

Overview

We are a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases which have significant unmet medical needs such as (i) atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy (GA) in advanced dry AMD, and (ii) autosomal recessive Stargardt disease type 1, or STGD1, both of which cause progressive loss of vision leading to permanent blindness. Our drug development pipeline also includes a small molecule, orally administered compound which is intended for the treatment of metabolic diseases such as non-alcoholic fatty liver disease, or NAFLD, nonalcoholic steatohepatitis, or NASH, type 2 diabetes, or T2D, and gout.

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

In both STGD1 and GA, the accumulation of bisretinoid toxins has been implicated in progression of retinal disease. Bisretinoids are derived from circulating retinol. As a result, it is hypothesized that reduction of retinol delivery to the eye may reduce bisretinoid accumulation and slow disease progression in STGD1 and GA patients.

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

To support the clinical development of Tinlarebant in STGD1, following completion of the foregoing studies, an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 subjects was initiated in Australia and Taiwan. The study design includes two portions: the Phase 1b portion was a 1-month dose finding study which enrolled 11 adolescent STGD1 subjects; and the Phase 2 portion is a 2-year extension of the Phase 1b portion in which the 11 STGD1 subjects participating in Phase 1b rolled over into the Phase 2 portion. Two additional adolescent STGD1 subjects were enrolled, giving a total of 13 adolescent STGD1 subjects, in the Phase 2 study. The PD data from the Phase 1b portion has shown that during the repeat dosing, Tinlarebant can achieve a sustained mean RBP4 reduction of over 70%, relative to baseline values. For the Phase 2 portion of this study, we have obtained 24-month treatment data which we believe show sustained lower definitely decreased autofluorescence, or DDAF, lesion growth. See “—Phase 1b/2 Clinical Trial in STGD1” below for more information.

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects. See “—Phase 3 Clinical Trial in STGD1” below for more information. We may also consider to initiate additional clinical studies in adolescent STGD1 patients with an aim to facilitate our future NDA applications in Japan or other jurisdictions where local regulatory authorities require subjects under specific demographic/category be covered, or as our management team considers necessary and appropriate.

To support the clinical development of Tinlarebant in GA, in addition to the foregoing Phase 1studies completed as of mid-2020, we have also recently completed a Phase 1b dose-finding study in aged healthy adults to determine the appropriate dose for subjects with similar age and body mass index as GA patients. This study was an open-label, parallel, single-dose, clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. We identified a dose that we believe produces the desired PD effect against RBP4.

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. This study is designed to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD. Following the IND amendment submitted to FDA in January 2023, we have randomized the first subject in this Phase 3 study, named “PHOENIX”, in July 2023. PHOENIX was a multicenter, randomized, double‑masked, placebo-controlled study. See “—Phase 3 Clinical Trial in Geographic Atrophy” below for more information.

STGD1 is a rare monogenetic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A byproducts or by-products known as bisretinoids and cellular debris, or lipofuscin, which precedes the death of retinal tissue and loss of vision. Although an orphan disease, STGD1 is the most common juvenile macular degeneration. Dry AMD is a heterogenous condition that arises from a complex interplay between age, genetics and environmental factors, such as diet and smoking, but has a pathology and course of disease that strongly resembles that of STGD1, particularly in intermediate and advanced stages. Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. Therefore, if approved, Tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

In May 2022, Tinlarebant received Fast Track designation for the treatment of STGD1 in the United States.

In September 2017, Tinlarebant received orphan drug designation for the treatment of STGD1 in the United States, which entitles it to market exclusivity such that the U.S. Food and Drug Administration, or FDA, may not approve any other applications for the same product for the same indication for 7 years, except in very limited circumstances. See “—Regulations — U.S. Regulation — NDA Submission and Review — Orphan Drug Designation and Exclusivity” for more information. Tinlarebant has also received orphan designation for the treatment of STGD1 in Europe, which entitles it to a 10-year period of market exclusivity, which may be reduced in certain circumstances. During this market exclusivity period, neither the European Medicines Agency, or EMA, nor the European Commission or member states can accept an application for, or grant a marketing authorization for, a “similar medicinal product.” See “—Regulations — European Regulation —  Orphan Designation and Exclusivity” for more information. Additionally, Tinlarebant received orphan drug designation for the treatment of STGD1 in Japan in February 2024. This entitles it for up to a 10-year re-examination period, which works similarly as to a market exclusivity period for an existing drug. See “—Regulations — Japan Regulation —  Orphan Drug Designation” for more information.

In addition, Tinlarebant has received rare pediatric disease designation in the United States and may be eligible for a priority review voucher. A priority review voucher may be awarded to a sponsor if it develops a drug for a rare pediatric disease and the drug is approved. The priority review voucher allows the sponsor of a subsequent NDA or Biologic License Application for any product candidate to expedite the FDA’s review goal from 10 months to 6 months. The priority review voucher may be sold to other companies that seek to expedite drug reviews. See “—Regulations — U.S. Regulation — NDA Submission and Review — Rare Pediatric Disease Designation and Priority Review Vouchers” for more information. In the last three years, priority review vouchers have sold in a medium price of approximately US$103 million. In the event that we or a sublicensee chooses to sell a priority review voucher, we or such sublicensee would be obligated to pay Columbia University a percentage of revenue in the low double-digits that we or such sublicensee receives from any such sale pursuant to the Columbia License Agreement. In the event that we or a sublicensee does not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. See “ —  Intellectual Property — Patents — Patent License Agreement with The Trustees of Columbia University in the City of New York” for more information.

Tinlarebant was selected by the National Institute of Health (NIH) Blueprint Neurotherapeutics Network (BPN) in 2011 as a promising drug candidate for treating dry AMD. The BPN was launched in 2004 to foster small-molecule neurotherapeutic development, bringing together a unique blend of grant dollars, industry-standard scientific expertise, and contract resources under a milestone-driven cooperative agreement program. The BPN criteria for selection of clinical drug candidates are based on multiple features of an applicant’s drug development program including the following: 1) strong biological rationale, 2) novel target for the disease, 3) strong data linking target to disease, 4) demonstration of preclinical pharmacodynamic effect and efficacy, 5) feasible path to clinic, and 6) IP free of roadblocks. Tinlarebant was funded by BPN from early discovery through Phase 1 SAD clinical trial in the United States.

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

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. In GA, there are three other U.S.-based companies advancing treatments, with one company currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

The Phase 1b portion was a dose-finding study designed to determine the optimal dose of Tinlarebant and to evaluate safety, tolerability, PK and PD in adolescent STGD1 subjects for a treatment period of 2 cycles of 14-day daily dosing of Tinlarebant (28 days of daily treatment) and a 14-day follow-up period. A daily dose which is effective to produce a mean RBP4 reduction of over 70%, relative to baseline values, was identified.

For the Phase 2 portion of this study, we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data continues to demonstrate Tinlarebant’s safety profile and show a sustained lower DDAF lesion growth compared to ProgStar participants over the two-year treatment period. Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of Tinlarebant treatment. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between Tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in Tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18 ) were included in the analysis due to one subject having ungradable screening FAF data

1. Strauss RW, Ho A, Muñoz B, et al. ProgStar Report No. 1. Ophthalmology. 2016;123(4):817-28.

2. Strauss RW, Muñoz B, Ho A, et al. ProgStar Report No. 9. JAMA Ophthalmol. 2017; 135(11):1232-1241.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. This study consists of a screening period, a treatment period of 2 years, and a follow-up period. During our Type C meeting with FDA on March 27, 2023, we have confirmed with FDA that at least 90 subjects aged between 12 to 20 will be targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the DRAGON trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. As of the Latest Practicable Date, we have completed enrollment and enrolled 104 subjects for this trial. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. PHOENIX is a multicenter, randomized, double‑masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in GA subjects.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period. Approximately 430 subjects are targeted for enrollment with a 2:1 randomization (active:placebo). The primary end point in the PHOENIX trial will be based upon the slowing of atrophic lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. The first subject of this study was enrolled in July 2023. As of the Latest Practicable Date, we have enrolled 56 subjects for this trial. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

NAFLD occurs when an excess accumulation of fat damages the liver. Based on the data published by the Population Division of United Nations, we believe it is estimated that approximately 1.8 billion adult patients suffer from NAFLD worldwide. Over time, the liver damage and the associated inflammation can lead to the development of NASH, which impacts an estimate of more than 9 million adult patients in the United States alone. As the disease progresses, it can lead to cirrhosis and eventually, complete liver failure. NAFLD and NASH are a growing unmet need for which no FDA-approved treatments are currently available.

T2D is a chronic disease that occurs when the body cannot effectively use insulin, the hormone that regulates blood sugar levels. The health impact of T2D is profound, potentially causing damage to the eyes, heart, blood vessels, kidneys, and nerves. According to International Diabetes Federation, T2D is on the rise, with approximately 536 million adult patients globally in 2021.

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

The following table summarizes key information about our clinical program for Tinlarebant:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
STGD1	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Adolescent patients with STGD1	Completed
	Phase 2 trial	Adolescent patients with STGD1	Obtained 24-month data
	Phase 3 trial	Adolescent patients with STGD1	Ongoing
GA	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Healthy adult subjects	Completed
	Phase 3 trial	Patients with GA associated with dry AMD	Ongoing

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

Clinical Development

As of the Latest Practicable Date, we have completed enrollment for our Phase 3 clinical trial in adolescent STGD1 subjects from the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. We have obtained 24-month data of our Phase 2 clinical trial of Tinlarebant in adolescent STGD1 subjects. Previously, we completed a Phase 1b clinical trial of Tinlarebant in adolescent STGD1 subjects in late 2021 and two Phase 1 clinical trials of Tinlarebant in healthy adult subjects in mid 2020.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This study, which is a multi-center, randomized, double masked, placebo controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. This study consists of a screening period, a treatment period of 2 years, and a follow-up period. During our Type C meeting with FDA on March 27, 2023, we have confirmed with FDA that at least 90 subjects aged between 12 to 20 will be targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the DRAGON trial will be based upon the slowing of DDAF lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. As of the Latest Practicable Date, we have enrolled 104 subjects for this trial. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

Phase 1b/2 Clinical Trial in STGD1

We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. The study design includes two portions: Phase 1b and Phase 2. We have completed the Phase 1b portion of this study in 11 adolescent STGD1 subjects which has extended into a two-year, Phase 2 study with 13 adolescent STGD1 subjects in Australia and Taiwan. The expected enrollment of this study was 10 subjects. As of the Latest Practicable Date, data is available for the 11 subjects who have completed the Phase 1b portion and for the 12 subjects who have completed the 24-month of treatment.

The Phase 1b portion is a dose-finding study designed to determine the optimal dose of Tinlarebant and to evaluate safety, tolerability, PK and PD in adolescent STGD1 patients for a treatment period of 2 cycles of 14-day daily dosing of Tinlarebant (28 days of daily treatment) and a 14-day follow-up period. The Phase 2 portion consists of a 2-year treatment period with a follow-up period of one month. In the Phase 2 portion of the study, in addition to monitoring the safety and tolerability, we aimed to monitor PK and PD biomarkers (RBP4 and retinol) and the effects of treatment using various retinal imaging modalities (including DDAF, QDAF, SD-OCT, and microperimetry), change in BCVA, and the relationship between the change in RBP4 levels and rate of lesion growth. Furthermore, a Safety Review Committee, or SRC, and an independent Data and Safety Monitoring Board, or DSMB, were formed to monitor the Phase 1b portion of this study to evaluate all the safety, toxicity, and dose response data and provide recommendations for the appropriate dose to be used for Phase 2. The DSMB monitored the safety and efficacy trends throughout the Phase 2 study.

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

For the Phase 2 portion of this study, we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data continues to demonstrate Tinlarebant’s safety profile and show a sustained lower DDAF lesion growth compared to ProgStar participants over the two-year treatment period. Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of Tinlarebant treatment. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between Tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in Tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18 ) were included in the analysis due to one subject having ungradable screening FAF data

1. Strauss RW, Ho A, Muñoz B, et al. ProgStar Report No. 1. Ophthalmology. 2016;123(4):817-28.

2. Strauss RW, Muñoz B, Ho A, et al. ProgStar Report No. 9. JAMA Ophthalmol. 2017; 135(11):1232-1241.

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

Frequency
Adverse Events	Severity	(#Subjects)
Xanthopsia/Chromatopsia	Mild	7/11
Delayed Dark Adaptation (DDA)	Mild	7/11
Night Vision Impairment	Mild	1/11

Phase 2 Safety Results

Frequency
Adverse Events	Severity	(#Subjects)
Xanthopsia/Chromatopsia	Mild	10/13
Delayed Dark Adaptation (DDA)	Mild	9/13
Night Vision Impairment	Mild	1/13
Increasing error score on FM100	Mild	1/13
Intermittent headaches	Mild	2/13

The 24 - month safety results of the Phase 2 study shows that the only definitely and probably drug-related adverse events reported were DDA, reported by 9 of 13 subjects (or 69.2%), xanthopsia/chromatopsia, reported by 10 of 13 subjects (or 76.9%), night vision impairment, reported by 1 of 13 subjects (or 7.7%), increasing error score on FM100 test (a test of color vision and color perception), reported by 1 of 13 subjects (or 7.7%), and intermittent headaches, reported by 2 out of 13subjects (or 15.4%), and were all graded as mild. No deaths nor serious or severe adverse events were reported. In addition, there were no clinically significant findings related to vital signs, physical exams, or ECGs.

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

Clinical Development

In January 2023, we have completed a Phase 1b dose-finding study in healthy adult subjects in Australia, which was an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in 15 healthy adult subjects aged between 50 to 85.

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX” as of the Latest Practicable Date. PHOENIX is a multicenter, randomized, double‑masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in GA subjects.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period. Approximately 430 subjects are targeted for enrollment in this study with a 2:1 randomization (active:placebo). The primary end point in the PHOENIX trial will be based upon the slowing of atrophic lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis of efficacy and safety is expected to be conducted at the mid-point of the study. The first subject of this study was enrolled in July 2023. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

Manufacturing and Supply

We currently rely on high-quality contract manufacturers to help produce preclinical and clinical supplies of our product candidate. We have assembled a seasoned internal team with deep experience in the field of chemistry to drive and help monitor our CMO processes and any external scale-up manufacturing. Our internal team monitors the manufacturing activities of research and development study material at our contract manufacturers to ensure compliance with local and international cGMP and applicable regulations. The current manufacturing processes have been scaled up to support manufacturing of NDA submission batches.

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

Patents

We have developed our lead product candidate, Tinlarebant (a/k/a LBS-008), based on technology that we have exclusively licensed from the Trustees of Columbia University in the City of New York, or Columbia University, pursuant to a license agreement with Columbia University that was assigned to us from Lin Bioscience International Ltd., our principal shareholder. The license agreement has been amended five times, most recently as of February 4, 2022. As of the Latest Practicable Date, the intellectual property in-licensed under our license agreement with Columbia University, including co-owned patents and patent applications, includes 14 active patent families, which encompasses 23 issued U.S. patents (inclusive of allowed applications) and 5 pending U.S. patent applications, including original filings, continuations and divisional applications. The families also include numerous foreign counterparts, with claims granted or pending in Europe, China, Japan, South Korea, Australia and elsewhere. These licensed patent rights relate to methods of use, manufacture and compositions of matter and include issued patents with claims that recite a class of compounds directed to covering our lead compound, Tinlarebant, and specifically recite Tinlarebant. In terms of our key family of composition of matter patents, these include compounds of Tinlarebant and LBS-009, and structurally similar derivatives, along with their methods of use in ophthalmic and metabolic indications. These issued patents covering Tinlarebant and LBS-009 are expected to expire between 2034 and 2035, absent any patent term extensions.

In addition to the intellectual property licensed from Columbia University, as of the Latest Practicable Date, we own and co-own six active patent families, which encompasses five issued U.S. patents (inclusive of allowed applications) and three pending U.S. patent applications, including provisional filings. These patent families also contain numerous foreign counterparts, with claims granted or pending in Europe, China, South Korea, Australia, Japan, India, Taiwan and elsewhere. These patent rights relate to methods of use, formulations, companion diagnostics, and methods for assessing visual function. Any patents issued from these patent applications are expected to expire between 2038 and 2043, absent any patent term adjustments or extensions.

In-licensed Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
1	Utility – Methods of Use	U.S. Europe Japan	N.A.	11/22/2031	Yes
2	Utility – Methods of Use	U.S.	N.A.	04/30/2033	Yes
3	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional #1 U.S. Divisional #2 (allowed) Europe Europe Divisional Hong Kong	U.S. Continuation	03/13/2034	Yes
4	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation #1 U.S. Continuation #2 Europe	N.A.	03/13/2034	Yes
5	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional	N.A.	03/13/2034	Yes
6	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation	N.A.	03/13/2034	Yes
7	Utility – Manufacture and Composition of Matter

U.S.
U.S. Continuation #1
U.S. Continuation #2
U.S. Continuation #3
U.S. Continuation #4
U.S. Continuation #5
Europe

Australia

India

Mexico

Japan

Philippines

China

China Divisional Singapore

Indonesia

South Korea

Hong Kong

Canada

Brazil

New Zealand (allowed)

			U.S. Continuation #6 Malaysia Thailand Europe Divisional	04/29/2035	Yes
8	Utility – Methods of Use	N.A.	U.S. Europe Hong Kong China	08/01/2039	Yes

Co-owned Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
9	Utility – Methods of Use	U.S. U.S Divisional #1 U.S. Divisional #2 (allowed)	Europe Taiwan Hong Kong	06/14/2038	Yes

Belite-owned Patents or Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
10	Utility – Methods of Use	U.S.	U.S. Continuation Europe Taiwan Hong Kong	06/14/2038	No
11	Utility – Formulations	U.S. Track One (allowed)	U.S. Europe Australia Canada China India Israel Japan South Korea Singapore Taiwan Hong Kong	07/06/2040	No
12	Utility – Companion Diagnostics	N.A.	U.S. Europe Taiwan China Australia Japan Korea	05/20/2042	No
13	Utility – Formulation	N.A.	PCT Taiwan	11/22/2042	No
14	Utility – Assessing Visual Function	N.A.	PCT	04/11/2043	No

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

Under the Columbia License Agreement, we paid a one-time license fee of US$2.5 million in connection with the execution thereof. We will be obligated to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. From inception through December 31, 2023, we have made a payment of US$1 million to Columbia University resulting from the Columbia License Agreement, which was triggered by the completion of our Phase 1 clinical trial. We believe we are in compliance with the terms of the license.

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

Trademarks and domain names

As of the Latest Practicable Date, we had one registered trademark in the United States, one registered trademark in EU, one registered trademark in the United Kingdom, three registered trademarks in China, one registered trademark in Hong Kong, one registered trademark in Japan, and one registered trademark in Canada. We did not have any trademark applications pending elsewhere around the world.

As of the date of December 31, 2023, we have registered the following domain names: tinlarebant.com, tinlarebant.net, tinlarebant.org, belitebio.com, and belitebio.com.tw.

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

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. In GA, there are three other U.S.-based companies advancing treatments, with one company currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

For purposes of drug approval, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

●	Phase 1: The investigational product is initially introduced into a small number of healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans and the side effects associated with increasing doses. These studies may also yield early evidence of effectiveness.
●	Phase 2: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.
●	Phase 3: The investigational product is administered to an expanded patient population generally at multiple geographically dispersed clinical trial sites to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to generate sufficient data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval by the FDA and labeling of the drug product.

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

Additional benefits of an orphan drug designation include a tax credit of 25% of the qualified clinical testing expenses for the relevant taxable year, and a waiver of the Prescription Drug User Fee Act, or PDUFA, application fee (which was approximately US$4.05 million for fiscal year 2024 if the application requires clinical data) unless the application also includes a non - orphan indication. Further, post - approval, it is possible to obtain a waiver of PDUFA annual program user fees for a given year (approximately US$417 thousand for fiscal year 2024) provided that the drug meets public health requirements applied to requests for waivers, and the drug is owned or licensed and is marketed by a company that has less than US$50 million in gross worldwide revenue.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FDCA, the FDA incentivizes the development of drugs that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Also, the FDA may revoke any rare pediatric disease priority review voucher if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within the 365-day period beginning on the date of the approval. Congress has extended the PRV program through September 30, 2026, with the potential for PRVs to be granted after September 30, 2026. Reauthorization of PRV programs is not guaranteed, as evidenced by Congress’s recent decision to let a different PRV program (for medical countermeasures) lapse on September 30, 2023.

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

Patent Listing and the Orange Book

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each drug substance, drug product, and method-of-use patent whose claims cover the NDA drug product. Upon approval of the NDA, each of the patents listed in the application for the drug is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors as reference listed drugs, or RLD, in support of approval of an abbreviated new drug application, or ANDA, or 505(b)(2) NDA which relies upon the RLD’s approval to support its own. In some cases, the basis for listing patents may be challenged by third parties, such as recent actions by the Federal Trade Commission (“FTC”) challenging the accuracy or relevance of certain listed patents to address what FTC considers to be anticompetitive Orange Book listing practices.

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

If the applicant does not challenge the listed patents, the ANDA or 505(b)(2) NDA will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of (i) 30 months (or, if the RLD is an NCE, and the patent infringement lawsuit is brought during the fifth year of NCE exclusivity, 7 ½ years from the date of the RLD’s approval), or such shorter or longer period as the court may order because either party to the action failed to reasonably cooperate in expediting the lawsuit; (ii) expiration of the patent; (iii) settlement of the lawsuit; or (iv) a decision in the infringement case that is favorable to the ANDA or 505(b)(2) NDA applicant.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, clinical trial sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these clinical trials after completion if the product candidate is ultimately approved, and disclosure of the results of these clinical trials will be delayed until such approval. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of ongoing development programs.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through the first 6 months of 2032 unless additional Congressional action is taken. These reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, and phased-in again on April 1, 2022 (between April 1, 2022 and June 30, 2022, a 1% cut took effect, with a 2% cut in place for the remainder of 2022). The Consolidated Appropriations Act of 2023 partially mitigated more severe Medicare pay cuts previously scheduled to begin on January 1, 2023; physician payment rates were reduced by 2% in 2023, and were reduced by 3.4% in 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Another potential area of further healthcare reform is the 340B Drug Pricing Program, which was created by Congress in 1992 to “stretch scarce Federal resources as far as possible, reaching more eligible patients and providing more comprehensive services.” Drug manufacturers are incentivized to participate in this program as any manufacturer who wants their medication covered by Medicaid must also provide a discount to 340B covered entities, which includes a variety of healthcare entities that must abide by certain eligibility criteria in order to participate. This program requires drug manufacturers to provide outpatient drugs to eligible entities at a significantly discounted price which can result in savings between 20-50% or more.

Growth of the 340B program has continued to accelerate as more entities participate in the program and, thus, more patients qualify for 340B drugs. The value of the drug purchases by covered entities through the 340B program has grown exponentially year-over-year, with 2022 data indicating that discounted drugs purchased through the 340B program reached approximately US$53.7 billion annually. In the last decade drug manufacturers have opposed the 340B program publicly, as the program has experienced significant growth which corresponds to greater lost revenue potential for the manufacturers. There is a high degree of legal, legislative and public scrutiny as manufacturers have challenged some aggressive covered entity practices in litigation (with mixed success) and legislative reform proposals seek great transparency and accountability by the participating entities. Nonetheless, there is general industry consensus that the program will remain available in the long-term and there is a reasonable expectation that it will continue to have a material impact on the financial performance of manufacturers as program growth further erodes manufacturer revenue.

European Regulation

Government Regulation and Product Approval

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The process governing approval of biological medicinal products in the European Union and the United Kingdom generally follows the same principles as in the United States. Such products are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels.

Clinical Trial Approval

Similar to the United States, the various phases of non-clinical and clinical research in the European Union and the United Kingdom are subject to significant regulatory controls.

Pursuant to the Clinical Trials Regulation EU 536/2014 (“CTR”), a system for the approval and conduct of clinical trials in the European Union has been implemented. Under this new system, an applicant must submit one online application via a single online platform known as the Clinical Trials Information System (“CTIS”) for approval to run a clinical trial in several European Union member states. This system was optional for new clinical trials applied for between January 31, 2022 and January 31, 2023, and is compulsory for all new clinical trials submitted after January 31, 2023. Furthermore, the applicant may only start a clinical trial at a specific site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the CTR and further detailed in applicable guidance documents.

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

Data and Marketing Exclusivity

The European Union also provides opportunities for data and market exclusivity. Upon receiving marketing authorization in the European Union, an innovative medicinal product will generally receive eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents the regulatory authorities from accepting MAAs from generic, hybrid abridged or biosimilar applicants seeking to rely on the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic, hybrid abridged or biosimilar marketing authorization in the European Union for a period of eight years from the date on which the reference product was first authorized in the European Union. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced and relied on, but no generic or biosimilar product can be marketed until the expiration of the additional two-year market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package including preclinical tests and clinical trials.

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

Orphan Designation and Exclusivity

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan medicine leads to a ten-year period of market exclusivity. During this market exclusivity period, it is not permissible for the EMA, the European Commission or any member state to accept an application for, or grant a marketing authorization for, the same or a “similar medicinal product”, unless a derogation applies. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

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

However, post-Brexit, the UK Government is free to adopt laws that could diverge from the laws in the European Union. This could materially impact the future regulatory regime which applies to products and the approval of product candidates in Great Britain. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. In the meantime, the Medicines and Healthcare products Regulatory Agency, the UK medicines and medical devices regulator, has published detailed guidance for industry and organizations.

Pricing and Reimbursement Environment

Even if a medicinal product obtains a marketing authorization in the European Union or the United Kingdom, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. Pricing and reimbursement of medicines is a matter reserved to individual countries. Each country is free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of medicinal products for human use. Each country may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, rebates, caps and reference pricing mechanisms.

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

Non-Clinical Research

In 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on in July 2017, to improve the quality of non-clinical research, and began conducting the Good Laboratories Practice certification program. Pursuant to the Circular on Administrative Measures for Certification of GLP for Non-clinical Laboratory issued by the NMPA in April 2007, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities are in charge of the daily supervision of non-clinical research institutions. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A GLP Certification will be issued by the NMPA if all the relevant requirements are satisfied, and such certification will be published on the NMPA’s website. In January 2023, the NMPA promulgated the amended the Administrative Measures for Certification of GLP for Non-clinical Laboratory, the Amended Administrative Measures, which became effective on July 1, 2023. Pursuant to the Amended Administrative Measures, A GLP Certification will be valid for five years and the GLP institution shall submit a renewal application before the expiration of GLP Certificate.

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

Japan Regulation

Manufacturers and sellers of drugs, quasi-drugs, cosmetics, medical devices and regenerative medical products (collectively the “Designated Products”) in Japan are subject to the supervision of the Minister of Health, Labor and Welfare, or MHLW, primarily under the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices of Japan, or the Pharmaceutical Act.

Under the Pharmaceutical Act, a person is required to obtain from MHLW the relevant licenses in order to conduct the business of manufacturing, marketing or selling Designated Products.

Applications for the market authorization of new products are made through the Pharmaceuticals and Medical Devices Agency, or the PMDA, to MHLW or – in the case of certain pharmaceuticals and all medical devices (other than medical devices with a GHTF classification of class IV) – to the relevant prefectural government or a particular registered certification body. The data of results of clinical trials and other pertinent data must be attached to an application for market authorization. If the drugs, medical devices or regenerative medical products under application are of types designated by ministerial ordinance of the MHLW, the attached data mentioned above must be obtained in compliance with the standards established by MHLW, such as the Good Laboratory Practice (the “GLP”) and the Good Clinical Practice (the “GCP”). Once an application for market authorization is submitted, a review team is formed, which consists of specialized officials of the PMDA, including chemistry/manufacturing, non-clinical, clinical, and biostatistics. Team evaluation results are passed to the PMDA’s external experts, who then report back to the PMDA. After a further team evaluation, a report is provided to MHLW; MHLW makes a final determination for market authorization after obtaining an opinion from the Pharmaceutical Affairs and Food Sanitation Council, or PAFSC. Before granting market authorization, PMDA conducts a review to determine whether or not the product in the application is suitable as a drug to be distributed by a person who has obtained a marketing business license for the type of drug concerned, and to confirm that the product has been manufactured in a plant compliant with Good Manufacturing Practice.

With respect to prescription drugs, once the MHLW has approved the application for market authorization, the company can make the new drug available for physicians to prescribe. After that, the MHLW lists its NHI price within 60 days (or 90 days at the latest) after the market authorization is granted, and physicians can obtain reimbursement. For some medications, the MHLW requires additional post‑marketing studies (Phase IV) to further evaluate safety and/or to gather information concerning the quality, efficacy, and safety of the product under specified conditions. The MHLW also requires the drug’s sponsor to submit periodic safety update reports. Within three months from the specified re‑examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re‑examination application to enable the drug’s quality, efficacy, and safety to be reassessed against approved labeling by the PMDA.

The Pharmaceutical Act also provides for special regulations applicable to drugs, quasi-drugs, cosmetics and medical devices made of biological raw materials. These regulations impose various obligations on manufacturers and other persons in relation to manufacturing facilities, explanation to patients, labeling on products, record-keeping and reporting to MHLW.

Under the Pharmaceutical Act, MHLW may take various measures to supervise manufacturing and marketing license holders of Designated Products. MHLW has authority to order manufacturing and marketing license holders to temporarily suspend the marketing, leasing or providing of the Designated Products to prevent risks, or increases in risks, to the public health. Also, MHLW may revoke a license or approval granted to a manufacturing and marketing license holders, or order a temporary business suspension or change in marketing director under certain limited circumstances such as violation of laws relating to drugs.

Orphan Drug Designation

Drugs and medical devices can be designated as orphan drugs or medical devices under the Pharmaceutical Act if they are intended for use in less than 50,000 patients in Japan and for which there is a high medical need. They are designated by the MHLW based on the opinion of the PAFSC. The MHLW may designate drugs and medical devices satisfying the following criteria as orphan drugs/medical devices; (i) the number of patients who may use the drug or medical device should be less than 50,000 in Japan, (ii) the drugs or medical devices should be indicated for the treatment of serious diseases and for which there are high medical needs, and (iii) there should be a theoretical rationale for the use of the product for the target disease, and the development plan should be appropriate. For designated orphan drugs and medical devices, following measures to support the research and development activities are taken; (a) subsidy payment, (b) guidance and consultation, (c) preferential tax treatment, (d) priority review, and (e) extension of re-examination period.

Accelerated Approval System

In 2015, MHLW implemented the “SAKIGAKE” designation system, aiming at early practical application for innovative pharmaceutical products by providing a series of benefits in both pre-application and review stages of the approval process. In order to qualify for the SAKIGAKE designation system, the drugs in question must satisfy the following criteria; (i) the drug in question is innovative, (ii) the drug in question targets serious diseases, (iii) the drug in question has prominent effectiveness, and (iv) the applicant intends to develop and apply for approval firstly in Japan ahead of the rest of the world. Under the SAKIGAKE designation system, the following measures have been taken in order to accelerate practical application for innovative pharmaceutical products; (a) prioritized consultation, (b) pre-application consultation (i.e., de facto review before application), (c) prioritized review, (d) assignment of a review partner (i.e., PMDA manager as a concierge), and (e) extension of re-examination period. The SAKIGAKE designation has been put into the statutory form in the Pharmaceutical Act by the amendment thereof in 2019 under the name of “pioneering drugs designation system” (senkuteki iyakuhin shitei seido).

International Regulation

In addition to regulations in the United States, the European Union, Japan and the PRC, we will be subject to a variety of other regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States, Europe, Japan or the PRC. The approval and reimbursement process varies from country to country and the time may be longer or shorter than that required to obtain FDA, EMA, PMDA or NMPA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

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

C.Organizational Structure

The chart below sets forth our corporate structure and identifies our significant subsidiaries and their significant subsidiaries, as of the Latest Practicable Date:

D.Property, Plant and Equipment

Details of our facilities are provided below:

●	office space of approximately 1,562 square feet in San Diego, California under a lease that will expire on June 30, 2026;
●	office space of approximately 3,181 square feet in Taiwan under a lease that will expire on July 31, 2027;
●	office space of approximately 86 square feet in Shanghai, China under a lease that is automatically renewed every three months; and
●	office space of approximately 1,033 square feet in Sydney, Australia under a lease that will expire on August 14, 2025.

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

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2021 and 2022 which was previously included in Item 5: Operating And Financial Review and Prospects of our registration statement on Form 20-F filed with and subsequently declared effective by the SEC on March 31, 2023.

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

To date, we have not generated any revenues. We have financed our operations primarily through proceeds from the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, the follow-on offering, warrants and an At-the-Market (“ATM”) offering program, the private placement of shares of our convertible preferred stock and the issuance of our convertible promissory notes. We have incurred annual net operating losses in each year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses were approximately US$9.7 million, US$12.6 million and US$31.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated deficit of approximately US$71.5 million.

We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year depending on the progress of our clinical trials and the payment schedule between us and the CROs engaged by us. We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials in our current indications with Tinlarebant, including our ongoing Phase 3 trials in STGD1 and GA associated with dry AMD; initiate and continue research and preclinical and clinical development efforts for any future product candidates; leverage our exclusive RBP4 IP Portfolio to identify and develop additional product candidates and/or for additional indications; further expand our product pipeline through in-licensing or collaboration arrangements; seek regulatory and marketing approvals for our product candidates and complete clinical trials, if any; establish strategic collaborations or sales, marketing distribution and other commercial infrastructure in the future to commercialize any products for which we may obtain marketing approval; require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization; maintain, expand and protect our intellectual property portfolio; hire and retain additional personnel, such as clinical and scientific personnel; add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and add equipment and physical infrastructure to support our research and development programs.

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

Research and development activities are central to our business model. We believe our ability to successfully develop product candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including developing our RBP4 IP Portfolio, conducting preclinical studies and clinical trials, and engaging in activities related to regulatory filings for our product candidates. Clinical studies become increasingly more expensive from Phase 1b/2 and onwards due to an increase in the number of subjects enrolled and longer study duration in such studies. Research and development costs are expensed as incurred. Costs for certain activities, such as activities performed by third-party contractors relating to the manufacturing and preclinical studies and clinical trials of our product candidates, are generally accrued based on our estimates of the actual services performed for a given period. These estimates are based on our evaluation of the progress to completion of specific tasks to be performed using information and data provided to us by our third-party contractors and vendors.

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

Funding for Our Operations

During the periods presented, we have funded our operations primarily through the issuance and sale of our ordinary shares, including the in form of ADSs pursuant to our initial public offering, the follow-on offering, warrants and an At-the-Market (“ATM”) offering program. However, if our business and our product candidate pipeline continue to expand, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our development plan, operating plan and our results of operations. In the event of the successful development and commercialization of one or more of our product candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. In the event that we enter into out-license and/or collaboration arrangements with others, we expect to fund our operations in part with revenue received from such out-license and/or collaboration arrangements.

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

Clinical trial costs are a significant component of our research and development expenses. Our current research and development activities primarily relate to the clinical development of Tinlarebant for the following indications:

●	STGD1. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for STGD1. STGD1 is an inherited juvenile form of macular degeneration. Currently, there are no FDA approved therapy for STGD1. We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. Based on the Phase 1b/2 data, we initiated our Phase 3 clinical trial to evaluate the safety and efficacy of Tinlarebant in adolescent STGD1 patients in 2022. This Phase 3 STGD1 trial named “DRAGON” has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects.

●	GA. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for GA, the advanced stage of dry AMD. Age-related macular degeneration, or AMD, is a common eye disorder among people over 50. ‘Wet’ AMD represents approximately 10% of all AMD cases. Currently, there are no FDA approved orally administered therapies for GA and no FDA approved therapies for the other stages of dry AMD other than GA. We have completed the Phase 1b dose-finding clinical trial, which is an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. In addition, we have initiated our Phase 3 trial named “PHOENIX” to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD, and have randomized the first subject in July 2023. The PHOENIX trial has commenced in the U.S., the United Kingdom, France, Czech, Switzerland, China, Taiwan, and Australia.

We incurred research and development expenses of approximately US$7.4 million, US$8.9 million and US$24.8 million for the years ended December 31, 2021, 2022 and 2023, respectively, representing approximately 75.7%, 69.2% and 78.5%, respectively, of our total operating expenses for the corresponding periods. Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Clinical studies become increasingly expensive from Phase 1b/2 and onwards. We expect our research and development expenses to continue to increase for the foreseeable future, as we advance our lead product candidate, Tinlarebant, toward later stages and continue to expand our operations.

General and Administrative Expenses

Our general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, finance and administrative functions. Other general and administrative expenses include professional fees for financial advisory, auditing and legal services. For the years ended December 31, 2021, 2022 and 2023, our general and administrative expenses amounted to approximately US$2.4 million, US$4.0 million and US$6.8 million, respectively.

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

United States

Our subsidiaries, Belite Bio Holdings Corp. and Belite Bio, LLC, which are both incorporated or formed in Delaware, United States, are subject to statutory U.S. Federal corporate income tax at a maximum rate of 21% for the years ended December 31, 2021, 2022 and 2023. Both entities are also subject to state income tax in California at a rate of 8.84% for the years ended December 31, 2021, 2022 and 2023. As a result of the Tax Act, The Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI)” inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2022 and 2023, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

Australia

Our subsidiary, RBP4 Pty Ltd, is subject to Australia profits tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. RBP4 Pty Ltd had no taxable income for the periods presented, therefore, no provision for income taxes has been provided.

Hong Kong

Our subsidiary, Belite Bio (HK) Limited, is subject to Hong Kong profits tax at a tax rate of 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2021, 2022 and 2023.

PRC

Our subsidiary, Belite Bio (Shanghai) Limited is subject to the statutory rate of 25%, in accordance with the EIT Law. Under the EIT Law, dividends, interests, rent or royalties payable by Belite Bio (Shanghai) Limited to non-PRC resident enterprises, and proceeds from any such non-PRC resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding income tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding income tax rate or an exemption from withholding income tax. No provision for PRC corporate income tax has been made for the years ended December 31, 2021, 2022 and 2023, as Belite Bio (Shanghai) Limited had no such assessable profit for the years then ended.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2023, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2022 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 and 2022 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2022 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 is subject to examination by tax authorities. There are currently no pending examinations.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2021 and 2022

We incorporate by reference the discussion of the operating results comparing the year ended December 31, 2021 and 2022 which was previously included in Item 5: Operating And Financial Review and Prospects of our registration statement on Form 20-F filed with and subsequently declared effective by the SEC on March 31, 2023.

Comparison of the Fiscal Years Ended December 31, 2022 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2022		2023		Change

	(Amounts in thousands of US$)						(%)
Expenses
Research and development(1)		8,869		24,844		15,975	180.1
General and administrative(1)		3,952		6,824		2,872	72.7
Total operating expenses		12,821		31,668		18,847	147.0
Loss from operations		(12,821)		(31,668)		(18,847)	147.0
Other income (expense):
Interest income		23		74		51	221.7
Interest expense		(16)		(25)		(9)	56.3
Other income (expense)		166		(4)		(170)	(102.4)
Total other income, net		173		45		(128)	(74.0)
Loss before income tax		(12,648)		(31,623)		(18,975)	150.0
Income tax expense		—		9		9	100.0
Net loss		(12,648)		(31,632)		(18,984)	150.1
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(196)		18		214	(109.2)
Total comprehensive loss	US$	(12,844)	US$	(31,614)	US$	(18,770)	146.1
(1)	Total share-based compensation costs were recognized as follows for the years ended December 31, 2022 and 2023:

	Years ended December 31,
(Amounts in thousands of US$)	2022		2023
Research and development	US$	818	US$	1,716
General and administrative		665		2,107
Total	US$	1,483	US$	3,823

Revenue

We did not generate any revenue during the years ended December 31, 2022 and 2023.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the years ended December 31, 2022 and 2023:

	For the Years Ended December 31,
(Amounts in thousands of US$, except percentages)	2022		2023
	US$	%	US$	%
Contracted research expenses and clinical trial expenses	5,943	67.0	20,038	80.7
Consultancy and professional service fees	849	9.6	881	3.5
Royalties	—	—	118	0.5
Other expenses	481	5.4	712	2.9
Wages and salaries	1,596	18.0	3,095	12.4
Total	8,869	100	24,844	100

Our research and development expenses increased by 180.1% from approximately US$8.9 million for the year ended December 31, 2022, to approximately US$24.8 million for the year ended December 31, 2023. In the year ended December 31, 2023, approximately 80.7% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses, and in the year ended December 31, 2022, approximately 67.0% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses.

Our contracted research expenses and clinical trial expenses increased materially as (i) we have enrolled more subjects and completed enrollment in our global Phase 3 STGD1 clinical trial named “DRAGON” and (ii) we have initiated our global Phase 3 GA clinical trial named “PHOENIX” starting in November 2022.

The increase in research and development expenses was also attributable to an increase in wages and salaries and share-based compensation from approximately US$1.6 million for the year ended December 31, 2022, to approximately US$3.1 million for the year ended December 31, 2023 due to our R&D team expansion.

General and Administrative Expenses

Our general and administrative expenses increased by 72.7% from approximately US$4.0 million from the year ended December 31, 2022, to approximately US$6.8 million for the year ended December 31, 2023, which was primarily due to an increase in share-based compensation expenses and professional service fees.

We expect the general and administrative expenses to continue to increase in the near future, as we expand our team and incur more professional service fees for financial advisory, auditing and legal services as a public company.

Interest Expense

We recorded approximately US$16 thousand and US$25 thousand of interest expense for the year ended December 31, 2022, and 2023 respectively, which was comprised of the interest expense incurred primarily of right-of-use (“ROU”) assets and corresponding lease liabilities.

Other Income (expense)

We recorded approximately US$166 thousand other income and US$4 thousand other expense for the year ended December 31, 2022 and 2023. Other income and expense primarily consists of foreign exchange gains or losses resulting from transactions undertaken by our Australian subsidiary in its functional currency, the Australian dollar. For the year ended December 31, 2022, other income was attributable to the weakening of the Australian dollar against the U.S. dollar and for the year ended December 31, 2023 other expense, was attributable to the strengthening of the Australian dollar against the U.S. dollar.

Foreign Currency Adjustments, Net

We recorded a net foreign currency loss of approximately US$196 thousand for the year ended December 31, 2022 and a net foreign currency gain of approximately US$18 thousand for the year ended December 31, 2023. Foreign currency gain or loss primarily results from the translation of the Australian dollar denominated financial statements of our Australian subsidiary into the U.S. dollar for consolidation purposes. The decrease and increase were attributable to the weakening and strengthening of the Australian dollar against the U.S. dollar which negatively and positively impacted the Australian dollar denominated assets held by our Australian subsidiary.

B. Liquidity and Capital Resources

The following summarizes the key components of our cash flows for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended
	December 31,
	2021	2022	2023

	(Amounts in thousands of US$)

Net cash used in operating activities	(7,474)	(11,458)	(29,837)
Net cash used in investing activities	(56)	(394)	(63)
Net cash (used in) provided by financing activities	(583)	36,963	75,959
Effects of exchange rate on cash	(161)	(366)	9
NET (DECREASE) INCREASE IN CASH	(8,274)	24,745	46,068
CASH AT BEGINNING OF THE YEAR	25,618	17,344	42,089
CASH AT END OF THE YEAR	17,344	42,089	88,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	—	16	—
Cash paid for income tax	—	—	9
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible preferred shares into ordinary shares	—	31,806	—
Deferred IPO costs reclass to Additional-paid-in-capital	—	1,844	—
Right-of-use assets obtained in exchange of lease liability	—	941	265
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	—	—	1,800
ATM offering sales commissions reclassed to additional paid-in-capital	—	—	858
ATM proceeds not yet received in cash as other receivable	—	—	762
Non-cash exercise of Representative warrant	—	—	—

To date, we have not generated any revenues. We incurred net losses of approximately US$9.7 million, US$12.6 million and US$31.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. Our primary use of cash is funding our research and development expenses. We used approximately US$7.5 million, US$11.5 million and US$29.8 million in cash for our operating activities for the years ended December 31, 2021 and 2022 and 2023, respectively. We have financed our operations to date primarily through the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, follow-on offering, warrants, an ATM offering program, the private placement of our convertible preferred stock, and the issuance of our convertible promissory notes. As of December 31, 2023, we had cash of approximately US$88.2 million. Our cash consists primarily of demand deposits which is unrestricted as to withdrawal and use and have original maturities of less than three months.

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

Net cash used in operating activities was approximately US$29.8 million for the year ended December 31, 2023 and consisted primarily of a net loss of approximately US$31.6 million, after non-cash US$4.2 million add backs, offset primarily by an increase in accrued expenses of approximately US$1.4 million and an increase in prepayments of approximately US$3.5 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was approximately US$56 thousand which was resulted primarily from the purchase of fixed assets offset by the sale of certain fixed assets.

Net cash used in investing activities during the year ended December 31, 2022 was approximately US$394 thousand which resulted primarily from the purchase of fixed assets.

Net cash used in investing activities during the year ended December 31, 2023 was approximately US$63 thousand which resulted primarily from the purchase of fixed assets.

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

Net cash provided by financing activities was approximately US$76.0 million for the year ended December 31, 2023, which consisted primarily net proceeds from follow-on offering US$27.3 million, net proceeds from ATM offering US$26.6 million, net proceeds from warrant exercise US$21.7 million and exercise of stock options US$0.3 million.

Material Cash Requirements

Contractual Obligations and Commitments

We are party to an exclusive license agreement with Columbia University, which has been amended five times, most recently as of February 4, 2022, under which we license specified intellectual property from Columbia University. The patent rights licensed to us by Columbia University include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires us to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. We cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe we are in compliance with the terms of the license. From inception through December 31, 2023, we have made a payment of US$1 million to Columbia University resulting from this license agreement, which was triggered by the completion of our Phase 1 clinical trial.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. As of the Latest Practicable Date, the remaining contractual costs expected to be incurred in future periods for our clinical trials in STGD1 and GA is approximately US$24.88 million.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a detailed discussion of trend information, see “—A. Operating Results—Key Factors affecting our results of operations.”

E. Critical Accounting Estimates

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) share-based compensation; (ii) operating leases; and (iii) income taxes; See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Share-Based Compensation

Awards Granted to Employees

We grant share options to eligible employees, management and directors and accounts for these share-based awards in accordance with Accounting Standards Codification, or ASC 718, Compensation-Stock Compensation. Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; b) using graded vesting method over the requisite service period, which is the vesting period, on a straight-line basis; or c) for share-based awards granted with performance condition, using graded vesting method over the period based on the expected milestone achievement dates. Share-based compensation expense is recorded in research and development and general and administrative expenses based on the classification of the work performed by the grantees.

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

The following table summarizes our share option activities under the 2020 Share Incentive Plan, which replaced the 2019 Plan, and the 2022 Performance Incentive Plan for the years ended December 31, 2021, 2022 and 2023:

			Weighted
			Average	Weighted
		Weighted	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Term	Intrinsic
	Options	Price	Value	(Years)	Value
Outstanding as of January 1, 2021	3,395,898	$0.3832	$2.2946	9.80	$7,834
Granted	41,736	$4.2254	$0.4626	—	—
Exercised	(706,406)	$0.3289	$2.3311	—	—
Forfeited or expired	(748,667)	$0.4386	$2.2574	—	—
Outstanding as of December 31, 2021	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0000	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding as of December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Granted	1,015,000	$14.4500	$5.8298	—	—
Exercised	(347,316)	$1.0070	$2.5695	—	—
Forfeited or expired	(42,000)	$6.0000	$2.0797	—	—
Outstanding Options, December 31, 2023	4,202,087	$6.0304	$3.1048	8.20	$31,109
Vested and Expected to Vest Options as of December 31 2023	1,517,959	$5.1743	$2.8717	6.11	$24,184
Exercisable Options as of December 31, 2023	528,596	$10.3900	$4.0353	8.94	$2,146

As of December 31, 2023, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were US$0, 2020 Plan US$687 thousand and 2022 Plan US$3,406 thousand which are expected to be recognized over a weighted-average period of 0 years, 0.5 years and 1.35 years, respectively.

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

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of	As of	As of	As of
	December 23,	March 1,	April 18,	July 17,
	2020	2021	2022	2023
Risk-free interest rate	0.51%	0.87%	2.85%	3.81%
Expected volatility range	36.59%	36.75%	34.79%	39.55%
Exercise multiple	2.80	2.80	2.80	2.80
Expected dividend yield	—	—	—	—

The following table summarizes total share-based compensation cost recognized:

	Years ended December 31,
(Amounts in thousands of US$)	2021	2022	2023
Research and development	$52	$818	$1,716
General and administrative	$1,478	$665	$2,107
Total	$1,530	$1,483	$3,823

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” of our consolidated financial statements beginning on page F-16 of this Annual Report.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the Latest Practicable Date:

Name	Age	Positions(s)
Yu-Hsin Lin	46	Chief Executive Officer, Chairman of the Board of Directors*
Hao-Yuan Chuang	40	Chief Financial Officer, Director*
Nathan L. Mata	58	Chief Scientific Officer
Wei-Cheng Liaw	68	Vice President of Pharmaceutical Sciences
Ching-Chen Chiu	55	Vice President of Clinical Operations
Wan-Shan Chen	38	Director*
Hung-Wei Chen	43	Director*
John M. Longo	55	Independent Director
Ita Lu	47	Independent Director
Gary C. Biddle	72	Independent Director
*	This director was appointed by Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Yu-Hsin Lin, aged 46, is our founder and has served as Director of our Company since we established the Company in March 2018 and the Chairman and the Chief Executive Officer of our Company since November 2021. Dr. Lin has also served as the chairman and the chief executive officer of Belite Bio Holdings Corp. (our wholly owned subsidiary incorporated in Delaware) since June 2016 and December 2017, respectively. From June 2016 to December 2017, Dr. Lin also served as the president of Belite Bio Holdings Corp. (our wholly owned subsidiary). Dr. Lin has served as director and chief executive officer of RBP4 Pty Ltd (our wholly owned subsidiary in Australia) since August 2018 and April 2021, respectively. Dr. Lin has served as director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021, and the president of Belite Bio Holdings Corp. and Belite Bio, LLC (our wholly owned subsidiaries) since October 2021. Dr. Lin is primarily responsible for the overall management, strategic planning and corporate development of our Company. Dr. Lin is also the founder and has served as the director and the chairman of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since 2016, and was the chief executive officer of Lin BioScience, Inc. from June 2016 to April 2022. From 2014 to 2016, Dr. Lin was the president and chief operating officer of Cvie Therapeutics Limited. In 2014, Dr. Lin served as the general manager and medical director of ASLAN Pharmaceuticals (Nasdaq: ASLN). From 2010 to 2014, Dr. Lin served as the senior medical director of OBI Pharma, Inc. (TPEx: 4174). From 2008 to 2010, Dr. Lin worked as the medical instructor of Faculty of Medicine, University of Sydney. Dr. Lin received his master’s degree in medicine from University of Sydney where he specialized in multidisciplinary medicine and surgery. Dr. Lin received his PhD in medicine from University of Sydney where he specialized in neurology & immunology. Dr. Lin also received a Specialist Certificate in Clinical Neuroscience from University of Melbourne and a Cancer Therapeutics & Research Certificate from Harvard Medical School. Dr. Lin further received his master’s degree in business and administration from Columbia University, London Business School and HK University.

Mr. Hao-Yuan Chuang, aged 40, has served as the Chief Financial Officer of our Company since April 2020 and Director of our Company since November 2021. Mr. Chuang has also served as the director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021 and as supervisor of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since August 2021. He is primarily responsible for leading our Company’s finance, accounting, investor relations, and capital markets strategy and activities. Mr. Chuang has been a director and was the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, from September 2018 to date and from August 2018 to April 2022, respectively. From December 2017 to August 2018, Mr. Chuang worked as the finance and accounting director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2016 to 2017, Mr. Chuang served as the investment director of Suning International Limited. From 2015 to 2016, Mr. Chuang worked as the portfolio manager of The People’s Insurance Company (Group) of China Limited (HKG: 1339). From 2013 to 2015, Mr. Chuang was the senior manager of Wanda Hotel Development Company Limited (HKG: 0169). From 2010 to 2013, Mr. Chuang was the manager of corporate finance of CITIC Securities International Company Limited. From 2006 to 2010, Mr. Chuang was the senior associate of Chii Ying Co., Ltd. Mr. Chuang received his bachelor’s degree in economics and minor in business administration from National Taiwan University. He received his master’s degree in business & administration from Columbia University, London Business School and HK University. Mr. Chuang is also a chartered financial analyst and financial risk manager.

Dr. Nathan L. Mata, aged 58, has served as the Chief Scientific Officer of our Company since November 2021. Dr. Mata has also served as the chief scientific officer of Belite Bio, LLC (our wholly owned subsidiary incorporated in Delaware) since August 2021. Dr. Mata is primarily responsible for overseeing our Company’s scientific and clinical activities, including basic and applied research projects and clinical programs, as well as the development of new processes, technologies or products. From 2019 to 2021, Dr. Mata was the principal consultant of clinical development sector of Halloran Consulting Group. From 2018 to 2019, Dr. Mata was the clinical research & operations consultant of Kubota Vision Inc. (formerly Acucela Inc.). From 2015 to 2018, Dr. Mata worked for Trethera Corporation. He acted as the chief operating officer and director of R&D section from 2015 to 2017, and then worked as clinical research & operations consultant from 2017 to 2018. From 2012 to 2015, Dr. Mata was the principal clinical research scientist of Acucela Inc. From 2010 to 2012, Dr. Mata co-founded and served as the chief scientific officer of Revision Therapeutics. From 2006 to 2008, Dr. Mata served as the vice president of R&D of Sirion Therapeutics. He also served as the chief scientific officer and senior vice president of R&D sector in the same company from 2008 to 2010. From 2004 to 2006, Dr. Mata co-founded and served as a director of SYTERA, INC., which was the research and development unit of Sirion Therapeutics. Dr. Mata received his bachelor’s degree in biology, master’s degree in biochemistry and PhD in neurobiology from University of Texas at San Antonio.

Dr. Wei-Cheng Liaw, aged 68, has served as the Vice President of Pharmaceutical Sciences of our Company since November 2022. He is primarily responsible for leading our global pharmaceutical science. Dr. Liaw started his career in the United States, and has almost 40 years of experience in providing advice and guidance on pharmaceutical development. From 2013 to 2016, Dr. Liaw served as the senior director of pharmaceutical development of Otonomy, Inc. (Nasdaq: OTIC). From 2009 to 2013, Dr. Liaw served as the senior director of pharmaceutical sciences of OBI Pharma, Inc. (TPEx: 4174). From 2004 to 2009, Dr. Liaw served as the director of pharmaceutics of Harbor Diversified, Inc. (OTCMKTS: HRBR, formerly known as Hollis-Eden Pharmaceuticals, Inc.). From 2001 to 2004, Dr. Liaw served as the associate director of pharmaceutical development of Anadys Pharmaceuticals, Inc., a company listed in Nasdaq in 2005 and merged with Hoffmann-La Roche Inc. in 2011. Dr. Liaw received his bachelor’s degree in pharmacy from National Taiwan University, and his PhD in pharmaceutics from University of Minnesota.

Ms. Ching-Chen Chiu, aged 55, has served as the Vice President of Clinical Operations of our Company since November 2021 and as executive officer and legal representative of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since January 2022. She is primarily responsible for leading our global clinical operations. Prior to joining our Company, Ms. Chiu has over 15 years’ experience leading global clinical CRO companies where she served as board and managing director of CMIC Asia Pacific and executive director of EPS International Co. Ltd. Ms. Chiu’s extensive clinical operations and research experience includes managing over hundred clinical studies in multiple therapeutic areas for both CRO’s and global pharmaceutical companies while she was at Pfizer and Bayer. Ms. Chiu received her bachelor’s degree in science from Taipei Medical University, and master’s degree in science (medical information) from University of Warwick, UK.

Ms. Wan-Shan Chen, aged 38, has served as a Director of our Company since November 2021. She has served as the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since April 2023. She served as the finance director of Lin BioScience, Inc. from July 2022 to April 2023 and also served as associate finance director of Lin BioScience, Inc. from January 2019 to July 2022. From November 2017 to January 2019, Ms. Chen worked as the senior finance manager of Lin BioScience, Inc. From June 2016 to October 2017, Ms. Chen worked as the finance manager of Lin BioScience, Inc. From 2014 to 2016, Ms. Chen was finance manager of Cvie Therapeutics Limited. From 2009 to 2014, Ms. Chen worked as assistant manager of audit department of Deloitte Taiwan. Ms. Chen received her master’s degree in accounting from National Taipei University. Ms. Chen is also a certified public accountant in Taiwan.

Ms. Hung-Wei Chen, aged 43, has served as a Director of our Company since November 2021. She has also served as the director and the chief operating officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since July 2021 and August 2018, respectively. From July 2016 to August 2018, Ms. Chen worked as the clinical operations director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2015 to 2016, Ms. Chen was associate clinical development director of Cvie Therapeutics Limited. From 2012 to 2014, Ms. Chen was senior clinical operations manager of OBI Pharma, Inc. (TPEx: 4174). From 2005 to 2012, Ms. Chen served as project manager, study manager, clinical operations manager, clinical quality manager and clinical research associate in Pfizer Taiwan. Ms. Chen received her master’s degree in science (medicinal chemistry) from National Taiwan University. Ms. Chen is also a certified pharmacist.

Dr. John M. Longo, aged 55, has served as the independent Director of our Company since April 2022. Dr. Longo has also served as a faculty member at Rutgers Business School on a full-time or part-time basis since June 1993, where he is currently distinguished professor of practice in its finance & economics department. Dr. Longo has also been a visiting professor of finance at Global EMBA -Asia, the joint EMBA program of Columbia Business School, London Business School, and the University of Hong Kong from 2016 to 2022. Dr. Longo served as chief investment officer for two wealth management firms since October 2002, first with the MDE Group and then with Beacon Trust after its acquisition of the MDE Group in 2015. Dr. Longo has also served as the president of Cliff House Capital Management and its predecessor, Cyborg Capital Management, since March 2000. Cliff House Capital Management is primary used as a holding company for Dr. Longo’s non-academic activities. Dr. Longo was previously a vice president in the management science group at Merrill Lynch & Co., Inc., having worked as a quantitative investment analyst for the firm from 1997 to 2000. Dr. Longo received his bachelor’s degree in economics and computer science from Rutgers College in 1991. Dr. Longo further received his PhD and master of business administration in finance from Rutgers Business School in 1995. Dr. Longo has been a CFA Charter holder since 1998.

Mr. Ita Lu, aged 47, has served as the independent Director of our Company since April 2022. Mr. Lu has also served as the managing partner of Taiwania Capital since May 2018. From 2017 to 2018, Mr. Lu served as the vice president of business development and investor relations of Etana Biotech. From 2009 to 2017, Mr. Lu served as the head of greater China healthcare of KGI Securities. From 2008 to 2009, Mr. Lu served as the equity research analyst of greater China healthcare of Yuanta Research. From 2006 to 2008, Mr. Lu served as the investment manager of China Investment Development Corp. From 2001 to 2006, Mr. Lu served as the investment manager of China Development Industrial Bank. From 1999 to 2001, Mr. Lu served as the research associate of MedImmune, Inc. Mr. Lu received his bachelor’s degree in cell structural biology from University of Illinois at Urbana-Champaign and further received his master’s degree in biotechnology from Johns Hopkins University. Mr. Lu is also a certified senior securities specialist in Taiwan. Mr. Lu also passed Hong Kong Securities Institute Licensing Examination for Securities and Futures Intermediaries Paper 1.

Prof. Gary C. Biddle, aged 72, has served as an independent Director of our Company since April 2022. He is professor of financial accounting at University of Melbourne. Prof. Biddle earned his MBA and PhD degrees at University of Chicago. He previously served as professor at University of Chicago, University of Washington, Hong Kong University of Science and Technology (HKUST), and University of Hong Kong (HKU), and as visiting professor at Columbia University and London Business School. In academic leadership, Prof. Biddle served as Dean and Chair Professor at HKU, and as Academic Dean, Council member, and Chair Professor at HKUST. He co-created the EMBA-Global Asia program and taught the first class and decade of the Kellogg-HKUST EMBA program, both ranked #1 by Financial Times or QS. Professionally, he has been a member of AICPA, Australian Institute of Company Directors, CPA Australia, HKICPA, and the editorial boards of premier academic journals. Prof. Biddle also has served as American Accounting Association Executive Board member, Vice-President, and President-Elect nominee, on the Accounting Hall of Fame Selection Committee, Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, and HKICPA Council. Prof. Biddle’s research appears in leading academic journals and in the financial press including CNBC, CNN, SCMP, The Economist, and The Wall Street Journal. He has over 11,000 Google Scholar citations has won 30 teaching honors. He also proudly serves as Non-Executive Director of Kingdee International Software, as Independent Non-Executive Director of Shui On Land Limited and Real Pet Food Company (New Hope Group), and previously he served as Remuneration Committee Chair of Chinachem Group.

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

B.Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and an aggregate of US$87,000 to our independent directors. We did not pay any cash compensation to non-executive directors, and the compensation of our independent directors is comprised of cash payment and stock options. For the fiscal year ended December 31, 2023, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, U.S. and Australian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For the fiscal year ended December 31, 2023, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining goals related to our clinical development programs and individual contributions. Each officer had received base bonus of 10% of his/her annual base salary by year end based on the number of month that the officer works at the Company for the year 2023. In addition, pursuant to Company’s internal payroll policy and the determination of our Compensation Committee, each officer passing the 3-month probationary period had received an annual performance bonus for 2023 based on the his/her yearly performance evaluation results. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

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

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 4,165,310 ordinary shares. As of the Latest Practicable Date, options to purchase a total of 1,593,389 ordinary shares are outstanding under the 2020 Share Incentive Plan.

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

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)		Date of Grant		Date of Expiration
Yu-Hsin Lin	827,814	$0.4386		December 23, 2020		December 22, 2030
	*	$6.00	(1)	April 18, 2022	#	##
	*	$14.45		July 17, 2023		##
Hao-Yuan Chuang	579,471	$0.4386		December 23, 2020		December 22, 2030
	*	$6.00	(1)	April 18, 2022	#	##
	*	$14.45		July 17, 2023		##
Nathan L. Mata	732,001	$6.00	(1)	April 18, 2022	#	##
	*	$14.45		July 17, 2023		##
Ching-Chen Chiu	350,000	$6.00	(1)	April 18, 2022	#	##
	*	$14.45		July 17, 2023		##
Wei-Cheng Liaw	*	$14.45		July 17, 2023		##
Wan-Shan Chen	*	$0.4386		December 23, 2020		December 22, 2030
Hung-Wei Chen	*	$0.4386		December 23, 2020		December 22, 2030
John M. Longo	*	$6.00	(1)	April 18, 2022	#	##
Gary C. Biddle	*	$6.00	(1)	April 18, 2022	#	##
Ita Lu	*	$14.45		July 17, 2023		##
All directors and executive officers as a group	3,456,776

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.
(1)	The exercise price applies to all options granted on April 18, 2022, which was the final offer price of ADSs in our initial public offering.
#	Our Board approved the option grant on April 18, 2022, which is conditional upon and becomes effective on the Award Date.
##	The expiration date of each such grant to be the day before the tenth anniversary of the Award Date.

As of the Latest Practicable Date, our award holders other than our directors and officers as a group held options to purchase 827,645 ordinary shares, with exercise prices ranging from US$0.1191 per share to US$39.1 per share.

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

D.Employees

As of December 31, 2023, we have twenty employees, five of whom are located in the United States. The following table sets forth the number of our employees by function as of December 31, 2023:

	Number of
Functions	Employees	% of Total
Finance and Accounting	5	25%
Internal Audit	1	5%
General Administration	1	5%
Research and Development	13	65%
Total	20	100%

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

The calculations in the table below are based on 29,754,122 ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date. Each holder of ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

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

Ordinary Shares Beneficially
Owned as of the Latest Practicable Date
% of
	Ordinary	Beneficial
	Shares	Ownership†
Directors and Executive Officers**:
Yu-Hsin Lin(1)	2,125,622	7.12%
Hao-Yuan Chuang(2)	507,283	1.70%
Nathan L. Mata	*	*
Wei-Cheng Liaw	*	*
Ching-Chen Chiu	*	*
Wan-Shan Chen	*	*
Hung-Wei Chen	*	*
John M. Longo (independent director)	*	*
Ita Lu (independent director) (3)	*	*
Gary C. Biddle (independent director)	*	*
Principal Shareholders:
Lin Bioscience International Ltd(4).	17,095,263	57.46%

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.
**

The business address of our directors and executive officers, except for Nathan L. Mata, Wei-Cheng Liaw, John M. Longo, Ita Lu and Gary C. Biddle is 36F., No. 68, Sec. 5, Zhongsiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan; the business address of Nathan L. Mata and Wei-Cheng Liaw is 12750 High Bluff Drive Suite 475, San Diego, CA 92130; the business address of John M. Longo is Room 5129, 100 Rockefeller Road, Piscataway, NJ 08854; the business address of Ita Lu is 5F-7 No. 1 Xinyi Road Section 2, Taipei Taiwan; the business address of Gary C. Biddle is Room 8.020, Level 8, 198 Berkeley Street, Carlton, VIC 3010, Australia.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of the Latest Practicable Date and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of Dec. 31, 2023. The total number of ordinary shares outstanding as of the Latest Practicable Date on an as-converted basis is 29,754,122.

(1)	Represents (i) 531,728 ordinary shares directly held by Yu-Hsin Lin, (ii) 105,276 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2023 and (iii) 1,488,618 shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd. Yu-Hsin Lin, our Chief Executive Officer, entered into a Rule 10b5-1 Plan on August 31, 2023 which provides for the potential sale of up to 100,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on December 31, 2024, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(2)	Represents (i) 312,210 ordinary shares directly held by Hao-Yuan Chuang, (ii) 166,387 Ordinary Shares underlying share options granted to Hao-Yuan Chuang that are vested or will be vested within 60 days of December 31, 2023; and (iii) 28,686 shares indirectly held by Hao-Yuan Chuang through Lin Bioscience International Ltd. Hao-Yuan Chuang, our Chief Financial Officer, entered into a Rule 10b5-1 Plan on August 31, 2023 which provides for the potential sale of up to 100,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on December 31, 2024, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(3)	The cash portion of Mr. Lu’s remuneration will be deferred and will only be paid to Mr. Lu after his employment with his current employer is terminated.

(4)	Represents 17,095,263 ordinary shares directly held by Lin Bioscience International Ltd.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Tinlarebant (LBS-008)

2021 Tinlarebant R&D Services Agreement. On July 1, 2021, we entered into a research and development services agreement (the “2021 Tinlarebant R&D Agreement”) with Lin BioScience, Inc. (our ultimate controlling shareholder), pursuant to which (i) our ultimate controlling shareholder agreed to provide certain new drug development services for pipeline Tinlarebant to us from July 1, 2021 to June 30, 2022; (ii) our ultimate controlling shareholder acknowledged and agreed that we are the sole and exclusive owner of all intellectual property rights that our ultimate controlling shareholder directly or indirectly managed, developed or assisted in the performance of the services; and (iii) we agreed to pay service fees equal to 110% percent of actual costs for our ultimate controlling shareholder’s performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. On February 23, 2022, we entered into a first amendment to 2021 Tinlarebant R&D Agreement with Lin BioScience, Inc., pursuant to which we granted our ultimate controlling shareholder a revocable, non-exclusive, non-transferable, royalty-free license (with the right to grant and authorize sublicenses) under RBP4 related patents in Taiwan to the extent necessary for our ultimate controlling shareholder to perform services stipulated under the 2021 Tinlarebant R&D Agreement. For the years ended December 31, 2021, 2022 and 2023, the Company recorded US$183 thousand, US$140 thousand and $63 thousand in research and development expenses, respectively.

LBS-007

On November 1, 2022, Lin Bioscience, Inc. (our ultimate controlling shareholder) and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, Inc., which is Lin Bioscience, Inc.’s cancer pipeline. Lin Bioscience, Inc. agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2022 and 2023, the Company has provided related service connected to the above agreement to Lin Bioscience, Inc. and the expense reimbursed incurred was US$32 thousand and US$46 thousand.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, and copies of any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;

●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 320 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (a) 75% in value of shareholders or class of shareholders, as the case may be; or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.

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

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which, (i) at least 75% of its gross income is “passive” income, such as interest and income from financial investments (the “income test”) or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce or are held to produce passive income (the “asset test”).  For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation of which it is, directly or indirectly, a 25% or greater shareholder (by value). For purposes of the asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and goodwill should be treated as an active asset to the extent that it is associated with activities that produce or are intended to produce active income.

Based on our current estimate of our gross income and of the value of our gross assets (including goodwill) and the manner in which we conduct our business, while we do not believe we were a PFIC for U.S. federal income tax purposes for the 2023 taxable year, we expect that we may be a PFIC for the current taxable year. There can, however, be no assurance regarding our PFIC status as PFIC status is tested for each taxable year and will depend on the composition of our assets and income in such taxable year. Furthermore, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not challenge our application of the PFIC rules. Our counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you held our ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, our ADSs or ordinary shares. Distributions in respect of our ADSs or ordinary shares during a taxable year in which we are a PFIC would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ADSs or ordinary shares by making a timely QEF Election (or a QEF Election along with a purging election as described below). Pursuant to the QEF Election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. You are urged to consult your own tax advisor regarding the availability and tax consequences of a retroactive QEF Election under your particular circumstances.

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC annual information statement from us. Because we believe we may be a PFIC for the current taxable year, we expect to provide information necessary for a U.S. Holder to make a QEF Election with respect to us for the current taxable year on our website (https://belitebio.com/), but there can be no assurance that we will timely provide the required information.

If a U.S. Holder has made a QEF Election with respect to our ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held our securities while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in our shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. For those purposes, we expect that our ADSs will each be treated as marketable stock upon their listing on the Nasdaq Stock Market, and we expect the exchange will be a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded. U.S. Holders of ordinary shares may be able to make a mark-to-market election, but no assurances may be given in this regard and such holders are advised to consult their own tax advisor regarding their eligibility to make such election. Because a mark-to-market election cannot technically be made for equity interests in lower-tier PFICs that we own, if we are a PFIC for any taxable year, a U.S. Holder generally will continue to be subject to the general PFIC rules with respect to the holder’s indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election if we were a PFIC.

Under certain attribution rules, if we were a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax under the PFIC rules described in the preceding paragraphs on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. However, there can be no assurance we will have timely knowledge of the status of any such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. You are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If you own (or you are deemed to own) shares in a PFIC during any taxable year, you may be required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with your U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS. The rules dealing with PFICs and with the QEF Election and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly. you should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the elections discussed above.

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

I.Subsidiary Information

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest and Credit Risk

We are exposed to market risk related to changes in interest rates. We had cash of approximately US$88.2 million as of December 31, 2023. Interest-earning instruments carry a degree of interest rate risk and we are not exposed to other interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

As of December 31, 2022 and 2023, the aggregate amount of cash of US$36,736 and US$56,837 respectively, were held at major financial institutions located in the United States, and US$5,353 and US$31,320, respectively, were deposited with major financial institutions located outside the United States. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured respectively by the FDIC, Hong Kong Deposit Protection Board and Singapore Deposit Insurance Corporation Limited (“SDIC”). The Company’s cash is maintained in bank deposit accounts that exceed insured limits by US$85,880. The FDIC provides coverage of US$250 per depositor. Hong Kong Deposit Protection Board provides a coverage of HK$500 per depositor. The SDIC provides a coverage of US$75 per depositor. The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality.

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

Foreign Currency Exchange Rate Risk

Our functional currency is U.S. dollars, but we contract with CROs and CMOs globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions arise. As of December 31, 2023, substantially all of our total liabilities were denominated in the U.S. dollar.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

We issued to The Benchmark Company, LLC, as the representative of the underwriters of our initial public offering, warrants to purchase a number of ADSs equal to 2.5% of the ADSs sold by us in our initial public offering, including ADSs sold upon the exercise of the option to purchase additional ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS. The Representative’s Warrants are exercisable until April 28, 2027. The Representative’s Warrants are also exercisable on a cashless basis. As of the date of this Annual Report, warrants of 84,651 shares were exercised on a cashless basis and 65,399 shares were issued.

In June 2023, we completed a follow - on offering under which we issued warrants to purchase 2,000,000 ordinary shares of our Company, with an exercise period of five year at an exercise price of US$18.00 per share. As of the date of this Annual Report, warrants to purchase 894,022 ordinary shares of our Company remains outstanding and exercisable by relevant warrant holders.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2022 and 2023, we received any after-tax reimbursement payment of US$66,366.49 and US$28,442.79 from the depositary.

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

Use of Proceeds

None.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2023. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023

B.Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of any of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2023. Our management has reviewed its assessment with the Audit Committee.

C.Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees for services performed by our independent registered public accounting firm, Marcum Asia CPAs LLP (formerly Friedman LLP, prior to Friedman LLP combining with Marcum LLP effective September 1, 2022), for the periods indicated:

	Years Ended December
	2022 (1)		2023
Audit fees(2)	US$	140,000	US$	260,000
All other fees(3)	US$	30,000	US$	30,000
Total	US$	170,000	US$	290,000
(1)	We were notified by Friedman LLP (“Friedman”), our then-independent registered public accounting firm, that effective September 1, 2022, Friedman LLP combined with Marcum LLP (“Marcum”) and continued to operate as an independent registered public accounting firm. On December 12, 2022, our audit committee of the Board of Directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP will now be provided by Marcum Asia.
(2)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(3)	All other fees include other miscellaneous items.

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

Friedman’s reports on our financial statements for the fiscal year ended December 31, 2021, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our most recent fiscal year and through December 12, 2022, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For the fiscal years ended December 31, 2021 and through December 12, 2022, except for the material weakness in internal control identified by us and Friedman in the “Risk Factors” section in our company’s registration statement on Form F-1 filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2021, there were no other “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

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

ITEM 16G.    Corporate Governance

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H.    Mine Safety Disclosure

Not applicable.

ITEM 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.    Inside Trading Policy

Our Board of Directors has adopted an Insider Trading Policy setting out policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, employees and consultants that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

Our Board of Directors has also adopted a Compensation Recoupment Policy required by the Nasdaq Listing Rule 5608, and a copy of which is attached as Exhibit 97.1 to this Annual Report.

Under our Insider Trading Policy, any of our directors, senior management, employees or consultants in possession of material non-public information is prohibited from trading in the securities of our Company as well as from disclosing to a third party such material non-public information (tipping). The Insider Trading Policy also contains restrictions on all directors, executive officers, employees or consultants from trading in the Company’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on the second trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent our Company from (i) granting stock options and other equity awards to its personnel as approved by the Board in accordance with applicable laws and regulations; and (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic trading plan established by our Company or any its directors, officers, employees or consultants prior to the relevant periods.

Other than the Rule 10b5-1 Trading Plans adopted by Yu-Hsin Lin, our Chief Executive Officer, and Hao-Yuan Chuang, our Chief Financial Officer, on August 31, 2023, we do not have any outstanding share repurchase or automatic trading plan in place.

ITEM 16K.    Cybersecurity

Cybersecurity Risk Management, Strategy and Governance

Cybersecurity risk management is an integral part of our enterprise risk management framework. We have adopted a cybersecurity incident response policy designed to protect the confidentiality, integrity, and availability of our critical systems and information. Our executive management is principally responsible for facilitating our enterprise risk management program, and work closely with our internal audit team, external IT service provider and legal counsel to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents. In addition, once any cybersecurity incident is identified, our incident response team which consist of our Chief Financial Officer, Chief Compliance Officer and our IT service provider’s lead representative will be responsible for assessing, managing, responding to, documenting and reporting such cybersecurity incident to our Chief Executive Officer and/or our Board of Directors in accordance with the level of threat/impact of such incident, as set forth in the policy.

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of our cybersecurity and data protection program. Our Audit Committee receives updates from management on our cybersecurity and data protection programs in the event of a cybersecurity incident, as well as whether any cybersecurity incident occurred since the prior report and any remedial actions taken by our Company. The full board also receives briefings from management on key components of our programs and any pressing risk or compliance matters.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our development of our product candidates” under Item 3.D.

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
4.1

Belite Bio, Inc Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.2

2022 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.5

Series A Preferred Share Purchase and Note Conversion Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated January 21, 2020 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.6

Series B Preferred Share Purchase Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated December 23, 2020 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.7

Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 13, 2016 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.8

Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated August 15, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.9

Letter of Consent issued by The Trustees of Columbia University in The City of New York dated May 3, 2018 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.10

Second Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated March 27, 2019 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.11

Third Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated October 24, 2019 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.12

Fourth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 1, 2021 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.13

Fifth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated February 4, 2022 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.14

LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated July 1, 2021 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.15

First Amendment to LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated February 23, 2022 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.16

Sales Agreement by and between Belite Bio, Inc and SVB Securities LLC and Cantor Fitzgerald & Co. dated June 16, 2023 (incorporated by reference to Exhibit 1.1 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on June 16, 2023)

4.17

Underwriting Agreement by and between Belite Bio, Inc and SVB Securities LLC and Cantor Fitzgerald & Co., as representatives of the underwriters named therein, dated May 30, 2023 (incorporated by reference to Exhibit 1.1 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on May 30, 2023)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Marcum Asia
23.2*	Consent of Friedman LLP
23.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report
**	Furnished with this Annual Report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: March 11, 2024	Belite Bio, Inc

	By:	/s/ Yu-Hsin Lin
	Name:	Yu-Hsin Lin
	Title:	Chief Executive Officer and Chairman of the Board

BELITE BIO, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Belite Bio, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Belite Bio, Inc (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ (deficit) equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

March 11, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Belite Bio, Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows of Belite Bio, Inc (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph  —  Going Concern

The consolidated financial statements were prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements included in the Registration Statement on Form F-1 effective on April 28, 2022, the Company had an accumulated deficit, had incurred recurring losses from operations, had an expectation of continuing operating losses for the foreseeable future, and needed to raise capital to finance its future operation. These factors raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters were also described in Note 2. The consolidated financial statements did not include any adjustments that might result from the outcome of these uncertainties.

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

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2021 through 2022

New York, New York
March 15, 2022

BELITE BIO, INC

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share and per share amounts)

	December 31
	2022	2023
ASSETS
Current Assets
Cash	$42,089	$88,157
Other receivables	—	818
Prepayments and other current assets	716	947
Other receivables due from related parties	2	18
Total current assets	42,807	89,940
Property and equipment, net	541	490
Prepayments and other non-current assets	31	3,297
Security deposits	88	104
Operating lease right-of-use asset, net	806	811
TOTAL ASSETS	$44,273	$94,642
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	1,906	3,325
Operating lease liabilities – current	198	308
Total current liabilities	2,104	3,633
Non-current liabilities
Operating lease liabilities –non – current	668	578
TOTAL LIABILITIES	2,772	4,211
Shareholders’ equity
Ordinary shares, par value of US$0.0001 per share; 400,000,000 shares authorized; 24,898,908 and 29,184,475 shares issued; 24,898,908 and 29,149,444 shares outstanding as of December 31, 2022 and 2023, respectively	3	3
Additional paid-in capital	81,761	162,305
Accumulated other comprehensive loss	(392)	(374)
Accumulated deficit	(39,871)	(71,503)
Total shareholders’ equity	41,501	90,431
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$44,273	$94,642

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US Dollars, except share and per share amounts)

	For the Years Ended
	December 31,
	2021	2022	2023
Expenses
Research and development	$7,419	$8,869	$24,844
General and administrative	2,378	3,952	6,824
Total operating expenses	9,797	12,821	31,668
Loss from operations	(9,797)	(12,821)	(31,668)
Other income (expense):
Interest income	5	23	74
Interest expense	—	(16)	(25)
Other income (expense)	126	166	(4)
Total other income, net	131	173	45
Loss before income tax	(9,666)	(12,648)	(31,623)
Income tax expense	—	—	9
Net loss	(9,666)	(12,648)	(31,632)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(152)	(196)	18
Total comprehensive loss	$(9,818)	$(12,844)	$(31,614)
Weighted average number of ordinary shares used in per share calculation:
− Basic and Diluted	9,569,932	19,976,596	26,593,673
Net loss per ordinary share
− Basic and Diluted	$(1.01)	$(0.63)	$(1.19)

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of US Dollars, except share)

						Accumulated
					Additional	other		Total
	Convertible Preferred Shares		Ordinary Shares		Paid - in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	loss	deficit	(Deficit) Equity
Balance as of January 1, 2021	7,820,914	$31,806	9,567,997	$1	$10,563	$(44)	$(17,557)	$(7,037)
Exercise of share options	—	—	706,406	—	232	—	—	232
Share-based compensation expense	—	—	—	—	1,530	—	—	1,530
Net loss	—	—	—	—	—	—	(9,666)	(9,666)
Foreign currency translation adjustment	—	—	—	—	—	(152)	—	(152)
Balance as of December 31, 2021	7,820,914	$31,806	10,274,403	$1	$12,325	$(196)	$(27,223)	$(15,093)
Issuance of shares upon initial public offering and overallotment, net	—	—	6,772,091	1	36,145	—	—	36,146
Conversion of preferred shares	(7,820,914)	(31,806)	7,820,914	1	31,805	—	—	31,806
Exercise of share options	—	—	31,500	—	3	—	—	3
Share-based compensation expense	—	—	—	—	1,483	—	—	1,483
Net loss	—	—	—	—	—	—	(12,648)	(12,648)
Foreign currency translation adjustment	—	—	—	—	—	(196)	—	(196)
Balance as of December 31, 2022	—	$—	24,898,908	$3	$81,761	$(392)	$(39,871)	$41,501
Issuance of shares upon follow-on offering	—	—	2,000,000	—	27,317	—	—	27,317
Issuance of shares upon At-the-Market offering (“ATM”)	—	—	731,843	—	27,403	—	—	27,403
Non-cash exercise of Representative warrant	—	—	65,399	—	—	—	—	—
Exercise of warrant	—	—	1,105,978	—	21,652	—	—	21,652
Exercise of share options	—	—	347,316	—	349	—	—	349
Share-based compensation expense	—	—	—	—	3,823	—	—	3,823
Net loss	—	—	—	—	—	—	(31,632)	(31,632)
Foreign currency translation adjustment	—	—	—	—	—	18	—	18
Balance as of December 31, 2023	—	$—	29,149,444	$3	$162,305	$(374)	$(71,503)	$90,431

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US Dollars)

	For the Years Ended
	December 31,
	2021	2022	2023
Cash flows from operating activities
Net loss	$(9,666)	$(12,648)	$(31,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	30	64	139
Amortization of operating lease right-of-use asset	—	134	260
Share-based compensation expense	1,530	1,483	3,823
Gain on disposal of property and equipment	(8)	—	—
Changes in operating assets and liabilities:
Other receivables	—	—	(56)
Other receivables due from related parties	—	(32)	(16)
Prepayments	(35)	(641)	(3,516)
Other payables due to related parties	45	(41)	—
Accrued expenses and other liabilities	632	373	1,421
Security deposits	(2)	(79)	(16)
Payment of operating lease liabilities	—	(71)	(244)
Net cash used in operating activities	(7,474)	(11,458)	(29,837)
Cash flows from investing activities
Acquisition of property and equipment	(74)	(394)	(63)
Proceeds from disposal of property and equipment	18	—	—
Net cash used in investing activities	(56)	(394)	(63)
Cash flows from financing activities
Payments of deferred offering costs	(815)	(1,030)	—
Proceeds from initial public offering, net	—	37,990	—
Payments of follow-on offering costs	—	—	(883)
Proceeds from follow-on offering, net	—	—	28,200
Payments of ATM offering costs			(347)
Proceeds from ATM offering, net	—	—	26,988
Proceeds from exercise of warrants, net	—	—	21,652
Proceed from exercise of share options	232	3	349
Net cash (used in) provided by financing activities	(583)	36,963	75,959
Effects of exchange rate on cash	(161)	(366)	9
NET (DECREASE) INCREASE IN CASH	(8,274)	24,745	46,068
CASH AT BEGINNING OF THE YEAR	25,618	17,344	42,089
CASH AT END OF THE YEAR	$17,344	$42,089	$88,157
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	—	16	—
Cash paid for income tax	—	—	9
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible preferred shares into ordinary shares	—	31,806	—
Deferred IPO costs reclassed to Additional paid-in-capital	—	1,844	—
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	—	—	1,800
ATM offering sales commissions reclassed to additional paid-in-capital			858
ATM proceeds not yet received in cash as other receivable	—	—	762
Non-cash exercise of representative warrant	—	—	—	*
Right-of-use assets obtained in exchange of lease liabilities	—	941	265

*The Company issued 65,399 shares of ordinary shares in a non-cash exercise of 84,651 shares of representative warrants

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US$ except for number of shares and per share data, unless otherwise noted)

1.ORGANIZATION AND BASIS OF PRESENTATION

Belite Bio, Inc (“Belite” or the “Company”) was incorporated under the laws of the Cayman Islands on March 27, 2018. The Company and its subsidiaries are engaged in research and development of novel therapeutics targeting significant unmet needs.

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

In June 2021, the Company established Belite Bio (HK) Limited in Hong Kong as a wholly - owned subsidiary which further established Belite Bio (Shanghai) Limited in Shanghai, China in August 2021 for the purpose of carrying out clinical trials in China.

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

Upon closing of the IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 150,000 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

On June 2, 2023, the Company completed its follow-on offering of (i) 2,000,000 of ADSs, representing 2,000,000 of the Company ordinary shares, par value US$0.0001 per share; and (ii) warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrants. The ADSs and accompanying warrants are immediately separable and will be issued separately, but were sold together at a public offering price of $15.00. The gross proceeds from this offering, before deducting the underwriting discounts and commissions and offering expenses were $30 million with net proceeds of $27.3 million.

On June 16, 2023, the Company entered into a sales agreement (the “Sales Agreement”), with SVB Securities LLC (“SVB Securities”) and Cantor Fitzgerald & Co. (“Cantor”), acting as the Company’s sales agents, under which may, from time to time, offer and sell ADSs through an At-the-Market (“ATM”) offering program, having an aggregate offering price of up to $100.0 million. Each ADS represents one of the Company ordinary shares, par value $0.0001 per share. As of December 31, 2023, the Company has raised $28.6 million in gross proceeds after deducting sales commissions and other fees and expenses with the net proceeds $27.4 million, by issuing 731,843 ADSs. Subsequent to December 31, 2023, and through to March 11, 2024 the Company has raised gross and net proceeds of $6.18 million and $5.99 million, respectively, by issuing and selling 134,875 ADSs.

As of December 31, 2023, the Company’s principal subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Belite Bio Holdings Corp. (“Belite Holding”)	June 10, 2016	The United States of America	100% owned by Belite	Investment holding
Belite Bio, LLC (“Belite USA”)	June 10, 2016	The United States of America	100% owned by Belite Holding	Research and development
RBP4 Pty Ltd (“RBP4”)	August 13, 2018	Australia	100% owned by Belite Holding	Clinical trial activities
Belite Bio (HK) Limited (“Belite HK”)	June 10, 2021	Hong Kong	100% owned by Belite	Clinical trial activities
Belite Bio (Shanghai) Limited (“Belite Shanghai”)	August 12, 2021	China	100% owned by Belite HK	Clinical trial activities

Liquidity

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from private placement of equity and debt securities and public offering of American Depositary Shares. The Company had an accumulated deficit of approximately $39.9 million and $71.5 million as of December 31, 2022 and 2023, respectively. The Company had net loss of approximately $9.7 million, $12.6 million and $31.6 million for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, the Company had a total of $88.2 million in cash. The Company believes that current cash balance as of December 31, 2023 is sufficient to fund its operating activities, capital expenditures and other obligations one year after the issuance date of the consolidated financial statements. However, the Company may decide to enhance its liquidity position or increase cash for future expansions through additional capital and/or finance funding.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, valuation of ordinary shares, warrants, share options, valuation allowance for deferred income tax assets, useful lives for property and equipment, right-of-use (“ROU”) assets, operating lease liabilities and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

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

The COVID-19 or other pandemic may have an impact on the Company enrollment. For example, government orders and site policies on account of the COVID-19 or other pandemic may result some patients unwilling or unable to travel to study sites, enroll in our studies or comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, or impact on the workforce of the third parties and CROs on which the Company rely could adversely impact the ability to conduct preclinical studies, enroll and retain patients in clinical trials and conduct the clinical trials of the product candidates on expected timeframes or to complete such studies, and the ability to ultimately obtain regulatory approval.

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

Financial instruments of the Company primarily include cash, accrued expenses and other liabilities, other payable due to related parties, warrants and convertible preferred shares. Convertible preferred shares were initially recorded at issue price net of issuance costs. The fair value of the other financial instruments closely approximates their fair value due to their short maturities.

Cash

Cash deposits placed with banks which are unrestricted as to withdrawal or use.

Other Receivables

Other receivables are from the third party (non - trade), sales agent and employees (other than related parties) that arose in a manner other than the ordinary course of business. As of December 31, 2023, the Company recorded $762 of ATM offering proceeds that were not received as other receivables due from the sales agent in accordance with ASC 505 - 10 - 45 - 2 since such offering proceeds were fully collected in cash within a short period of time subsequent to year-end and before the financial statements are issued.

Deferred offering costs

Deferred offering costs consist of legal, accounting and other costs incurred through the balance sheet date that are directly related to the Company’s initial public offering and that will be charged to shareholder’s deficit upon the completion of the initial public offering. Should the initial public offering prove to be unsuccessful, the deferred offering costs, will be charged to operating expense in the consolidated statement of operations and comprehensive loss. Total deferred offering cost of $1,844 reclassed to additional-paid-in-capital upon IPO.

Follow-on offering cost consist of regulation, legal, accounting and other costs, the Company recorded follow-on offering cost of $883 and reclassed to additional-paid-in-capital as of December 31, 2023.

ATM offering costs consist of legal, accounting and other costs, the Company recorded an offering cost of $347 and reclassed to additional-paid-in-capital as of December 31, 2023.

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

Long-lived asset impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. No impairment loss was recorded for the years ended December 31, 2021, 2022 and 2023.

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

As of December 31, 2023, the Company has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Company’s option. The Company did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2022 and 2023 as the Company did not have any plan to cancel the existing CRO or CMO contracts.

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

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if- converted method, and ordinary shares issuable upon the exercise of share options and warrants, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Representative’s Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants for 150,000 shares and are also exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net - share settlement or (ii) give the Company a choice of net - cash settlement or settlement in its own shares (physical settlement or net - share settlement), the warrants are required to be recorded as a component of additional paid - in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Warrants

The Company accounts for warrants as either equity-classified or liability- classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

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

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2021, 2022 and 2023:

Supplier	2021	2022	2023
A	2,385	$4,559	$7,941
B	1,213	*	6,926
C	765	*	*
*	Represents less than 10% of research and development expenses for the years ended December 31, 2021, 2022 and 2023.

Concentration of credit risk

As of December 31, 2022 and 2023, the aggregate amount of cash of US$36,736 and US$56,837 respectively, were held at major financial institutions located in the United States, and US$5,353 and US$31,320, respectively, were deposited with major financial institutions located outside the United States. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured respectively by the Federal Deposit Insurance Corporation (“FDIC”), Hong Kong Deposit Protection Board and Singapore Deposit Insurance Corporation Limited (“SDIC”). The Company’s cash is maintained in bank deposit accounts that exceed insured limits by US$85,880. The FDIC provides coverage of US$250 per depositor. Hong Kong Deposit Protection Board provides a coverage of HK$500 per depositor. The SDIC provides a coverage of US$75 per depositor. The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company assessed the effect of adopting ASU 2023-07 is not expected to have a material impact on the Company’s results within the consolidated statements of operations and financial condition.

In December 2023, the FASB issued ASU No. 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023 - 09”). The intent of ASU 2023 - 09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023 - 09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023 - 09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023 - 09 on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3.OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS, PREPAYMENTS AND OTHER NON - CURRENT ASSETS

Other receivables consist of the following:

	As of December 31,
	2022	2023
Other receivables – offering consideration(1)	$—	$762
Other receivables	—	56
	$—	$818

(1) this represents from ATM offering proceeds that were not received and recorded as other receivables due from the sales agent as of December 31, 2023. The amount was collected in cash on January 2, 2024.

Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
Prepaid insurance premiums	$497	$762
Other prepayments	202	154
Deductible value-added tax input	17	31
	$716	$947

Prepayments and other non-current assets consist of the following:

	As of December 31,
	2022	2023
Prepaid insurance premiums	$—	$62
Other prepayments for research and development expense(2)	31	3,235
	$31	$3,297

(2) Other prepayments for research and development expense represents payments made to third party CROs to assist in the performance of clinical trial activities and the contract duration is expected to be 5 years.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2022	2023
Laboratory equipment	$368	$368
Transportation equipment	54	54
Office equipment	23	64
Leasehold improvements	187	187
Less: accumulated depreciation	(91)	(183)
Total	$541	$490

Depreciation expenses recognized during the years ended December 31, 2021, 2022 and 2023, were approximately $30, $64 and $139 respectively.

5.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
Research and development	$891	$1,760
Legal and consulting	287	581
License royalties	272	108
Payroll and Reimbursement	382	727
Other	74	149
	$1,906	$3,325

6.CONVERTIBLE PREFERRED SHARES

In January and February 2020, the Company issued 2,377,642 shares of Series A convertible preferred shares (“Series A Preferred Shares”) with a par value $0.0001 per share at $3.7036 per share for a total consideration of (i) cash $6,792 and (ii) notes principal plus unpaid interests $2,014 in convertible promissory notes issued in October 2019.

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

On May 3, 2022 total convertible preferred shares issued and outstanding of 7,820,914 shares were all converted to ordinary shares upon the completion of IPO. Total ending balance of convertible preferred shares are nil as of December 31, 2022 and 2023 respectively.

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

On April 18, 2022 the Board granted 1,698,667 shares to the management team, employees, and the independent directors. As of December 31, 2023, the Company issued 35,031 shares and not outstanding for future transfer for employees exercise share options. Share options containing only service conditions granted to each grantee under the 2019 Plan, 2020 Plan and 2022 Plan will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On July 17, 2023, the Board granted options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 995,956 shares as of January 2023. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under 2022 Plan as of the date hereof is 1,152,615 shares. Share options containing only service conditions granted to each grantee under 2022 Plan will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

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

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of December 23,	As of March 1,	As of April 18,	As of July 17,
	2020	2021	2022	2023
Risk-free interest rate	0.51%	0.87%	2.85%	3.81%
Expected volatility range	36.59%	36.75%	34.79%	39.55%
Exercise multiple	2.80	2.80	2.80	2.80
Expected dividend yield	—	—	—	—

A summary of the Company’s stock option activity under the plans for the years ended December 31, 2021, 2022 and 2023 is presented as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Grant Date	Remaining	Intrinsic
	Options	Price	Fair Value	Term (Years)	Value
Outstanding as of January 1, 2021	3,395,898	$0.3832	$2.2946	9.80	7,834
Granted	41,736	$4.2254	$0.4626	—	—
Exercised	(706,406)	$0.3289	$2.3311	—	—
Forfeited or expired	(748,667)	$0.4386	$2.2574	—	—
Outstanding as of December 31, 2021	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0000	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding as of December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Granted	1,015,000	$14.4500	$5.8298	—	—
Exercised	(347,316)	$1.0070	$2.5695	—	—
Forfeited or expired	(42,000)	$6.0000	$2.0797	—	—
Outstanding Options, December 31, 2023	4,202,087	$6.0304	$3.1048	8.20	$31,109
Vested and Expected to Vest Options as of December 31, 2023	1,517,959	$5.1743	$2.8717	6.11	$24,184
Exercisable Options as of December 31, 2023	528,596	$10.3900	$4.0353	8.94	$2,146

	Years ended December 31,
	2021	2022	2023
Research and development	$52	$818	$1,716
General and administrative	1,478	665	2,107
Total.	$1,530	$1,483	$3,823

As of December 31, 2023, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were $0, 2020 Plan $687 and 2022 Plan $3,406 which are expected to be recognized over a weighted-average period of 0 years, 0.5 years and 1.35 years, respectively.

8.Leases

On January 1, 2022, the Company adopted ASC Topic 842, Lease (the “new lease standard”) by applying the modified retrospective approach to all leases. The Company recognized operating lease right-of-use (“ROU”) assets of $941 and $265, and corresponding lease liabilities of $941 and $265 for the year ended December 31, 2022 and 2023, respectively.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, the Company use its incremental borrowing rate(“IBR”) 2.48% as of April 20, 2022, 2.64% as of August 15, 2022 and 3.02% as of April 3, 2023 at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective April 20, 2022, the Company entered into an agreement to lease usage of the Taiwan office with a third-party entity. The lease was for a 5-year term, early termination of the lease shall be paid twice of the monthly rent as punitive liquidated damages and forfeited security deposits.

Effective August 15, 2022, the Company entered into an agreement to lease usage of our Australia office with a third-party entity. The lease was for a 3-year term, early termination of the lease may apply the proportion of any incentive which must be repaid to the lessor.

Effective April 3, 2023, the Company entered into an agreement to lease usage of our USA San Diego office with a third-party entity. The lease was for a 3.25-year term, early termination of the lease is not accepted.

Supplemental balance sheet information related to leases consists of the following:

		As of December 31,	As of December 31,
	Classification	2022	2023
Assets
Operating lease – ROU assets	Right-of-use assets	$806	$811

Liabilities
Operating lease liabilities	Current portion	$198	$308
Operating lease liabilities	Non-current portion	668	578
Total lease liabilities		$866	$886

Depreciation expenses for ROU recognized during the years ended December 31, 2021, 2022 and 2023 were approximately nil, $134 and $260, respectively.

At December 31, 2022 and 2023, the weighted average incremental borrowing rate were 2.51% and 2.63%, and the weighted average remaining lease term for the operating leases held by the Company were 51 months and 37 months, respectively.

The following table sets forth the Company’s minimum lease payments in future periods:

As of December 31,
2023
For the year ending December 31,
2024	$327
2025	308
2026	200
2027	86

Total minimum lease payments	$921
Less: imputed interest	(35)

Total:	$886

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

United States

Belite Bio Holdings Corp. and Belite Bio, LLC are subject to U.S. federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84%.  As a result of the Tax Act, The Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI)” inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2022 and 2023, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

Hong Kong

Belite Bio (HK) Limited is subject to Hong Kong profits tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong for the first HK$ 2 million is 8.25% and over HK$ 2 million is 16.5%.

Australia

RBP4 Pty Ltd is subject to Australia profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%.

PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of Belite Shanghai during the years ended December 31, 2021, 2022 and 2023 in accordance with relevant PRC enterprise income tax legislation, interpretations and practices.

No provision for PRC corporate income tax has been made for the years ended December 31, 2021, 2022 and 2023 as Belite Shanghai had no such assessable profit for the year then ended.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2023, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2022 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 and 2022 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2022 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 is subject to examination by tax authorities. There are currently no pending examinations.

The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

The provision for income taxes is based on the following pretax loss:

	For the years ended December 31,
	2021	2022	2023
United States	$(413)	$(1,097)	$(1,792)
Other than United States	(9,253)	(11,551)	(29,831)
Total	$(9,666)	$(12,648)	$(31,623)

	For the years ended December 31,
Income Tax Expense	2021	2022	2023
Current	$—	$—	$9
Deferred	—	—	—
Total Income Tax Expense	$—	$—	$9

	For the
	years ended December 31,
	2021	2022	2023
Federal statutory tax rate	21.00%	21.00%	21.00%
Effect of tax rates in foreign jurisdiction	(15.85)%	(9.56)%	(5.80)%
State taxes	0.30%	0.60%	0.05%
Effect of preferential tax rate	—	—	(0.07)%
Research and development credit	(0.33)%	(3.13)%	(2.94)%
Non-deductible expenses	0.20%	0.44%	(0.25)%
Foreign income tax	—	—	(0.03)%
Changes in valuation allowances	(5.32)%	(9.35)%	(11.99)%
Effective tax rate	$0.00%	$0.00%	$(0.03)%

No reserve for uncertain tax positions was recorded for the years ended December 31, 2021, 2022 and 2023. The Company does not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

The deferred income tax assets of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
Deferred income tax assets
Research and development credits	$169	$351
Capitalized research and development expenses	—	303
Net operating loss carryforwards	2,398	5,562
	2,567	6,216
Valuation allowance	(2,567)	(6,216)
Total net deferred income tax assets	$—	$—

The following table sets forth the changes in valuation allowance:

	For the
	years ended December 31,
	2022	2023

Balance at beginning of the year	$1,352	$2,567
Addition	1,166	3,792
True up adjustment	—	(157)
Foreign currency translation adjustment	49	14
Balance at end of the year	$2,567	$6,216

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2023, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2022, and 2023, Belite Bio, LLC had U.S. federal and state research and development credit carryforwards of approximately $169 and $351, respectively. The U.S. federal research and development credit will expire from 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization. As of December 31, 2023, the Company’s subsidiaries had capitalized research and development expenses for federal and state tax purpose of $1,447 which was amortized over a period of five years.

As of December 31, 2022 and 2023, the Company’s subsidiaries had U.S. net operating loss carryforwards for federal and state tax purpose of $6,670 and $5,044, respectively. The federal net operating loss carryforwards of $603 incurred before January 1, 2018 will begin to expire in the years 2036 through 2037. The remaining $3,007 of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately $1,434 that will begin to expire in the years 2036 through 2038. As of December 31,2022 and 2023, the Company’s subsidiary had Australia net operating loss carryforwards for tax purpose of $3,491 and $4,250, respectively that do not expire. As of December 31,2022 and 2023, the Company’s subsidiaries had Hong Kong net operating loss carryforwards for tax purpose of $3,111 and $20,781, respectively that do not expire. As of December 31,2022 and 2023, the Company’s subsidiaries had China net operating loss carryforwards for tax purpose of $39 and $82, respectively which will begin to expire starting in 2026.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2023, 2022 and 2021, the Company had no unrecognized tax benefits.

10.AUSTRALIA RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Company’s wholly owned subsidiary, RBP4 Pty Ltd, which conducts clinical development activities on behalf of the Company, is eligible under the Australian Research and Development Tax Incentive Program to receive a 43.5% refundable tax incentive from the Australian Taxation Office for qualified research and development expenditures. To be eligible, RBP4 Pty Ltd must have revenue of less than AU$20 million during the reimbursable period and cannot be controlled by income tax exempt entities. The tax incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the tax incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. For the years ended December 31, 2021, 2022 and 2023, $339, $618 and $791, respectively, were recorded in the consolidated statements of operations and comprehensive loss.

11.EQUITY

Ordinary Shares

As of December 31, 2023 the Company was authorized to issue 400,000,000 shares of $0.0001 par value ordinary shares. 29,184,475 shares issued and 29,149,444 shares outstanding as of December 31, 2023. 35,031 shares were issued but not yet outstanding reserved for future transfer for employees exercise share options. Holders of the Company’s ordinary shares are entitled to dividends, if and when, declared by the board of directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2023, no dividends were declared.

Representative’s Warrant

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants to purchase a number of ADSs equal to 150,000 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrant of 84,651 shares were exercised on a cashless basis and 65,399 shares were issued as of December 31, 2023.

The fair value of the warrant, using the Black - Scholes Model on the date of issuance was $228. The key inputs into the Black - Scholes Model variables were as follows at measurement date:

April 28, 2022
Stock price	$6.00
Risk-free interest rate	2.86%
Volatility	32.19%
Exercise price	$7.50
Dividend yield	$0

Warrants

On June 2, 2023, the Company consummated its follow-on offering of 2,000,000 of American depositary shares, or ADSs, representing 2,000,000 of the Company ordinary shares, par value US$0.0001 per share; and to the investors warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 2, 2023 and expire on June 2, 2028. The fair value of these warrants, using the Binomial Model pricing model on the date of issuance was $6,337. As of December 31, 2023 the gross proceeds were $21,708 from warrant exercise, deducting the conversion agent fee of $56 and offering expenses with net proceeds of $21,652.

The key inputs into the Binomial Model variables were as follows at measurement date:

June 2, 2023
Stock price	$17.15
Risk-free interest rate	3.84%
Volatility	99.27%
Exercise price	$18.00
Dividend yield	$0

The following table summarizes the Company’s activities and status of representative’s warrant and warrants:

		Weighted	Weighted Average
		Average	Remaining Term
	Number of Warrants	Exercise Price	(Years)
Outstanding as of January 1, 2022	—	—
Issued	150,000	$7.50
Exercised	—	—
Forfeited or expired	—	—
Outstanding as of December 31, 2022	150,000	$7.50	4.33
Issued	2,000,000	$18.00
Exercised	(1,190,629)	$17.25
Forfeited or expired	—	—
Outstanding as of December 31, 2023	959,371	$17.28	4.35

ATM offering

On June 16, 2023, the Company entered into a sales agreement, with SVB Securities and Cantor, acting as the Company sales agents, under which may, from time to time, offer and sell ADSs through an ATM offering program. As of December 31, 2023, the Company have raised $28,608 in gross proceeds and $27,403 net proceeds after deducting sales commissions $858 and other fees and expenses $347, and recorded $762 of ATM offering proceeds that were not received as other receivables due from the sales agent by issuing 731,843 ADSs. Subsequent to December 31, 2023, and through to March 11, 2024 the Company has raised gross and net proceeds of $6,175 and $5,990, respectively, by issuing and selling 134,875 ADSs.

12.NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	Years ended December 31,
	2021	2022	2023
Numerator:
Net loss attributable to ordinary shareholders	$(9,666)	$(12,648)	$(31,632)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	9,569,932	19,976,596	26,593,673
Net loss per share – basic and diluted	$(1.01)	$(0.63)	$(1.19)

For the years ended December 31, 2021, 2022, and 2023, the effects of all outstanding convertible preferred shares, share options and warrants have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Years ended December 31,
	2021	2022	2023
Convertible preferred shares	7,820,914	—	—
Outstanding share options	1,982,561	3,576,403	4,202,087
Outstanding warrants	—	—	959,371
Total	9,803,475	3,576,403	5,161,458

13.RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
Lin BioScience, Inc.	The ultimate controlling shareholder of the Company

The Company and its subsidiaries entered into several research and development services agreements with several related parties, including:

Lin BioScience, Inc. and the Company entered into the Tinlarebant R&D services agreements on July 1, 2020, July 1, 2021, July 1, 2022 and July 1, 2023 whereby Lin BioScience, Inc. agreed to provide certain new drug development services for pipeline Tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the year ended December 31, 2021, 2022, and 2023, the Company recorded $183, $140 and $63 in research and development expenses, respectively.

On November 1, 2022 and November 1, 2023, Lin Bioscience, Inc and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, which is Lin Bioscience’s cancer pipeline. Lin Bioscience agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2022 and 2023, the Company has provided related service connected to the above agreement to Lin Bioscience and the expense reimbursed incurred was $32 and $46.

(a)	Related party balances

	As of December 31,
	2022	2023
Due from related parties
Lin BioScience, Inc.	$2	$18

(b)	Related party transactions

During the years ended December 31, 2021, 2022 and 2023, related party transactions consisted of the following:

	Years ended December 31,
	2021	2022	2023
Lin BioScience, Inc.:
Research and Development Expense	$183	$140	$63
Reimbursement for Expense	$—	$32	$46

14.COMMITMENTS AND CONTINGENCIES

License Agreement with Columbia University

The Company is party to an exclusive license agreement with Columbia University (the “Columbia License Agreement”), which has been amended five times, most recently as of February 4, 2022, under which the Company licenses specified intellectual property from Columbia University. The patent rights licensed to the Company by Columbia University include issued patents with claims that recite a class of compounds directed to covering the Company’s lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires the Company to make minimum annual royalty payments to Columbia University of specified amounts on each anniversary of the first commercial sale of a licensed product, commencing on the second anniversary of such sale. The Company will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by the Company and its affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates the Company to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. The Company is also obligated to periodically inform Columbia University of its progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If the Company pays Columbia University the required fee, it will be granted a 6-month extension. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that the Company believes would affect the timely achievement of any milestone, it may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and the Company is in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert the license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license. The Company is also obligated to make payments to Columbia University in an aggregate amount of up to $20 million based on achieving specified development and regulatory approval milestones and in an amount of up to $25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, the Company is obligated to pay Columbia University a specified portion of revenue it receives from sublicensees, and a specified portion of revenue received from any sale of a priority review voucher by us or a sublicensee. The Company cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe it is in compliance with the terms of the license. From inception through December 31, 2023, the Company has made a payment of $1 million to Columbia University resulting from this license agreement, which was triggered by the completion of its Phase 1 clinical trial.

Clinical Research Organization (CRO)

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of clinical trial activities. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred. As of the issuance date of the consolidated financial statements, the remaining contractual costs expected to be incurred in future periods for the Company’s clinical trials in STGD1 and Geographic Atrophy (GA) is approximately US$24.88 million.

Litigation

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not aware of any current pending legal matters or claims.

15.SUBSEQUENT EVENTS

The Company evaluated and recorded subsequent events and transactions that occurred after the balance sheet date up to March 11, 2024, the date that the financial statements were issued.

On January 17, 2024, the Company invested $39.94 million in U.S Treasury bills with maturity greater than three months and less than one year held with financial institutions. The impact of these events on the Company’s financial position, results of operations, and cash flows will be reflected in future reporting periods.