Form 20-F
period 2024-12-31
BELITE BIO, INC
filed 2025-03-17
CIK 1889109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

31,826,549 ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

☐ Yes ☒ No

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one of our ordinary share;
●	“AUD” are to the legal currency of Australia;
●	“Belite,” “we,” “us,” “our company,” “Company,” and “our” are to Belite Bio, Inc, a Cayman Islands exempted company with limited liability and its subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“EMA” are to European Medicines Agency;
●	“FDA” are to U.S. Food and Drug Administration;
●	“IND” are to Investigational New Drug Application;
●	“Latest Practicable Date” are to March 14, 2025;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“NMPA” are to National Medical Products Administration;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“TGA” are to Therapeutic Goods Administration of Australia;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“U.S. GAAP” are to the generally accepted accounting principles of the United States.

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

Our reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries located in the United States and Hong Kong is U.S. dollars. The functional currency of the Company’s subsidiary located in Australia is AUD, the functional currency of the Company’s subsidiary located in China is RMB and the functional currency of the Company’s subsidiary located in Taiwan is NTD. Unless otherwise noted, all translations from AUD to U.S. dollars and from U.S. dollars to AUD in this Annual Report are made at a rate of AUD0.6219 to US$1.00, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this Annual Report are at the rate of RMB7.1884 to US$1.00 and all translations from NTD to U.S. dollars and from U.S. dollars to NTD in this Annual Report are set the rate of NTD0.0305 to US$1.00. We make no representation that any AUD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or AUD, as the case may be, at any particular rate, or at all.

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

The forward-looking statements in this Annual Report include, among other things, statements about:

●	the timing of the initiation, progress and potential results of our preclinical studies, clinical trials and our discovery programs;
●	the timing and likelihood of regulatory filings and approvals, including with respect to additional indications beyond the initial indication for which we are seeking approval for our product candidates;
●	our ability to advance our product candidates into drugs, and the successful completion of clinical trials;
●	the approval, commercialization, pricing and reimbursement of our product candidates;
●	the competitive landscape and size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
●	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
●	our ability to attract and retain senior management and key employees;
●	our future business development, financial condition and results of operations;
●	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
●	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
●	costs associated with enforcing or defending against intellectual property infringement, misappropriation or violation, product liability and other claims;
●	our ability to establish and maintain collaborations or licensing agreements;
●	our ability to identify and integrate new product candidates, technologies and/or suitable acquisition targets;
●	our ability to effectively manage our growth; and
●	changes to regulatory and operating conditions in our industry and markets.

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

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” of this Annual Report. Our principal risks include the following:

●	Our business is highly dependent on the success of our lead product candidate, Tinlarebant (a/k/a LBS-008). If we are unable to develop, obtain marketing approval for or successfully commercialize Tinlarebant, either alone or through a collaboration, or if we experience significant delays in doing so, our business could be harmed;
●	All of our product candidates (i.e. Tinlarebant and LBS-009) are in clinical or preclinical development. If we are unable to complete clinical development and obtain regulatory approval to ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially harmed;
●	We have recorded net cash outflow from operating activities since our inception. Despite we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates;
●	We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability;

●	The regulatory approval processes of the FDA, the TGA, the NMPA, the PMDA, the EMA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;
●	All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated;
●	If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected;
●	We depend on intellectual property licensed from third parties, and our current and future licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business;
●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected;
●	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees;
●	As we rely on third parties to conduct our preclinical studies, clinical trials, contract manufacture drug substances and drug products, and provide other important services related to product development, regulatory submissions, and commercialization, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties, comply with applicable laws, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed;
●	We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans; and
●	As a result of our principal shareholder, Lin Bioscience International Ltd.’s significant share ownership position in us, it is able to influence corporate matters and a conflict of interest may arise between our principal shareholder and us.

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

The success of Tinlarebant will depend on several factors, including the following:

●	successful completion of our ongoing clinical trials;
●	initiation and successful enrollment and completion of additional clinical trials;
●	safety, tolerability and efficacy profiles that are satisfactory to the FDA, the TGA, the NMPA, the EMA, the PMDA or any comparable foreign regulatory authority for marketing approval;
●	timely receipt of marketing approvals from applicable regulatory authorities;
●	the performance of our future collaborators, if any;
●	the extent of any required post-marketing approval commitments to applicable regulatory authorities;
●	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;
●	establishment of arrangements with third-party manufacturers to obtain finished products that are appropriately packaged for sale;
●	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;
●	protection of our rights in our intellectual property portfolio;
●	successful launch of commercial sales following any marketing approval;

●	a continued acceptable safety profile following any marketing approval, and meeting all applicable post-market commitments, obligations, and requirements;
●	commercial acceptance of our products, if approved, by patients, the medical community and third-party payors; and
●	our ability to compete with other therapies.

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

Any significant delays in, or an inability to, obtain regulatory approval and ultimately achieve commercial success for our existing and future product candidates in one or more jurisdictions would materially harm our business and we may not be able to generate enough revenues and cash flows to continue our operations. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

If we encounter delays or difficulties enrolling and retaining patients in our clinical trials, our clinical development progress and our receipt of necessary regulatory approvals could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that will remain in the study until its conclusion. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these studies as required by the FDA, the TGA, the NMPA, the EMA, the PMDA and any other applicable similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. If patients are unwilling to enroll in our clinical trials because of negative publicity from adverse events related to the biopharmaceutical industry or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment could result in increased development costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Patient enrollment for our clinical trials may be affected by other factors, including, but not limited to, the following:

●	severity of the disease under investigation;
●	total size and nature of the relevant patient population;
●	design and eligibility criteria for the clinical trial in question, including age-based eligibility criteria limiting subject enrollment to adolescent populations;

●	perceived risks and benefits of the product candidate under study;
●	our resources to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	availability of competing therapies also undergoing clinical trials;
●	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible patients;
●	our ability to maintain patient consents;
●	ability to monitor patients adequately during and after treatment; and
●	proximity and availability of clinical trial sites for prospective patients.

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

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently plan, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these studies or tests are not positive or are only modestly positive or if they raise safety concerns, we may (i) be delayed in obtaining regulatory approval for our product candidates; (ii) obtain approval for indications or patient populations that are not as broad as intended or desired; (iii) not obtain regulatory approval at all; (iv) have the drug removed from the market after obtaining regulatory approval; (v) be subject to additional post-marketing testing requirements; (vi) be subject to restrictions on how the drug is distributed or used; or (vii) be unable to obtain reimbursement for use of the drug. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA, the TGA, the NMPA, the EMA, the PMDA or other regulatory authorities may disagree with our clinical trial design or our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

Our clinical trials are conducted in multiple jurisdictions, which may subject us to delays and expenses.

We are currently conducting clinical trials, through third-party CROs, in multiple jurisdictions such as the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, Australia, Taiwan, Hong Kong, China, and Japan among others (see “Item 4. Information on the Company—B. Business Overview” beginning on page 75 for our current plans for future clinical trials). There are risks inherent in conducting clinical trials in multiple jurisdictions, which may subject us to delays and expenses, such as:

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

As is the case with pharmaceuticals generally, it is likely that there may be serious adverse, undesirable or unacceptable side effects caused by our product candidates that could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. Results of our future preclinical studies and clinical trials could reveal a high and unacceptable severity or prevalence of serious adverse events. In such an event, our studies could be suspended or terminated and the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Adverse events related to our product candidates may affect patient recruitment or the ability of enrolled subjects to complete the study and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, the identification of serious adverse, undesirable or unacceptable side effects caused by any of our future approved product candidates may lead to potentially significant negative consequences, which include, but are not limited to, the following:

●	suspension of our marketing of the product candidate;
●	withdrawal or revocation by regulatory authorities of their approvals of or the licenses for the product candidate;
●	the requirement by regulatory authorities to conduct additional clinical trials, add additional warnings to, or otherwise change, the label of the product candidate, such as a “black box” warning or contraindication, or create a medication guide outlining the risks of such side effects for distribution to patients;
●	restriction on the distribution of the product candidate or imposition of burdensome implementation requirements on us through the establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or similar strategy as may be required by the FDA, the TGA, the NMPA, the EMA, the PMDA or a comparable regulatory authority;
●	the requirement by regulatory authorities to conduct specific post-marketing studies of the product candidate;
●	the requirement to change the way the product candidate is distributed or administered;
●	becoming subjected to regulatory investigations, government enforcement actions or litigation proceedings, and being held liable for harm caused to subjects or patients;
●	the product becoming less competitive;
●	removal of product candidates from the marketplace; and
●	harm to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular product candidate that is approved and could significantly harm our business, results of operations and prospects.

Further, the use of our product candidates in conjunction with other therapies, may result in unique adverse events that could be exacerbated compared with adverse events from the use of our product candidates alone. Results of our studies could reveal a high and unacceptable severity or prevalence of adverse events. These types of adverse events could be caused by our product candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authority.

Results of preclinical studies and earlier clinical trials may not be predictive of results of future clinical trials. The overall timeline of clinical trials remains inherently uncertain as it might be affected by various uncontrollable factors.

The outcome of preclinical studies and earlier clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or any future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authority may disagree and may not grant marketing approval of our product candidates.

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

Even if the desirable results are achieved in clinical trials, the timeline of the R&D process might be affected by various uncontrollable factors. For example, the clinical trial design process necessitates a continuous testing and validation phase which introduce certain level of uncertainties to the overall duration of the trials. This complexity arises from the need to determine both the dosing period and follow-up period when patients are monitored for a specific duration after the last dose to assess the effect of the treatment, and provide useful guidance on dosing regime to future clinical use. The design of these periods involve multiple factors including the anticipated duration of the effect of the drug candidates and may need to be adjusted based on preliminary findings of the trials. Therefore, the overall timeline for clinical trials remains inherently uncertain.

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

Our product candidates are subject to extensive regulation. However, we have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

The process of obtaining regulatory approvals in the United States, the PRC, the EU and other jurisdictions is expensive, may take many years if additional clinical trials are required and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in or the enactment of additional laws, regulations or approval policies may cause delays in the approval process or rejection of an application.

We have never obtained marketing approval for a product candidate. It is possible that the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authority may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authority does not accept or approve our NDAs for any of our product candidates, it may require that we conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other required trials or studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authority to approve our NDAs.

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

The degree of market acceptance of our product candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including, but not limited to, the following:

●	the clinical indications for which our product candidates are approved;
●	the degree to which physicians, hospitals, patient advocacy groups and patients consider our product candidates as safe and effective treatments;
●	whether our product candidates have achieved the perceived advantages of our product candidates over alternative treatments;
●	the prevalence and severity of any adverse effects;
●	product labeling or package insert requirements of the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities;
●	timing of market introduction of our product candidates as well as competitive drugs;
●	cost of treatment in relation to alternative treatments;
●	availability of adequate coverage and reimbursement from third-party payors and government authorities in the United States, Australia, China or any other jurisdictions;
●	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;
●	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and
●	the effectiveness of our sales and marketing efforts.

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

Many of our competitors have significantly greater financial, technical, human and other resources, such as larger research and development staff and experienced marketing and manufacturing departments, and more experience in the development and regulatory approval process than we have. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval from the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities more rapidly than we are able to and may be more effective in selling and marketing their products as well. For example, the NMPA has recently accelerated market approval of drugs for diseases with high unmet medical need. In particular, the NMPA may review and approve drugs that have gained regulatory market approval in the United States, the European Union or Japan in the recent ten years without requiring further clinical trials in China. This may lead to potential increased competition from drugs that have already obtained approval in other jurisdictions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our drug development programs.

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

There may be significant delays in obtaining reimbursement for approved product candidates, and coverage may be more limited than the purposes for which the product candidates are approved by the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved product candidates could have a material adverse effect on our business, our operating results, and our overall financial condition.

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

The ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA, the TGA, the NMPA, the EMA, the PMDA and any other applicable comparable foreign regulatory authorities, acceptance by the medical community and patient access, potential competition and drug pricing and reimbursement. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, which may significantly harm our business, financial condition, results of operations and prospects.

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

Since our inception, our operations have consumed substantial amounts of cash. To date, we have financed our operations primarily through proceeds through our initial public offering, follow-on offering, warrants, registered direct offering and an ATM offering program, the private placement of our convertible preferred stock, and the issuance of our convertible promissory notes. For the years ended December 31, 2022, 2023 and 2024, the net cash used in our operating activities was approximately US$11.5 million, US$29.8 million and US$29.2 million, respectively.

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

We have incurred significant annual net operating losses in every year since our inception. We expect to continue to incur significant and increasing net operating losses for at least the next several years. Our net losses were approximately US$12.6 million, US$31.6 million and US$36.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had an accumulated deficit of approximately US$107.6 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through private placements and the sale of our ADSs in our initial public offering. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

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

As of December 31, 2022, 2023 and 2024, our subsidiaries had U.S. net operating loss carryforwards for federal and state tax purposes of approximately US$6.7 million US$5.0 million and US$5.8 million, respectively. The federal net operating loss carryforwards of US$603 thousand incurred before January 1, 2018, will begin to expire in the years 2036 through 2037. The remaining US$3.8 million of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately US$1.4 million that will begin to expire in the years 2036 through 2038. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

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

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

The regulatory approval processes of the FDA, the TGA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain the approval of the FDA, the TGA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of preclinical studies and clinical trials and timing can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, each of which may cause delays in regulatory review. However, we cannot guarantee that we will be able to obtain regulatory approvals in a timely manner, or at all, for our existing product candidates or any product candidates that we may discover, in-license or acquire and seek to develop in the future. Our product candidates may not be effective, may be only moderately effective or may prove to have serious adverse, undesirable or unacceptable side effects, toxicities or other characteristics that may preclude regulatory approval or prevent or limit commercial use.

Our product candidates could be delayed in receiving or fail to receive regulatory approval of the FDA, the TGA, the NMPA, the EMA, the PMDA or a comparable regulatory authority for many reasons, including, but not limited to, the following:

●	disagreement with the number, design, size, conduct or implementation of our clinical trials; For example, the regulatory authorities may disagree with our clinical trial endpoints, the subjects of our clinical trials, the number of patients enrolled, or the disease we choose to treat with our product candidates;
●	delays in obtaining regulatory approval or ethics committee approval to commence a clinical trial;
●	failure to demonstrate that a product candidate is safe and effective and potent for its proposed indication;
●	failure of our clinical trial results to meet the level of statistical significance required for approval;
●	failure of our CROs, clinical trial sites or investigators to comply with relevant current good clinical practice, or cGCP, requirements or failure of our clinical trial process to pass GCP inspections;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from animal testing or preclinical studies or clinical trials;
●	insufficient data collected from the clinical trials of our product candidates to support the submission and filing of an NDA, or other submissions or to obtain regulatory approval;
●	failure of our product candidates to pass current good manufacturing practice, or cGMP, inspections during the regulatory review process or across the production cycle of our drug;
●	failure of our clinical sites to pass audits carried out by the FDA, the TGA, the NMPA, the EMA, the PMDA or comparable regulatory authorities, resulting in a potential invalidation of our research data;
●	findings by the FDA, the TGA, the NMPA, the EMA, the PMDA or comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party CMOs with whom we contract for preclinical, clinical and commercial supplies;
●	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval;
●	our CROs taking actions that materially and adversely impact our clinical trials; and

●	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

The FDA, the TGA, the NMPA, the EMA, the PMDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans. Even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, grant approval contingent on the performance of costly post-marketing clinical trials or approve a product candidate with an indication that is not desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated.

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We initially intend to focus our activities on our primary markets of the United States, the United Kingdom, Australia, Taiwan, Europe, China and Japan. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

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

The FDA, the TGA, the NMPA, the EMA, the PMDA and any other regulatory agencies may actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses.

If any of our product candidates is approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA, the TGA, the NMPA, the EMA, the PMDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the TGA, the NMPA, the EMA, the PMDA or such other regulatory agencies as reflected in the product’s approved labeling in applicable jurisdiction(s). If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. For example, the U.S. federal government has successfully pursued judgments for large civil and criminal fines and penalties against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The U.S. federal government has also successfully pursued consent decrees, deferred prosecution agreements, and injunctions under which specified promotional conduct is changed or curtailed, and compliance is closely monitored. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Even if we obtain approval of our product candidates in one jurisdiction, we may never obtain approval for or commercialize them in any other jurisdiction, which would limit our ability to realize the maximum market potential of our product candidates.

We cannot commercialize product candidates in the United States, Australia, China, Europe, Japan or another jurisdiction outside of the United States without first obtaining regulatory approval from the FDA, the TGA, the NMPA, the EMA, the PMDA or comparable foreign regulatory authorities. The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside of the United States and approval may not be granted. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Even if our product candidates were to successfully obtain regulatory approval in one jurisdiction, we would still need to seek approval in any other jurisdictions where we plan to market the product. Any safety issues, product recalls or other incidents related to products approved and marketed in one jurisdiction may impact approval of those products in other jurisdictions. Further, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere.

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

Certain of our clinical trials supporting our lead product candidate were, and continue to be, conducted outside the United States in foreign countries or regions such as Australia, Europe, Japan, China and Taiwan, and we, or any future collaborators, may choose to conduct one or more clinical trials or a portion of such clinical trials for our product candidates outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with cGCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

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

Even after obtaining regulatory approval from the FDA, the TGA, the NMPA, the EMA, the PMDA or a comparable regulatory authority, our product candidates will be subject to, among other things, ongoing regulatory requirements governing the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, recordkeeping data management and submission of safety, efficacy and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any CMC, variations, continued compliance with cGMPs, and cGCPs and potential post-approval studies for the purposes of license renewal. Violations of the Federal Food, Drug, and Cosmetic Act, or the FDCA, relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 studies for the surveillance and monitoring of the safety and efficacy of the drug.

In addition, once a drug is approved by the FDA, the TGA, the NMPA, the EMA, the PMDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party CMOs or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;
●	fines, warning letters or holds on our clinical trials;
●	refusal by the FDA, the TGA, the NMPA, the EMA, the PMDA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	refusal by the FDA, the TGA, the NMPA, the EMA, the PMDA or comparable regulatory authorities to accept any of our IND approvals or NDAs;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil, administrative or criminal penalties.

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

Our success depends in large part on our ability to protect our proprietary technology and product candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of the Latest Practicable Date, our portfolio of owned, co-owned, and in-licensed patents consisted of 23 issued U.S. patents (inclusive of allowed applications), 9 pending U.S. patent applications, 23 issued foreign patents (inclusive of allowed applications) and 44 pending foreign patent applications, providing protection in the United States and China, among other regions. We seek to protect and intend to seek to protect the product candidates and technology that we consider commercially important by filing patent applications and requiring our licensor to file licensed patent applications in the United States, European Union, China, Japan, South Korea, Taiwan, Canada, Australia, India and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

For the year ended December 31, 2024, no material weaknesses and significant deficiencies were identified in our internal control over financial reporting by us and our independent registered public accounting firm. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
●	our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals by the FDA, the TGA, the NMPA, the EMA, the PMDA and comparable regulatory authorities in other jurisdictions, and the timing thereof;
●	other actions, decisions or rules issued by regulators;
●	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;
●	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;
●	the efforts of our collaborators with respect to the commercialization of our products; and
●	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

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

As of December 31, 2024, our research and development team has expanded to seventeen employees, among which nine employees are responsible for our clinical operations. We now only occasionally consult with a few employees of our ultimate controlling shareholder to advise on some of the clinical operations of our Company. In order to execute our business plans, we expect that we will need to significantly increase the number of our employees and consultants and the scope of our operations, particularly in the areas of research and development, regulatory affairs and business development. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business.

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

We have adopted the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, and the 2022 Performance Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We have terminated the authority to grant additional awards under the 2020 Share Incentive Plan and all future awards will be granted under the 2022 Performance Incentive Plan. As of the Latest Practicable Date, options to purchase a total of 1,546,098 and 4,107,615 ordinary shares have been granted and are outstanding under the 2020 Share Incentive Plan and the 2022 Performance Incentive Plan. As of the Latest Practicable Date, 210,000 restricted stock units award has been granted and is outstanding under the 2022 Performance Incentive Plan. See “Item 6. Directors, Senior Management and Employees—Compensation—Share Incentive Plans”.

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

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical studies. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

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

We and our CROs are required to comply with cGCP, current good laboratory practices, or cGLP, and other regulatory regulations and guidelines enforced by the FDA, the TGA, the NMPA, the EMA, the PMDA, the International Conference on Harmonization, or ICH, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these cGCP, cGLP or other regulatory requirements through periodic inspections of study sponsors, investigators and study sites. If we or any of our CROs fail to comply with applicable cGCP, cGLP or other regulatory requirements, the relevant data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, the TGA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with cGCP requirements. In addition, our clinical trials must be conducted with product candidates or products produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

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

Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report included in our registration statement on Form F-1 filed with and subsequently declared effective by the SEC on April 28, 2022, and our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), both as independent registered public accounting firms with the PCAOB and are headquartered in New York, New York, are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Both Friedman and Marcum have been inspected by PCAOB on a regular basis, and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in China and Hong Kong in the future and states that it has already resumed regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

As of the Latest Practicable Date, our principal shareholder, Lin Bioscience International Ltd., beneficially owned approximately 52.96% of our outstanding ordinary shares. As a result of significant share ownership position in our Company, our principal shareholder could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions, strategic collaborations or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and reducing the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

The trading price of our ADSs ranged from US$8.87 to US$83.66 per ADS since the listing of ADS on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including as a result of short selling by institutional and retail investors. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchased your ADSs and you may lose some or all of your investment.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 16,909,295 ADSs (equivalent to 16,909,295 ordinary shares) outstanding as of the Latest Practicable Date. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We would lose our foreign private issuer status if, for example, as of the applicable determination date, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on June 30, 2025, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not otherwise incur as a foreign private issuer.

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

Based on current estimates of our gross income and the value of our gross assets (including goodwill) and the manner in which we conduct our business, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we expect that we will continue to be a PFIC for the current taxable year.

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

U.S. investors will be subject to adverse U.S. federal income tax consequences for any taxable year we are treated as a PFIC (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements unless you make one of the elections described below (if available).

Because we believe we were a PFIC for 2024 and will continue to be treated as such in the current taxable year, we expect to provide information necessary for our shareholders to make a qualified electing fund election (“QEF Election”) with respect to us for the current taxable year on our website (https://belitebio.com/). A U.S. holder that makes a QEF Election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make distributions. We will endeavor to provide to you, for each taxable year that we are or may be a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF Election with respect to us. Alternatively, a U.S. holder may be able to make a mark-to-market election, assuming that our shares constitute “marketable” securities under the Code, which generally avoids the adverse consequences of PFIC status discussed above, but would require a U.S. holder to annually report as ordinary income any increase in value of our shares during the year (as well as generally allowing deductions for any decrease in the value of our shares).

Further, for any year we are determined to be a PFIC, U.S. holders will generally be treated as owning a proportionate amount (by value) of shares owned by us in any of our direct or indirect subsidiaries that are also PFICs, each a lower-tier PFIC, and will be subject to similar adverse rules with respect to distributions from, or dispositions of, such lower-tier PFICs, in each case as if such U.S. holder held such shares directly (even if such U.S. holder does not receive the proceeds of such distributions or dispositions directly). We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. However, there can be no assurance we will have timely knowledge of the status of any such lower-tier PFIC.

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

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

In June 2023, we completed a follow-on offering of (i) 2,000,000 ADSs, each representing one ordinary share of our Company, par value $0.0001 per share, for an aggregate proceeds of US$30 million and (ii) warrants to purchase 2,000,000 ordinary shares of our Company, with an exercise period of five year at an exercise price of US$18.00 per share. As of the date of this Annual Report, warrants to purchase 876,445 ADSs remain outstanding and exercisable as of the date of this Annual Report.

On June 16, 2023, we entered into a Sales Agreement with SVB Securities LLC and Cantor Fitzgerald & Co. (collectively, the “Sales Agents”) in connection with the offer and sale from time to time through an “at-the-market offering” (ATM) program, with SVB Securities LLC and Cantor Fitzgerald & Co. as sales agents, ordinary shares of our Company represented by ADSs of an aggregate offering price up to US$100 million. The Sales Agreement provided for the Company to pay SVB Securities LLC and Cantor Fitzgerald & Co. a commission of 3.0% of the aggregate gross proceeds from each sale of ADSs occurring pursuant to the Sales Agreement. The offer and sale of ADSs in the ATM offering were made pursuant to the Company’s shelf registration statement on Form F-3 that was declared effective by the SEC on May 30, 2023, the base prospectus contained therein dated May 30, 2023, and a prospectus supplement related to the ATM offering dated June 16, 2023. We sold 1,016,562 ADSs through the ATM program and received net proceeds from such sales of US$43.7 million as of December 31, 2024.

On April 25, 2024, we entered into a securities purchase agreement (the “2024 April Securities Purchase Agreement”) with an institutional investor, relating to the registered direct offering of 651,380 ADSs, each representing one ordinary share, and warrants (the “Existing Warrants”) to purchase 651,380 ordinary shares represented by ADSs, at a price of $38.38 per ADS and accompanying warrant. The registered direct offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-272125), which was declared effective on May 30, 2023, the base prospectus contained therein dated May 30, 2023, and a prospectus supplement related to the registered direct offering dated April 29, 2024.

On November 3, 2024, we entered into an inducement offer letter agreement (the “Letter Agreement”) with a healthcare focused institutional investor (the “Institutional Holder”) of the Company’s existing warrants to purchase 651,380 ordinary shares represented by ADSs, at a price of US$44.14 per ordinary share (the “Existing Warrants”). Pursuant to the Letter Agreement, the Institutional Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of US$44.14 per ordinary share in consideration of the Company’s agreement to issue to the Holder new warrants (the “New Warrants”), to purchase up to an aggregate of 651,380 ordinary shares (the “New Warrant Shares”), at an exercise price of US$70.00 per ordinary share. The closing of the transactions contemplated pursuant to the Letter Agreement occurred on November 4, 2024.

In December 2024, we established Belite Bio (Taiwan) Inc in Taiwan as a wholly-owned subsidiary of Belite Bio (HK) Limited with the purpose of supporting clinical trial activities, research and development and back-office service in Taiwan.

On February 5, 2025, we entered into another securities purchase agreement (the “2025 February Securities Purchase Agreement”) with an institutional investor, relating to the registered direct offering of 258,309 ADSs, each representing one ordinary share, and warrants to purchase 258,309 ordinary shares represented by ADSs, at a price of $58.07 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $58.07 per ADS. The registered direct offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-284521), which was filed on January 27, 2025, the base prospectus contained therein dated January 27, 2025, and a prospectus supplement related to the registered direct offering dated February 5, 2025.

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

B.Business Overview

Overview

We are a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases which have significant unmet medical need such as (i) Geographic Atrophy (GA), the late atrophic (“dry”) form of age-related macular degeneration (AMD), and (ii) Stargardt disease type 1 (STGD1). Both GA and STGD1 cause progressive loss of vision leading to permanent blindness in almost all cases. In addition to our lead product candidate (Tinlarebant) which is intended for the treatment of GA and STGD1, our drug development pipeline also includes a small molecule, orally administered compound, LBS-009, which is intended for the treatment of metabolic diseases such as non-alcoholic fatty liver disease (NAFLD), nonalcoholic steatohepatitis (NASH), type 2 diabetes (T2D), and gout.

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

In both STGD1 and GA, the accumulation of bisretinoid toxins has been implicated in the progression of retinal disease leading to irreversible blindness. Bisretinoids are derived from circulating retinol. Therefore, it is hypothesized that reduction of retinol delivery to the eye may reduce bisretinoid accumulation and slow disease progression in STGD1 and GA patients.

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

Tinlarebant was designed to target RBP4 as a means to sustain reduced retinol delivery to the eye and reduce the accumulation of bisretinoids in ocular tissue. Our available data suggest that this therapeutic approach could potentially slow disease progression and vision loss in patients affected with STGD1, which shares strong pathophysiologic similarities with GA. In clinical trials, Tinlarebant has demonstrated a target specificity and potency that should be clinically meaningful for STGD1 and GA patients.

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

To support the clinical development of Tinlarebant in STGD1, following completion of the foregoing studies, an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 subjects was initiated in Australia and Taiwan. The study design included two portions: the Phase 1b portion was a 1-month dose finding study which enrolled 11 adolescent STGD1 subjects; and the Phase 2 portion was a 2-year extension of the Phase 1b portion in which the 11 STGD1 subjects participating in Phase 1b rolled over into the Phase 2 portion. Two additional adolescent STGD1 subjects were enrolled, giving a total of 13 adolescent STGD1 subjects, in the Phase 2 study. The PD data from the Phase 1b portion has shown that during repeat daily dosing, Tinlarebant can achieve a sustained mean RBP4 reduction of over 70%, relative to baseline values. We have completed the Phase 2 portion of this study and we have obtained 24-month treatment data which we believe show a sustained reduction in definitely decreased autofluorescence, or DDAF, lesion growth. See “—Phase 1b/2 Clinical Trial in STGD1” below for more information.

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This trial, which is a multi-center, randomized, double-masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects.

On February 26, 2025, the Data Safety Monitoring Board (DSMB) conducted a pre-specified interim analysis of the DRAGON trial which included an adaptive sample size re-estimation that would determine the need for an increase in sample size in order to enhance power, based on a treatment effect observed at the interim analysis, to be performed when all subjects completed the one-year assessment. Following the interim analysis, the DSMB recommended the trial proceed without any modifications, which indicates that a sample size increase is not warranted. In addition, the DSMB recommended to submit the data for further regulatory review for drug approval. According to the DSMB, Tinlarebant is well-tolerated and the safety profile remains consistent with previously observed data and the mechanism of action for Tinlarebant. In addition, visual acuity was stabilized in the majority of subjects, with mean change from baseline of less than three letters under both standard and low luminance, throughout the two-year study.

In addition to the ongoing Phase 3 DRAGON clinical trial, we are conducting a clinical trial of Tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of Tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of Tinlarebant. We have completed the Phase 1b portion of DRAGON II and have dosed the first patient in the Phase 2/3 portion of the trial, which has a target enrollment of approximately 60 subjects, including approximately 10 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan. See “—Phase 3 Clinical Trial in STGD1” below for more information.

To support the clinical development of Tinlarebant in GA, in addition to the foregoing Phase 1 trials completed as of mid-2020, we have also recently completed a Phase 1b dose-finding trial in aged healthy adults to determine the appropriate dose for subjects with similar age and body mass index as GA patients. This trial was an open-label, parallel, single-dose, clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. We identified a dose that we believe produces the desired PD effect against RBP4.

Following the IND amendment submitted to FDA in January 2023, we have randomized the first subject in a Phase 3 trial, named “PHOENIX”, in July 2023. PHOENIX is a multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD. The trial has commenced in the U.S., the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. Approximately 500 subjects are targeted for enrollment in PHOENIX trial. As of the Latest Practicable Date, we have enrolled 406 subjects for this trial. See “—Phase 3 Clinical Trial in Geographic Atrophy” below for more information.

STGD1 is a rare monogenetic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A byproducts or by-products known as bisretinoids and cellular debris, or lipofuscin, which precedes the death of retinal tissue and loss of vision. Although an orphan disease, STGD1 is the most common juvenile macular dystrophy. Dry AMD is a heterogenous condition that arises from a complex interplay between age, genetics and environmental factors, such as diet and smoking, but has a pathology and course of disease that strongly resembles that of STGD1, particularly in intermediate and advanced stages. Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. Therefore, if approved, Tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

In February 2024, Tinlarebant received Orphan Drug Designation in Japan. In addition, in June 2024, Tinlarebant received Sakigake Designation by the Ministry of Health, Labour and Welfare in Japan (MHLW) for the treatment of STGD1. Sakigake designation was established by MHLW to accelerate drug approval process in Japan for innovative drugs with prominent effectiveness targeting serious diseases, in order to make them available to patients in Japan ahead of the rest of the world, by providing (a) prioritized consultation, (b) pre-application consultation, (c) prioritized review, (d) assignment of a review partner, and (e) extension of re-examination period.

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

In addition, Tinlarebant has received rare pediatric disease designation in the United States and may be eligible for a priority review voucher. A priority review voucher may be awarded to a sponsor if it develops a drug for a rare pediatric disease and the drug is approved. The priority review voucher allows the sponsor of a subsequent NDA or Biologic License Application for any product candidate to expedite the FDA’s review goal from 6 months to 10 months. The priority review voucher may be sold to other companies that seek to expedite drug reviews. See “—Regulations — U.S. Regulation — NDA Submission and Review — Rare Pediatric Disease Designation and Priority Review Vouchers” for more information. In the last three years, priority review vouchers have sold in a medium price of approximately US$104 million. In the event that we or a sublicensee chooses to sell a priority review voucher, we or such sublicensee would be obligated to pay Columbia University a percentage of revenue in the low double-digits that we or such sublicensee receives from any such sale pursuant to the Columbia License Agreement. In the event that we or a sublicensee does not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. See “ —  Intellectual Property — Patents — Patent License Agreement with The Trustees of Columbia University in the City of New York” for more information.

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

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. In GA, there are five other companies advancing treatments, with three companies currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

Stargardt disease type 1 (STGD1; OMIM #248200) is the most prevalent juvenile form of macular degeneration and currently, there is no approved treatment available. The disease is autosomal recessively inherited and caused by bi-allelic mutations in the ABCA4 gene, which leads to the accelerated formation and accumulation of toxic vitamin A by-products known as bisretinoids. The most prominent bisretinoid identified in human tissues is known as A2E (N-retinylidene-N-retinylethanolamine). The accumulation of A2E in ocular tissues causes progressive retinal cell death and permanent loss of vision. More than 2,800 unique DNA variants have been reported in the ABCA4 gene. A significant fraction of STGD1 patients suffers severe visual impairment by the age of 20. The prevalence of STGD1 is estimated to be between 1:7,800 and 1:6,400 in people of European descent. It is estimated that approximately between 47,000 and 59,000 US citizens are affected by STGD1; this estimate includes both adults and children. Although comprehensive epidemiological data on the prevalence of STGD1 for other populations is not available, estimates from genetic databases show a prevalence of about 1:15,000 to 1:11,500 in East-Asians and about 1:11,500 to 1:10,500 in South Asians.

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

We have completed the Phase 2 portion of this study and we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data continues to demonstrate Tinlarebant’s safety profile and show a sustained reduced DDAF lesion growth compared to natural history data from ProgStar participants over the two-year treatment period. Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of Tinlarebant treatment. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between Tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in Tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

.

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18) were included in the analysis due to one subject having ungradable screening FAF data

1. Strauss RW, Ho A, Muñoz B, et al. ProgStar Report No. 1. Ophthalmology. 2016;123(4):817-28.

2. Strauss RW, Muñoz B, Ho A, et al. ProgStar Report No. 9. JAMA Ophthalmol. 2017; 135(11):1232-1241.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This trial, which is a multi-center, randomized, double-masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects.

On February 26, 2025, the DSMB conducted a pre-specified interim analysis of the DRAGON trial which included an adaptive sample size re-estimation that would determine the need for an increase in sample size in order to enhance power, based on a treatment effect observed at the interim analysis, to be performed when all subjects completed the one-year assessment. Following the interim analysis, the DSMB recommended the trial proceed without any modifications, which indicates that a sample size increase is not warranted. In addition, the DSMB recommended to submit the data for further regulatory review for drug approval. According to the DSMB, Tinlarebant is well-tolerated and the safety profile remains consistent with previously observed data and the mechanism of action for Tinlarebant. In addition, visual acuity was stabilized in the majority of subjects, with mean change from baseline of less than three letters under both standard and low luminance, throughout the two-year study.

In addition to the ongoing Phase 3 DRAGON clinical trial, we are conducting a clinical trial of Tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of Tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of Tinlarebant. We have completed the Phase 1b portion of DRAGON II and have dosed the first patient in the Phase 2/3 portion of the trial, which has a target enrollment of approximately 60 subjects, including approximately 10 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

Disease progression in early dry AMD is very slow. The American Optometric Association reports that most people move through the process from diagnosis to legal blindness in about 10 years. Therefore, investigational therapies have been directed at the treatment of intermediate and advanced stages of dry AMD, which progress more rapidly than earlier stages. Unlike STGD1, dry AMD is believed to have a very heterogenous etiology, and various therapeutic approaches have been explored to slow disease progression in dry AMD. An important feature of advanced dry AMD, is the aberrant and excessive accumulation of lipofuscin and bisretinoid toxins, similar to STGD1. In these stages of dry AMD, retinal lesions (i.e., GA) are bordered on all sides by an annulus of autofluorescence which expands in a centrifugal manner followed by lesion expansion into the autofluorescent area. In vivo analyses of the autofluorescent area in advanced dry AMD eyes revealed an excitation maxima and fluorescence emission that is consistent with the spectral properties of bisretinoid toxins. Thus, the clinical presentation and biochemical features of advanced dry AMD suggest that a therapy directed at reducing the level of bisretinoid toxins may be effective to slow disease progression.

Phase 3 Clinical Trial in Geographic Atrophy

Following the IND amendment submitted to FDA in January 2023, we have randomized the first subject in a Phase 3 trial, named “PHOENIX”, in July 2023. PHOENIX is a multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD. The trial has commenced in the U.S., the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. Approximately 500 subjects are targeted for enrollment in PHOENIX trial. As of the Latest Practicable Date, we have enrolled 406 subjects for this trial. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations”.

Phase 1b Clinical Trials in Healthy Adult Subjects (Single Ascending Dose Study in Australia)

In November 2022, we received approval to commence an open-label, parallel, single-dose, Phase 1b dose-finding study in healthy adult subjects in Australia. As of the Latest Practicable Date, we have completed this Phase 1b study designed to evaluate the PK and PD of Tinlarebant in 15 healthy adult subjects aged between 50 and 85. Through this study, the optimal dose for subjects with similar age and body mass index as GA patients has been determined.

LBS-009

LBS-009 is an anti-RBP4 oral therapy targeting liver disease, including NAFLD, NASH, and T2D.

NAFLD occurs when an excess accumulation of fat damages the liver. Based on the data published by the Population Division of United Nations, it is estimated that approximately 1.8 billion adult patients suffer from NAFLD worldwide. Over time, liver damage and the associated inflammation can lead to the development of NASH, which is estimated to impact more than 9 million adult patients in the United States alone as of 2021. As the disease progresses, it can lead to cirrhosis and eventually, complete liver failure.

T2D is a chronic disease that occurs when the body cannot effectively use insulin, the hormone that regulates blood sugar levels. The health impact of T2D is profound, potentially causing damage to the eyes, heart, blood vessels, kidneys, and nerves. According to International Diabetes Federation, T2D is on the rise, with approximately 536 million adult patients globally in 2021.

Retinol-binding protein 4 (RBP4) is considered a potential biomarker and therapeutic target for NAFLD, NASH, and T2D. Research indicates a strong association between elevated RBP4 levels and the development of NAFLD, NASH, and T2D with studies showing that increased RBP4 can promote hepatic fat accumulation by inducing de novo lipogenesis, impairing fatty acid oxidation, and exacerbating insulin resistance within the liver, contributing to the progression of these diseases.

LBS-009 is a small molecule designed to compete with retinol for RBP4 binding. When bound to LBS-009, RBP4 can no longer form a large molecular weight complex with transthyretin, or TTR.

Consequently, the RBP4/LBS-009 complex can be removed from circulation by renal filtration. We believe that modulating RBP4 concentrations systemically with LBS-009 has a significant therapeutic potential for treating patients suffering from metabolically associated diseases, including NAFLD, NASH and T2D.

LBS-009 is currently in preclinical development.

Our Management and Clinical Advisory Board

Our management team and ophthalmology clinical advisory board have deep experience and capabilities in multiple therapeutic areas and novel drug development. Our ophthalmology clinical advisory board includes key opinion leaders in the macular degeneration space, including Quan Nguyen, M.D., Professor of Ophthalmology at Stanford University, Michel Michaelides, M.D., Consultant Ophthalmologist at Moorfields Eye Hospital and Professor of Ophthalmology, UCL Institute of Ophthalmology, Robyn Guymer, M.D., Professor of Ophthalmology, University of Melbourne and Deputy Director of the Centre for Eye Research Australia and Frank Holz, M.D., Chairman of Ophthalmology, University of Bonn. Together, our management team and ophthalmology clinical advisory board, in connection with our exclusive technology platform, will allow our drugs to be tailored to target at-risk patients across the United States and worldwide, who lack access to necessary treatment in the macular degeneration space.

Our Program

Our lead product candidate, Tinlarebant (a/k/a LBS-008), is an RBP4 antagonist. We are developing Tinlarebant as an oral daily treatment for STGD1 and GA.

The following table summarizes key information about our clinical program for Tinlarebant:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
STGD1	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Adolescent patients with STGD1	Completed
	Phase 2 trial	Adolescent patients with STGD1	Completed
	Phase 3 trial (DRAGON and DRAGON II)	Adolescent patients with STGD1	Ongoing
GA	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Healthy adult subjects	Completed
	Phase 3 trial (PHOENIX)	Patients with GA associated with dry AMD	Ongoing

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

Clinical Development

As of the Latest Practicable Date, we have completed enrollment for our Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients from the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and have enrolled 11 subjects for our Phase 2/3 clinical trial named “DRAGON II” in adolescent STGD1 patients from Japan, the United States and the United Kingdom. Previously, we completed a Phase 2 clinical trial of Tinlarebant in adolescent STGD1 subjects in late 2023, a Phase 1b clinical trial of Tinlarebant in adolescent STGD1 subjects in late 2021 and two Phase 1 clinical trials of Tinlarebant in healthy adult subjects in mid 2020.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients. This trial, which is a multi-center, randomized, double-masked, placebo-controlled study to evaluate the safety and efficacy of Tinlarebant in the treatment of adolescent STGD1 patients, has commenced in the U.S., the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects.

On February 26, 2025, the DSMB conducted a pre-specified interim analysis of the DRAGON trial which included an adaptive sample size re-estimation that would determine the need for an increase in sample size in order to enhance power, based on a treatment effect observed at the interim analysis, to be performed when all subjects completed the one-year assessment. Following the interim analysis, the DSMB recommended the trial proceed without any modifications, which indicates that a sample size increase is not warranted. In addition, the DSMB recommended to submit the data for further regulatory review for drug approval. According to the DSMB, Tinlarebant is well-tolerated and the safety profile remains consistent with previously observed data and the mechanism of action for Tinlarebant. In addition, visual acuity was stabilized in the majority of subjects, with mean change from baseline of less than three letters under both standard and low luminance, throughout the two-year study.

Phase 2/3 Clinical Trial in STGD1

In addition to the ongoing Phase 3 DRAGON clinical trial, we are conducting a clinical trial of Tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of Tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of Tinlarebant. We have completed the Phase 1b portion of DRAGON II and have dosed the first patient in the Phase 2/3 portion of the trial, which has a target enrollment of approximately 60 subjects, including approximately 10 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan.

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

We have completed the Phase 2 portion of this study and we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data of the Phase 2 trial continues to demonstrate Tinlarebant’s safety profile and show a sustained reduced DDAF lesion growth compared to natural history data from ProgStar participants over the two-year treatment period. Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of Tinlarebant treatment. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between Tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in Tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18) were included in the analysis due to one subject having ungradable screening FAF data

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

Clinical Development

As of the Latest Practicable Date, we have enrolled 406 subjects for our Phase 3 clinical trial named “PHOENIX” in GA subjects.

In January 2023, we have completed a Phase 1b dose-finding study in healthy adult subjects in Australia, which was an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in 15 healthy adult subjects aged between 50 to 85.

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we have initiated this Phase 3 study named “PHOENIX”. PHOENIX is a multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period. Approximately 500 subjects are targeted for enrollment in this study with a 2:1 randomization (active:placebo). The trial has commenced in the United States, the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. The primary end point in the PHOENIX trial will be based upon the slowing of atrophic lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis is expected to be conducted for the PHOENIX trial. The first subject of this study was enrolled in July 2023. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

Phase 1b Clinical Trials in Healthy Adult Subjects (Single Ascending Dose Study in Australia)

In November 2022, we received approval to commence an open-label, parallel, single-dose, Phase 1b dose-finding study in healthy adult subjects in Australia. As of the Latest Practicable Date, we have completed this Phase 1b study designed to evaluate the PK and PD of Tinlarebant in 15 healthy adult subjects aged between 50 and 85. Through this study, the optimal dose for subjects with similar age and body mass index as GA patients has been determined.

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

Patents

We have developed our lead product candidate, Tinlarebant (a/k/a LBS-008), based on technology that we have exclusively licensed from the Trustees of Columbia University in the City of New York, or Columbia University, pursuant to a license agreement with Columbia University that was assigned to us from Lin Bioscience International Ltd., our principal shareholder. The license agreement has been amended five times, most recently as of February 4, 2022. As of the Latest Practicable Date, the intellectual property in-licensed under our license agreement with Columbia University, including co-owned patents and patent applications, includes 9 active patent families, which encompasses 21 issued U.S. patents (inclusive of allowed applications) and 4 pending U.S. patent applications, including original filings, continuations and divisional applications. The families also include numerous foreign counterparts, with claims granted or pending in Europe, China, Japan, South Korea, Australia and elsewhere. These licensed patent rights relate to methods of use, manufacture and compositions of matter and include issued patents with claims that recite a class of compounds directed to covering our lead compound, Tinlarebant, and specifically recite Tinlarebant. In terms of our key family of composition of matter patents, these include compounds of Tinlarebant and LBS-009, and structurally similar derivatives, along with their methods of use in ophthalmic and metabolic indications. These issued patents covering Tinlarebant and LBS-009 are expected to expire between 2034 and 2035, absent any patent term extensions.

As of the Latest Practicable Date, we own and co-own six active patent families, which encompasses five issued U.S. patents (inclusive of allowed applications) and five pending U.S. patent applications, including provisional filings. These patent families also contain numerous foreign counterparts, with claims pending in Europe, China, South Korea, Australia, Japan, India, Taiwan and elsewhere. These patent rights relate to methods of use, formulations, companion diagnostics, and methods for assessing visual function. Any patents issued from these patent applications are expected to expire between 2038 and 2043, absent any patent term adjustments or extensions.

In-licensed Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
1	Utility – Methods of Use	U.S. Europe Japan	N.A.	11/22/2031	Yes
2	Utility – Methods of Use	U.S.	N.A.	04/30/2033	Yes
3	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional #1 U.S. Divisional #2 Europe Europe Divisional Hong Kong	U.S. Continuation	03/13/2034	Yes
4	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation #1 U.S. Continuation #2 Europe	N.A.	03/13/2034	Yes
5	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional	N.A.	03/13/2034	Yes
6	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation	N.A.	03/13/2034	Yes
7	Utility – Manufacture and Composition of Matter

U.S.
U.S. Continuation #1
U.S. Continuation #2
U.S. Continuation #3
U.S. Continuation #4
U.S. Continuation #5
Europe

Europe Divisional (allowed)

Australia

India

Mexico

Japan

Philippines

China

China Divisional Singapore

Indonesia

South Korea

Hong Kong

Canada

Brazil

New Zealand

			U.S. Continuation #6 Malaysia Thailand	04/29/2035	Yes
8	Utility – Methods of Use	N.A.	U.S. Europe Hong Kong China	08/01/2039	Yes

Co-owned Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
9	Utility – Methods of Use	U.S. U.S. Divisional #1 U.S. Divisional #2 Taiwan	U.S. Continuation Europe Hong Kong	06/14/2038	Yes

Belite-owned Patents or Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
10(701)	Utility – Methods of Use	U.S.	U.S. Continuation Europe Taiwan Hong Kong	06/14/2038	No
11(725)	Utility – Formulations	U.S. Track One	U.S. Europe Australia Canada China China (Divisional) India Israel Japan South Korea Singapore Taiwan Hong Kong	07/06/2040	No
12(729)	Utility – Companion Diagnostics	N.A.	U.S. Europe Taiwan China Australia Japan Korea	05/20/2042	No
13(730)	Utility – Formulation	N.A.	U.S. Europe Australia Canada China Israel Japan South Korea Singapore Taiwan Thailand	11/22/2042	No
14(732)	Utility – Assessing Visual Function	N.A.	U.S. Europe Chile China Japan United Arab Emirates	04/11/2043	No

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

Under the Columbia License Agreement, we paid a one-time license fee of US$2.5 million in connection with the execution thereof. We will be obligated to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. From inception through December 31, 2024, we have made a payment of US$4.0 million to Columbia University resulting from the Columbia License Agreement, which was triggered by the completion of our Phase 1 and Phase 2 clinical trial. We believe we are in compliance with the terms of the license.

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

As of the date of December 31, 2024, we have registered the following domain names: tinlarebant.com, tinlarebant.net, tinlarebant.org, belitebio.com, and belitebio.com.tw.

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

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the Latest Practicable Date, we understand that the Tinlarebant Phase 3 STGD1 clinical study is the only ongoing Phase 3 clinical trial for STGD1. In GA, there are five other companies advancing treatments, with three companies currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

In addition to drug-specific requirements, combinations of differently regulated articles, such a drug and device (e.g., a drug delivery system or companion diagnostic) could also result in various additional requirements to consider, such as device and combination product requirements of the FDCA and its implementing regulations with respect to investigation, marketing, and post-market requirements.

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

Further, sections 505(z)(3) and 520(g)(9)(A) of the Food, Drug, and Cosmetic Act require sponsors to submit Diversity Action Plans for certain clinical studies. Diversity Action Plans are intended to increase enrollment of participants who are members of historically underrepresented populations in clinical studies to help improve the strength and generalizability of the evidence for the intended use population. Such plans must specify “the sponsor’s goals for enrollment in a clinical study,” “the sponsor’s rationale for such goals”, and include “an explanation of how the sponsor intends to meet those goals.” Waiver may be requested and granted by FDA in certain circumstances as well.

FDA released updated draft guidance on compliance with Diversity Action Plan requirements in June 2024. The guidance was removed from FDA’s website in January 2025 pursuant to an Executive Order of the Trump Administration concerning diversity, equity, and inclusion. The guidance has been restored to FDA’s website pursuant to a February 11, 2025 court order. It is unclear what next steps FDA may take with respect to application of Diversity Action Plan requirements and development of final guidance.

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

Effect of the New Administration on FDA

The recently confirmed Secretary of the U.S. Department of Health and Human Services (“HHS”), Robert F. Kennedy Jr., has expressed several ideas that could indicate further reforms to healthcare, including to regulation of pharmaceuticals by the FDA (an agency subordinate to HHS). For example, Secretary Kennedy has expressed concerns regarding the FDA review process for certain products, and has indicated plans to revisit the use of PDUFA industry fees to fund FDA operations. These industry fees are currently essential to FDA employing sufficient drug review staff to help ensure predictable timelines for FDA’s review process. Secretary Kennedy’s exercise of authority over FDA, by virtue of his role as HHS head, could have a substantial impact on FDA operations and policy. Further, the Department of Government Efficiency (“DOGE”) has pursued layoffs and termination of some FDA staff in the first weeks of the Trump Administration with the potential for more in the future as it looks for ways to reduce the federal workforce. These and other circumstances may portend a higher likelihood of disruptions in the FDA review process and other aspects of FDA oversight which could adversely affect the development and commercialization of drug products, including those being pursued by the Company.

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

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, enacted in March 2010, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among other things the Affordable Care Act included the following provisions:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	the Medicare Part D discount program, is being replaced by new programs created by a new price negotiation and discount programs created by the Inflation Reduction Act of 2022 discussed below, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;
●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the 340B Drug Discount Program;
●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; and
●	a licensure framework for follow-on biological products.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through the first 6 months of 2032 unless additional Congressional action is taken. These reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, and phased-in again on April 1, 2022 (between April 1, 2022 and June 30, 2022, a 1% cut took effect, with a 2% cut in place for the remainder of 2022). The Consolidated Appropriations Act of 2023 partially mitigated more severe Medicare pay cuts previously scheduled to begin on January 1, 2023; physician payment rates were reduced by 2% in 2023, 3.4% in 2024, and 2.93% in 2025. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

The IRA follows years of attempts by the federal government to reform and/or control drug pricing. For example, at the federal level, the previous administration’s budget proposal for fiscal year 2021 included a US$135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. The Biden administration has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. There have been legislative proposals to revise provisions of the IRA, though the Trump Administration currently appears to be defending certain provisions, including price negotiation. See Novartis Pharm. Corp. v. Sec’y U.S. Dept. of Health and Human Services. (Case No 24-2968), Brief for the Appellee (3rd Cir., Feb 19, 2025).

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

Beyond the potential for legislative reforms by Congress, Secretary Kennedy and the Trump Administration could advance various regulatory proposals that have an adverse impact on the Company’s development and commercialization prospects. Also, DOGE-related cuts to the federal government workforce could adversely affect activities and the function of the U.S. Department of Health and Human Services, and its subordinate agencies such as the Centers for Medicare and Medicaid Services and the National Institutes of Health which could adversely affect the Company.

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

Brexit and the Regulatory Framework in the United Kingdom

The UK formally left the European Union on January 31, 2020. There was a transitional period, during which European Union laws continued to apply in the UK, which ended on December 31, 2020. The UK and European Union signed an EU-UK Trade and Cooperation Agreement, which became provisionally applicable on January 1, 2021 and which was later ratified by both the UK and the European Union and entered into force on May 1, 2021. This agreement was subsequently amended by the Windsor Framework, which took effect on 1 January 2025 as regards medicines. These agreements provide details on how some aspects of the UK and European Union’s relationship regarding medicinal products will operate, particularly in relation to Good Manufacturing Practice; however, there are still many uncertainties. Since the regulatory framework for medicinal products in the UK covering quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from European Union directives and regulations, the current regulatory framework in the UK is broadly identical to the framework in the European Union, with some small differences. The EU Clinical Trials Regulation (described in detail above), which took effect on January 31, 2022, does not apply in the United Kingdom.

However, post-Brexit, the UK Government is free to adopt laws that could diverge from the laws in the European Union. This could materially impact the future regulatory regime which applies to products and the approval of product candidates in Great Britain. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. However, as of January 1, 2024, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines and medical devices regulator, has implemented a new framework for approval of applications for UK marketing authorizations whereby marketing authorization approvals from EMA and certain other regulators will be taken into account when considering such UK applications. Currently, there is no pre-marketing authorization orphan designation in Great Britain. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the Great Britain market, i.e., the prevalence of the condition in Great Britain (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in Great Britain.

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

In March 2022, the Ministry of Science and Technology promulgated the Draft Implementation Rules for the Administrative Regulations on Human Genetic Resources for public comment. The aforementioned draft refined the Administrative Regulations on Human Genetic Resources of the PRC, including but not limited to refining the definition of “human genetic resources information”, improving the identification standard of “foreign entities”, adjusting the scope of application of collection licensing, adjusting and improving the approval procedures for international cooperative scientific research and administrative supervision rules. On June 1, 2023, the Ministry of Science and Technology issued the Implementation Rules for the Administrative Regulations on Human Genetic Resources, which came into effect on July 1, 2023, and build on and introduce certain changes to the March 2022 Draft Implementation Rules.

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

Pursuant to a February 10, 2025 Executive Order, the Trump Administration ordered a temporary pause on FCPA-related enforcement action and issuance of revised FCPA guidance and policies focused on promoting American economic competitiveness and efficient use of Federal law enforcement resources. However, this Executive Order does not directly affect the U.S. Securities and Exchange Commission’s separate civil enforcement authority under the FCPA’s accounting provisions, nor does it eliminate potential risk of future enforcement under the FCPA (the statutes of limitation for FCPA violations are five years for the anti-bribery provisions and six years for the accounting provisions).

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

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2022 and 2023 which was previously included in Item 5: Operating And Financial Review and Prospects of our registration statement on Form 20-F filed with and subsequently declared effective by the SEC on March 12, 2024.

A.Operating Results

Overview

We are a clinical stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases which have significant unmet medical need such as (i) Geographic Atrophy (GA), the late atrophic (“dry”) form of age-related macular degeneration (AMD), and (ii) Stargardt disease type 1 (STGD1). Both GA and STGD1 cause progressive loss of vision leading to permanent blindness in almost all cases. In addition to our lead product candidate (Tinlarebant) which is intended for the treatment of GA and STGD1, our drug development pipeline also includes a small molecule, orally administered compound, LBS-009, which is intended for the treatment of metabolic diseases such as non-alcoholic fatty liver disease (NAFLD), nonalcoholic steatohepatitis (NASH), type 2 diabetes (T2D), and gout.

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

To date, we have not generated any revenues. We have financed our operations primarily through proceeds from the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, the follow-on offering, warrants, registered direct offering and an At-the-Market (“ATM”) offering program, the private placement of shares of our convertible preferred stock and the issuance of our convertible promissory notes. We have incurred annual net operating losses in each year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses were approximately US$12.6 million, US$31.6 million and US$36.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had an accumulated deficit of approximately US$107.6 million.

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

Funding for Our Operations

During the periods presented, we have funded our operations primarily through the issuance and sale of our ordinary shares, including the in form of ADSs pursuant to our initial public offering, the follow-on offering, warrants, registered direct offering and an At-the-Market (“ATM”) offering program. However, if our business and our product candidate pipeline continue to expand, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our development plan, operating plan and our results of operations. In the event of the successful development and commercialization of one or more of our product candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. In the event that we enter into out-license and/or collaboration arrangements with others, we expect to fund our operations in part with revenue received from such out-license and/or collaboration arrangements.

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

Clinical trial costs are a significant component of our research and development expenses. Our current research and development activities primarily relate to the clinical development of Tinlarebant for the following indications:

●	STGD1. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for STGD1. STGD1 is an inherited juvenile form of macular degeneration. Currently, there are no FDA approved therapy for STGD1. We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. Based on the Phase 1b/2 data, we initiated our Phase 3 clinical trial to evaluate the safety and efficacy of Tinlarebant in adolescent STGD1 patients in 2022. This Phase 3 STGD1 trial named “DRAGON” has commenced in the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects. In addition to the ongoing Phase 3 DRAGON clinical trial, we are conducting a clinical trial of Tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of Tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of Tinlarebant. We have completed the Phase 1b portion of DRAGON II and have dosed the first patient in the Phase 2/3 portion of the trial, which has a target enrollment of approximately 60 subjects, including approximately 10 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan.
●	GA. We are developing Tinlarebant as an orally administered, once-a-day tablet treatment for GA, the advanced stage of dry AMD. Age-related macular degeneration, or AMD, is a common eye disorder among people over 50. ‘Wet’ AMD represents approximately 10% of all AMD cases. Currently, there are no FDA approved orally administered therapies for GA and no FDA approved therapies for the other stages of dry AMD other than GA. We have completed the Phase 1b dose-finding clinical trial, which is an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of Tinlarebant in healthy subjects aged between 50 to 85. In addition, we have initiated our Phase 3 trial named “PHOENIX” to evaluate the safety and efficacy of Tinlarebant in patients with GA associated with dry AMD, and have randomized the first subject in July 2023. The PHOENIX trial has commenced in the United States, the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia.

We incurred research and development expenses of approximately US$8.9 million, US$24.8 million and US$29.9 million for the years ended December 31, 2022, 2023 and 2024, respectively, representing approximately 69.2%, 78.5% and 74.9%, respectively, of our total operating expenses for the corresponding periods. Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Clinical studies become increasingly expensive from Phase 1b/2 and onwards. We expect our research and development expenses to continue to increase for the foreseeable future, as we advance our lead product candidate, Tinlarebant, toward later stages and continue to expand our operations.

General and Administrative Expenses

Our general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, finance and administrative functions. Other general and administrative expenses include professional fees for financial advisory, auditing and legal services. For the years ended December 31, 2022 and 2023 and 2024, our general and administrative expenses amounted to approximately US$4.0 million, US$6.8 million and US$10.1 million, respectively.

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

Interest Income

Interest income was derived from cash in banks and our investments in liquidity funds, debt securities issued by the United States Government and time deposits from financial institutions with a range of maturity dates over 3 months and equal to or less than 12 months from the origination date.

Other Income (expense)

Other income (expense) consists primarily foreign exchange gains or losses resulting from transactions undertaken by our Australian subsidiary in its functional currency, the Australian dollar, and the changes in investments as available-for-sale financial assets fair value are reflected in the consolidated statements of operations and comprehensive loss as other incomes.

Taxation

Cayman Islands

We are an exempted company with limited liability incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders, if any, no Cayman Islands withholding tax will be imposed. However, we may be subject to taxation in other jurisdictions in which we operate, in particular, the United States, Australia, Hong Kong, Taiwan, and the PRC, where six of our wholly-owned subsidiaries are incorporated, if certain conditions are met under the laws and regulations of the Cayman Islands.

United States

Our subsidiaries, Belite Bio Holdings Corp. and Belite Bio, LLC, which are both incorporated or formed in Delaware, United States, are subject to statutory U.S. Federal corporate income tax at a maximum rate of 21% for the years ended December 31, 2022, 2023 and 2024. Both entities are also subject to state income tax in California at a rate of 8.84% for the years ended December 31, 2022, 2023 and 2024. As a result of the Tax Act, The Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2023 and 2024, the Company does not have any aggregated positive tested income; and as such, did not record a tax liability with respect to GILTI.

Australia

Our subsidiary, RBP4 Pty Ltd, is subject to Australia profits tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. RBP4 Pty Ltd had no taxable income for the periods presented, therefore, no provision for income taxes has been provided.

Hong Kong

Our subsidiary, Belite Bio (HK) Limited, is subject to Hong Kong profits tax at a tax rate of 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2022, 2023 and 2024.

Taiwan

Our subsidiary Belite Bio (Taiwan) Inc is subject to Taiwan profit tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Taiwan tax laws. The applicable tax rate in Taiwan is 20%.

PRC

Our subsidiary, Belite Bio (Shanghai) Limited is subject to the statutory rate of 25%, in accordance with the EIT Law. Under the EIT Law, dividends, interests, rent or royalties payable by Belite Bio (Shanghai) Limited to non-PRC resident enterprises, and proceeds from any such non-PRC resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding income tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding income tax rate or an exemption from withholding income tax. No provision for PRC corporate income tax has been made for the years ended December 31, 2022, 2023 and 2024, as Belite Bio (Shanghai) Limited had no such assessable profit for the years then ended.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2024, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2023 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021, 2022 and 2023 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2023 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 to 2023 are subject to examination by tax authorities. There are currently no pending examinations.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2022 and 2023

We incorporate by reference the discussion of the operating results comparing the year ended December 31, 2022 and 2023 which was previously included in Item 5: Operating And Financial Review and Prospects of our registration statement on Form 20-F filed with and subsequently declared effective by the SEC on March 12, 2024.

Comparison of the Fiscal Years Ended December 31, 2023 and 2024

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2023		2024		Change

	(Amounts in thousands of US$)						(%)
Expenses
Research and development(1)		24,844		29,939		5,095	20.5
General and administrative(1)		6,824		10,057		3,233	47.4
Total operating expenses		31,668		39,996		8,328	26.3
Loss from operations		(31,668)		(39,996)		(8,328)	26.3
Other income (expense):
Interest income		74		3,737		3,663	4,950.0
Interest expense		(25)		(20)		5	(20.0)
Other income (expense)		(4)		141		145	(3,625.0)
Total other income, net		45		3,858		3,813	8,473.3
Loss before income tax		(31,623)		(36,138)		(4,515)	14.3
Income tax expense		9		6		(3)	(33.3)
Net loss		(31,632)		(36,144)		(4,512)	14.3
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		18		(286)		(304)	(1,688.9)
Total comprehensive loss	US$	(31,614)	US$	(36,430)	US$	(4,816)	15.2
(1)	Total share-based compensation costs were recognized as follows for the years ended December 31, 2023 and 2024:

	Years ended December 31,
(Amounts in thousands of US$)	2023		2024
Research and development	US$	1,716	US$	3,775
General and administrative		2,107		5,212
Total	US$	3,823	US$	8,987

Revenue

We did not generate any revenue during the years ended December 31, 2023 and 2024.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the years ended December 31, 2023 and 2024:

	For the Years Ended December 31,
(Amounts in thousands of US$, except percentages)	2023		2024
	US$	%	US$	%
Contracted research expenses and clinical trial expenses	20,038	80.7	18,057	60.3
Consultancy and professional service fees	881	3.5	1,698	5.7
Royalties	118	0.5	3,353	11.2
Other expenses	712	2.9	912	3.0
Wages and salaries	3,095	12.4	5,919	19.8
Total	24,844	100	29,939	100

Our research and development expenses increased by 20.5% from approximately US$24.8 million for the year ended December 31, 2023, to approximately US$29.9 million for the year ended December 31, 2024. In the year ended December 31, 2024, approximately 60.3% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses, and in the year ended December 31, 2023, approximately 80.7% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses.

The increase in research and development expenses was attributable to (i) an increase in royalty payments for the completion of a Phase 2 trial, (ii) an increase in share-based compensation granted in the third quarter of 2024, which resulted in an increase in wages and salaries from approximately US$3.1 million for the year ended December 31, 2023, to approximately US$5.9 million for the year ended December 31, 2024, and (iii) a decrease in clinical trial expenses, which was mainly attributed to fewer contract research organization milestone payments related to the DRAGON trial, partially offset by the increase in DRAGON II trial expenses and the Australian Research and Development Tax Incentive, which is recognized as a reduction to research and development expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 47.4% from approximately US6.8 million from the year ended December 31, 2023, to approximately US$10.1 million for the year ended December 31, 2024, which was primarily due to an increase in share-based compensation granted in the third quarter of 2024.

We expect the general and administrative expenses to continue to increase in the near future, as we expand our team and incur more professional service fees for financial advisory, auditing and legal services as a public company.

Interest Income

We recorded approximately US$74 thousand and US$3.7 million of interest income for the years ended December 31, 2023, and 2024 respectively, which was derived from cash in banks and our short-term investments in liquidity funds, debt securities issued by the United States Government and time deposits from financial institutions with a range of maturity dates over 3 months and equal to or less than 12 months from the origination date.

Other Income (expense)

We recorded approximately US$4 thousand other expense and US$141 thousand other income for the years ended December 31, 2023 and 2024. Other income and expense primarily consists of foreign exchange gains or losses resulting from transactions undertaken by our Australian subsidiary in its functional currency, the Australian dollar. For the year ended December 31, 2023, other expense was attributable to the strengthening of the Australian dollar against the U.S. dollar and for the year ended December 31, 2024 other income, was attributable to the weaking of the Australian dollar against the U.S. dollar.

Foreign Currency Adjustments, Net

We recorded a net foreign currency gain of approximately $18 thousand for the year ended December 31, 2023 and a net foreign currency loss of approximately $286 thousand for the year ended December 31, 2024. Foreign currency gain or loss primarily results from the translation of the Australian dollar denominated financial statements of our Australian subsidiary into the U.S. dollar for consolidation purposes. The decrease and increase were attributable to the weakening and strengthening of the Australian dollar against the U.S. dollar which negatively and positively impacted the Australian dollar denominated assets held by our Australian subsidiary.

B. Liquidity and Capital Resources

The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended
	December 31,
	2022	2023	2024

	(Amounts in thousands of US$)

Net cash used in operating activities	(11,458)	(29,837)	(29,234)
Net cash used in investing activities	(394)	(63)	(110,572)
Net cash provided by financing activities	36,963	75,959	83,595
Effects of exchange rate on cash	(366)	9	(269)
NET (DECREASE) INCREASE IN CASH	24,745	46,068	(56,480)
CASH AT BEGINNING OF THE YEAR	17,344	42,089	88,157
CASH AT END OF THE YEAR	42,089	88,157	31,677

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	16	—	—
Cash paid for income tax	—	9	6
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible preferred shares into ordinary shares	31,806	—	—
Deferred IPO costs reclass to additional-paid-in-capital	1,844	—	—
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	—	1,800	—
ATM offering sales commissions reclassed to additional paid-in-capital	—	858	509
ATM proceeds not yet received in cash as other receivable	—	762	—
Non-cash exercise of Representative’s Warrants	—	—	—	*
Right-of-use assets obtained in exchange of lease liability	941	265	388
Right-of-use assets in exchange of lease liabilities from an operating lease modification	—	—	385

*The Company issued 73,800 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants

To date, we have not generated any revenues. We incurred net losses of approximately US$12.6 million, US$31.6 million and US$36.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. Our primary use of cash is funding our research and development expenses. We used approximately US$11.5 million, US$29.8 million and US$29.2 million in cash for our operating activities for the years ended December 31, 2022, 2023 and 2024, respectively. We have financed our operations to date primarily through the issuance of our ordinary shares, including in the form of ADSs pursuant to our initial public offering, follow-on offering, warrants, registered direct offering, and an ATM offering program. Net cash provided by financing activities amounted to US$37.0 million, US$76.0 million and 83.6 million for the years ended December 31, 2022, 2023 and 2024, respectively. We invested liquidity fund, U.S treasury bills and time deposit. As a result, net cash used in investing activities was US$394, $63 thousands for the years ended December 31, 2022, and 2023 and US$110.6 million as of December 31, 2024. As of December 31, 2024, we held cash of approximately US$31.7 million primarily of demand deposits which are unrestricted as to withdrawal and use and have original maturities of less than three months and short-term investments of approximately US$113.5 million primarily in U.S. treasury bills and time deposit, which have maturities over 3 months and equal to or less than 12 months.

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

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or warrant exercise your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. There can be no assurances, however, that our current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, it could delay our development efforts, limit activities and reduce research and development costs, which could adversely affect our business prospects. For additional information regarding the risks related to our need to obtain additional capital, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Financial Position and Need for Additional Capital —  We have recorded net cash outflow from operating activities since our inception. Despite we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates.” And “Item 3. Key Information—D. Risk Factors — Risks Related to Our Financial Position and Need for Additional Capital — Raising additional capital may cause dilution to holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.”

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

Net cash used in operating activities was approximately US$29.2 million for the year ended December 31, 2024 and consisted primarily of a net loss of approximately US$36.1 million, after non-cash US$5.8 million add backs, offset primarily by an increase in accrue expenses of approximately US$2.5 million, and an increase in prepayments of approximately US$1.1 million.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2022 was approximately US$394 thousand which resulted primarily from the purchase of fixed assets.

Net cash used in investing activities during the year ended December 31, 2023 was approximately US$63 thousand which resulted primarily from the purchase of fixed assets.

Net cash used in investing activities during the year ended December 31, 2024 was approximately US$110.6 million which resulted primarily from the net of acquisition of investments and proceeds from maturities of investments of U.S. treasury bills and time deposits.

Financing Activities

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

Net cash provided by financing activities was approximately US$83.6 million for the year ended December 31, 2024, which consisted primarily of net proceeds from ATM offering US$16.3 million, proceeds from registered direct offering US$25.0 million, net proceeds from warrant exercise US$39.0 million and proceeds from exercise of stock options US$2.8 million.

Material Cash Requirements

Contractual Obligations and Commitments

We are party to an exclusive license agreement with Columbia University, which has been amended five times, most recently as of February 4, 2022, under which we license specified intellectual property from Columbia University. The patent rights licensed to us by Columbia University include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires us to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. We cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe we are in compliance with the terms of the license. From inception through December 31, 2024, we have made a payment of US$4.0 million to Columbia University resulting from this license agreement, which was triggered by the completion of our Phase 1 and Phase 2 clinical trials.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. As of the Latest Practicable Date, the remaining contractual costs expected to be incurred in future periods for our clinical trials in STGD1 and GA is approximately US$30.65 million.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a detailed discussion of trend information, see “—A. Operating Results—Key Factors affecting our results of operations.”

E.Critical Accounting Estimates

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) share-based compensation; and (ii) operating leases; See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Research and Development Expenses

Research and development expenses primarily include (1) payroll, share-based compensation and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to us, (3) costs related to preclinical testing of the Company’s technologies and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies, (4) costs to develop our product candidates, including raw materials and supplies, product testing, clinical trial equipment and its depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses.

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

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Company elected to account for the forfeitures as occurred.

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

The following table summarizes our share option activities under the 2020 Share Incentive Plan, which replaced the 2019 Plan, and the 2022 Performance Incentive Plan for the years ended December 31, 2022, 2023 and 2024:

			Weighted
			Average	Weighted
		Weighted	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Term	Intrinsic
	Options	Price	Value	(Years)	Value
Outstanding as of January 1, 2022	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0000	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding as of December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Granted	1,015,000	$14.4500	$5.8298	—	—
Exercised	(347,316)	$1.0070	$2.5695	—	—
Forfeited or expired	(42,000)	$6.0000	$2.0797	—	—
Outstanding as of December 31, 2023	4,202,087	$6.0304	$3.1048	8.20	$31,109
Granted	1,275,000	$49.4420	$19.6808	—	—
Exercised	(346,869)	$7.9775	$3.1139	—	—
Forfeited or expired	—	$—	$—	—	—
Outstanding as of December 31, 2024	5,130,218	$16.6162	$7.1954	7.17	$273,358
Vested and Expected to Vest Options as of December 31, 2024	3,796,134	$5.1769	$3.3057	6.46	$16,497
Exercisable Options as of December 31, 2024	1,627,701	$9.5205	$4.1440	7.49	$6,251

As of December 31, 2024, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were US$0, 2020 Plan US$2.6 million and 2022 Plan US$21.0 million which are expected to be recognized over a weighted-average period of 0 years, 2.5 years and 1.97 years, respectively.

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

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of	As of	As of
	April 18,	July 17,	January 3,
	2022	2023	2024
Risk-free interest rate	2.85%	3.81%	3.91%
Expected volatility range	34.79%	39.55%	38.25%
Exercise multiple	2.80	2.80	2.80
Expected dividend yield	—	—	—

	As of	As of	As of
	August 29,	September 1,	November 1,
	2024	2024	2024
Risk-free interest rate	3.87%	3.91%	4.37%
Expected volatility range	36.06%	36.02%	35.58%
Exercise multiple	2.80	2.80	2.20
Expected dividend yield	—	—	—

The following table summarizes total share-based compensation cost recognized:

	Years ended December 31,
(Amounts in thousands of US$)	2022	2023	2024
Research and development	$818	$1,716	$3,775
General and administrative	$665	$2,107	$5,212
Total	$1,483	$3,823	$8,987

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” of our consolidated financial statements beginning on page F-17 of this Annual Report.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the Latest Practicable Date:

Name	Age	Positions(s)
Yu-Hsin Lin	47	Chief Executive Officer, Chairman of the Board of Directors*
Hao-Yuan Chuang	41	Chief Financial Officer, Director*
Nathan L. Mata	59	Chief Scientific Officer
Hendrik P. N. Scholl, MD, MA	56	Chief Medical Officer
Wan-Shan Chen	39	Director*
Hung-Wei Chen	44	Director*
John M. Longo	56	Independent Director
Ita Lu	48	Independent Director
Gary C. Biddle	73	Independent Director
*	This director was appointed by Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Yu-Hsin Lin, aged 47, is our founder and has served as Director of our Company since we established the Company in March 2018 and the Chairman and the Chief Executive Officer of our Company since November 2021. Dr. Lin has also served as the chairman and the chief executive officer of Belite Bio Holdings Corp. (our wholly owned subsidiary incorporated in Delaware) since June 2016 and December 2017, respectively. From June 2016 to December 2017, Dr. Lin also served as the president of Belite Bio Holdings Corp. (our wholly owned subsidiary). Dr. Lin has served as director and chief executive officer of RBP4 Pty Ltd (our wholly owned subsidiary in Australia) since August 2018 and April 2021, respectively. Dr. Lin has served as director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021, and the president of Belite Bio Holdings Corp. and Belite Bio, LLC (our wholly owned subsidiaries) since October 2021. Dr. Lin is primarily responsible for the overall management, strategic planning and corporate development of our Company. Dr. Lin is also the founder and has served as the director and the chairman of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since 2016, and was the chief executive officer of Lin BioScience, Inc. from June 2016 to April 2022. Dr. Lin specializes in multidisciplinary medicine and surgery, where he holds a Master of Medicine and a PhD in Medicine from the University of Sydney. Dr. Lin also received a Specialist Certificate in Clinical Neuroscience from University of Melbourne and a Cancer Therapeutics & Research Certificate from Harvard Medical School. Dr. Lin further received his MBA from Columbia University, University of Hong Kong and London Business School.

Mr. Hao-Yuan Chuang, aged 41, has served as the Chief Financial Officer of our Company since April 2020 and Director of our Company since November 2021. Mr. Chuang has also served as the director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021 and as supervisor of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since August 2021. He is primarily responsible for leading our Company’s finance, accounting, investor relations, and capital markets strategy and activities. Mr. Chuang has been a director and was the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, from September 2018 to date and from August 2018 to April 2022, respectively. From December 2017 to August 2018, Mr. Chuang worked as the finance and accounting director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2016 to 2017, Mr. Chuang served as the investment director of Suning International Limited. From 2015 to 2016, Mr. Chuang worked as the portfolio manager of The People’s Insurance Company (Group) of China Limited (HKG: 1339). From 2013 to 2015, Mr. Chuang was the senior manager of Wanda Hotel Development Company Limited (HKG: 0169). From 2010 to 2013, Mr. Chuang was the manager of corporate finance of CITIC Securities International Company Limited. From 2006 to 2010, Mr. Chuang was the senior associate of Chii Ying Co., Ltd. Mr. Chuang received his bachelor’s degree in economics and minor in business administration from National Taiwan University. He received his MBA from Columbia University, University of Hong Kong and London Business School. Mr. Chuang is also a Chartered Financial Analyst and a certified Financial Risk Manager.

Dr. Nathan L. Mata, aged 59, has served as the Chief Scientific Officer of our Company since November 2021. Dr. Mata has also served as the chief scientific officer of Belite Bio, LLC (our wholly owned subsidiary incorporated in Delaware) since August 2021. Dr. Mata is primarily responsible for overseeing our Company’s scientific and clinical activities, including basic and applied research projects and clinical programs, as well as the development of new processes, technologies or products. From 2019 to 2021, Dr. Mata was the principal consultant of clinical development sector of Halloran Consulting Group. From 2018 to 2019, Dr. Mata was the clinical research & operations consultant of Kubota Vision Inc. (formerly Acucela Inc.). From 2015 to 2018, Dr. Mata worked for Trethera Corporation. He acted as the chief operating officer and director of R&D section from 2015 to 2017, and then worked as clinical research & operations consultant from 2017 to 2018. From 2012 to 2015, Dr. Mata was the principal clinical research scientist of Acucela Inc. From 2010 to 2012, Dr. Mata co-founded and served as the chief scientific officer of Revision Therapeutics. From 2006 to 2008, Dr. Mata served as the vice president of R&D of Sirion Therapeutics. He also served as the chief scientific officer and senior vice president of R&D sector in the same company from 2008 to 2010. From 2004 to 2006, Dr. Mata co-founded and served as a director of SYTERA, INC., which was the research and development unit of Sirion Therapeutics. Dr. Mata received his bachelor’s degree in biology, master’s degree in biochemistry and PhD in neurobiology from University of Texas at San Antonio.

Dr. Hendrik P. N. Scholl, MD, MA, aged 56, has served as the Chief Medical Officer of our Company since September 2024. He is a clinically active retinal expert with more than two decades of expertise in treating retinal diseases, including Stargardt disease and age-related macular degeneration. Dr. Scholl has served as the founding and scientific co-director of the Institute of Molecular and Clinical Ophthalmology Basel (IOB) from 2018 and Chair of the Department of Ophthalmology of the University Hospital Basel from 2016. He has served as President of the European Vision Institute (EVI) since 2018, Chairman of EVICR.net and its Expert Committee on Retinal Dystrophies from 2017, and Founder and President of ARVO-SWISS from 2020. In academia, Dr. Scholl has held leadership roles at key institutions, notably as Professor of Ophthalmology and Endowed Chair at the Wilmer Eye Institute of Johns Hopkins University Medical School, where he also led the Retinal Degeneration Clinic and the Visual Neurophysiology Service. Dr. Scholl is the coordinating principal investigator of the largest natural history study of Stargardt disease (ProgStar Study). He holds an honorary doctorate from Semmelweis University in Budapest, Hungary, and is Adjunct Professor at the Medical University of Vienna, Austria. Dr. Scholl graduated from the Eberhard-Karls-University Tübingen, Germany, with a Doctor of Medicine and Master of Arts. He was awarded a research fellowship from the German Research Foundation (DFG) at Moorfields Eye Hospital and Institute of Ophthalmology, University College London (UCL), United Kingdom, and later a DFG Heisenberg Professorship for Macular Diseases at the Eye Clinic of the Rheinische Friedrich-Wilhelms-University Bonn, Germany.

Ms. Wan-Shan Chen, aged 39, has served as a Director of our Company since November 2021. She has served as the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since April 2023. She served as the finance director of Lin BioScience, Inc. from July 2022 to April 2023 and also served as associate finance director of Lin BioScience, Inc. from January 2019 to July 2022. From November 2017 to January 2019, Ms. Chen worked as the senior finance manager of Lin BioScience, Inc. From June 2016 to October 2017, Ms. Chen worked as the finance manager of Lin BioScience, Inc. From 2014 to 2016, Ms. Chen was finance manager of Cvie Therapeutics Limited. From 2009 to 2014, Ms. Chen worked as assistant manager of audit department of Deloitte Taiwan. Ms. Chen received her master’s degree in accounting from National Taipei University. Ms. Chen is also a certified public accountant in Taiwan.

Ms. Hung-Wei Chen, aged 44, has served as a Director of our Company since November 2021. She has also served as the director and the chief operating officer of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder, since July 2021 and August 2018, respectively. From July 2016 to August 2018, Ms. Chen worked as the clinical operations director of Lin BioScience, Inc. (Taiwan OTC: 6696), our ultimate controlling shareholder. From 2015 to 2016, Ms. Chen was associate clinical development director of Cvie Therapeutics Limited. From 2012 to 2014, Ms. Chen was senior clinical operations manager of OBI Pharma, Inc. (TPEx: 4174). From 2005 to 2012, Ms. Chen served as project manager, study manager, clinical operations manager, clinical quality manager and clinical research associate in Pfizer Taiwan. Ms. Chen received her master’s degree in science (medicinal chemistry) from National Taiwan University. Ms. Chen is also a certified pharmacist.

Dr. John M. Longo, aged 56, has served as the independent Director of our Company since April 2022. Dr. Longo has also served as a faculty member at Rutgers Business School on a full-time or part-time basis since June 1993, where he is currently distinguished professor of practice in its finance & economics department. Dr. Longo has also been a visiting professor of finance at Global EMBA -Asia, the joint EMBA program of Columbia Business School, London Business School, and the University of Hong Kong from 2016 to 2022. Dr. Longo served as chief investment officer for two wealth management firms since October 2002, first with the MDE Group and then with Beacon Trust after its acquisition of the MDE Group in 2015. Dr. Longo has also served as the president of Cliff House Capital Management and its predecessor, Cyborg Capital Management, since March 2000. Cliff House Capital Management is primary used as a holding company for Dr. Longo’s non-academic activities. Dr. Longo was previously a vice president in the management science group at Merrill Lynch & Co., Inc., having worked as a quantitative investment analyst for the firm from 1997 to 2000. Dr. Longo received his bachelor’s degree in economics and computer science from Rutgers College in 1991. Dr. Longo further received his PhD and master of business administration in finance from Rutgers Business School in 1995. Dr. Longo has been a CFA Charter holder since 1998.

Mr. Ita Lu, aged 48, has served as the independent Director of our Company since April 2022. Mr. Lu has also served as the managing partner of Taiwania Capital since May 2018. From 2017 to 2018, Mr. Lu served as the vice president of business development and investor relations of Etana Biotech. From 2009 to 2017, Mr. Lu served as the head of greater China healthcare of KGI Securities. From 2008 to 2009, Mr. Lu served as the equity research analyst of greater China healthcare of Yuanta Research. From 2006 to 2008, Mr. Lu served as the investment manager of China Investment Development Corp. From 2001 to 2006, Mr. Lu served as the investment manager of China Development Industrial Bank. From 1999 to 2001, Mr. Lu served as the research associate of MedImmune, Inc. Mr. Lu received his bachelor’s degree in cell structural biology from University of Illinois at Urbana-Champaign and further received his master’s degree in biotechnology from Johns Hopkins University. Mr. Lu is also a certified senior securities specialist in Taiwan. Mr. Lu also passed Hong Kong Securities Institute Licensing Examination for Securities and Futures Intermediaries Paper 1.

Prof. Gary C. Biddle, aged 73, has served as an independent Director of the Company since April 2022. He is professor of financial accounting at University of Melbourne. Prof. Biddle earned his MBA and PhD degrees at University of Chicago. He previously served as professor at University of Chicago, University of Washington, Hong Kong University of Science and Technology (HKUST), and University of Hong Kong (HKU), and as visiting professor at Columbia University and London Business School. In academic leadership, Prof. Biddle served as Dean and Chair Professor at HKU, and as Academic Dean, Council member, and Chair Professor at HKUST. He co-created the EMBA-Global Asia program and taught the first class and decade of the Kellogg-HKUST EMBA program, both ranked #1 by Financial Times or QS. Professionally, he has been a member of AICPA, Australian Institute of Company Directors, CPA Australia, HKICPA, and the editorial boards of premier academic journals. Prof. Biddle also has served as American Accounting Association Executive Board member, Vice-President, and President-Elect nominee, on the Accounting Hall of Fame Selection Committee, Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, and HKICPA Council. Prof. Biddle’s research appears in leading academic journals and in the financial press including CNBC, CNN, SCMP, The Economist, and The Wall Street Journal. He has over 12,000 Google Scholar citations has won 30 teaching honors. He has served as Independent Non-Executive Director of listed and private companies for over 40 cumulative years.

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

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$1.9 million in cash to our executive officers and an aggregate of US$87,000 to our independent directors. We did not pay any cash compensation to non-executive directors, and the compensation of our independent directors is comprised of cash payment and stock options. For the fiscal year ended December 31, 2024, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers except as may otherwise be required by law. Our PRC, U.S. and Australian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For the fiscal year ended December 31, 2024, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining goals related to our clinical development programs and individual contributions. Each officer had received base bonus of up to 10% of his/her annual base salary by year end based on the number of month that the officer works at the Company for the year 2024. In addition, pursuant to Company’s internal payroll policy and the determination of our Compensation Committee, each officer passing the 3-month probationary period had received an annual performance bonus for 2024 based on the his/her yearly performance evaluation results. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

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

Change in Control Benefits

In order to recruit and maintain a stable and effective management team, our compensation committee believes it is appropriate and necessary to provide assurance of certain severance and change in control benefits approved by the compensation committee.

As a result, after careful evaluation of the implications and economics of a change in control plan, on January 8, 2025, our Board adopted a severance and change in control plan (the “Severance Plan”), which was applicable to certain of our executive officers. A copy of our Severance Plan is filed as Exhibit 4.18 to this Annual Report.

Accordingly, as of the date of this Annual Report, the Severance Plan applies with respect to each of the following executive officers: Mr. Yu-Hsin Lin (Chief Executive Officer, Chairman of the Board of Directors) and Mr. Hao-Yuan Chuang (Chief Financial Officer and director).

In the event of a “covered termination” of the employment of a named executive officer, which generally includes a termination of employment by the Company for a reason without Cause (and other than as a result of the employee’s death or Disability) or the employee’s resignation for Good Reason, that occurs outside the Change in Control Period (as defined below), then the named executive officer will be entitled to the following payments and benefits:

●	a lump sum payment equal to 12 months of Chief Financial Officer’s annual base salary, or 18 months in the case of Chief Executive Officer; and
●	a lump sum payment equal to 150% of Chief Financial Officer’s annual cash bonus or the annual target cash bonus established for the year of termination, or 200% for Chief Executive Officer.

In the event of a “covered termination” of the employment of a named executive officer, within a period beginning three months prior to and ending twelve months following a “change in control” (as defined in the Company's Severance Plan) (such period, in either case, the “Change in Control Period”), then the named executive officer will be entitled to the following payments and benefits:

●	a lump sum payment equal to 18 months of Chief Financial Officer’s annual base salary, or 24 months in the case of Chief Executive Officer;
●	a lump sum payment equal to 150% of Chief Financial Officer’s annual cash bonus or the annual target cash bonus established for the year of termination, or 200% for Chief Executive Officer; and
●	100% accelerated vesting of all outstanding unvested stock option and other stock award, as applicable.

Capitalized terms not explicitly defined in this Annual Report but defined in the Severance Plan shall have the same definitions as in the Severance Plan.

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

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 4,165,310 ordinary shares. As of the Latest Practicable Date, options to purchase a total of 1,546,098 ordinary shares are outstanding under the 2020 Share Incentive Plan.

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

The following table summarizes, for the fiscal year ended December 31, 2024, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers under the 2022 Performance Incentive Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)	Date of Grant	Date of Expiration
Yu-Hsin Lin	250,000	$48.46	August 29, 2024	August 28, 2034
Hao-Yuan Chuang	250,000	$48.46	August 29, 2024	August 28, 2034
Nathan L. Mata	100,000	$48.46	August 29, 2024	August 28, 2034
Hendrik P. N. Scholl, MD, MA	200,000	$48.68	September 1, 2024	August 31, 2034
Wan-Shan Chen	—	$—	—	—
Hung-Wei Chen	—	$—	—	—
John M. Longo	—	$—	—	—
Gary C. Biddle	—	$—	—	—
Ita Lu	—	$—	—	—
All directors and executive officers as a group	800,000

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our Board of Directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) is prohibited by any applicable Law or Nasdaq Stock Market rules from being a director; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the Board of Directors, and may be removed by our Board of Directors.

D.Employees

As of December 31, 2024, we have twenty-five employees, seven of whom are located in the United States. The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of
Functions	Employees	% of Total
Finance and Accounting	5	20%
Internal Audit	1	4%
General Administration	1	4%
Research and Development	17	68%
Information Technology and Business Development	1	4%
Total	25	100%

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

The calculations in the table below are based on 32,281,763 ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date. Each holder of ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

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

Ordinary Shares Beneficially
Owned as of the Latest Practicable Date
% of
	Ordinary	Beneficial
	Shares	Ownership†
Directors and Executive Officers**:
Yu-Hsin Lin(1)	2,180,995	6.69%
Hao-Yuan Chuang(2)	547,683	1.67%
Nathan L. Mata(3)	*	*
Hendrik P. N. Scholl, MD, MA	*	*
Wan-Shan Chen(4)	*	*
Hung-Wei Chen	*	*
John M. Longo (independent director)	*	*
Ita Lu (independent director)(5)	*	*
Gary C. Biddle (independent director)	*	*
Principal Shareholders:
Lin Bioscience International Ltd(6).	17,095,263	52.96%

Notes:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.

**The business address of our directors and executive officers, except for Nathan L. Mata, Hendrik P. N. Scholl, MD, MA, John M. Longo, Ita Lu and Gary C. Biddle is 36F., No. 68, Sec. 5, Zhongsiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan; the business address of Nathan L. Mata is 12750 High Bluff Drive Suite 475, San Diego, CA 92130; the business address of John M. Longo is Room 5129, 100 Rockefeller Road, Piscataway, NJ 08854; the business address of Ita Lu is 5F-7 No. 1 Xinyi Road Section 2, Taipei Taiwan; the business address of Gary C. Biddle is Room 8.020, Level 8, 198 Berkeley Street, Carlton, VIC 3010, Australia; the business address of Hendrik P. N. Scholl, MD, MA is Hasenrainstrasse 26, CH-4102 Binningen, Switzerland.

†For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of the Latest Practicable Date and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of December 31, 2024. The total number of ordinary shares outstanding as of the Latest Practicable Date on an as-converted basis is 32,281,763.

(1)	Represents (i) 373,483 ordinary shares directly held by Yu-Hsin Lin, (ii) 330,008 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2024 and (iii) 1,477,504 shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd. Yu-Hsin Lin, our Chief Executive Officer, entered into a Rule 10b5-1 Plan on September 27, 2024 which provides for the potential sale of up to 260,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on December 31, 2025, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(2)	Represents (i) 82,264 ordinary shares directly held by Hao-Yuan Chuang, (ii) 439,588 Ordinary Shares underlying share options granted to Hao-Yuan Chuang that are vested or will be vested within 60 days of December 31, 2024; and (iii) 25,831 shares indirectly held by Hao-Yuan Chuang through Lin Bioscience International Ltd. Hao-Yuan Chuang, our Chief Financial Officer, entered into a Rule 10b5-1 Plan on September 27, 2024 which provides for the potential sale of up to 160,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on December 31, 2025, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(3)	Nathan L. Mata, our Chief Scientific Officer, entered into a Rule 10b5-1 Plan on December 18, 2024 which provides for the potential sale of up to 30,166 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on May 31, 2025, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.

(4)	Wan-Shan Chen, our director, entered into a Rule 10b5-1 Plan on December 13, 2024 which provides for the potential sale of up to 11,650 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan expires on December 12, 2025, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(5)	The cash portion of Mr. Lu’s remuneration will be deferred and will only be paid to Mr. Lu after his employment with his current employer is terminated.
(6)	Represents 17,095,263 ordinary shares directly held by Lin Bioscience International Ltd.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Tinlarebant (LBS-008)

Tinlarebant R&D Services Agreement. On July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023 and July 1, 2024, we entered into a research and development services agreement with Lin BioScience, Inc. (our ultimate controlling shareholder), pursuant to which our ultimate controlling shareholder agreed to provide certain new drug development services for pipeline Tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the years ended December 31, 2022, 2023 and 2024, the Company recorded US$140 thousand, US$63 thousand and $57 thousand in research and development expenses, respectively.

LBS-007

On November 1, 2022 and November 1, 2023, Lin Bioscience, Inc. (our ultimate controlling shareholder) and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, Inc., which is Lin Bioscience, Inc.’s cancer pipeline. Lin Bioscience, Inc. agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2023 and 2024, the Company has provided related service connected to the above agreement to Lin Bioscience, Inc. and the expense reimbursed incurred was US$46 thousand and nil.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which at the date of deposit of the requisition carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed by an ordinary resolution of our shareholders. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) is prohibited by any applicable law or the Nasdaq Stock Market rules from being a director; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our Memorandum and Articles of Association.

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

Dividends

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We intend to calculate our earnings and profits according to U.S. federal income tax principles, which will be shared on our website as discussed under “Passive Foreign Investment Company” below. Any distributions on our ADSs or ordinary shares, if any, in excess of such earnings and profits will generally be treated as described below under “Sale or Other Disposition”. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which are listed on the Nasdaq Capital Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our ADSs and ordinary shares.

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

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities (unless certain elections described below are timely made) and special U.S. tax reporting requirements.

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

Based on our current estimate of our gross income and of the value of our gross assets (including goodwill) and the manner in which we conduct our business, we believe we were a PFIC for U.S. federal income tax purposes for the 2024 taxable year and we expect that we will be a PFIC for the current taxable year. There can, however, be no assurance regarding our PFIC status as PFIC status is tested for each taxable year and will depend on the composition of our assets and income in such taxable year. Furthermore, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not challenge our application of the PFIC rules. Our counsel expresses no opinion with respect to our expectations contained in this paragraph.

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

I.Subsidiary Information

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest and Credit Risk

We are exposed to market risk related to changes in interest rates. We had cash and investment of approximately US$31.7 million and US$113.5 million as of December 31, 2024. Interest-earning instruments carry a degree of interest rate risk and we are not exposed to other interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

As of December 31, 2023 and 2024, the aggregate amount of cash of US$56.8 million and US$10.2 million respectively, were held at major financial institutions located in the United States, and US$31.3 million and US$21.5 million, respectively, were deposited with major financial institutions located outside the United States. Additionally, as of December 31, 2024, the Company maintained short-term investments totaling US$113.5 million, comprising US$4.5 million in available-for-sale financial assets and US$108.9 million held-to-maturity financial assets. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured respectively by the FDIC, Hong Kong Deposit Protection Board, Australia Prudential Regulation Authority (“APRF”) and Singapore Deposit Insurance Corporation Limited (“SDIC”). Furthermore, the Company is exposed to credit risk if a significant portion of these investments are allocated to a particular issuer, industry, or financial institution.

The Company’s cash is maintained in bank deposit accounts that exceed insured limits by US$28,257 thousand. The FDIC provides coverage of US$250 thousand per depositor. Hong Kong Deposit Protection Board provides a coverage of HK$800 thousand per depositor. The APRF provides a coverage of AU$250 thousand per depositor. The SDIC provides a coverage of SG$100 thousand per depositor. The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality. As of December 31, 2024, no single issuer, other than the U.S. government, represented more than 50% of total short-term investments.

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

Foreign Currency Exchange Rate Risk

Our functional currency is U.S. dollars, but we contract with CROs and CMOs globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions arise. As of December 31, 2024, substantially all of our total liabilities were denominated in the U.S. dollar.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

We issued to The Benchmark Company, LLC, as the representative of the underwriters of our initial public offering, warrants to purchase a number of ADSs equal to 2.5% of the ADSs sold by us in our initial public offering, including ADSs sold upon the exercise of the option to purchase additional ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS. The Representative’s Warrants are exercisable until April 28, 2027. The Representative’s Warrants are also exercisable on a cashless basis. As of the date of this Annual Report, warrants of 169,302 shares were exercised on a cashless basis and 139,199 shares were issued.

In June 2023, we completed a follow - on offering under which we issued warrants to purchase 2,000,000 ordinary shares of our Company, with an exercise period of five year at an exercise price of US$18.00 per share. As of the date of this Annual Report, warrants to purchase 225,065 ordinary shares of our Company remain outstanding and exercisable by relevant warrant holders.

On April 25, 2024, we entered into a 2024 April Securities Purchase Agreement with an institutional investor, relating to the registered direct offering of 651,380 ADSs, each representing one ordinary share, and warrants to purchase 651,380 ordinary shares represented by ADSs, at a price of $38.38 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $44.14 per ADS.

On November 3, 2024, we entered into a Letter Agreement with a healthcare focused Institutional Holder of the Company’s Existing Warrants. Pursuant to the Letter Agreement, the Institutional Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of US$44.14 per ordinary share in consideration of the Company’s agreement to issue to the Holder New Warrants, to purchase up to an aggregate of 651,380 New Warrant Shares, at an exercise price of US$70.00 per ordinary share.

On February 5, 2025, we entered into a 2025 February Securities Purchase Agreement with an institutional investor, relating to the registered direct offering of 258,309 ADSs, each representing one ordinary share, and warrants to purchase 258,309 ordinary shares represented by ADSs, at a price of $58.07 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $58.07 per ADS.

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

Use of Proceeds

None.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2024. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2024. Our management has reviewed its assessment with the Audit Committee.

C.Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees for services performed by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the periods indicated:

	Years Ended December
	2023		2024
Audit fees(2)	US$	260,000	US$	316,000
All other fees(3)	US$	30,000	US$	104,100
Total	US$	290,000	US$	420,100
(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	All other fees include other miscellaneous items.

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

Not applicable.

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

Our Board of Directors has also adopted a Compensation Recoupment Policy required by the Nasdaq Listing Rule 5608.

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

Other than the Rule 10b5-1 Trading Plans adopted by (i) Yu-Hsin Lin, our Chief Executive Officer and Hao-Yuan Chuang, our Chief Financial Officer, on September 27, 2024; (ii) Nathan L. Mata, our Chief Scientific Officer, on December 18, 2024; and (iii) Wan-Shan Chen, our director, on December 13, 2024, we do not have any outstanding share repurchase or automatic trading plan in place.

ITEM 16K.    Cybersecurity

Cybersecurity Risk Management, Strategy and Governance

Cybersecurity risk management is an integral part of our enterprise risk management framework. We have adopted a cybersecurity incident response policy designed to protect the confidentiality, integrity, and availability of our critical systems and information. Our executive management is principally responsible for facilitating our enterprise risk management program, and work closely with our internal audit team, external IT service provider and legal counsel to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents. In addition, once any cybersecurity incident is identified, our incident response team which consist of our Chief Financial Officer, Chief Compliance Officer and our IT service provider’s lead representative will be responsible for assessing, managing, responding to, documenting and reporting such cybersecurity incident to our Chief Executive Officer and/or our Board of Directors in accordance with the level of threat/impact of such incident, as set forth in the policy. We also maintain processes to oversee and identify risks from cybersecurity associated with our use of third-party service providers. These processes include comprehensive vendor evaluations prior to engagement, ongoing audits and testing to verify adherence to our security policies, and contractual provisions requiring vendors to meet our cybersecurity standards.

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

The Company has engaged independent information technology and cybersecurity consultants to assist with the maintenance of its information systems. These consultants, with more than 10 years of experience advising companies of similar scope on information technology and cybersecurity risk management, report to the Chief Executive Officer, who in turn reports directly to the Board of Directors and the Audit Committee, which is the principal committee responsible for overseeing the Board’s risk management activities.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our development of our product candidates” under Item 3.D.

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

4.18*	Belite Bio, Inc Severance and Change in Control Plan
4.19

Securities Purchase Agreement by and between Belite Bio, Inc and an institutional investor dated April 25, 2024 (incorporated by reference to Exhibit 1.1 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on April 25, 2024)

4.20

Form of Inducement Offer Letter Agreement by and between Belite Bio, Inc and an institutional investor dated November 3, 2024 (incorporated by reference to Exhibit 10.1 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on November 4, 2024)

4.21

Securities Purchase Agreement by and between Belite Bio, Inc and an institutional investor dated February 5, 2025 (incorporated by reference to Exhibit 1.1 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on February 6, 2025)

4.22

Placement Agency Agreement by and between Belite Bio, Inc and Titan Partners Group LLC, a division of American Capital Partners, LLC, as exclusive placement agent, dated February 5, 2025 (incorporated by reference to Exhibit 1.2 from our registration statement on Form 6-K (File No. 001-41359), as amended, initially filed publicly with the SEC on February 6, 2025)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

11.2

Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 from our registration statement on Form 20-F (File No. 001-41359) for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Marcum Asia
23.2*	Consent of Maples and Calder (Hong Kong) LLP
97.1

Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 from our registration statement on Form 20-F (File No. 001-41359) for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024)

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

Date: March 17, 2025	Belite Bio, Inc

	By:	/s/ Yu-Hsin Lin
	Name:	Yu-Hsin Lin
	Title:	Chief Executive Officer and Chairman of the Board

BELITE BIO, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Belite Bio, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Belite Bio, Inc (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

March 17, 2025

BELITE BIO, INC

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share and per share amounts)

	December 31
	2023	2024
ASSETS
Current Assets
Cash	$88,157	$31,677
Available-for-sale investments	—	4,549
Held-to-maturity investments	—	108,923
Other receivables	818	575
Prepayments and other current assets	947	1,349
Other receivables due from related parties	18	—
Total current assets	89,940	147,073
Property and equipment, net	490	444
Intangible assets	—	31
Prepayments and other non-current assets	3,297	3,960
Security deposits	104	103
Operating lease right-of-use asset, net	811	521
TOTAL ASSETS	$94,642	$152,132
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	3,325	5,761
Other payables to related parties	—	13
Operating lease liabilities – current	308	276
Total current liabilities	3,633	6,050
Non-current liabilities
Operating lease liabilities – non-current	578	261
TOTAL LIABILITIES	4,211	6,311
Shareholders’ equity
Ordinary shares, par value of US$0.0001 per share; 400,000,000 shares authorized; 29,184,475 and 31,857,802 shares issued; 29,149,444 and 31,826,549 shares outstanding as of December 31, 2023 and 2024, respectively	3	3
Additional paid-in capital	162,305	254,125
Accumulated other comprehensive loss	(374)	(660)
Accumulated deficit	(71,503)	(107,647)
Total shareholders’ equity	90,431	145,821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$94,642	$152,132

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US Dollars, except share and per share amounts)

	For the Years Ended
	December 31,
	2022	2023	2024
Expenses
Research and development	$8,869	$24,844	$29,939
General and administrative	3,952	6,824	10,057
Total operating expenses	12,821	31,668	39,996
Loss from operations	(12,821)	(31,668)	(39,996)
Other income (expense):
Interest income	23	74	3,737
Interest expense	(16)	(25)	(20)
Other income (expense)	166	(4)	141
Total other income, net	173	45	3,858
Loss before income tax	(12,648)	(31,623)	(36,138)
Income tax expense	—	9	6
Net loss	(12,648)	(31,632)	(36,144)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(196)	18	(286)
Total comprehensive loss	$(12,844)	$(31,614)	$(36,430)
Weighted average number of ordinary shares used in per share calculation:
− Basic and Diluted	19,976,596	26,593,673	30,538,378
Net loss per ordinary share
− Basic and Diluted	$(0.63)	$(1.19)	$(1.18)

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of US Dollars, except share)

						Accumulated
					Additional	other		Total
	Convertible Preferred Shares		Ordinary Shares		Paid - in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	loss	deficit	(Deficit) Equity
Balance as of January 1, 2022	7,820,914	$31,806	10,274,403	$1	$12,325	$(196)	$(27,223)	$(15,093)
Issuance of shares upon initial public offering and overallotment, net	—	—	6,772,091	1	36,145	—	—	36,146
Conversion of preferred shares	(7,820,914)	(31,806)	7,820,914	1	31,805	—	—	31,806
Exercise of share options	—	—	31,500	—	3	—	—	3
Share-based compensation expense	—	—	—	—	1,483	—	—	1,483
Net loss	—	—	—	—	—	—	(12,648)	(12,648)
Foreign currency translation adjustment	—	—	—	—	—	(196)	—	(196)
Balance as of December 31, 2022	—	$—	24,898,908	$3	$81,761	$(392)	$(39,871)	$41,501
Issuance of shares upon follow-on offering	—	—	2,000,000	—	27,317	—	—	27,317
Issuance of shares upon At-the-Market offering (“ATM”), net	—	—	731,843	—	27,403	—	—	27,403
Non-cash exercise of Representative’s Warrants	—	—	65,399	—	—	—	—	—
Exercise of warrants	—	—	1,105,978	—	21,652	—	—	21,652
Exercise of share options	—	—	347,316	—	349	—	—	349
Share-based compensation expense	—	—	—	—	3,823	—	—	3,823
Net loss	—	—	—	—	—	—	(31,632)	(31,632)
Foreign currency translation adjustment	—	—	—	—	—	18	—	18
Balance as of December 31, 2023	—	$—	29,149,444	$3	$162,305	$(374)	$(71,503)	$90,431
Issuance of shares upon registered direct offering, net	—	—	651,380	—	24,811	—	—	24,811
Issuance of shares upon ATM, net	—	—	284,719	—	16,295	—	—	16,295
Non-cash exercise of Representative’s Warrants	—	—	73,800	—	—	—	—	—
Exercise of warrants	—	—	1,320,337	—	38,960	—	—	38,960
Exercise of share options	—	—	346,869	—	2,767	—	—	2,767
Share-based compensation expense	—	—	—	—	8,987	—	—	8,987
Net loss	—	—	—	—	—	—	(36,144)	(36,144)
Foreign currency translation adjustment	—	—	—	—	—	(286)	—	(286)
Balance as of December 31, 2024	—	—	31,826,549	$3	$254,125	$(660)	$(107,647)	$145,821

The accompany notes are an integral part of the consolidated financial statements.

BELITE BIO INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US Dollars)

	For the Years Ended
	December 31,
	2022	2023	2024
Cash flows from operating activities
Net loss	$(12,648)	$(31,632)	$(36,144)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	64	139	164
Amortization of operating lease right-of-use asset	134	260	281
Amortization of intangible assets	—	—	4
Share-based compensation expense	1,483	3,823	8,987
Interest income from investments	—	—	(3,577)
Fair value change on investments	—	—	(49)
Gains on operating lease modification	—	—	(33)
Changes in operating assets and liabilities:
Other receivables	—	(56)	56
Other receivables due from related parties	(32)	(16)	18
Prepayments	(641)	(3,516)	(1,112)
Other payables due to related parties	(41)	—	13
Accrued expenses and other liabilities	373	1,421	2,463
Security deposits	(79)	(16)	—
Operating lease liabilities	(71)	(244)	(305)
Net cash used in operating activities	(11,458)	(29,837)	(29,234)
Cash flows from investing activities
Acquisition of property and equipment	(394)	(63)	(116)
Acquisition of intangible assets	—	—	(35)
Acquisition of available-for-sale investments	—	—	(4,500)
Acquisition of held-to-maturity investments			(183,765)
Proceeds from maturities of held-to-maturity investments	—	—	77,844
Net cash used in investing activities	(394)	(63)	(110,572)
Cash flows from financing activities
Payments of deferred offering costs	(1,030)	—	—
Proceeds from initial public offering, net	37,990	—	—
Payments of follow-on offering costs	—	(883)	—
Proceeds from follow-on offering, net	—	28,200	—
Payments of ATM offering costs	—	(347)	(179)
Proceeds from ATM offering, net of commissions	—	26,988	16,474
ATM proceeds received in settlement of other receivable	—	—	762
Payments of registered direct offering costs	—	—	(189)
Proceeds from registered direct offering	—	—	25,000
Proceeds from exercise of warrants, net	—	21,652	38,960
Proceeds from exercise of share options	3	349	2,767
Net cash provided by financing activities	36,963	75,959	83,595
Effects of exchange rate on cash	(366)	9	(269)
NET (DECREASE) INCREASE IN CASH	24,745	46,068	(56,480)
CASH AT BEGINNING OF THE YEAR	17,344	42,089	88,157
CASH AT END OF THE YEAR	$42,089	$88,157	$31,677
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	16	—	—
Cash paid for income tax	—	9	6
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible preferred shares into ordinary shares	31,806	—	—
Deferred IPO costs reclassed to additional paid-in-capital	1,844	—	—
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	—	1,800	—
ATM offering sales commissions reclassed to additional paid-in-capital	—	858	509
ATM proceeds not yet received in cash as other receivable	—	762	—
Non-cash exercise of Representative’s Warrants	—	—	—	*
Right-of-use assets obtained in exchange of lease liabilities	941	265	388
Right-of-use assets in exchange of lease liabilities from an operating lease modification	—	—	385

*The Company issued 73,800 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants.

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

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO, before deducting the underwriting discounts and commissions and offering expenses were $36,000 with net proceeds of $33,705. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4,285.

Upon closing of the IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

On June 2, 2023, the Company completed its follow-on offering of (i) 2,000,000 of ADSs, representing 2,000,000 of the Company ordinary shares, par value US$0.0001 per share; and (ii) warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrants. The ADSs and accompanying warrants are immediately separable and will be issued separately, but were sold together at a public offering price of $15.00. The gross proceeds from this offering, before deducting the underwriting discounts and commissions and offering expenses were $30,000 with net proceeds of $27,317.

On June 16, 2023, the Company entered into a sales agreement (the “Sales Agreement”), with SVB Securities LLC (“SVB Securities”) and Cantor Fitzgerald & Co. (“Cantor”), acting as the Company’s sales agents, under which may, from time to time, offer and sell ADSs through an At-the-Market (“ATM”) offering program, having an aggregate offering price of up to $100,000. Each ADS represents one of the Company ordinary shares, par value $0.0001 per share. The Company has raised $28,608 and $16,984 in gross proceeds after deducting sales commissions and other fees and expenses with the net proceeds $27,403 and $16,295, by issuing 731,843 ADSs, and 284,719 ADSs for the years ended December 31, 2023, and 2024, respectively.

On April 25, 2024, the Company announced that it has entered into a securities purchase agreement with an institutional investor, for the purchase and sale of up to an aggregate of 651,380 ADSs, each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants (“Existing Warrants”) to purchase up to an aggregate of 651,380 ADSs, which have an exercise price equal to $44.14 per ADS and immediately exercisable and expire on the five-year anniversary of the issuance, in a registered direct offering. The gross proceeds to the Company from the offering were approximately $25,000 (before any warrant exercise), before deducting the expenses payable by the Company and net proceeds of $24,811.

On November 3, 2024, the Company entered into an inducement offer letter agreement for the immediate exercise of Existing Warrants to purchase up to an aggregate of 651,380 ordinary shares of the Company originally issued in April 2024, at an exercise price of $44.14 per share. The gross proceeds to the Company from the exercise of Existing Warrants were $28,752. In consideration for the immediate exercise of Existing Warrants for cash, the Company issued new warrants (“November Warrants”) to purchase up to 651,380 ordinary shares. The November Warrants have exercise price of $70.00 per share, exercisable immediately upon issuance and will expire five years from the date of issuance. If the investor were to exercise the November Warrants in full, the gross proceeds from such new warrants would be approximately $45,597.

In December 2024, Belite Bio (HK) Limited established Belite Bio (Taiwan) Inc as a wholly - owned subsidiary in Taiwan.

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Belite Bio Holdings Corp. (“Belite Holding”)	June 10, 2016	The United States of America	100% owned by Belite	Investment holding
Belite Bio, LLC (“Belite USA”)	June 10, 2016	The United States of America	100% owned by Belite Holding	Research and development
RBP4 Pty Ltd (“RBP4”)	August 13, 2018	Australia	100% owned by Belite Holding	Clinical trial activities
Belite Bio (HK) Limited (“Belite HK”)	June 10, 2021	Hong Kong	100% owned by Belite	Clinical trial activities
Belite Bio (Shanghai) Limited (“Belite Shanghai”)	August 12, 2021	China	100% owned by Belite HK	Clinical trial activities
Belite Bio (Taiwan) Inc (“Belite Taiwan”)	December 18, 2024	Taiwan	100% owned by Belite HK	Supporting clinical trial activities, research and development and back-office service

Liquidity

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from private placement of equity and debt securities and public offering of American Depositary Shares. The Company had an accumulated deficit of approximately $71,503 and $107,647 as of December 31, 2023 and 2024, respectively. The Company had net loss of approximately $12,648, $31,632 and $36,144 for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, the Company had a total of $31,677 in cash, $113,472 in short-term investments and $141,023 in working capital. On February 5, 2025, the Company announced that it has entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering result in gross proceeds of approximately $1,500, before deducting offering expenses, as well as the potential for additional proceeds of approximately $1,500 from the exercise of five-year warrants issued in the offering. The Company believes that current cash balance as of December 31, 2024 is sufficient to fund its operating activities, capital expenditures and other obligations one year after the issuance date of the consolidated financial statements. However, the Company may decide to enhance its liquidity position or increase cash for future expansions through additional capital and/or finance funding.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, valuation of ordinary shares, valuation allowance for deferred income tax assets, useful lives for property and equipment, discount rate for right-of-use (“ROU”) assets and operating lease liabilities, the fair value of share-based compensation and warrants. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

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

Financial instruments of the Company primarily include cash, other receivables, accrued expenses and other liabilities, other payable due to related parties, warrants, available-for-sale investments and held-to-maturity investments. The carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short-term nature. The fair values of the warrants are classified as Level 3 in the fair value hierarchy. For further information on the warrants, see Note 13 Equity.

The following table presents the fair value measurement or disclosure of short term investments by level within the fair value hierarchy as of December 31, 2024:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investments:
Liquidity fund	4,549	—	—	4,549
Held-to-maturity investments:
U.S. treasury bills	—	90,430	—	90,430
Time deposit	—	18,493	—	18,493
Subtotal	—	108,923	—	108,923
Total	4,549	108,923	—	113,472

Cash

Cash deposits placed with banks which are unrestricted as to withdrawal or use.

Short-term investments

Available-for-sale

Investments classified as “available-for-sale” may be sold prior to maturity due to changes in interest rates, prepayment risks, availability of alternative investments, or to meet the Company’s liquidity needs. The Company classifies its investments in liquidity funds as available-for-sale financial assets, and measures the investment at fair value. Changes in the fair value are reflected in the accumulated other comprehensive loss.

Held-to-maturity

Investments are classified as held-to-maturity when the Company has positive intent and ability to hold the securities to maturity. The Company classifies its investments in U.S. treasury bills and time deposits with a range of maturity dates over 3 months and equal to or less than 12 months as held-to-maturity financial assets, which initially recognized at cost and subsequently are carried at amortized cost, and interest income is recognized by using effective interest method. The Company reviews its investments in held-to-maturity investments for expected credit losses under CECL model by assessing various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the held-to-maturity investments.

Other receivables

Other receivables are from the third party (non - trade), sales agent and employees (other than related parties) that arose in a manner other than the ordinary course of business. As of December 31, 2023, and 2024, the Company recorded $762 and $nil of ATM offering proceeds that were not received as other receivables due from the sales agent in accordance with ASC 505-10-45-2 since such offering proceeds were fully collected in cash within a short period of time subsequent to year-end and before the financial statements are issued.

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

ATM offering costs consist of legal, accounting and other costs. The Company recorded an offering cost of $347 and $179 and reclassed to additional-paid-in-capital for the years ended December 31, 2023 and December 31, 2024, respectively.

Registered direct offering cost consist of regulation, legal, accounting and other costs. The Company recorded registered direct offering cost of $189 and reclassed to additional-paid-in-capital as of December 31, 2024.

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

Long-lived asset impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. No impairment loss was recorded for the years ended December 31, 2022, 2023 and 2024.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows. In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the research and development of novel therapeutics targeting significant unmet needs. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net loss on the statement of operations and comprehensive loss, after taking into account the Company's strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in stock-based compensation, interest income, net, other income (expense), and income tax expense, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

Research and development expenses

Research and development expenses primarily include (1) payroll, share-based compensation and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Company, (3) costs related to preclinical testing of the Company’s technologies and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies, (4) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development.

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

As of December 31, 2024, the Company has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Company’s option. The Company did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2023 and 2024 as the Company did not have any plan to cancel the existing CRO or CMO contracts.

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

Representative’s Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants for 169,302 shares and are also exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net - share settlement or (ii) give the Company a choice of net - cash settlement or settlement in its own shares (physical settlement or net - share settlement), the warrants are required to be recorded as a component of additional paid - in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

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

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Company elected to account for the forfeitures as occurred.

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

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2022, 2023 and 2024:

Supplier	2022	2023	2024
A	$4,559	$7,941	$5,010
B	*	6,926	5,846
*	Represents less than 10% of research and development expenses for the years ended December 31, 2022, 2023 and 2024.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio. Changes in interest rates affect the interest earned on the Company’s debt securities, and the fair value of those securities. The majority of the Company’s investments are fixed-rate securities, which are classified as “held-to-maturity.” At the same time, if interest rates fall, cash and investments may generate less interest income than expected. The majority of the Company’s investment is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Concentration of credit risk

As of December 31, 2023 and 2024, the Company held aggregate cash balances of $56,837 and $10,208 respectively, at major financial institutions in the United States, and $31,320 and $21,469, respectively, were deposited at major financial institutions outside the United States. Additionally, as of December 31, 2024, the Company maintained short-term investments totaling $113,472, comprising $4,549 in available-for-sale investments and $108,923 held-to-maturity investments. The Company is exposed to credit risk on its cash in the event of default by the financial institutions to the extent account balances exceed the amount insured respectively by the Federal Deposit Insurance Corporation (“FDIC”), Hong Kong Deposit Protection Board, Australia Prudential Regulation Authority (“APRF”) and Singapore Deposit Insurance Corporation Limited (“SDIC”). Furthermore, the Company is exposed to credit risk if a significant portion of these investments are allocated to a particular issuer, industry, or financial institution.

The Company’s cash is maintained in bank deposit accounts that exceed insured limits by $28,257. The FDIC provides coverage of $250 per depositor. Hong Kong Deposit Protection Board provides a coverage of HK$800 per depositor. The APRF provides a coverage of AU$250 per depositor. The SDIC provides a coverage of SG$100 per depositor. The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality. As of December 31, 2024, no single issuer, other than the U.S. government, represented more than 50% of total short-term investments.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3.AVAILABLE-FOR-SALE INVESTMENTS

As of December 31, 2024, the Company invested liquidity funds in the amount of $4,549, which is classified as available for sale securities, reported the investment at fair value, and changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss.

	As of December 31, 2024
	Cost or amortized cost	Unrealized gains (losses)	Credit loss	Fair value
Liquidity fund	$4,549	$—	$—	$4,549

4.HELD-TO-MATURITY INVESTMENTS

The Company invested U.S. treasury bills and time deposit, which have maturities over 3 months and equal to or less than 12 months, initially recognized at cost and subsequently are carried at amortized cost, and interest income is recognized by using effective interest method. As of December 31, 2024, the Company had U.S. treasury bills in the carrying amount of $90,430 which included interest $1,095 and time deposits in the carrying amount of $18,493 and interest receivable $575 on the consolidated balance sheet. As of December 31, 2024, the total interest received was $1,907. As of December 31, 2024, amortized costs approximated the fair value of such held-to-maturity investments due to short-term maturity, and there were no allowance for expected credit losses recognized for the year ended 2024.

5.OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS, PREPAYMENTS AND OTHER NON - CURRENT ASSETS

Other receivables consist of the following:

	As of December 31,
	2023	2024
Other receivables – offering consideration (1)	$762	$—
Interest receivables	—	575
Other receivables	56	—
	$818	$575

(1) represents from ATM offering proceeds that were not received and recorded as other receivables due from the sales agent as of December 31, 2023. The amount was collected in cash on January 2, 2024.

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
Prepaid insurance premiums	$762	$414
Other prepayments for research and development expense (2)	154	916
Deductible value-added tax input	31	19
	$947	$1,349

(2) Other prepayments for research and development expense represents payments made to third party CROs for pass-through expenses.

Prepayments and other non-current assets consist of the following:

	As of December 31,
	2023	2024
Prepaid insurance premiums	$62	$27
Other prepayments for research and development expense (3)	3,235	3,933
	$3,297	$3,960

(3) Other prepayments for research and development expense represents payments made to third party CROs to assist in the performance of clinical trial activities and the contract duration is expected to be 5 years.

6.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2023	2024
Laboratory equipment	$368	$474
Transportation equipment	54	49
Office equipment	64	75
Leasehold improvements	187	187
Less: accumulated depreciation	(183)	(341)
Total	$490	$444

Depreciation expenses recognized during the years ended December 31, 2022, 2023 and 2024, were approximately $64, $139 and $164 respectively.

7.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
Research and development	$1,760	$4,070
Legal and consulting	581	614
License royalties	108	85
Payroll and Reimbursement	727	703
Other	149	289
	$3,325	$5,761

8.CONVERTIBLE PREFERRED SHARES

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

On May 3, 2022 total convertible preferred shares issued and outstanding of 7,820,914 shares were all converted to ordinary shares upon the completion of IPO. Total ending balance of convertible preferred shares are nil as of December 31, 2023 and 2024 respectively.

9.SHARE-BASED COMPENSATION

In April 2022, the Company adopted 2022 Performance Incentive Plan (“2022 Plan”), which is conditional on and effective upon completion of IPO. The initial aggregate amount of ordinary shares that may be issued under the 2022 Plan is 1,748,667, provided that the shares reserved under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Plan, commencing in January 2023, by an amount equal to (i) four percent (4%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by our board of directors.

On April 18, 2022 the Board granted 1,698,667 shares to the management team, employees, and the independent directors. As of December 31, 2023, and 2024 the Company issued 35,031 and 31,253 shares and not outstanding for future transfer for employees exercise share options. Share options containing only service conditions granted to each grantee under the 2019 Plan, 2020 Plan and 2022 Plan will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

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

On August 29, 2024, the Board granted options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 1,165,977 shares as of January 2024. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under 2022 Plan (including both Share Incentive Plan (as defined under 2022 Plan) and 2022 Plan) as of the date hereof is 1,212,258 shares. Share options containing only service conditions granted to each grantee under 2022 Plan will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

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

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of April 18,	As of July 17,	As of January 3,
	2022	2023	2024
Risk-free interest rate	2.85%	3.81%	3.91%
Expected volatility range	34.79%	39.55%	38.25%
Exercise multiple	2.80	2.80	2.80
Expected dividend yield	—	—	—

	As of August 29,	As of September 1,	As of November 1,
	2024	2024	2024
Risk-free interest rate	3.87%	3.91%	4.37%
Expected volatility range	36.06%	36.02%	35.58%
Exercise multiple	2.80	2.80	2.20
Expected dividend yield	—	—	—

A summary of the Company’s stock option activity under the plans for the years ended December 31, 2022, 2023 and 2024 is presented as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Grant Date	Remaining	Intrinsic
	Options	Price	Fair Value	Term (Years)	Value
Outstanding as of January 1, 2022	1,982,561	$0.4626	$2.2571	8.82	$4,480
Granted	1,698,667	$6.0000	$2.1191	—	—
Exercised	(31,500)	$0.1191	$2.4720	—	—
Forfeited or expired	(73,325)	$2.6508	$2.1867	—	—
Outstanding as of December 31, 2022	3,576,403	$3.0508	$2.2782	8.43	$10,473
Granted	1,015,000	$14.4500	$5.8298	—	—
Exercised	(347,316)	$1.0070	$2.5695	—	—
Forfeited or expired	(42,000)	$6.0000	$2.0797	—	—
Outstanding as of December 31, 2023	4,202,087	$6.0304	$3.1048	8.20	$31,109
Granted	1,275,000	$49.4420	$19.6808	—	—
Exercised	(346,869)	$7.9775	$3.1139	—	—
Forfeited or expired	—	$—	$—	—	—
Outstanding as of December 31, 2024	5,130,218	$16.6162	$7.1954	7.17	$273,358
Vested and Expected to Vest Options as of December 31, 2024	3,796,134	$5.1769	$3.3057	6.46	$16,497
Exercisable Options as of December 31, 2024	1,627,701	$9.5205	$4.1440	7.49	$6,251

	Years ended December 31,
	2022	2023	2024
Research and development	$818	$1,716	$3,775
General and administrative	665	2,107	5,212
Total.	$1,483	$3,823	$8,987

As of December 31, 2024, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future for 2019 Plan were $0, 2020 Plan $2,634 and 2022 Plan $20,959 which are expected to be recognized over a weighted-average period of 0 years, 2.5 years and 1.97 years, respectively.

10.Leases

On January 1, 2022, the Company adopted ASC Topic 842, Lease (the “new lease standard”) by applying the modified retrospective approach to all leases. The Company recognized operating lease right-of-use (“ROU”) assets of $265 and $388, and corresponding lease liabilities of $265 and $388 for the years ended December 31, 2023 and 2024, respectively.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, the Company use its incremental borrowing rate(“IBR”) 2.48% as of April 20, 2022, 2.64% as of August 15, 2022, 3.02% as of April 3, 2023, 4.00% as of September 1, 2024 at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective April 20, 2022, the Company entered into an agreement to lease usage of the Taiwan office with a third-party entity. The lease was for a 5-year term, early termination of the lease shall be paid twice of the monthly rent as punitive liquidated damages and forfeited security deposits. For Company business development needs to set up a subsidiary in Taiwan, it is required to have an office for registration. Therefore, the existing agreement owner subsidiary, new setup subsidiary and third-party jointly signed a supplementary agreement to revise and transfer the original lease obligation and right to new setup subsidiary effective from December 1, 2024, which caused gains on lease modification $33 recorded in the consolidated statements of operations and comprehensive loss, all the terms remain the same as original.

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

Effective September 1, 2024, the Company entered into an agreement to lease for an office parking space in the same building of our Taiwan office with a third-party entity. The lease was for a 2.92-year term, early termination allowed with a written notice 30 days in advance.

Supplemental balance sheet information related to leases consists of the following:

		As of December 31,	As of December 31,
	Classification	2023	2024
Assets
Operating lease – ROU assets	Right-of-use assets	$811	$521

Liabilities
Operating lease liabilities	Current portion	$308	$276
Operating lease liabilities	Non-current portion	578	261
Total lease liabilities		$886	$537

Operating lease costs were $134, $260 and $281 for the years ended December 31, 2022, 2023 and 2024, respectively, which excluded short-term lease costs. Short-term lease costs were $62, $34 and $35 for the years ended December 31, 2022, 2023 and 2024, respectively.

Cash payments for operating leases were $87, $269 and $325 for the years ended December 31, 2022, 2023 and 2024, respectively.

At December 31, 2023 and 2024, the weighted average incremental borrowing rate were 2.63% and 3.67%, and the weighted average remaining lease term for the operating leases held by the Company were 37 months and 26 months, respectively.

The following table sets forth the Company’s minimum lease payments in future periods:

As of December 31,
2024
For the year ending December 31,
2025	$291
2026	187
2027	80

Total minimum lease payments	$558
Less: imputed interest	(21)

Total:	$537

11.INCOME TAX

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

United States

Belite Bio Holdings Corp. and Belite Bio, LLC are subject to U.S. federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84%. As a result of the Tax Act, The Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI)” inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2023 and 2024, the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

Hong Kong

Belite Bio (HK) Limited is subject to Hong Kong profits tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong for the first HK$2,000 is 8.25% and over HK$2,000 is 16.5%.

Australia

RBP4 Pty Ltd is subject to Australia profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%.

PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of Belite Shanghai during the years ended December 31, 2022, 2023 and 2024 in accordance with relevant PRC enterprise income tax legislation, interpretations and practices.

No provision for PRC corporate income tax has been made for the years ended December 31, 2022, 2023 and 2024 as Belite Shanghai had no such assessable profit for the year then ended.

Taiwan

Belite Bio (Taiwan) Inc is subject to Taiwan profit tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Taiwan tax laws. The applicable tax rate in Taiwan is 20%.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2024, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2023 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021, 2022 and 2023 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2023 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 to 2023 is subject to examination by tax authorities. There are currently no pending examinations.

The applicable federal statutory income tax rate in the United States was 21% for the Company for the years being reported. Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

The provision for income taxes is based on the following pretax loss:

	For the years ended December 31,
	2022	2023	2024
United States	$(1,097)	$(1,792)	$(2,728)
Other than United States	(11,551)	(29,831)	(33,410)
Total	$(12,648)	$(31,623)	$(36,138)

For the years ended December 31, 2022, 2023 and 2024, income tax expense consisted of the following:

	For the years ended December 31,
Income Tax Expense	2022	2023	2024
Current	$—	$9	$6
Deferred	—	—	—
Total Income Tax Expense	$—	$9	$6

	For the
	years ended December 31,
	2022	2023	2024
Federal statutory tax rate	21.00%	21.00%	21.00%
Effect of tax rates in foreign jurisdiction	(9.56)%	(5.80)%	(6.15)%
State taxes	0.60%	0.05%	0.11%
Effect of preferential tax rate	—	(0.07)%	(0.06)%
Research and development credit	(3.13)%	(2.94)%	(0.98)%
Non-deductible expenses	0.44%	(0.25)%	(0.42)%
Foreign income tax	—	(0.03)%	(0.02)%
Changes in valuation allowances	(9.35)%	(11.99)%	(13.50)%
Effective tax rate	$0.00%	$(0.03)%	$(0.02)%

No reserve for uncertain tax positions was recorded for the years ended December 31, 2022, 2023 and 2024. The Company does not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

The deferred income tax assets of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
Deferred income tax assets
Research and development credits	$351	$711
Capitalized research and development expenses	303	553
Net operating loss carryforwards	5,562	9,671
	6,216	10,935
Valuation allowance	(6,216)	(10,935)
Total net deferred income tax assets	$—	$—

The following table sets forth the changes in valuation allowance:

	For the
	years ended December 31,
	2023	2024

Balance at beginning of the year	$2,567	$6,216
Addition	3,792	4,878
True up adjustment	(157)	(46)
Foreign currency translation adjustment	14	(113)
Balance at end of the year	$6,216	$10,935

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances of $6,216 and $10,935 were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2023, and 2024, Belite Bio, LLC had U.S. federal and state research and development credit carryforwards of approximately $351 and $711, respectively. The U.S. federal research and development credit will expire from 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization. As of December 31, 2024, the Company’s subsidiaries had capitalized research and development expenses for federal and state tax purpose of $2,633 which was amortized over a period of five years.

As of December 31, 2023 and 2024, the Company’s subsidiaries had U.S. net operating loss carryforwards for federal and state tax purpose of $5,044 and $5,796, respectively. The federal net operating loss carryforwards of $603 incurred before January 1, 2018 will begin to expire in the years 2036 through 2037. The remaining $3,758 of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately $1,434 that will begin to expire in the years 2036 through 2038. As of December 31, 2023 and 2024, the Company’s subsidiary had Australia net operating loss carryforwards for tax purpose of $4,250 and $4,897, respectively that do not expire. As of December 31, 2023 and 2024, the Company’s subsidiaries had Hong Kong net operating loss carryforwards for tax purpose of $20,781 and $43,471, respectively that do not expire. As of December 31, 2023 and 2024, the Company’s subsidiaries had China net operating loss carryforwards for tax purpose of $82 and $125, respectively which will begin to expire starting in 2026. As of December 2024, the Company’s subsidiaries had Taiwan net operating loss carryforward for tax purpose of $16 which can be carryforward for 10 years.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2022, 2023 and 2024, the Company had no unrecognized tax benefits.

12.AUSTRALIA RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Company’s wholly owned subsidiary, RBP4 Pty Ltd, which conducts clinical development activities on behalf of the Company, is eligible under the Australian Research and Development Tax Incentive Program to receive a 43.5% and 48.5% refundable tax incentive from the Australian Taxation Office for qualified research and development expenditures in 2023 and 2024, respectively. To be eligible, RBP4 Pty Ltd must have revenue of less than AU$20,000 during the reimbursable period and cannot be controlled by income tax exempt entities. The tax incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the tax incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. For the years ended December 31, 2022, 2023 and 2024, $618, $791 and $1,863 respectively, were recorded in the consolidated statements of operations and comprehensive loss.

13.EQUITY

Ordinary Shares

As of December 31, 2023 and 2024 the Company was authorized to issue 400,000,000 shares of $0.0001 par value ordinary shares. 29,184,475 and 31,857,802 shares issued and 29,149,444 and 31,826,549 shares outstanding as of December 31, 2023 and 2024, respectively, 35,031 and 31,253 shares were issued but not yet outstanding reserved for future transfer for employees exercise share options. Holders of the Company’s ordinary shares are entitled to dividends, if and when, declared by the board of directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2023 and 2024, no dividends were declared.

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO, before deducting the underwriting discounts and commissions and offering expenses were $36,000 with net proceeds of $33,705. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4,285.

ATM offering

On June 16, 2023, the Company entered into a sales agreement, with SVB Securities and Cantor, acting as the Company sales agents, under which may, from time to time, offer and sell ADSs through an ATM offering program. For the year ended December 31, 2023, the Company raised $28,608 in gross proceeds and $27,403 net proceeds after deducting sales commissions $858 and other fees and expenses $347, and recorded $762 of ATM offering proceeds that were not received as other receivables due from the sales agent by issuing 731,843 ADSs. For the year ended December 31, 2024, the Company received $762 of ATM offering proceeds receivables due from the sales agent as of December 31, 2023 and raised $16,984 in gross proceeds and $16,295 net proceeds after deducting sales commissions $510 and other fees and expenses $179 by issuing 284,719 ADSs.

Direct offering

On April 25, 2024, the Company announced that it has entered into a securities purchase agreement with an institutional investor, for the purchase and sale of up to an aggregate of 651,380 ADSs, each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants (“Existing Warrants”) to purchase up to an aggregate of 651,380 ADSs, which have an exercise price equal to $44.14 per ADS and immediately exercisable and expire on the five-year anniversary of the issuance, in a registered direct offering. The gross proceeds to the Company from the offering were approximately $25,000 (before any warrant exercise), before deducting the expenses payable by the Company and net proceeds of $24,811.

Representative’s Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrants of 84,651 shares were exercised on a cashless basis and 65,399 shares were issued for the year ended December 31, 2023 and 84,651 shares were exercised on a cashless basis and 73,800 shares were issued for the year ended December 31,2024, all of the Representative’s Warrants were all exercised as of December 31, 2024.

The fair value of the warrant, using the Black - Scholes Model on the date of issuance was $257. The key inputs into the Black – Scholes Model variables were as follows at measurement date:

April 28, 2022
Stock price	$6.00
Risk-free interest rate	2.86%
Volatility	32.19%
Exercise price	$7.50
Dividend yield	$0

Warrants

(1)	Follow-on warrants

On June 2, 2023, the Company consummated its follow-on offering of 2,000,000 of American depositary shares, or ADSs, representing 2,000,000 of the Company ordinary shares, par value $0.0001 per share; and to the investors warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 2, 2023 and expire on June 2, 2028. The fair value of these warrants, using the Binomial Option Pricing Model on the date of issuance was $6,337. For the year ended December 31, 2023, the gross proceeds were $21,708 from warrant exercise, deducting the conversion agent fee of $56 and offering expenses with net proceeds of $21,652. For the year ended December 31, 2024, the gross proceeds were $10,241 from warrant exercise, deducting the conversion agent fee of $33 and offering expenses with net proceeds of $10,208.

The key inputs into the Binomial Model variables were as follows at measurement date:

June 2, 2023
Stock price	$17.15
Risk-free interest rate	3.84%
Volatility	99.27%
Exercise price	$18.00
Dividend yield	$0

(2)	Registered direct offering warrants

On April 25, 2024, the Company entered into a securities purchase agreement with an institutional investor, relating to the registered direct offering of 651,380 American Depositary Shares, or ADSs, each representing one ordinary share, and warrants (“Existing Warrants”) to purchase 651,380 ordinary shares represented by ADSs with an exercise price of $44.14 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on April 29, 2024 and expire on April 29, 2029. The fair value of these warrants, using the Binomial Option Pricing Model on the date of issuance was $9,978.

April 29, 2024
Stock price	$40.93
Risk-free interest rate	4.65%
Volatility	36.79%
Exercise price	$44.14
Dividend yield	$0

(3)	Inducement warrants

On November 3, 2024, the Company entered into an Letter Agreement with the warrant holder of the Existing Warrants to exercise for cash its existing warrants to purchase an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of $44.14 per ordinary share in consideration of the Company’s agreement to issue to the holder, November Warrants, to purchase up to an aggregate of 651,380 ordinary shares with an exercise price of $70.00 per warrant. The gross proceeds were $28,752 from the exercise of the Existing Warrants. The Company considered that the circumstances of the warrant inducement offer were executed in contemplation of an equity offering (that is, to induce exercise of the outstanding warrants and raise equity capital). Therefore, the effect of a modification or an exchange of the induced warrants was accounted for as an additional equity issuance cost for the warrant inducement, which was recorded to additional paid-in capital.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on November 4, 2024 and expire on November 5, 2029. The fair value of these warrants, using the Binomial Option Pricing Model on the date of issuance was $16,126.

November 4, 2024
Stock price	$69.71
Risk-free interest rate	4.17%
Volatility	31.96%
Exercise price	$70.00
Dividend yield	$0

The following table summarizes the Company’s activities and status of Representative’s Warrants and various warrants as disclosed above:

		Weighted	Weighted Average
		Average	Remaining Term
	Number of Warrants	Exercise Price	(Years)
Outstanding as of January 1, 2022	—	—
Issued	169,302	$7.50
Exercised	—	—
Forfeited or expired	—	—
Outstanding as of December 31, 2022	169,302	$7.50	4.33
Issued	2,000,000	$18.00
Exercised	(1,190,629)	$17.25
Forfeited or expired	—	—
Outstanding as of December 31, 2023	978,673	$17.09	4.33
Issued	1,302,760	$57.07
Exercised	(1,404,988)	$29.49
Forfeited or expired	—	—
Outstanding as of December 31, 2024	876,445	56.65	4.48

14.NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	Years ended December 31,
	2022	2023	2024
Numerator:
Net loss attributable to ordinary shareholders	$(12,648)	$(31,632)	$(36,144)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	19,976,596	26,593,673	30,538,378
Net loss per share – basic and diluted	$(0.63)	$(1.19)	$(1.18)

For the years ended December 31, 2022, 2023, and 2024, the effects of all outstanding share options and warrants have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Years ended December 31,
	2022	2023	2024
Outstanding share options	3,576,403	4,202,087	5,130,218
Outstanding warrants	169,302	978,673	876,445
Total	3,745,705	5,180,760	6,006,663

15.RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Company
Lin BioScience, Inc.	The ultimate controlling shareholder of the Company

The Company and its subsidiaries entered into several research and development services agreements with several related parties, including:

Lin BioScience, Inc. and the Company entered into the Tinlarebant R&D services agreements on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023 and July 1, 2024 whereby Lin BioScience, Inc. agreed to provide certain new drug development services for pipeline Tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the year ended December 31, 2022, 2023, and 2024, the Company recorded $140, $63 and $57 in research and development expenses, respectively.

On November 1, 2022 and November 1, 2023, Lin Bioscience, Inc and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, which is Lin Bioscience’s cancer pipeline. Lin Bioscience agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2023 and 2024, the Company has provided related service connected to the above agreement to Lin Bioscience and the expense reimbursed incurred was $46 and $0.

(a)	Related party balances

	As of December 31,
	2023	2024
Due from related parties
Lin BioScience, Inc.	$18	$—
Due to related parties
Lin BioScience, Inc.	$—	$13

(b)	Related party transactions

During the years ended December 31, 2022, 2023 and 2024, related party transactions consisted of the following:

	Years ended December 31,
	2022	2023	2024
Lin BioScience, Inc.:
Research and development expense	$140	$63	$56
Reimbursement for expense	$32	$46	$1

16.SEGMENT

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the Years Ended
	December 31,
	2022	2023	2024
Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense
Research and development	$7,933	$22,868	$25,867
Wages and salaries	779	1,379	2,144
Contracted research expenses and clinical trial expenses	5,942	20,038	18,057
Consultancy and professional service fees	849	881	1,698
Royalties	—	118	3,353
Other expenses*	363	452	615
General and administrative	3,207	4,578	4,693
Wages and salaries	1,078	1,488	1,683
Professional service fee	947	1,794	1,548
Insurance expense	888	995	989
Other expenses*	294	301	473
Total operating expenses, excluding share-based compensation	11,140	27,446	30,560
Share-based compensation
Research and development	818	1,716	3,775
General and administrative	665	2,107	5,212
Total share-based compensation	1,483	3,823	8,987
Depreciation and amortization expense	198	399	449
Total operating expenses	12,821	31,668	39,996
Operating loss	(12,821)	(31,668)	(39,996)
Interest income, net	7	49	3,717
Other income (expense)	166	(4)	141
Income tax expense	—	9	6
Segment and consolidated net loss	$(12,648)	$(31,632)	$(36,144)

*Other expenses include travelling, transportation, rent and utilities expenses.

17.COMMITMENTS AND CONTINGENCIES

License Agreement with Columbia University

The Company is party to an exclusive license agreement with Columbia University (the “Columbia License Agreement”), which has been amended five times, most recently as of February 4, 2022, under which the Company licenses specified intellectual property from Columbia University. The patent rights licensed to the Company by Columbia University include issued patents with claims that recite a class of compounds directed to covering the Company’s lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires the Company to make minimum annual royalty payments to Columbia University of specified amounts on each anniversary of the first commercial sale of a licensed product, commencing on the second anniversary of such sale. The Company will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by the Company and its affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates the Company to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. The Company is also obligated to periodically inform Columbia University of its progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If the Company pays Columbia University the required fee, it will be granted a 6-month extension. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that the Company believes would affect the timely achievement of any milestone, it may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and the Company is in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert the license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license. The Company is also obligated to make payments to Columbia University in an aggregate amount of up to $20,000 based on achieving specified development and regulatory approval milestones and in an amount of up to $25,000 based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, the Company is obligated to pay Columbia University a specified portion of revenue it receives from sublicensees, and a specified portion of revenue received from any sale of a priority review voucher by us or a sublicensee. The Company cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe it is in compliance with the terms of the license. From inception through December 31, 2024, the Company has made a payment of $4,000 to Columbia University resulting from this license agreement, which was triggered by the completion of its Phase I and Phase II clinical trials.

Clinical Research Organization (CRO)

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of clinical trial activities. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred. As of the issuance date of the consolidated financial statements, the remaining contractual costs expected to be incurred in future periods for the Company’s clinical trials in STGD1 and Geographic Atrophy (GA) is approximately $30,648.

Litigation

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not aware of any current pending legal matters or claims.

18.SUBSEQUENT EVENTS

The Company evaluated and recorded subsequent events and transactions that occurred after the balance sheet date up to March 17, 2025, the date that the financial statements were issued.

On February 5, 2025, the Company announced that it has entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

On February 22, 2025, the compensation committee of the Board of Directors approved the grant of 720,000 share options and 230,000 restricted stock units under the Company’s 2022 Plan.