Form 20-F
period 2025-12-31
BELITE BIO, INC
filed 2026-03-31
CIK 1889109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

39,339,960 ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one of our ordinary share;
●	“AUD” are to the legal currency of Australia;
●	“Belite,” “we,” “us,” “our company,” “Company,” and “our” are to Belite Bio, Inc, a Cayman Islands exempted company with limited liability and its subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“CHF” are to the legal currency of Switzerland;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“EMA” are to European Medicines Agency;
●	“FDA” are to U.S. Food and Drug Administration;
●	“HK$” are to the legal currency of Hong Kong;
●	“IND” are to Investigational New Drug Application;
●	“JPY” are to the legal currency of Japan;
●	“Latest Practicable Date” are to February 28, 2026;
●	“PMDA” are to Pharmaceuticals and Medical Devices Agency;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“NMPA” are to National Medical Products Administration;
●	“NTD” are to the legal currency of Taiwan;
●	“RMB” are to the legal currency of the PRC;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“TGA” are to Therapeutic Goods Administration of Australia;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“U.S. GAAP” are to the generally accepted accounting principles of the United States.

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

Our reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries located in the United States, Hong Kong and Switzerland is U.S. dollars. The functional currency of the Company’s subsidiary located in Australia is AUD, the functional currency of the Company’s subsidiary located in China is RMB, the functional currency of the Company’s subsidiary located in Taiwan is NTD, and the functional currency of the Company’s subsidiary located in Japan is JPY.

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

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words.

The forward-looking statements in this Annual Report include, among other things, statements about:

●	the timing of the initiation, progress and potential results of our preclinical studies, clinical trials and our discovery programs;
●	the timing and likelihood of regulatory filings and approvals, including with respect to additional indications beyond the initial indication for which we are seeking approval for our product candidates, and the timing to communicate with and submit trial data to regulatory authorities in various jurisdictions for drug approval;
●	our ability to advance our product candidates into drugs, and the successful completion of clinical trials;
●	the approval, commercialization, pricing and reimbursement of our product candidates;
●	the competitive landscape and size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
●	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
●	our ability to attract and retain senior management and key employees;
●	our future business development, financial condition and results of operations;
●	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
●	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
●	costs associated with enforcing or defending against intellectual property infringement, misappropriation or violation, product liability and other claims;

●	our ability to establish and maintain collaborations or licensing agreements;
●	our ability to identify and integrate new product candidates, technologies and/or suitable acquisition targets;
●	our ability to effectively manage our growth;
●	changes to regulatory and operating conditions in our industry and markets; and
●	the potential impact of epidemics, pandemics or other public health issues on our current and future business development, financial condition and results of operations.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. No forward-looking statement is a guarantee of future performance. These forward-looking statements speak only as of the Latest Practicable Date and are subject to a number of risks, uncertainties and assumptions described in “Item 3. Key Information—D. Risk Factors” of Part I of this Annual Report and other risks outlined in our other filings with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this Annual Report, whether as a result of any new information, future events or otherwise. You should read this Annual Report and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from any future results stated in or implied by these forward-looking statements.

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

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” of this Annual Report. Our principal risks include the following:

●	Our business is highly dependent on the success of our lead product candidate, tinlarebant (a/k/a LBS-008). If we are unable to develop, obtain marketing approval for or successfully commercialize tinlarebant, either alone or through a collaboration, or if we experience significant delays in doing so, our business could be harmed;
●	All of our product candidates (i.e. tinlarebant and LBS-009) are in clinical or preclinical development. If we are unable to complete clinical development and obtain regulatory approval to ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially harmed;
●	We have recorded net cash outflow from operating activities since our inception. Although we have consummated our initial public offering, we will need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates;
●	We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability;
●	The regulatory approval processes of the FDA, the TGA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;
●	All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated;
●	If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected;
●	We depend on intellectual property licensed from third parties, and our current and future licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business;
●	Our future success depends on our ability to attract, retain and motivate senior management and qualified employees;
●	As we rely on third parties to conduct our preclinical studies, clinical trials, contract manufacture drug substances and drug products, and provide other important services related to product development, regulatory submissions, and commercialization, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties, comply with applicable laws, or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed;
●	If we seek to establish collaborations and are not able to establish them on commercially reasonable terms or if we elect to fund and undertake development or commercialization activities on our own and are not able to obtain additional expertise and additional capital on acceptable terms or at all, we may have to alter our development and commercialization plans; and
●	As a result of our largest shareholder, Lin Bioscience International Ltd.’s significant share ownership position in the Company, Lin Bioscience International Ltd. is able to influence corporate matters and a conflict of interest may arise between our largest shareholder and us. In addition, a change of control in Lin Bioscience International Ltd., may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

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

The success of our product candidates will depend on several factors, including, but not limited to, the following:

●	hiring sufficient technical experts to oversee all development and regulatory activities and meeting of safety requirements;
●	successful completion of preclinical studies and clinical trials, including the successful enrollment in such clinical trials;
●	receipt of regulatory approvals from applicable regulatory authorities for planned and future clinical trials, drug registration, manufacturing and commercialization;
●	successful completion of all safety studies required to obtain regulatory approval in United States, the United Kingdom, Australia, Taiwan, China, the Europe and other applicable jurisdictions for our product candidates;
●	our ability to establish manufacturing capabilities and capacities, whether internally or through contract manufacturing organizations, or CMOs, to the specifications of our product candidates for clinical supply;
●	obtaining and maintaining patent, trade secret and other intellectual property protection and/or regulatory exclusivity for our product candidates;
●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
●	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;
●	obtaining and maintaining healthcare coverage and adequate reimbursement;
●	effectively competing with other therapies and alternative drugs;
●	successfully enforcing and defending intellectual property rights and claims; and
●	maintaining a continued acceptable safety profile of the product candidates following regulatory approval, and meeting all applicable post-market commitments, obligations, and requirements.

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

We are currently conducting clinical trials, through third-party CROs, in multiple jurisdictions such as the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, Australia, Taiwan, Hong Kong, China, and Japan among others (see “Item 4. Information on the Company—B. Business Overview” beginning on page 77 for our current plans for future clinical trials). There are risks inherent in conducting clinical trials in multiple jurisdictions, which may subject us to delays and expenses, such as:

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

Even if the desirable results are achieved in clinical trials, the timeline of the R&D process might be affected by various uncontrollable factors. For example, the clinical trial design process necessitates a continuous testing and validation phase which introduces certain levels of uncertainties to the overall duration of the trials. This complexity arises from the need to determine both the dosing period and follow-up period when patients are monitored for a specific duration after the last dose to assess the effect of the treatment, and provide useful guidance on dosing regime to future clinical use. The design of these periods involve multiple factors including the anticipated duration of the effect of the drug candidates and may need to be adjusted based on preliminary findings of the trials. Therefore, the overall timeline for clinical trials remains inherently uncertain.

The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in our collaboration with third parties for the manufacture for clinical or commercial scale or in the manufacture of our future products, our business could suffer.

We currently do not have cGMP manufacturing capabilities and we are entirely dependent on third-party contractors, including contract manufacturing organizations, or CMOs, to manufacture our product candidates for our clinical trials, and we expect to rely on third-party CMOs for the production of commercial quantities of our products in accordance with cGMP regulations upon obtaining regulatory and marketing approvals. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. If we are unable to identify and maintain collaboration with third-party CMOs, or fail to do so in a timely manner, this may lead to significant delays in the clinical supply of our product candidates as well as the commercial manufacturing of our products once regulatory and marketing approvals have been obtained. In turn, this could delay our clinical trials, negatively impact our ability to ultimately obtain regulatory approval and materially harm any future commercialization plans. For more information about risks related to reliance on third-party CMOs, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Reliance on Third Parties—We will rely on third parties to manufacture clinical and commercial supplies of tinlarebant and other product candidates and future products.” Additionally, we may not be able to establish our CMC and quality control capabilities, which are essential for regulatory compliance and product quality assurance, and any failure to develop these capabilities, including any failure to recruit and retain and motivate qualified CMC and quality control personnel, could further delay our manufacturing and commercialization efforts.

In addition, since we have no history of commercializing pharmaceutical products, we may face additional challenges in developing qualified teams and acquiring the necessary expertise to oversee third-party manufacturing processes. Any delay or failure to establish adequate CMC, quality control and manufacture oversight capabilities may result in problems that arise during the manufacturing process for a variety of reasons, including, but not limited to, equipment malfunction, failure to follow specific protocols and procedures, problems with (including shortage of) raw materials, global supply chain issues (such as trade barriers, export restrictions and other impediments to the cross-border movement of materials and goods), and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, increases in the prices of raw materials, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of future products, that batch of future products may have to be discarded and we may experience product shortages or incur added expenses. This, as well as problems that may arise during the manufacturing process, could, among other things, lead to significant additional costs and/or delays, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before such product is released to the market, recall and product liability costs may also be incurred.

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

Although we announced the top-line results of the Phase 3 DRAGON in December 2025 and we expect to submit an NDA to the FDA in the second quarter of 2026, the foregoing risks regarding marketing approvals remain applicable to tinlarebant. There can be no assurance that we will obtain marketing approval for tinlarebant in a timely manner, or at all, and any delay or failure to obtain such approval could significantly harm our business and prospects.

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

We have limited experience in launching and marketing product candidates and are in the process of building an in-house commercialization team and we may not be able to effectively build and manage a sales network with the necessary technical expertise and supporting distribution capabilities to successfully commercialize our product candidates.

We currently have limited sales, marketing or commercial product distribution capabilities. We are in the process of building an in-house commercialization team and sales force with technical expertise and supporting distribution capabilities with an aim to commercialize our product candidates in a smooth and legally compliant manner. This requires significant capital expenditures, management resources and time. We will have to compete with other biopharmaceutical companies to recruit, hire, train and retain qualified marketing and sales personnel.

In the process of establishing our own commercialization capabilities, we will incur significant additional costs, including to hire and retain qualified personnel to build out our commercialization team and sales force. Recruiting and training such a sales force is expensive and time-consuming and could delay any product launch. We may be unable to build out this commercialization team and sales force in a way that will enable us to successfully commercialize our products and generate revenues. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment may be lost if we cannot retain or reposition our commercialization personnel.

There can be no assurance that we will be able to successfully develop our in-house sales, commercial distribution and commercialization capabilities or successfully commercialize any product, and as a result, we may not be able to generate product sales revenue.

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

We announced the top-line results of the Phase 3 DRAGON in December 2025. From time to time, we may also publish other preliminary interim or “top-line” data from clinical trials. Positive preliminary data from such interim analyses may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

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

Since our inception, our operations have consumed substantial amounts of cash. We have financed our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to initial public offering, follow-on offerings, warrants, registered direct offerings, At-the-Market (“ATM”) offering program and PIPE offering. For the years ended December 31, 2023, 2024 and 2025, the net cash used in our operating activities was approximately US$29.8 million, US$29.2 million and US$40.7 million respectively.

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

We are a global clinical-stage biopharmaceutical company with a limited operating history and no history of commercializing pharmaceutical products. Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research and clinical trials for our product candidates. We have not yet demonstrated an ability to successfully obtain marketing approvals for or commercialize our product candidates or manufacture our product candidates on a scale sufficient to supply the commercial markets. We may need to invest significant additional capital to establish our in-house commercialization team, sales network and systems, which could strain our financial resources and impact our ability to achieve profitability. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history and/or approved products on the market.

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

We have incurred significant annual net operating losses in every year since our inception. We expect to continue to incur significant and increasing net operating losses for at least the next several years. Our net losses were approximately US$31.6 million, US$36.1 million and US$77.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of approximately US$185.3 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to initial public offering, follow-on offerings, warrants, registered direct offerings, ATM offering program and PIPE offering. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

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

As of December 31, 2023, 2024 and 2025, our subsidiaries had U.S. net operating loss carryforwards for federal and state tax purposes of approximately US$5.0 million, US$5.8 million and US$11.0 million, respectively. The federal net operating loss carryforwards of US$603 thousand incurred before January 1, 2018, will begin to expire in the years 2036 through 2037. The remaining US$8.8 million of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately US$1.4 million that will begin to expire in the years 2036 through 2038. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

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

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We initially intend to focus our activities on our primary markets, with a particular focus on the United States, as well as the United Kingdom, Australia, Taiwan, Europe, China and Japan. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

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

In May 2022, we received Fast Track designation for tinlarebant for the treatment of STGD1. If a product is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. Even though we have received Fast Track designation for tinlarebant for the treatment of STGD1, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Although we have pursued and may further pursue expedited regulatory approval pathways in the United States for certain of our product candidates, they may not qualify for expedited development or, if they do qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.

In addition to the Fast Track designation and the Breakthrough Therapy Designation for tinlarebant for the treatment of STGD1, although we believe there may be an opportunity to accelerate the development of certain of our product candidates through one or more of the FDA’s expedited programs and we may pursue one or more of these expedited programs, we cannot be certain that any of such product candidates will qualify for such programs or that we will be able to maintain such qualifications.

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

Inadequate funding for and other disruptions at the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, affect the review and process of regulatory submissions, prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

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

Disruptions at the FDA and comparable regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. There have also been mass layoffs of federal employees since the start of the current presidential administration in January 2025, the full impact of which is unclear at this time. Such disruptions, including disruptions arising from the shutdown of the U.S. federal government that commenced in October 2025 and ended in November 2025, could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. In addition, the presidential administration has made and is expected to continue to make changes in the leadership of various U.S. federal regulatory agencies and changes to U.S. federal government policy that have led to, in some cases, legal challenges and uncertainty around the funding, functioning and policy priorities of the U.S. federal regulatory agencies, including the FDA.

We are unable to predict the extent to which the presidential administration may impose or seek to impose leadership or policy changes at the FDA or changes to rules and policies impacting our business and operations. It is unclear how these executive actions or other potential actions by the federal government will impact the FDA or other regulatory authorities that oversee our business. Government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may reduce the FDA’s ability to perform its responsibilities, which could result in delays in our clinical trial timelines. If a significant reduction in the FDA’s workforce occurs, the FDA’s budget is significantly reduced or there is any government shutdown in the future, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions or take other actions critical to the development or approval of our product candidates, which could have a material adverse effect on our business.

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

Legislative and regulatory proposals have been made to expand post-approval requirements, to restrict sales and promotional activities for pharmaceutical products and to control rising market prices for pharmaceutical products. Such legislation include, without limitation, those that direct U.S. Department of Health and Human Services (“HHS”) and other agencies to lower prescription drug costs through a variety of initiatives. For example, President Trump has signed multiple executive orders addressing prescription drug pricing and access, including: on April 15, 2025, outlining several actions the Secretary of the Department of HHS must take to optimize healthcare regulations that will provide access to prescription drugs at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a “most favored nation” drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. Additionally, on November 6, 2025, CMS announced a new voluntary payment initiative called the GENEROUS Model (GENErating cost Reductions for U.S. Medicaid Model) where drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with a “most favored nation” price for participating manufacturers’ products. Moreover, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug and biological product pricing, review the relationship between pricing and manufacturer patient support programs, reduce the cost of prescription drugs and biological products under Medicare and reform government program reimbursement methodologies for drug and biological products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize any of our product candidates in any markets.

The implementation of the “most favored nation” drug pricing policy, which would tie U.S. drug prices to the prices paid for drugs in other countries, could require us to exercise greater caution and selectivity when entering or expanding into non-U.S. markets. Accordingly, such a policy could materially constrain the scope of our global market entry strategy, limit the range of markets into which we elect to launch our product candidates, and adversely affect our global sales. In addition, where we seek to commercialize our product candidates in non-U.S. markets that fall within the scope of the “most favored nation” pricing through licensing arrangements with third-party licensees, we may have limited or no ability to control the pricing decisions made by such licensees in their respective territories, which could in turn, adversely affect our pricing in the U.S. market.

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

Our success depends in large part on our ability to protect our proprietary technology and product candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of the Latest Practicable Date, our portfolio of owned, co-owned, and in-licensed patents consisted of 27 issued U.S. patents (inclusive of allowed applications), 11 pending U.S. patent applications, 25 issued foreign patents (inclusive of allowed applications) and 44 pending foreign patent applications, providing protection in the United States and China, among other regions. We seek to protect and intend to seek to protect the product candidates and technology that we consider commercially important by filing patent applications and requiring our licensor to file licensed patent applications in the United States, European Union, China, Japan, South Korea, Taiwan, Canada, Australia, India and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

As of the Latest Practicable Date, we had one registered trademark and eight pending trademark applications in the United States, one registered trademark in the European Union, one registered trademark in the United Kingdom, three registered trademarks and four pending trademark applications in China, one registered trademark and two pending trademark applications in Hong Kong, one registered trademark in Japan, one registered trademark in Canada, one registered trademark in Switzerland, three pending trademark applications in Taiwan and one pending trademark application in Australia. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting starting with our second Annual Report. Further, now that we have lost our status as an “emerging growth company” and reached a large accelerated filer threshold, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

Although no material weaknesses and significant deficiencies were identified in our internal control over financial reporting for the year ended December 31, 2025 by us and our independent registered public accounting firm, we cannot assure you that no material weakness will be identified in future periods and will continue to monitor our internal control over financial report exercises. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our future success depends on our ability to attract, retain and motivate senior management and qualified employees.

We are highly dependent on the expertise of the principal members of our management and qualified employees across key functions. We have entered into employment agreements with our executive officers, but each of them may terminate their employment with us at any time with or without prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

Recruiting, retaining and motivating qualified management, scientific, clinical, CMC, quality control, and sales and marketing personnel will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the global competition among numerous biopharmaceutical companies for similar personnel, or we may need to offer enhanced compensation packages to retain such personnel in the face of intense global competition. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a public company, which may require us to recruit more management personnel. Furthermore, as we are a clinical-stage biopharmaceutical company with a limited operating history and no history of commercializing pharmaceutical products, we may face additional challenges in recruiting and retaining qualified personnel in key commercial functions, including sales, marketing and regulatory affairs personnel, due to global competition and we may encounter resource constraints in hiring these personnel.

Competition for skilled personnel is intense globally, particularly in the biotechnology industry. We face global competition for personnel from other companies, universities, public and private research institutions and other organizations. This global competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the intense global competition among numerous biotechnology and biopharmaceutical companies for similar personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

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

As of December 31, 2025, our research and development team has expanded to 23 employees, among which 10 employees are responsible for our clinical operations. We now only occasionally consult with a few employees of the parent company of our largest shareholder, Lin Bioscience International Ltd. to advise on some of the clinical operations of our Company. In order to execute our business plans, we expect that we will need to significantly increase the number of our employees and consultants and the scope of our operations, particularly in the areas of research and development, regulatory affairs and business development. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business.

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

We lease properties for our offices and laboratories. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for more details of our leased properties. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business or whether our studies are conducted. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or may be susceptible to potential wars or terrorist attacks, or public health threats and epidemics. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism, or public health threats, may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

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

We have adopted the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, and the 2022 Performance Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We have terminated the authority to grant additional awards under the 2020 Share Incentive Plan and all future awards will be granted under the 2022 Performance Incentive Plan. As of the Latest Practicable Date, options to purchase a total of 1,476,539 and 4,676,171 ordinary shares have been granted and were outstanding under the 2020 Share Incentive Plan and the 2022 Performance Incentive Plan. As of the Latest Practicable Date, 158,466 restricted stock units award has been granted and was outstanding under the 2022 Performance Incentive Plan. See “Item 6. Directors, Senior Management and Employees—Compensation—Share Incentive Plans”.

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

We may be restricted from transferring our scientific data out of the PRC.

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

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, our drug raw materials for our manufacturing activities are supplied by one supplier. We believe our supplier has sufficient capacity to meet our demands for drug materials. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted or if the costs of such drug materials were to significantly increase, our business would be materially harmed.

We will rely on third parties to manufacture clinical and commercial supplies of tinlarebant and other product candidates and future products.

We do not own or operate facilities for drug manufacturing, testing, storage or distribution. We expect to rely on third-party contractors for the manufacture of our product candidates and related raw materials for future preclinical and clinical development, as well as for commercial manufacture of our products once regulatory and marketing approvals have been obtained. We have entered into arrangements with certain third-party contract manufacturing organizations, or CMOs for our development of tinlarebant or other product candidates, and we expect to enter into arrangement with additional CMOs as part of our preparation of commercialization for tinlarebant.

We are entirely dependent on our third-party CMOs for compliance with cGMP for manufacture of both active drug substances and finished drug products. If our third-party CMOs cannot successfully manufacture active drug substances and finished drug product that conform to our specifications and the strict regulatory requirements of the FDA and comparable foreign regulatory authorities, we will not be able to secure or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our third-party CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates and future products, or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our timelines and ability to develop, obtain regulatory approval for, or market of our product candidates and the commercial manufacture of our future products, if approved.

The facilities used by our third-party CMOs to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA for any of our product candidates. We also expect to rely on our third-party CMOs to supply us with sufficient quantities of our future products to be used, if approved, for commercialization.

Our reliance on our third-party CMOs entails risks to which we would not be subject if we manufactured our product candidates or future products ourselves, including:

●	inability to meet our product specifications and quality requirements consistently;
●	delay or inability to procure or expand sufficient manufacturing capacity;

●	issues related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	our third-party CMOs may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;
●	our third-party CMOs may fail to comply with cGMP and other inspections by the FDA or comparable foreign regulatory authorities;
●	our inability to negotiate manufacturing agreements with third-party CMOs under commercially reasonable terms, if at all;
●	breach, termination or nonrenewal of manufacturing agreements with our third-party CMOs in a manner or at a time that is costly or damaging to us;
●	reliance on single sources for drug components;
●	potential supply chain concentration if the agreements with our third-party CMOs require any purchase commitment from us;
●	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;
●	our third-party CMOs may not devote sufficient resources to our product candidates;
●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party CMOs in the manufacturing process for our product candidates and future products;
●	operations of our third-party CMOs or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier, or any force majeure events under the agreements with our third-party CMOs; and
●	carrier disruptions or increased costs that are beyond our control.

Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or impact our ability to successfully commercialize our product candidates and future products, if approved. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

Certain of our clinical supplies may be manufactured by our third-party CMOs outside of the U.S. The current administration has recently imposed significant “reciprocal” tariffs in imports from other countries, which have prompted retaliatory measures from several countries and which may further escalate. The imposition of tariffs by the U.S. and any retaliatory trade measures taken in response by other countries could impose additional costs on our clinical and commercial supplies, which could adversely affect the development of our product candidates and future products, and our business operations.

For any manufacturing activities conducted by our third-party CMOs in China, we face increased risks of supply disruptions and higher costs in the event of changes in the policies of the U.S. or Chinese governments, political unrest or unstable economic conditions including sanctions on China or any of our China-based suppliers or as a result of the escalation of tariffs or other trade restrictions. Our manufacturing costs could also increase as a result of future appreciation of the local currency in China or increased labor costs if the demand for skilled laborers increases and/or the availability of skilled labor declines in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the recently enacted BIOSECURE Act targets U.S. government contracts, grants, and loans for entities that use equipment and services from certain named Chinese biotechnology companies and authorizes the U.S. government to include additional Chinese biotechnology companies of concern. It would have the potential to severely restrict the ability of companies to work with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. Such disruption could adversely affect the development of our product candidates and future products, and our business operations.

If we seek to establish collaborations and are not able to establish them on commercially reasonable terms or if we elect to fund and undertake development or commercialization activities on our own and are not able to obtain additional expertise and additional capital on acceptable terms or at all, we may have to alter our development and commercialization plans.

If we form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop, these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. In addition, if we seek to establish collaboration, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic collaboration or other alternative arrangements for our product candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. We may intend to commercialize our products independently, while we have no history of commercializing pharmaceutical products. If and when we collaborate with a third party for the development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party.

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

If we seek to establish collaboration and are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product sales revenue, which would harm our business, financial condition, results of operations and prospects.

If we elect to commercialize our pipeline product through collaborations, such arrangements are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we elect to commercialize our pipeline product through collaborations, any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Risks Related to Our ADSs

As a result of our largest shareholder, Lin Bioscience International Ltd.’s significant share ownership position in the Company, Lin Bioscience International Ltd. is able to influence corporate matters and a conflict of interest may arise between our largest shareholder and us. In addition, a change of control in Lin Bioscience International Ltd., may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of the Latest Practicable Date, our largest shareholder, Lin Bioscience International Ltd., beneficially owned approximately 42.8% of our outstanding ordinary shares (including ordinary shares represented by ADSs). As a result of significant share ownership position in our Company, our largest shareholder could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions, strategic collaborations or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and reducing the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

Conflicts of interest may arise between our largest shareholder and us in a number of areas relating to our ongoing relationships. Our financial contribution to our largest shareholder was not material during the periods presented in this Annual Report, and our largest shareholder may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. Our largest shareholder’s decisions with respect to us or our business may favor our largest shareholder, which may not necessarily be aligned with our interests and the interests of our other shareholders. Our largest shareholder may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with our largest shareholder. Although we are a stand-alone public company and have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions including those between our largest shareholder and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. In addition, a change of control at Lin Bioscience International Ltd., including through an acquisition or otherwise, or any change in the circumstances underlying the determination that Lin Bioscience International Ltd. no longer holds a significant ownership position in our Company, or any combination of these events may result in a change of control of our Company or of our Board of Directors or our management. Any such developments could disrupt our strategic direction, governance, and operations, potentially impair our ability to execute our business plan, maintain key relationships, or access capital on favorable terms, which as a result, may have a material adverse effect on our business, financial condition and results of operations.

The market price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs ranged from US$8.87 to US$190.30 per ADS since the listing of ADS on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including as a result of short selling by institutional and retail investors. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchased your ADSs and you may lose some or all of your investment.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific business reasons, including, but not limited to:

●	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;
●	regulatory developments affecting us, our patients, our customers, our suppliers or our competitors, including adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;
●	the results of our testing and clinical trials;
●	the results of our efforts to research and develop additional product candidates or otherwise acquire or license additional product candidates;
●	entering into out-licensing or collaborations and any subsequent changes in the terms or structure of these licenses or collaborations;
●	appointments of key vendors, including CMOs;
●	variations in the level of expenses related to our existing drugs and product candidates or preclinical, clinical development and commercialization programs;
●	any litigation or administrative proceedings in which we may become involved, including any intellectual property infringement actions;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	actual or anticipated fluctuations in our revenue, operating expenses and profitability, and any other variations in our results of operations;
●	manufacture, supply or distribution shortages;
●	announcements about our results of operations that are not in line with analyst expectations;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;
●	changes in financial estimates by securities research analysts;
●	media reports, whether or not true, about our business, our competitors or our industry;
●	additions to or departures of our management;
●	foreign exchange fluctuations;
●	release or expiration of lock-up (as applicable) or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;
●	general economic and market conditions and overall fluctuations in the U.S. equity markets;
●	changes in accounting principles;
●	changes or developments in the United States, the United Kingdom, Australia, Taiwan, PRC or global regulatory environment;
●	unacceptable toxicity findings in animals or humans;
●	lack of efficacy in human trials;

●	announcements of technological innovations by us and our competitors;
●	new products introduced or announced by us or our competitors;
●	changes in financial estimates by securities analysts;
●	actual or anticipated variations in operating results;
●	expiration or termination of licenses, research contracts or other collaboration agreements;
●	conditions or trends in the regulatory climate in the biotechnology and pharmaceutical industries;
●	changes in the market values of similar companies;
●	the liquidity of any market for our securities; and
●	additional sales by us of our securities.

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in the United States, EU, or globally, could impact our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse effects on our business or results of operations. These broad market and industry factors may materially affect the market price of the ADSs regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 24,077,373 ADSs (equivalent to 24,077,373 ordinary shares) outstanding as of the Latest Practicable Date. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” and signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholder continues to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholder continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. We would lose our foreign private issuer status if, for example, as of the applicable determination date, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on June 30, 2026, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2027, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not otherwise incur as a foreign private issuer.

In addition, on June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility, inviting public comment on potential amendments to the definition of “foreign private issuer.” The Concept Release highlights six possible approaches to amending the foreign private issuer definition, including updating the existing eligibility requirements, adding a non-U.S. trading volume requirement, adding a “Major Foreign Exchange” listing requirement, requiring that each foreign private issuer be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. If the SEC adopts rules amending the definition of “foreign private issuer” to include requirements that we may not currently comply with, such as a minimum non-U.S. trading volume requirement or major foreign exchange requirement, or if the SEC amends the definition based on a determination that the Cayman Islands does not have applicable regulations and oversight sufficient to protect U.S. investors, we may lose our status as a foreign private issuer.

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

Based on our gross income and the value of our gross assets (including goodwill) and the manner in which we conduct our business, we believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and we expect that we will continue to be a PFIC for the current taxable year.

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

U.S. investors will be subject to adverse U.S. federal income tax consequences for any taxable year we are treated as a PFIC (regardless of whether we continue to be a PFIC in future years), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements unless they make one of the elections described below under “Item 10. Additional Information—United States Federal Income Tax Considerations—Passive Foreign Investment Company” (if available) in a timely manner.

Because we believe we were a PFIC for 2025 and expect to continue to be treated as such in the current taxable year, we expect to provide information necessary for our shareholders to make a qualified electing fund election (“QEF Election”) with respect to us for the current taxable year on our website (https://belitebio.com/). A U.S. investor that makes a QEF Election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make any distributions. We will endeavor to provide to you, for each taxable year that we are or may be a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF Election with respect to us. Alternatively, a U.S. investor may be able to make a mark-to-market election, assuming that our shares constitute “marketable” securities under the Code, which generally avoids the adverse consequences of PFIC status discussed above, but would require a U.S. investor to annually report as ordinary income any increase in value of our shares during the year (as well as generally allowing deductions for any decrease in the value of our shares).

Further, for any year we are determined to be a PFIC, U.S. investors will generally be treated as owning a proportionate amount (by value) of shares owned by us in any of our direct or indirect subsidiaries that are also PFICs, each a lower-tier PFIC, and will be subject to similar adverse rules with respect to distributions that we receive from, or dispositions that we make of, such lower-tier PFICs, in each case as if such U.S. investor held such shares directly (even if such U.S. investor does not receive the proceeds of such distributions or dispositions directly). We will endeavor to cause any lower-tier PFIC to provide to a U.S. investor the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. However, there can be no assurance we will have timely knowledge of the status of any such lower-tier PFIC.

U.S. investors should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our ADSs or ordinary shares including the availability and the advisability of making a QEF Election or a mark-to-market election with respect to us, and the application of the PFIC rules to any of our subsidiaries. See “Item 10. Additional Information—United States Federal Income Tax Considerations — Passive Foreign Investment Company” for further information.

We no longer qualify as an “emerging growth company” and, as a result, we are no longer able to avail ourselves of certain reduced reporting requirements applicable to emerging growth companies.

As of June 30, 2025, the market value of the ADSs held by non-affiliates exceeded US$700.0 million. As a result, as of December 31, 2025, we are a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we no longer qualify as an “emerging growth company” and we are no longer able to avail ourselves of certain reduced reporting requirements applicable to emerging growth companies. As a result, we are subject to more extensive disclosure and reporting requirements, which could increase our compliance costs and divert management’s attention from our business. For instance, we are now required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. These additional requirements could be costly and time-consuming, and could adversely affect our business, financial condition, and results of operations.

We incur increased costs as a public company, and will incur further increased costs particularly now that we no longer qualify as an “emerging growth company.”

As a public company in the United States, we incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company” that may take advantage of specified reduced reporting and other requirements, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopted additional policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

In June 2016, Lin BioScience, Inc., a public company in Taiwan (stock code: 6696.TW), which is the parent company of our largest shareholder, Lin Bioscience International Ltd., established Belite Bio Holdings Corp. (formerly known as Lin BioScience Holdings Corporation) and Belite Bio, LLC (formerly known as Lin BioScience, LLC), in Delaware. Belite Bio Holdings Corp. is an intermediate holding company and owns 100% equity interests in Belite Bio, LLC, which is mainly engaged in research and development of tinlarebant (a/k/a LBS-008) and LBS-009.

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

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027. The Representative’s Warrants are also exercisable on a cashless basis.

In June 2023, we completed a follow-on offering of (i) 2,000,000 ADSs, each representing one ordinary share of our Company, par value $0.0001 per share, for an aggregate proceeds of US$30 million and (ii) warrants to purchase 2,000,000 ordinary shares of our Company, with an exercise period of five year at an exercise price of US$18.00 per share.

On June 16, 2023, we entered into a Sales Agreement with SVB Securities LLC (now known as Leerink Partners LLC) and Cantor Fitzgerald & Co. (collectively, the “Sales Agents”) in connection with the offer and sale from time to time through an “at-the-market offering” (ATM) program, with SVB Securities LLC and Cantor Fitzgerald & Co. as sales agents, ordinary shares of our Company represented by ADSs of an aggregate offering price up to US$100 million. The Sales Agreement provided for the Company to pay SVB Securities LLC and Cantor Fitzgerald & Co. a commission of 3.0% of the aggregate gross proceeds from each sale of ADSs occurring pursuant to the Sales Agreement. The offer and sale of ADSs in the ATM offering were made pursuant to the Company’s shelf registration statement on Form F-3 that was declared effective by the SEC on May 30, 2023, the base prospectus contained therein dated May 30, 2023, and a prospectus supplement related to the ATM offering dated June 16, 2023. We sold 1,209,562 ADSs through the ATM program and received net proceeds from such sales of US$72.6 million as of December 31, 2025.

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

On August 6, 2025, we entered into a securities purchase agreement (the “2025 August Securities Purchase Agreement”) with an institutional investor, relating to the registered direct offering of 230,770 ADSs, each representing one ordinary share, and warrants to purchase 230,770 ordinary shares represented by ADSs, at a price of $65.00 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $65.00 per ADS. The registered direct offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-284521), which was filed on January 27, 2025, the base prospectus contained therein dated January 27, 2025, and a prospectus supplement related to the registered direct offering dated August 6, 2025.

On September 8, 2025, we entered into certain securities purchase agreements (“2025 September Securities Purchase Agreements”) for a private placement in public equity financing with leading healthcare investors for the purchase and sale of 1,953,124 ordinary shares, and warrants to purchase 1,953,124 ordinary shares, at a purchase price of $64.00 per ordinary share and accompanying warrant. Each warrant will be immediately exercisable, expire two years from the date of issuance and have an exercise price of $76.80 per ordinary share.

In September 2025, Belite Bio (HK) Limited established Belite Bio (Swiss) AG as a wholly-owned subsidiary in Switzerland.

In November 2025, Belite Bio (Swiss) AG established Belite Bio Japan Inc. as a wholly-owned subsidiary in Japan.

In December 2025, we completed an underwritten follow-on offering of 2,272,727 ADSs, each representing one ordinary share, at a public offering price of $154.00 per ADS and for an aggregate proceeds of approximately US$350.0 million, with a 30-day option for the underwriters to purchase up to 340,909 additional ADSs at the public offering price. As of the Latest Practicable Date, the underwriters have exercised their option in full.

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

To support the clinical development of tinlarebant in STGD1, following completion of the Phase 1 studies, an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 subjects was initiated in Australia and Taiwan. The study design included two portions: the Phase 1b portion was a 1-month dose finding study which enrolled 11 adolescent STGD1 subjects; the Phase 2 portion was a 24 month extension of the Phase 1b portion in which the 11 STGD1 subjects completing in Phase 1b were enrolled. Two additional adolescent STGD1 subjects were also enrolled, giving a total of 13 adolescent STGD1 subjects for the Phase 2 portion. The PD data from the Phase 1b portion revealed that during repeated daily dosing, tinlarebant can achieve a sustained mean RBP4 reduction of over 70%, relative to baseline values. A total of 12 subjects completed the Phase 2 portion of the study (1 subject was lost to follow up at Month 12). The 24-month data continued to support tinlarebant’s safety profile and showed no incidence of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) in 5 of 12 subjects. In the 7 subjects showing DDAF lesion growth, the growth rate was significantly reduced when compared to historical control data obtained from adolescent STGD1 patients who participated in a 24-month natural history study known as ‘ProgStar.’ See “—Phase 1b/2 Clinical Trial in STGD1” below for more information.

Based on data from the Phase 1b/2 study, a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients aged 12 to 20 years was initiated. This study, which was a global, multi-center, randomized, double masked, placebo-controlled study designed to evaluate the safety and efficacy of tinlarebant in the treatment of adolescent STGD1 patients, has an enrollment of 104 subjects.

In December 2025, we announced the top-line results of the Phase 3 DRAGON trial. We expect to submit an NDA to the FDA in the second quarter of 2026. The primary endpoint in the DRAGON trial was the difference in annualized aggregate lesion growth rates (detected as DDAF) between the tinlarebant and placebo groups over the 2-year treatment period. Lesion growth rates were analyzed using a mixed model for repeated measures (MMRM) and a pre-specified unstructured covariance matrix. As shown in the figure below, there was a progressive separation of the lesion growth trajectories throughout the treatment period in which the tinlarebant group showed reduced lesion growth at every measured timepoint compared to placebo.

Statistical analysis revealed a 35.7% reduction in the annualized macular lesion growth rate in the tinlarebant group compared to placebo. This treatment effect was determined to be highly statistically significant (p=0.0033) signifying achievement of the primary endpoint. A post-hoc analysis performed using MMRM with an autoregressive covariance matrix produced a more profound statistical significance in tinlarebant group (p <0.0001).

Tinlarebant (5 mg orally, daily) was well tolerated in STGD1 patients aged 12 to 20 years old. There were no study drug discontinuations due to non-ocular adverse events and four were related to the treatment-related ocular adverse events. Xanthopsia and delayed dark adaptation were the most common drug related ocular adverse events. The majority of adverse effects of xanthopsia, delayed dark adaptation, and night vision impairment were reported as mild, and most resolved during the trial. Headaches were the most commonly reported treatment-related non-ocular adverse events.

In addition to the completed Phase 3 DRAGON clinical trial, we are conducting a clinical trial of tinlarebant in STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of tinlarebant. We have completed the Phase 1b portion of DRAGON II, and have completed the enrollment of the Phase 2/3 portion of the trial with a total of 73 subjects, including 15 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan. See “—Phase 3 Clinical Trial in STGD1” below for more information.

To support the clinical development of tinlarebant in GA, in addition to the foregoing Phase 1 trials completed as of mid-2020, we have also completed a Phase 1b dose-finding trial in aged healthy adults to determine the appropriate dose for subjects with similar age and body mass index as GA patients. This trial was an open-label, parallel, single-dose, clinical trial designed to evaluate the PK and PD of tinlarebant in healthy subjects aged between 50 to 85. We identified a dose that we believe produces the desired PD effect against RBP4.

Following the IND amendment submitted to FDA in January 2023, we randomized the first subject in a Phase 3 trial, named “PHOENIX”, in July 2023. PHOENIX is a global, multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of tinlarebant in patients with GA associated with dry AMD. The trial has commenced in the U.S., the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. As of the Latest Practicable Date, we have completed patient enrollment with a total of 530 subjects for this trial. See “—Phase 3 Clinical Trial in Geographic Atrophy” below for more information.

STGD1 is a rare monogenic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A or by-products known as bisretinoids and cellular debris, or lipofuscin, which precedes the death of retinal tissue and loss of vision. Although an orphan disease, STGD1 is the most common juvenile macular dystrophy. Dry AMD is a heterogenous condition that arises from a complex interplay between age, genetics and environmental factors, such as diet and smoking, but has a pathology and course of disease that strongly resembles that of STGD1, particularly in intermediate and advanced stages. Currently, there are no FDA approved treatments for STGD1, and no FDA approved orally administered treatments for GA. Therefore, if approved, tinlarebant would be a novel oral therapeutic addressing an unmet medical need in both STGD1 and GA.

In May 2025, the FDA granted Breakthrough Therapy Designation for tinlarebant for the treatment of STGD1.

In February 2024, tinlarebant received Orphan Drug Designation in Japan. In addition, in June 2024, tinlarebant received Sakigake (Pioneer Drug) Designation by the Ministry of Health, Labour and Welfare in Japan (MHLW) for the treatment of STGD1. Sakigake designation was established by MHLW to accelerate drug approval process in Japan for innovative drugs with prominent effectiveness targeting serious diseases, in order to make them available to patients in Japan ahead of the rest of the world, by providing (a) prioritized consultation, (b) pre-application consultation, (c) prioritized review, (d) assignment of a review partner, and (e) extension of re-examination period.

In May 2022, tinlarebant received Fast Track designation for the treatment of STGD1 in the United States.

In September 2017, tinlarebant received orphan drug designation for the treatment of STGD1 in the United States, which entitles it to market exclusivity such that the U.S. Food and Drug Administration, or FDA, may not approve any other applications for a product for the same indication for 7 years, except in very limited circumstances. See “—Regulations — U.S. Regulation — NDA Submission and Review — Orphan Drug Designation and Exclusivity” for more information. Tinlarebant has also received orphan designation for the treatment of STGD1 in Europe, which entitles it to a 10-year period of market exclusivity, which may be reduced in certain circumstances. During this market exclusivity period, neither the European Medicines Agency, or EMA, nor the European Commission or member states can accept an application for, or grant a marketing authorization for, a “similar medicinal product.” See “—Regulations — European Regulation —  Orphan Designation and Exclusivity” for more information. Additionally, tinlarebant received orphan drug designation for the treatment of STGD1 in Japan in February 2024. This entitles it for up to a 10-year re-examination period, which works similarly as to a market exclusivity period for an existing drug. See “—Regulations — Japan Regulation —  Orphan Drug Designation” for more information.

In addition, tinlarebant has received rare pediatric disease designation in the United States and may be eligible for a priority review voucher. A priority review voucher may be awarded to a sponsor if it develops a drug for a rare pediatric disease and the drug is approved. The priority review voucher allows the sponsor of a subsequent NDA or Biologic License Application for any product candidate to expedite the FDA’s review goal from 6 months to 10 months. The priority review voucher may be sold to other companies that seek to expedite drug reviews. See “—Regulations — U.S. Regulation — NDA Submission and Review — Rare Pediatric Disease Designation and Priority Review Vouchers” for more information. In the last three years, priority review vouchers have sold in a medium price of approximately US$139 million. In the event that we or a sublicensee chooses to sell a priority review voucher, we or such sublicensee would be obligated to pay Columbia University a percentage of revenue in the low double-digits that we or such sublicensee receives from any such sale pursuant to the Columbia License Agreement. In the event that we or a sublicensee does not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. See “ —  Intellectual Property — Patents — Patent License Agreement with The Trustees of Columbia University in the City of New York” for more information.

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

Currently, there are no FDA approved treatments for STGD1, and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the date of this Annual Report, we understand that the tinlarebant Phase 3 STGD1 clinical study is the only completed Phase 3 clinical trial for STGD1, with one other company currently conducting an ongoing Phase 3 clinical trial for STGD1. In GA, there are five other companies advancing treatments, with three companies currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

We completed the Phase 2 portion of this study and we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data continued to demonstrate tinlarebant’s safety profile and show a sustained reduced DDAF lesion growth compared to natural history data from ProgStar participants over the two-year treatment period. Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of tinlarebant treatment. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18) were included in the analysis due to one subject having ungradable screening FAF data

1. Strauss RW, Ho A, Muñoz B, et al. ProgStar Report No. 1. Ophthalmology. 2016;123(4):817-28.

2. Strauss RW, Muñoz B, Ho A, et al. ProgStar Report No. 9. JAMA Ophthalmol. 2017; 135(11):1232-1241.

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we have initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients aged 12 to 20 years. This study, which was a global, multi-center, randomized, double-masked, placebo-controlled study to evaluate the safety and efficacy of tinlarebant in the treatment of adolescent STGD1 patients, had an enrollment of 104 subjects.

In December 2025, we announced the top-line results of the Phase 3 DRAGON trial. We expect to submit an NDA to the FDA in the second quarter of 2026. The primary endpoint in the DRAGON trial was the difference in annualized aggregate lesion (DDAF) growth rates between the tinlarebant and placebo groups over the 2-year treatment period. Lesion growth rates were analyzed using a mixed model for repeated measures (MMRM) and a pre-specified unstructured covariance matrix. As shown in the figure below, there was a progressive separation of the lesion growth trajectories throughout the treatment period in which the tinlarebant group showed reduced lesion growth at every measured timepoint compared to placebo.

Statistical analysis revealed a 35.7% reduction in the annualized macular lesion growth rate in the tinlarebant group compared to placebo. This treatment effect was determined to be highly statistically significant (p=0.0033) signifying achievement of the primary endpoint. A post-hoc analysis performed using MMRM with an autoregressive covariance matrix produced a more profound statistical significance in tinlarebant group (p <0.0001).

Tinlarebant (5 mg orally, daily) was well tolerated in STGD1 patients aged 12 to 20 years old. There were no study drug discontinuations due to non-ocular adverse events and four were related to the treatment-related ocular adverse events. Xanthopsia and delayed dark adaptation were the most common drug related ocular adverse events. The majority of adverse effects of xanthopsia, delayed dark adaptation, and night vision impairment were reported as mild, and most resolved during the trial. Headaches were the most commonly reported treatment-related non-ocular adverse events.

In addition to the completed Phase 3 DRAGON clinical trial, we are conducting a clinical trial of tinlarebant in STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of tinlarebant. We have completed the Phase 1b portion of DRAGON II, and have completed the enrollment of the Phase 2/3 portion of the trial with a total of 73 subjects, including 15 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

AMD is an age-related form of macular degeneration. The most commonly used classification system for AMD is the Age-Related Eye Disease Study, or AREDS, classification system, which designates the following categories:

●	Category 1 is designated as “No AMD” although there may be a few small (<63µm in diameter) yellowish subretinal deposits (i.e., drusen beneath the retina).
●	Category 2 is designated as “Early AMD” and is characterized by multiple small drusen (<63µm in diameter), a few intermediate drusen (63-124µm in diameter), and abnormalities of the retinal pigment epithelium, or RPE, a monolayer of epithelial cells that lies beneath the retina and provides trophic and metabolic support to photoreceptor cells of the retina.
●	Category 3 is designated as “Intermediate AMD” where there is extensive intermediate drusen, large drusen (>125µm in diameter), and/or non-center involving GA (i.e., localized atrophy of the retina), and increased lipofuscin in the RPE.
●	Category 4 is designated as “Advanced AMD” and is characterized by GA or neovascular maculopathy (i.e., ‘wet’ AMD).

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

Disease progression in early dry AMD is very slow. The American Optometric Association reports that most people move through the process from diagnosis to legal blindness in about 10 years. Therefore, investigational therapies have been directed at the treatment of intermediate and advanced stages of dry AMD, which progress more rapidly than earlier stages. Unlike STGD1, dry AMD is believed to have a very heterogenous etiology, and various therapeutic approaches have been explored to slow disease progression in dry AMD. An important feature of advanced dry AMD, is the aberrant and excessive accumulation of lipofuscin and bisretinoid toxins, similar to STGD1. In these stages of dry AMD, retinal lesions (i.e., GA), in the majority of cases, are bordered on all sides by an annulus of autofluorescence which expands in a centrifugal manner followed by lesion expansion into the autofluorescent area. In vivo analyses of the autofluorescent area in advanced dry AMD eyes revealed an excitation maxima and fluorescence emission that is consistent with the spectral properties of bisretinoid toxins. Thus, the clinical presentation and biochemical features of advanced dry AMD suggest that a therapy directed at reducing the level of bisretinoid toxins may be effective to slow disease progression.

Phase 3 Clinical Trial in Geographic Atrophy

Following the IND amendment submitted to FDA in January 2023, we randomized the first subject in a Phase 3 trial, named “PHOENIX”, in July 2023. PHOENIX is a global, multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of tinlarebant in patients with GA associated with dry AMD. The trial has commenced in the U.S., the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. As of the Latest Practicable Date, we have completed patient enrollment with a total of 530 subjects for this trial. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations”.

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

The following table summarizes key information about our clinical program for tinlarebant:

Indication	Clinical Trials	Trial Participants	Estimated Timeline
STGD1	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Adolescent patients with STGD1	Completed
	Phase 2 trial	Adolescent patients with STGD1	Completed
	Phase 3 trial (DRAGON and DRAGON II)	Adolescent patients with STGD1	Completed for DRAGON Ongoing for DRAGON II
GA	Phase 1 single and multiple ascending dose trial	Healthy adult subjects	Completed
	Phase 1b trial	Healthy adult subjects	Completed
	Phase 3 trial (PHOENIX)	Patients with GA associated with dry AMD	Ongoing

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

Stargardt Disease

Background

Autosomal recessive STGD1 is a rare monogenic juvenile-onset macular dystrophy that is characterized by the aberrant and excessive accumulation of toxic vitamin A by-products and cellular debris which precedes the death of retinal tissue and loss of vision. STGD1 is the most common inherited retinal dystrophy, with an average prevalence rate of approximately 1:8,800 based on a weighted population proportion calculation. The estimated patient population is approximately 53,000 in the United States and approximately 109,000 in China. The disease is typically diagnosed at a young age, often starting during childhood or adolescence, and is characterized by lesions within retinal tissue which cause severe and irreversible loss of visual acuity gradually leading to legally defined blindness at a very young age. Older age at onset (>20 years of age) is associated with slower disease progression. There are no FDA-approved treatments for STGD1.

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

Clinical Development

In September 2025, we completed the last subject visit in the Phase 3 clinical trial of tinlarebant named “DRAGON” in adolescent STGD1 patients from the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia. Previously, we completed two Phase 1 clinical trials of tinlarebant in healthy adult subjects in mid-2020, a Phase 1b clinical trials of tinlarebant in adolescent STGD1 subjects in late 2021, and a Phase 2 clinical trial of tinlarebant in adolescent STGD1 subjects in late 2023. In addition, to facilitate future NDA applications in Japan, we have completed the Phase 1b PK/PD portion and are conducting a Phase 2/3 clinical trial of tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”).

Phase 3 Clinical Trial in STGD1

Based on data from the Phase 1b/2 study, we initiated a Phase 3 clinical trial named “DRAGON” in adolescent STGD1 patients aged 12 to 20 years. This study, which was a global, multi-center, randomized, double-masked, placebo-controlled study to evaluate the safety and efficacy of tinlarebant in the treatment of adolescent STGD1 patients, has an enrollment of 104 subjects.

On February 26, 2025, the DSMB conducted a pre-specified interim analysis of the DRAGON trial which included an adaptive sample size re-estimation that would determine the need for an increase in sample size in order to enhance power. The interim analysis was performed after all subjects completed the one-year assessment. Following the interim analysis, the DSMB recommended the trial proceed without any modifications, which indicates that a sample size increase is not warranted. In addition, the DSMB recommended to submit the data for further regulatory review for drug approval. According to the DSMB, tinlarebant is well-tolerated and the safety profile remains consistent with previously observed data and the mechanism of action for tinlarebant. In addition, visual acuity was stabilized in the majority of subjects, with mean change from baseline of less than three letters under both standard and low luminance, throughout the two-year study. In May 2025, the FDA granted Breakthrough Therapy Designation for tinlarebant in the treatment of STGD1.

In September 2025, we completed the last subject visit in the Phase 3 DRAGON trial. In December 2025, we announced the top-line results of the Phase 3 DRAGON trial. We expect to submit an NDA to the FDA in the second quarter of 2026. The primary endpoint in the DRAGON trial was the difference in annualized aggregate lesion (DDAF) growth rates between the tinlarebant and placebo groups over the 2-year treatment period. Lesion growth rates were analyzed using a mixed model for repeated measures (MMRM) and a pre-specified unstructured covariance matrix. As shown in the figure below, there was a progressive separation of the lesion growth trajectories throughout the treatment period in which the tinlarebant group showed reduced lesion growth at every measured timepoint compared to placebo.

Statistical analysis revealed a 35.7% reduction in the annualized macular lesion growth rate in the tinlarebant group compared to placebo. This treatment effect was determined to be highly statistically significant (p=0.0033) signifying achievement of the primary endpoint. A post-hoc analysis performed using MMRM with an autoregressive covariance matrix produced a more profound statistical significance in tinlarebant group (p <0.0001). Additionally, tinlarebant achieved a reduction in RBP4 levels by a mean of approximately 80% relative to baseline. Mean RBP4 levels returned to 84% of baseline one to three months following drug cessation, and recovery of RBP4 concentration correlated well with the decreased tinlarebant exposure.

Tinlarebant (5 mg orally, daily) was well tolerated in STGD1 patients aged 12 to 20 years old. There were no study drug discontinuations due to non-ocular adverse events and four were related to the treatment-related ocular adverse events. Xanthopsia and delayed dark adaptation were the most common drug related ocular adverse events. The majority of adverse effects of xanthopsia, delayed dark adaptation, and night vision impairment were reported as mild, and most resolved during the trial. Headaches were the most commonly reported treatment-related non-ocular adverse events.

Phase 2/3 Clinical Trial in STGD1

In addition to the completed Phase 3 DRAGON clinical trial, we are conducting a clinical trial of tinlarebant in STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of tinlarebant. We have completed the Phase 1b portion of DRAGON II, and have completed the enrollment of the Phase 2/3 portion of the trial with a total of 73 subjects, including 15 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan.

Phase 1b/2 Clinical Trial in STGD1

We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan and have completed the trial. The study design includes two portions: Phase 1b and Phase 2. We have completed the Phase 1b portion of this study in 11 adolescent STGD1 subjects which has extended into a two-year, Phase 2 study with 13 adolescent STGD1 subjects in Australia and Taiwan. As of the Latest Practicable Date, data is available for the 11 subjects who have completed the Phase 1b portion and for the 12 subjects who have completed the 24-month of treatment.

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

We completed the Phase 2 portion of this study and we have obtained 24-month treatment data for a total of 12 subjects as of the Latest Practicable Date. The final 24-month data of the Phase 2 trial continued to demonstrate tinlarebant’s safety profile, and show a sustained reduced DDAF lesion growth compared to natural history data from adolescent STGD1 patients who participated in a 24-month natural history study known as “ProgStar.” Retinal imaging showed that 5 of 12 subjects remained free of atrophic retinal lesions (referred to as definitely decreased autofluorescence or DDAF) after 24 months of tinlarebant treatment. In the 7 subjects showing DDAF lesion growth, the growth rate was significantly reduced when compared to historical control data obtained from ProgStar participants. Visual acuity was stabilized in majority of subjects during the study with a mean loss of five letters following 24 months of treatment (a loss of <10 letters is not considered clinically significant). It is notable that a comparison of the 24-month DDAF lesion growth between tinlarebant-treated subjects and ProgStar participants possessing similar baseline characteristics (aged ≤18 years) showed a sustained lower DDAF lesion growth in tinlarebant-treated subjects over the 24-month treatment period (p<0.001).

Note:

* Only 50 patients from ProgStar Cohort (aged ≤18) were included in the analysis due to one subject having ungradable screening FAF data

1. Strauss RW, Ho A, Muñoz B, et al. ProgStar Report No. 1. Ophthalmology. 2016;123(4):817-28.

2. Strauss RW, Muñoz B, Ho A, et al. ProgStar Report No. 9. JAMA Ophthalmol. 2017; 135(11):1232-1241.

Phase 1b/2 Safety Results

Adverse events reported during the Phase 1b study were consistent with tinlarebant’s mechanism of action and included delayed dark adaptation (DDA) and transient chromatopsia in 7 of 11 subjects (or 63.6%), which were all graded as mild. It is notable that the majority of DDA cases required confirmation by laboratory measure (dark adaptometry) as many subjects were asymptomatic. The findings of DDA, xanthopsia, and other visual changes were monitored and determined to be reversible. In addition, there were no clinically significant findings related to vital signs, physical exams, or electrocardiograms. There were no deaths nor serious adverse events reported and no adverse events that required discontinuation of tinlarebant.

The 24-month safety results of the Phase 2 study showed that ocular adverse events that were considered related to tinlarebant were reported in 12 of 13 subjects (or 92.3%). The most common ocular treatment-related adverse events included xanthopsia/chromatopsia (8 of 13 subjects, or 61.5%) and delayed dark adaptation (7 of 13 subjects, or 53.8%). No deaths nor serious or severe adverse events were reported. In addition, there were no clinically significant findings related to vital signs, physical exams, or electrocardiograms.

Frequency
Treatment-Related Adverse Events	Severity	(#Subjects)
Xanthopsia/Chromatopsia	Mild	8/13
Delayed Dark Adaptation (DDA)	Mild	7/13
Delayed light adaptation	Mild	1/13
Night Vision Impairment	Mild	1/13
Visual impairment	Mild	1/13
Blepharospasm	Mild	1/13
Headache	Mild	1/13

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

Clinical Development

As of the Latest Practicable Date, we have completed patient enrollment with a total of 530 subjects for our Phase 3 clinical trial named “PHOENIX” in GA subjects.

In January 2023, we completed a Phase 1b dose-finding study in healthy adult subjects in Australia, which was an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of tinlarebant in 15 healthy adult subjects aged between 50 to 85.

Phase 3 Clinical Trial in Geographic Atrophy

We confirmed the clinical trial design of our Phase 3 study in GA patients with the FDA in November 2022. Following the IND amendment submitted to FDA in January 2023, we initiated this Phase 3 study named “PHOENIX”. PHOENIX is a global, multicenter, randomized, double‑masked, placebo-controlled study, designed to evaluate the safety and efficacy of tinlarebant in patients with GA associated with dry AMD.

The PHOENIX trial consists of a screening period, a treatment period of 2 years, and a follow-up period. A total of 530 subjects have been enrolled in this study with a 2:1 randomization (active:placebo). The trial has commenced in the United States, the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. The primary end point in the PHOENIX trial will be based upon the slowing of atrophic lesion growth rate from baseline to month 24, compared to placebo. Safety and tolerability will also be assessed during the clinical study period. An interim analysis is expected to be conducted for the PHOENIX trial. The first subject of this study was enrolled in July 2023. See “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Industry, Business and Operations” for a further discussion of the risks we face in successfully developing and commercializing our product candidate.

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

Manufacturing and Supply

We currently rely on high-quality contract manufacturers to help produce preclinical and clinical supplies for our product candidate. We have assembled a seasoned internal team with deep experience in the field of chemistry to drive and help monitor our CMO processes and any external scale-up manufacturing. Our internal team monitors the manufacturing activities of research and development study material at our contract manufacturers to ensure compliance with local and international cGMP and applicable regulations. The current manufacturing processes have been scaled up to support manufacturing of NDA submission batches. Our primary raw materials include active pharmaceutical ingredients, which may be sourced from multiple suppliers whose prices may be subject to volatility. We have not experienced any material volatility in raw material prices and believe our suppliers have sufficient capacity to meet our demands for raw materials. In addition, we believe that adequate alternative sources for such supplies exist. Notwithstanding the foregoing, we will continue to monitor the potential impact of geopolitical conflicts (such as the ongoing conflict in Iran and the surrounding regions) on our raw material prices and supply chain. We will continue to assess these risks and take such measures as we deem appropriate to mitigate any adverse impact on our supply chain and operations.

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

Patents

We have developed our lead product candidate, tinlarebant (a/k/a LBS-008), based on technology that we have exclusively licensed from the Trustees of Columbia University in the City of New York, or Columbia University, pursuant to a license agreement with Columbia University, as amended, that was assigned to us from Lin Bioscience International Ltd., our largest shareholder. As of the Latest Practicable Date, the intellectual property in-licensed under our license agreement with Columbia University, including co-owned patents and patent applications, includes nine active patent families, which encompasses 24 issued U.S. patents (inclusive of allowed applications) and four pending U.S. patent applications, including original filings, continuations and divisional applications. The families also include numerous foreign counterparts, with claims granted or pending in Europe, China, Japan, South Korea, Australia and elsewhere. These licensed patent rights relate to methods of use, manufacture and compositions of matter and include issued patents with claims that recite a class of compounds directed to covering our lead compound, tinlarebant, and specifically recite tinlarebant. In terms of our key family of composition of matter patents, these include compounds of tinlarebant and LBS-009, and structurally similar derivatives, along with their methods of use in ophthalmic and metabolic indications. These issued patents covering tinlarebant and LBS-009 are expected to expire between 2034 and 2035, absent any patent term extensions.

As of the Latest Practicable Date, we own and co-own eight active patent families, which encompasses six issued U.S. patents (inclusive of allowed applications) and eight pending U.S. patent applications, including provisional filings. These patent families also contain numerous foreign counterparts, with claims pending in Europe, China, South Korea, Australia, Japan, India, Taiwan and elsewhere. These patent rights relate to methods of use, formulations, companion diagnostics, and methods for assessing visual function. Any patents issued from these patent applications are expected to expire between 2038 and 2046, absent any patent term adjustments or extensions.

In-licensed Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
1	Utility – Methods of Use	U.S. Europe Japan	N.A.	11/22/2031	Yes
2	Utility – Methods of Use	U.S.	N.A.	04/30/2033	Yes
3	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional #1 U.S. Divisional #2 U.S. Continuation #1 Europe Europe Divisional Hong Kong	U.S. Continuation #2	03/13/2034	Yes
4	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation #1 U.S. Continuation #2 Europe	N.A.	03/13/2034	Yes
5	Utility – Manufacture and Composition of Matter	U.S. U.S. Divisional	N.A.	03/13/2034	Yes
6	Utility – Manufacture and Composition of Matter	U.S. U.S. Continuation	N.A.	03/13/2034	Yes
7	Utility – Manufacture and Composition of Matter

U.S.

U.S. Continuation #1

U.S. Continuation #2

U.S. Continuation #3

U.S. Continuation #4

U.S. Continuation #5

U.S. Continuation #6

Europe

Europe Divisional #1

Australia

India

Mexico

Japan

Philippines

China

China Divisional Singapore

Indonesia

South Korea

Hong Kong

Canada

Brazil

New Zealand

			U.S. Continuation #7 Europe Divisional #2 Hong Kong Divisional Malaysia Thailand	04/29/2035	Yes
8	Utility – Methods of Use	U.S.	U.S. Continuation Europe Hong Kong China China Divisional	08/01/2039	Yes

Co-owned Patents and Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
9	Utility – Methods of Use	U.S. U.S. Divisional #1 U.S. Divisional #2 Taiwan	U.S. Continuation Europe Hong Kong	06/14/2038	Yes

Belite-owned Patents or Patent Applications

Patent Family No.	Type of Patent	Issued Countries/ Regions and/or Application Type	Pending Countries/ Regions and/or Application Type	Expected Termination Date (mm/dd/yyyy)	Subject to “March-in Rights” (Yes/ No)
10	Utility – Methods of Use	U.S. U.S. Continuation #1 Taiwan	U.S. Continuation #2 Europe Hong Kong	06/14/2038	No
11	Utility – Formulations	U.S. Track One Australia	U.S. Europe Australia Divisional Canada China Divisional India Israel Japan Japan Divisional South Korea Singapore Taiwan Hong Kong	07/06/2040	No
12	Utility – Companion Diagnostics	N.A.	U.S. Europe Taiwan China Australia Japan Korea	05/20/2042	No
13	Utility – Formulation	N.A.	U.S. Europe Australia Canada China Israel Japan South Korea Singapore Taiwan Thailand	11/22/2042	No
14	Utility – Assessing Visual Function	N.A.	U.S. Europe Hong Kong Chile China Japan United Arab Emirates	04/11/2043	No
15	Utility – Formulation	N.A.	U.S. Provisional	04/17/2046	No
16	Utility – Methods of Use	N.A.	U.S. Provisional	11/30/2046	No

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

Patent License Agreement with The Trustees of Columbia University in the City of New York

In September 2016, Lin BioScience, Inc., the parent company of our largest shareholder, Lin Bioscience International Ltd., entered into an agreement with Columbia University in the City of New York (“Columbia University”) (such agreement, as amended, the “Columbia License Agreement”) for an exclusive worldwide license, under specified patent rights held by Columbia University, to develop and commercialize products covered by the licensed patent rights for all fields. The Columbia License Agreement was assigned to Lin Bioscience International Ltd. and subsequently assigned to us in 2018. In October 2022, we entered into a subscription agreement with our wholly owned subsidiary, Belite Bio (HK) Limited (“Belite HK”), for assignment of our rights, title, interests and obligations under the Columbia License Agreement, in consideration for subscription of Belite HK’s ordinary shares. In November 2025, Belite HK entered into a contribution agreement with its wholly owned subsidiary Belite Bio (Swiss) AG (“Belite Swiss”), for assignment of Belite HK’s rights, title, interests and obligations under the Columbia License Agreement, as part of the consideration for the allocation to Belite Swiss’s capital contribution reserve. The foregoing assignments were aimed to optimize the tax structure of the Company and, in the event that the Company enters into any sub-licensing or collaboration in the future, to fulfill the economic substance requirements under the Cayman Islands law. This assignment does not affect our business and operations.

The patent rights licensed to us under the Columbia License Agreement include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, tinlarebant, and specifically recite tinlarebant.

Under the Columbia License Agreement, we paid a one-time license fee of US$2.5 million in connection with the execution thereof. We will be obligated to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. From inception through December 31, 2025, we have made payments to Columbia University of a total of US$4 million upon completion of certain clinical trial related milestones in accordance with the Columbia License Agreement, and expect to make additional payments of US$6 million in the near term when relevant development milestones are achieved.

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

Trademarks and domain names

As of the Latest Practicable Date, we had one registered trademark and eight pending trademark applications in the United States, one registered trademark in the European Union, one registered trademark in the United Kingdom, three registered trademarks and four pending trademark applications in China, one registered trademark and two pending trademark applications in Hong Kong, one registered trademark in Japan, one registered trademark in Canada, one registered trademark in Switzerland, three pending trademark applications in Taiwan and one pending trademark application in Australia.

As of the Latest Practicable Date, we have registered over 70 domain names, including belitebio.com, and belitebio.com.tw.

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

Currently, there are no FDA approved treatments for STGD1 and no FDA approved orally administered treatments for GA. The competitive landscape of treatments in STGD1 and GA includes several companies going through clinical development for their product candidates. Based on information available on clinicaltrials.gov, as of the date of this Annual Report, we understand that the tinlarebant Phase 3 STGD1 clinical study is the only completed Phase 3 clinical trial for STGD1, with one other company currently conducting an ongoing Phase 3 clinical trial for STGD1. In GA, there are five other companies advancing treatments, with three companies currently in Phase 3 development, and two companies which have completed Phase 3 development and received drug approval from the FDA for intravitreally injected therapeutic agents.

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

Further, sections 505(z)(3) and 520(g)(9)(A) of the Food, Drug, and Cosmetic Act require sponsors to submit Diversity Action Plans, or DAP, for certain clinical studies. Diversity Action Plans are intended to increase enrollment of participants who are members of historically underrepresented populations in clinical studies to help improve the strength and generalizability of the evidence for the intended use population. Such plans must specify “the sponsor’s goals for enrollment in a clinical study,” “the sponsor’s rationale for such goals”, and include “an explanation of how the sponsor intends to meet those goals.” Waiver may be requested and granted by FDA in certain circumstances as well.

FDA released updated draft guidance on compliance with Diversity Action Plan requirements in June 2024. The guidance was removed from FDA’s website in January 2025 pursuant to an Executive Order of the Trump Administration concerning diversity, equity, and inclusion. That action, along with similar actions by the Trump Administration to remove many other healthcare webpages, is currently the subject of ongoing litigation. On July 3, 2025, the U.S. District Court for the District of Columbia ruled that the Trump Administration’s actions to remove these webpages, including the draft DAP guidance, are unlawful under the Administrative Procedure Act. The court ordered the restoration of many of these webpages. In late July 2025, the FDA restored the draft DAP guidance to its website with a statement that “information on this page may be modified and/or removed in the future subject to the terms of the court’s order and implemented consistent with applicable law.” Accordingly, in light of these ongoing actions, there is considerable uncertainty surrounding the draft DAP guidance and how the FDA will consider DAPs in connection with its review of NDAs and BLAs.

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

Additional benefits of an orphan drug designation include a tax credit of 25% of the qualified clinical testing expenses for the relevant taxable year, and a waiver of the Prescription Drug User Fee Act, or PDUFA, application fee (which is approximately US$4.68 million for fiscal year 2026 if the application requires clinical data) unless the application also includes a non-orphan indication.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FDCA, the FDA incentivizes the development of drugs that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Also, the FDA may revoke any rare pediatric disease priority review voucher if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within the 365-day period beginning on the date of the approval. Congress has extended the PRV program through September 30, 2029, with the potential for PRVs to be granted after September 30, 2029. Reauthorization of PRV programs is not guaranteed, as evidenced by Congress’s recent decision to let a different PRV program (for medical countermeasures) lapse on September 30, 2023.

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

Under the Breakthrough Therapy authority, a drug may be eligible for designation as a Breakthrough Therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

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

Fast Track, Breakthrough Therapy and Priority Review status, as well as Accelerated Approval, may all be withdrawn by the FDA at any time if the agency finds that relevant criteria are no longer being met.

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

An SPA request can be requested after a pre-Phase 3 meeting with the FDA. It allows the FDA and sponsor to agree on the study design for a Phase 3 study whose efficacy results will be the basis of an NDA. There is no guarantee that we will request or be able to receive and maintain Fast Track designation, Breakthrough Therapy designation, Priority Review designation, Accelerated Approval or a Special Protocol Assessment for any of our product candidates.

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

Effect of the New Administration on FDA

The Secretary of the U.S. Department of Health and Human Services (“HHS”), Robert F. Kennedy Jr., has expressed several ideas that could indicate further reforms to healthcare, including to regulation of pharmaceuticals by the FDA (an agency subordinate to HHS). For example, Secretary Kennedy has expressed concerns regarding the FDA review process for certain products, and has indicated plans to revisit the use of PDUFA industry fees to fund FDA operations. These industry fees are currently essential to FDA employing sufficient drug review staff to help ensure predictable timelines for FDA’s review process. Secretary Kennedy’s exercise of authority over FDA, by virtue of his role as HHS head, could have a substantial impact on FDA operations and policy. Further, the Department of Government Efficiency (“DOGE”) has pursued layoffs and termination of some FDA staff with the potential for more in the future as it looks for ways to reduce the federal workforce. These and other circumstances may portend a higher likelihood of disruptions in the FDA review process and other aspects of FDA oversight which could adversely affect the development and commercialization of drug products, including those being pursued by the Company.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through the first 11 months of 2032 unless additional Congressional action is taken. These reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, and phased-in again on April 1, 2022 (between April 1, 2022 and June 30, 2022, a 1% cut took effect, with a 2% cut in place for the remainder of 2022). The Consolidated Appropriations Act of 2023 partially mitigated more severe Medicare pay cuts previously scheduled to begin on January 1, 2023; physician payment rates were reduced by 2% in 2023, 3.4% in 2024, and 2.93% in 2025. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Beyond the potential for legislative reforms by Congress, the cost of prescription pharmaceuticals and biological products has been the subject of considerable discussion in the United States. For example, President Trump has signed multiple executive orders addressing prescription drug pricing and access, including: on April 15, 2025, outlining several actions the Secretary of the Department of HHS must take to optimize healthcare regulations that will provide access to prescription drugs at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a “most favored nation” drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. Since the May 12, 2025 “most favored nation” executive order, the Trump administration has continued to exert pressure on drug manufacturers to implement “most favored nation” pricing, including by suggesting that the administration may impose significant tariffs on pharmaceuticals if such manufacturers do not reach agreements to implement “most favored nation” pricing. Additionally, on November 6, 2025, CMS announced a new voluntary payment initiative called the GENEROUS Model (GENErating cost Reductions for U.S. Medicaid Model) where drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with a “most favored nation” price for participating manufacturers’ products. Moreover, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug and biological product pricing, review the relationship between pricing and manufacturer patient support programs, reduce the cost of prescription drugs and biological products under Medicare and reform government program reimbursement methodologies for drug and biological products. It remains to be seen how these drug pricing initiatives will affect the broader pharmaceutical industry.

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

The CTIS database has a public website which includes various details of each clinical trial conducted in the EU under the new system, including the application for authorization to conduct a clinical trial and any review by a regulatory or ethics body. The CTR requires all information stored in the database to be publicly available, unless exempted under the CTR to protect: (a) personal data; (b) commercially confidential information, in particular the marketing authorization status of the medicine, unless there is an overriding public interest; (c) confidential communication between Member States in the preparation of their assessment; or (d) supervision of clinical trials by Member States.

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

C.Organizational Structure

The chart below sets forth our corporate structure and identifies our significant subsidiaries and their significant subsidiaries, as of the Latest Practicable Date:

D.Property, Plant and Equipment

Details of our facilities are provided below:

●	office space of approximately 1,562 square feet in San Diego, California under a lease that will expire on June 30, 2026;
●	office space of approximately 3,181 square feet in Taiwan under a lease that will expire on July 31, 2027;
●	office space of approximately 12,646 square feet in Taiwan under a lease that will expire on Feb. 28, 2031
●	office space of approximately 86 square feet in Shanghai, China under a lease that is automatically renewed every three months; and
●	office space of approximately 1,033 square feet in Sydney, Australia under a lease that will expire on August 14, 2028.

We believe our current facilities are sufficient to meet our near-term needs, and we do not foresee any difficulty in extending the lease terms of our facilities upon their respective expiration dates. See Note 17—Segment to our consolidated financial statements for the disclosure of our long-lived assets by geographic area.

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

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2023 and 2024 which was previously included in Item 5: Operating And Financial Review and Prospects of our annual report on Form 20-F filed with the SEC on March 17, 2025.

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

Since our inception in 2016, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring rights to product candidates, developing our product candidates, including conducting preclinical studies and clinical trials, and establishing our intellectual property portfolio. Lin BioScience, Inc. (the parent company of our largest shareholder, Lin Bioscience International Ltd.) obtained from Columbia University an exclusive worldwide license to the RBP4 IP Portfolio, which contains disclosure directed to over 400 structurally distinct compounds including our lead product candidate, tinlarebant, in September 2016, which was initially assigned to our largest shareholder, Lin Bioscience International Ltd., and subsequently assigned to our Cayman Island holding company, Belite Bio, Inc, in 2018. In October 2022, we entered into a subscription agreement with our wholly owned subsidiary, Belite Bio (HK) Limited (“Belite HK”), for assignment of our rights, title, interests and obligations under the Columbia License Agreement, in consideration for subscription of Belite HK’s ordinary shares. In November 2025, Belite HK entered into a contribution agreement with its wholly owned subsidiary Belite Bio (Swiss) AG (“Belite Swiss”), for assignment of Belite HK’s rights, title, interests and obligations under the Columbia License Agreement, as part of the consideration for the allocation to Belite Swiss’s capital contribution reserve. The foregoing assignments were aimed to optimize the tax structure of the Company and, in the event that the Company enters into any sub-licensing or collaboration in the future, to fulfill the economic substance requirements under the Cayman Islands law. This assignment does not affect our business and operations.

To date, we have not generated any revenues. We have financed our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to initial public offering, follow-on offerings, warrants, registered direct offerings, ATM offering program and PIPE offering. We have incurred annual net operating losses in each year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses were approximately US$31.6 million, US$36.1 million and US$77.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of approximately US$185.3 million.

We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year depending on the progress of our clinical trials and the payment schedule between us and the CROs engaged by us. We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials in our current indications with tinlarebant, including our ongoing Phase 2/3 DRAGON II trial in STGD1 and Phase 3 PHOENIX trial in GA associated with dry AMD; initiate and continue research and preclinical and clinical development efforts for any future product candidates; leverage our exclusive RBP4 IP Portfolio to identify and develop additional product candidates and/or for additional indications; further expand our product pipeline through in-licensing or collaboration arrangements; seek regulatory and marketing approvals for our product candidates and complete clinical trials, if any; establish strategic collaborations or sales, marketing distribution and other commercial infrastructure in the future to commercialize any products for which we may obtain marketing approval; require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization; maintain, expand and protect our intellectual property portfolio; hire and retain additional personnel, such as clinical and scientific personnel; add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and add equipment and physical infrastructure to support our research and development programs.

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

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the year-to-year comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Costs and Expenses Structure

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses, and selling, general and administrative expenses.

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

A change in the outcome of any of these variables with respect to the development of any of our product candidates could mean a significant change in the costs, timing and viability of the development of that product candidate. For example, if we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated or if we experience significant delays in enrollment in any clinical trials, we could incur significant additional costs and the clinical development timeline for our product candidates may be delayed. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to advance our lead product candidate, tinlarebant, toward later stages, develop our other product candidates and potentially initiate new pipelines, as well as continue to expand our operations.

Our selling, general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, commercialization, finance, accounting and administrative functions. Other selling, general and administrative expenses include professional fees for financial advisory, auditing and legal services. Our selling, general and administrative headcount and related expenses have increased and are expected to increase in the future to support our clinical program and research and development efforts, and the commercialization of our product candidates in the event approval is obtained.

Funding for Our Operations

During the periods presented, we have funded our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to warrants, registered direct offering, ATM offering programs and PIPE offering. However, if our business and our product candidate pipeline continue to expand, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our development plan, operating plan and our results of operations. In the event of the successful development and commercialization of one or more of our product candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. In the event that we enter into out-license and/or collaboration arrangements with others, we expect to fund our operations in part with revenue received from such out-license and/or collaboration arrangements.

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

Clinical trial costs are a significant component of our research and development expenses. Our current research and development activities primarily relate to the clinical development of tinlarebant for the following indications:

●	STGD1. We are developing tinlarebant as an orally administered, once-a-day tablet treatment for STGD1. STGD1 is an inherited juvenile form of macular degeneration. Currently, there is no FDA approved therapy for STGD1. We initiated an open-label, dose-finding Phase 1b/2 clinical trial in adolescent STGD1 patients in mid-2020 in Australia and Taiwan. Based on the Phase 1b/2 data, we initiated our Phase 3 clinical trial to evaluate the safety and efficacy of tinlarebant in adolescent STGD1 patients in 2022. This Phase 3 STGD1 trial named “DRAGON” has commenced in the United States, the United Kingdom, Germany, Netherlands, France, Belgium, Switzerland, China, Hong Kong, Taiwan, and Australia and has completed enrollment of 104 subjects. In September 2025, we completed the last subject visit in the Phase 3 DRAGON trial. In December 2025, we announced the top-line results of the Phase 3 DRAGON trial. In addition to the completed Phase 3 DRAGON clinical trial, we are conducting a clinical trial of tinlarebant in adolescent STGD1 patients aged 12 to 20 years old in Japan, the United States and the United Kingdom (“DRAGON II”). The DRAGON II trial is a combination of a Phase 1b open-label study to evaluate the pharmacokinetics and pharmacodynamics of tinlarebant in adolescent Japanese STGD1 subjects and a 24-month, Phase 2/3, multi-center, randomized, double-masked, placebo-controlled study designed to evaluate the efficacy, safety and tolerability of tinlarebant. We have completed the Phase 1b portion of DRAGON II, and have completed the enrollment of the Phase 2/3 portion of the trial with a total of 73 subjects, including 15 Japanese subjects. The data from Japanese subjects is intended to facilitate future NDA applications in Japan.
●	GA. We are developing tinlarebant as an orally administered, once-a-day tablet treatment for GA, the advanced stage of dry AMD. Age-related macular degeneration, or AMD, is a common eye disorder among people over 50. ‘Wet’ AMD represents approximately 10% of all AMD cases. Currently, there are no FDA approved orally administered therapies for GA and no FDA approved therapies for the other stages of dry AMD other than GA. We have completed the Phase 1b dose-finding clinical trial, which is an open-label, parallel, single-dose clinical trial designed to evaluate the PK and PD of tinlarebant in healthy subjects aged between 50 to 85. In addition, we have initiated our Phase 3 trial named “PHOENIX” to evaluate the safety and efficacy of tinlarebant in patients with GA associated with dry AMD, and have randomized the first subject in July 2023. The PHOENIX trial has commenced in the United States, the United Kingdom, France, Czech Republic, Switzerland, China, Taiwan, and Australia. As of the Latest Practicable Date, we have completed patient enrollment with a total of 530 subjects for this trial.

We incurred research and development expenses of approximately US$24.8 million, US$29.9 million and US$45.4 million for the years ended December 31, 2023, 2024 and 2025, respectively, representing approximately 78.5%, 74.9% and 53.9%, respectively, of our total operating expenses for the corresponding periods. Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Clinical studies become increasingly expensive from Phase 1b/2 and onwards. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to advance our lead product candidate, tinlarebant, toward later stages, develop our other product candidates and potentially initiate new pipelines, as well as continue to expand our operations.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of employee salaries and related benefit costs, including share-based compensation expenses, for personnel in executive, commercialization, finance, accounting and administrative functions. Other selling, general and administrative expenses include professional fees for financial advisory, auditing and legal services. For the years ended December 31, 2023 and 2024 and 2025, our general and administrative expenses amounted to approximately US$6.8 million, US$10.1 million and US$38.8 million, respectively, representing approximately 21.5%, 25.1% and 46.1% respectively, of our total operating expenses for the corresponding periods.

Our selling, general and administrative expenses have increased and are expected to continue to increase for the foreseeable future, as we continue to incentivize and retain our management, expand our team (including building up operational teams across various jurisdictions), and incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional insurance expenses, investor relations activities and other related administrative and professional services.

Additionally, if we obtain regulatory and marketing approvals for our products, we expect to incur additional selling expenses in connection with establishing our in-house commercialization team, sales network and systems, and these expenses are expected to increase for the foreseeable future as we advance our commercialization efforts. However, there can be no assurance that we will obtain regulatory and marketing approvals for tinlarebant or other product candidates or future products in a timely manner, or at all. For details, see “Item 3. Key Information—D. Risk Factors—Our product candidates are subject to extensive regulation—Our product candidates are subject to extensive regulation. However, we have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.”

Other Income

Other income consists primarily of interest income. Interest income was derived from cash in banks and our investments in money market funds, debt securities issued by the United States Government and time deposits from financial institutions with a range of maturity dates over 3 months or greater than 12 months from the origination date.

Taxation

Cayman Islands

We are an exempted company with limited liability incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders, if any, no Cayman Islands withholding tax will be imposed. However, we may be subject to taxation in other jurisdictions in which we operate, in particular, the United States, Australia, Hong Kong, Taiwan, the PRC, Switzerland and Japan where eight of our wholly-owned subsidiaries are incorporated, if certain conditions are met under the laws and regulations of the Cayman Islands.

United States

Our subsidiaries, Belite Bio Holdings Corp. and Belite Bio, LLC, which are both incorporated or formed in Delaware, United States, are subject to statutory U.S. Federal corporate income tax at a maximum rate of 21% for the years ended December 31, 2023, 2024 and 2025. Both entities are also subject to state income tax in California at a rate of 8.84% for the years ended December 31, 2023, 2024 and 2025. As a result of the Tax Cuts and Jobs Act of 2017 (TJCA), the Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2023, 2024 and 2025, the Company does not have any aggregated positive tested income; and as such, did not record a tax liability with respect to GILTI.

Australia

Our subsidiary, RBP4 Pty Ltd, is subject to Australia profits tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. RBP4 Pty Ltd had no taxable income for the periods presented, therefore, no provision for income taxes has been provided.

Hong Kong

Our subsidiary, Belite Bio (HK) Limited, is subject to Hong Kong profits tax at a tax rate of 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the years ended December 31, 2023, 2024 and 2025.

Taiwan

Our subsidiary Belite Bio (Taiwan) Inc is subject to Taiwan profit tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Taiwan tax laws. The applicable tax rate in Taiwan is 20%.

PRC

Our subsidiary, Belite Bio (Shanghai) Limited is subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax Law (“EIT Law”). Under the EIT Law, dividends, interests, rent or royalties payable by Belite Bio (Shanghai) Limited to non-PRC resident enterprises, and proceeds from any such non-PRC resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding income tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding income tax rate or an exemption from withholding income tax. No provision for PRC corporate income tax has been made for the years ended December 31, 2023, 2024 and 2025, as Belite Bio (Shanghai) Limited had no such assessable profit for the years then ended.

Switzerland

Belite Bio (Swiss) AG is subject to Switzerland Swiss federal, cantonal and municipal income. The combined statutory tax rate applicable to Belite Bio (Swiss) AG is approximately 12.47% depending on the applicable cantonal and municipal rates.

Japan

Belite Bio Japan Inc., is subject to Japanese corporate income taxes, which consist of national corporate tax, local corporate tax, enterprise tax and inhabitant tax. The combined statutory tax rate in Japan is approximately 30%, with the actual effective rate varying based on the local tax jurisdictions and the level of taxable income.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2025, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2024 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 to 2024 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2024 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 to 2024 are subject to examination by PRC tax authorities. There are currently no pending examinations.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2023 and 2024

We incorporate by reference the discussion of the operating results comparing the year ended December 31, 2023 and 2024 which was previously included in Item 5: Operating And Financial Review and Prospects of our registration statement on Form 20-F filed with the SEC on March 17, 2025.

Comparison of the Fiscal Years Ended December 31, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2024		2025		Change

	(Amounts in thousands of US$)						(%)
Expenses
Research and development(1)		29,939		45,377		15,438	51.6
Selling, general and administrative(1)		10,057		38,831		28,774	286.1
Total operating expenses		39,996		84,208		44,212	110.5
Loss from operations		(39,996)		(84,208)		(44,212)	110.5
Other income:
Interest income		3,737		6,640		2,903	77.7
Interest expense		(20)		(2)		18	(90.0)
Other income (expense)		141		(41)		(182)	(129.1)
Total other income, net		3,858		6,597		2,739	71.0
Loss before income tax		(36,138)		(77,611)		(41,473)	114.8
Income tax expense		6		-		(6)	(100)
Net loss		(36,144)		(77,611)		(41,467)	114.7
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(286)		124		410	(143.4)
Total comprehensive loss	US$	(36,430)	US$	(77,487)	US$	(41,057)	112.7
(1)	Total share-based compensation costs were recognized as follows for the years ended December 31, 2024 and 2025:

	Years ended December 31,
(Amounts in thousands of US$)	2024		2025
Research and development		3,775		9,147
Selling, general and administrative		5,212		29,772
Total	US$	8,987	US$	38,919

Revenue

We did not generate any revenue during the years ended December 31, 2024 and 2025.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the years ended December 31, 2024 and 2025:

	For the Years Ended December 31,
(Amounts in thousands of US$, except percentages)	2024		2025
	US$	%	US$	%
Contracted research expenses and clinical trial expenses	18,057	60.3	28,334	62.4
Consultancy and professional service fees	1,698	5.7	3,986	8.8
Royalties	3,353	11.2	120	0.3
Other expenses	912	3.0	1,168	2.6
Wages and salaries	5,919	19.8	11,769	25.9
Total	29,939	100.0	45,377	100.0

Our research and development expenses increased by 51.6% from approximately US$29.9 million for the year ended December 31, 2024, to approximately US$45.4 million for the year ended December 31, 2025. In the year ended December 31, 2025, approximately 62.4% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses, and in the year ended December 31, 2024, approximately 60.3% of our total research and development expenses were attributable to contracted research expenses and clinical trial expenses.

The increase in research and development expenses was primarily attributable to the increases in (i) expenses of US$6.5 million related to the PHOENIX trial; (ii) share-based compensation expenses of US$5.4 million; and (iii) Active Pharmaceutical Ingredient (“API”) manufacturing expenses of US$3.1 million, partially offset by US$3 million the non-recurrence of a royalty payment recognized in 2024 for completion of a Phase 2 trial.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 286.1% from approximately US$10.1 million for the year ended December 31, 2024, to approximately US$38.8 million for the year ended December 31, 2025, which was primarily due to an increase in share-based compensation expenses of US$24.6 million and professional service fees of US$1.7 million.

Other Income

Our other income, increased from approximately US$3.9 million for the year ended December 31, 2024, to approximately US$6.6 million for the year ended December 31, 2025, which was primarily due to increases in interest income from bank deposits, time deposits, money market funds, U.S. treasury bills and U.S. treasury notes total of US$2.9 million.

B. Liquidity and Capital Resources

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended
	December 31,
	2023		2024		2025

	(Amounts in thousands of US$)

Net cash used in operating activities	(29,837)		(29,234)		(40,671)
Net cash used in investing activities	(63)		(110,572)		(301,424)
Net cash provided by financing activities	75,959		83,595		663,233
Effects of exchange rate on cash and cash equivalent	9		(269)		117
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	46,068		(56,480)		321,255
CASH AND CASH EQUIVALENT AT BEGINNING OF THE YEAR	42,089		88,157		31,677
CASH AND CASH EQUIVALENT AT END OF THE YEAR	88,157		31,677		352,932

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	—		—		1
Cash paid for income tax	9		6		—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	1,800		—		—
ATM offering sales commissions reclassed to additional paid-in-capital	858		509		896
ATM proceeds not yet received in cash as other receivable	762		—		—
Non-cash exercise of Representative’s Warrants	—	*	—	**	—
Right-of-use assets obtained in exchange of lease liability	265		388		529
Right-of-use assets in exchange of lease liabilities from an operating lease modification	—		385		361

*The Company issued 65,399 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants.

**The Company issued 73,800 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants.

To date, we have not generated any revenue. We incurred net losses of approximately US$31.6 million, US$36.1 million and US$77.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Our primary use of cash is funding our research and development expenses. We used approximately US$29.8 million, US$29.2 million and US$40.7 million in cash for our operating activities for the years ended December 31, 2023, 2024 and 2025, respectively. We invested in money market funds, U.S. treasury bills, U.S. treasury notes, liquidity funds and time deposits. As a result, net cash used in investing activities was US$63 thousand, US$110.6 million and US$301.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. We have financed our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to initial public offering, follow-on offerings, warrants, registered direct offerings, ATM offering program and PIPE offering. Net cash provided by financing activities amounted to US$76.0 million, US$83.6 million and US$663.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we held (i) cash and cash equivalents of approximately US$352.9 million primarily consisting of cash and money market accounts which are unrestricted as to withdrawal and use which have original maturities of less than three months and (ii) investments of approximately US$139.5 million in U.S. Treasury bills (with maturities greater than three months but less than one year) and US$280.2 in U.S. Treasury notes (with maturities over twelve months).

Our lead product candidate, tinlarebant, is still in clinical development. We expect our expenses to increase substantially as compared to prior periods in connection with our ongoing activities, particularly as we continue to advance the development of and seek marketing approval for tinlarebant, develop our other product candidates and potentially initiate new pipelines. In addition, if we obtain marketing approval for tinlarebant or any other product candidates that we develop and if we choose to commercialize such product candidates ourselves, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, since the closing of our initial public offering in April 2022, we have incurred additional costs associated with operating as a public company. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

We expect that our expenses will continue to increase substantially and that we will continue to incur significant operating losses and negative operating cash flows as we fund both ongoing research and development activities and new activities (including commercialization activities if we obtain marketing approval for tinlarebant or any other product candidate that we develop) as well as working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect or on alternative uses. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

We believe that our cash and cash equivalents, together with our cash generated from our public offerings and private placements, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, consider to raise additional capital to fund future operations, and our future capital requirements will depend on many factors, including:

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

Net cash used in operating activities was approximately US$40.7 million for the year ended December 31, 2025 and consisted primarily of a net loss of approximately US$77.6 million, after non-cash US$34.4 million add backs, offset primarily by an increase in accrue expenses of approximately US$3.8 million, an increase in prepayments and other assets of approximately US$0.8 million and an increase in lease liabilities of approximately US$0.3 million.

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

Net cash used in investing activities during the year ended December 31, 2025 was approximately US$301.4 million which resulted primarily from the acquisition of investments in U.S. treasury bills and U.S. treasury notes.

Financing Activities

Net cash provided by financing activities was approximately US$76.0 million for the year ended December 31, 2023, which consisted primarily net proceeds from follow-on offering of US$27.3 million, net proceeds from ATM offering of US$26.6 million, net proceeds from warrant exercise of US$21.7 million and exercise of stock options of US$0.3 million.

Net cash provided by financing activities was approximately US$83.6 million for the year ended December 31, 2024, which consisted primarily of net proceeds from ATM offering of US$16.3 million, proceeds from registered direct offering of US$25.0 million, net proceeds from warrant exercise of US$39.0 million and proceeds from exercise of stock options of US$2.8 million.

Net cash provided by financing activities was approximately US$663.2 million for the year ended December 31, 2025, which consisted primarily of net proceeds from underwritten public offering and over-allotment exercise of US$378.4 million, net proceeds from PIPE offering of US$118.2 million, and net proceeds from warrant exercise of US$103.0 million.

Material Cash Requirements

Contractual Obligations and Commitments

We are party to an exclusive license agreement with Columbia University, as amended, under which we license specified intellectual property from Columbia University. The patent rights licensed to us by Columbia University include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, tinlarebant, and specifically recite tinlarebant. The license agreement requires us to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the Latest Practicable Date, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase I trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. We cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe we are in compliance with the terms of the license. From inception through December 31, 2025, the Company has made a payment of $4 million to Columbia University resulting from this license agreement, which was triggered by the completion of certain clinical trials, and expects to make additional payments of $6 million upon the near term expected completion of development milestones.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. As of the Latest Practicable Date, the remaining contractual costs expected to be incurred in future periods for our clinical trials in STGD1 and GA are approximately US$31.9 million.

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

C.Research and Development, Patents and Licenses, etc.

We have established research and development policies for all stages of our research and development activities, through our internal research project initiation processes and our preclinical and clinical development programs. Our in-house discovery, research and development team focuses on identifying small-molecule compounds in our core therapeutic areas of macular degeneration and age-related metabolic diseases. We have relied on, and plan to continue to rely on, third-party CROs to monitor and manage data for some of our ongoing preclinical studies and clinical trials. We have incurred research and development expenses of US$24.8 million, US$29.9 million and US$45.4 million in 2023, 2024 and 2025, respectively. See “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a detailed discussion of trend information, see “—A. Operating Results—Key Factors affecting our results of operations.”

E.Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Some of our accounting estimates require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our use of accounting estimates, the judgment and other uncertainties affecting such estimates and the sensitivity of reported results to changes in conditions and assumptions. Our accounting estimates include but are not limited to, accrued research and development expenses related to payments to contract research organizations (“CRO”), valuation of ordinary shares, valuation allowance for deferred income tax assets, useful lives for property and equipment, discount rate for right-of-use (“ROU”) assets and operating lease liabilities, the fair value of share-based compensation and warrants.; See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting estimates. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Accrued Research and Development Expenses

We incur expenses associated with preclinical development and clinical trials. Accounting for research and development activities performed by CROs and other external clinical service providers requires management to apply significant estimates, particularly with respect to the timing of services rendered and the related expense recognition. These activities include sponsored research, preclinical studies and clinical trial-related services. The diverse nature of CRO arrangements, varying compensation structures, and the lack of real-time visibility into certain ongoing clinical activities make the estimation of accrued research and development expenses inherently complex.

We record the estimated costs of research and development activities based on the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities and determine accrual estimates through review of the underlying contracts along with discussions with internal personnel and external service providers regarding the progress or stage of completion of contracted services and consider the agreed-upon contractual fees for such services. In this process, we conduct a detailed review of open contracts and an assessment of services that have been performed for us but for which invoices have not yet been received. In evaluating the duration and cost of clinical studies, we consider key phases such as start-up treatment, follow-up and wrap-up activities. We base our estimates on the best information available at the time; however, if additional information becomes available regarding the status or progression of a study, we adjust our rate of expense recognition when actual results differ from our estimates. If we underestimate or overestimate the level of services performed or the associated costs, our actual research and development expenses could differ from the amounts recorded. There were no such significant changes for the years ended December 31, 2023, 2024 and 2025.

Share-Based Compensation

We grant share‑based compensation to employees, management and directors through stock options and restricted stock units (“RSUs”). Option awards are valued using an option‑pricing model, and RSUs with market conditions are measured using a Monte Carlo simulation. Other share-based awards with non‑market performance conditions require ongoing assessments of the likelihood of achievement, to the extent that the achievement of performance conditions associated with such awards, as applicable, are determined to be “probable.”

The fair value of share-based awards is measured on the grant date. For stock options, we determine fair value using the Binomial Option Pricing Model, which requires assumptions about the fair value of our common shares, expected volatility, expected term and exercise behavior, the risk‑free interest rate and expected dividends. Expected volatility is based on the historical volatilities of comparable public companies in our industry and, where relevant, our own trading history. The expected term of the award requires us to make assumptions regarding the post-vesting behavior of the recipients, which is based off available evidence. The risk‑free interest rate is derived from U.S. Treasury yields with maturities that correspond to the expected term, and we currently assume no dividends.

For awards that include market conditions, we determine grant‑date fair value using a Monte Carlo simulation, which models the likelihood and timing of achieving the specified market targets. The simulation also determines the derived service period, which reflects the expected time required to satisfy the market condition. As of December 31, 2025, all market-based stock unit awards had fully vested, as the applicable market conditions were achieved within the expected timeframe. For service‑only RSUs, grant‑date fair value generally equals the market price of our common shares on the grant date.

We recognize share-based compensation cost for awards to employees with a performance condition at the fixed fair value on date of grant over the period based on the expected milestone achievement dates as the derived service period (usually the vesting period), on a straight-line basis. We consider the probable outcome of that performance condition when determining share-based compensation expenses and will recognize a cumulative true-up adjustment if the probability of the conditions has changed.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Company elected to account for the forfeitures as occurred.

The granted stock options reflected an expected term based on our expectations for exercise activity. Changes in any of these assumptions could result in a revised estimate of fair value of the granted stock options, which would impact the amount of expense recognized over the requisite service period, and could materially affect the total fair value or the amount of expense recognized in a particular period.

As of December 31, 2025, total unrecognized share‑based compensation amounted to US$1.7 million under the 2020 Plan and US$19.8 million under the 2022 Plan, with these amounts expected to be recognized over weighted‑average periods of 1.6 years and 1.33 years, respectively. We also had US$10 million of unrecognized compensation cost related to service‑only RSUs granted under the 2022 Plan. All such unrecognized amounts may be adjusted for actual forfeitures occurring in the future. A 10% change in our share-based compensation expense for the year ended December 31, 2025, would have affected pre-tax earnings by approximately $ 3.9 million.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” of our consolidated financial statements beginning on page F - 18 of this Annual Report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the Latest Practicable Date:

Name	Age	Positions(s)
Yu-Hsin Lin	48	Chief Executive Officer, Chairman of the Board of Directors*
Hao-Yuan Chuang	42	Chief Financial Officer, Director*
Nathan L. Mata	60	Chief Scientific Officer
Hendrik P. N. Scholl, MD, MA	57	Chief Medical Officer
Wan-Shan Chen	40	Director*
Xiao - Hui Chen	38	Director*
John M. Longo	57	Independent Director
Ita Lu	49	Independent Director
Gary C. Biddle	74	Independent Director
*	This director was appointed by Lin BioScience, Inc. (Taiwan OTC: 6696), the parent company of our largest shareholder, Lin Bioscience International Ltd.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Yu-Hsin Lin, aged 48, is our founder and has served as Director of our Company since we established the Company in March 2018 and the Chairman and the Chief Executive Officer of our Company since November 2021. Dr. Lin has also served as the chairman and the chief executive officer of Belite Bio Holdings Corp. (our wholly owned subsidiary incorporated in Delaware) since June 2016 and December 2017, respectively. From June 2016 to December 2017, Dr. Lin also served as the president of Belite Bio Holdings Corp. (our wholly owned subsidiary). Dr. Lin has served as director of RBP4 Pty Ltd (our wholly owned subsidiary in Australia) since August 2018 and the chief executive officer of RBP4 Pty Ltd from April 2021 to June 2024. Dr. Lin has served as director and chief executive officer of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021 and July 2024, respectively. Dr. Lin has served as the president of Belite Bio Holdings Corp. and Belite Bio, LLC (our wholly owned subsidiaries) since October 2021. Dr. Lin has served as director of Belite Bio (Swiss) AG (our wholly owned subsidiary in Switzerland) since September 2025 and as director of Belite Bio Japan Inc. (our wholly owned subsidiary in Japan) since November 2025. Dr. Lin is primarily responsible for the overall management, strategic planning and corporate development of our Company. Dr. Lin is also the founder and has served as the director and the chairman of Lin BioScience, Inc. (Taiwan OTC: 6696), the parent company of our largest shareholder, Lin Bioscience International Ltd., since 2016, and was the chief executive officer of Lin BioScience, Inc. from June 2016 to April 2022. Dr. Lin specializes in multidisciplinary medicine and surgery, where he holds a Master of Medicine and a PhD in Medicine from the University of Sydney. Dr. Lin also received a Specialist Certificate in Clinical Neuroscience from University of Melbourne and a Cancer Therapeutics & Research Certificate from Harvard Medical School. Dr. Lin further received his MBA from Columbia University, University of Hong Kong and London Business School.

Mr. Hao-Yuan Chuang, aged 42, has served as the Chief Financial Officer of our Company since April 2020 and Director of our Company since November 2021. Mr. Chuang has also served as the director of Belite Bio (HK) Limited (our wholly owned subsidiary in Hong Kong) since June 2021, as supervisor of Belite Bio (Shanghai) Limited (our wholly owned subsidiary in China) since August 2021, and as the director of RBP4 Pty Ltd (our wholly owned subsidiary in Australia) since May 2022. He is primarily responsible for leading our Company’s finance, accounting, investor relations, and capital markets strategy and activities. Mr. Chuang was a director and the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), the parent company of our largest shareholder, Lin Bioscience International Ltd., from September 2018 to June 2024 and from August 2018 to April 2022, respectively. From December 2017 to August 2018, Mr. Chuang worked as the finance and accounting director of Lin BioScience, Inc. From 2016 to 2017, Mr. Chuang served as the investment director of Suning International Limited. From 2015 to 2016, Mr. Chuang worked as the portfolio manager of The People’s Insurance Company (Group) of China Limited (HKG: 1339). From 2013 to 2015, Mr. Chuang was the senior manager of Wanda Hotel Development Company Limited (HKG: 0169). From 2010 to 2013, Mr. Chuang was the manager of corporate finance of CITIC Securities International Company Limited. From 2006 to 2010, Mr. Chuang was the senior associate of Chii Ying Co., Ltd. Mr. Chuang received his bachelor’s degree in economics and minor in business administration from National Taiwan University. He received his MBA from Columbia University, University of Hong Kong and London Business School. Mr. Chuang is also a Chartered Financial Analyst and a certified Financial Risk Manager.

Dr. Nathan L. Mata, aged 60, has served as the Chief Scientific Officer of our Company since November 2021. Dr. Mata has also served as the chief scientific officer of Belite Bio, LLC (our wholly owned subsidiary incorporated in Delaware) since August 2021. Dr. Mata is primarily responsible for overseeing our Company’s scientific and clinical activities, including basic and applied research projects and clinical programs, as well as the development of new processes, technologies or products. From 2019 to 2021, Dr. Mata was the principal consultant of clinical development sector of Halloran Consulting Group. From 2018 to 2019, Dr. Mata was the clinical research & operations consultant of Kubota Vision Inc. (formerly Acucela Inc.). From 2015 to 2018, Dr. Mata worked for Trethera Corporation. He acted as the chief operating officer and director of R&D section from 2015 to 2017, and then worked as clinical research & operations consultant from 2017 to 2018. From 2012 to 2015, Dr. Mata was the principal clinical research scientist of Acucela Inc. From 2010 to 2012, Dr. Mata co-founded and served as the chief scientific officer of Revision Therapeutics. From 2006 to 2008, Dr. Mata served as the vice president of R&D of Sirion Therapeutics. He also served as the chief scientific officer and senior vice president of R&D sector in the same company from 2008 to 2010. From 2004 to 2006, Dr. Mata co-founded and served as a director of SYTERA, INC., which was the research and development unit of Sirion Therapeutics. Dr. Mata received his bachelor’s degree in biology, master’s degree in biochemistry and PhD in neurobiology from University of Texas at San Antonio.

Dr. Hendrik P. N. Scholl, MD, MA, aged 57, has served as the Chief Medical Officer of our Company since September 2024. He is a clinically active retinal expert with more than two decades of expertise in treating retinal diseases, including Stargardt disease and age-related macular degeneration. Dr. Scholl has served as the founding and scientific co-director of the Institute of Molecular and Clinical Ophthalmology Basel (IOB) from 2018 and Chair of the Department of Ophthalmology of the University Hospital Basel from 2016. He has served as President of the European Vision Institute (EVI) since 2018, Chairman of EVICR.net and its Expert Committee on Retinal Dystrophies from 2017, and Founder and President of ARVO-SWISS from 2020. In academia, Dr. Scholl has held leadership roles at key institutions, notably as Professor of Ophthalmology and Endowed Chair at the Wilmer Eye Institute of Johns Hopkins University Medical School, where he also led the Retinal Degeneration Clinic and the Visual Neurophysiology Service. Dr. Scholl is the coordinating principal investigator of the largest natural history study of Stargardt disease (ProgStar Study). He holds an honorary doctorate from Semmelweis University in Budapest, Hungary, and is Adjunct Professor at the Medical University of Vienna, Austria. Dr. Scholl graduated from the Eberhard-Karls-University Tübingen, Germany, with a Doctor of Medicine and Master of Arts. He was awarded a research fellowship from the German Research Foundation (DFG) at Moorfields Eye Hospital and Institute of Ophthalmology, University College London (UCL), United Kingdom, and later a DFG Heisenberg Professorship for Macular Diseases at the Eye Clinic of the Rheinische Friedrich-Wilhelms-University Bonn, Germany.

Ms. Wan-Shan Chen, aged 40, has served as a Director of our Company since November 2021. She has served as the chief financial officer of Lin BioScience, Inc. (Taiwan OTC: 6696), the parent company of our largest shareholder, Lin Bioscience International Ltd., since April 2023. She served as the finance director of Lin BioScience, Inc. from July 2022 to April 2023 and also served as associate finance director of Lin BioScience, Inc. from January 2019 to July 2022. From November 2017 to January 2019, Ms. Chen worked as the senior finance manager of Lin BioScience, Inc. From June 2016 to October 2017, Ms. Chen worked as the finance manager of Lin BioScience, Inc. From 2014 to 2016, Ms. Chen was finance manager of Cvie Therapeutics Limited. From 2009 to 2014, Ms. Chen worked as assistant manager of audit department of Deloitte Taiwan. Ms. Chen received her master’s degree in accounting from National Taipei University. Ms. Chen is also a certified public accountant in Taiwan.

Ms. Xiao - Hui Chen, aged 38, has served as a Director of our Company since April 2025. She has served as the senior finance manager of Lin BioScience, Inc. (Taiwan OTC: 6696), the parent company of our largest shareholder, Lin Bioscience International Ltd., since February 2025. From September 2017 to February 2025, she also held other positions at Lin BioScience, Inc., including finance manager and finance assistant manager. From 2014 to 2017, Ms. Chen served as accounting section manager and accounting specialist at ANT Precision Industry Co., Ltd. (Taiwan OTC: 3646). From 2012 to 2014, Ms. Chen served as senior auditor at Deloitte Taiwan. Ms. Chen received her master’s degree in accounting and information technology from National Chung Cheng University.

Dr. John M. Longo, aged 57, has served as the independent Director of our Company since April 2022. Dr. Longo has also served as a faculty member at Rutgers Business School on a full-time or part-time basis since June 1993, where he is currently distinguished professor of practice in its finance & economics department. Dr. Longo has also been a visiting professor of finance at Global EMBA -Asia, the joint EMBA program of Columbia Business School, London Business School, and the University of Hong Kong from 2016 to 2022. Dr. Longo served as chief investment officer for two wealth management firms since October 2002, first with the MDE Group and then with Beacon Trust after its acquisition of the MDE Group in 2015. Dr. Longo has also served as the president of Cliff House Capital Management and its predecessor, Cyborg Capital Management, since March 2000. Cliff House Capital Management is primary used as a holding company for Dr. Longo’s non-academic activities. Dr. Longo was previously a vice president in the management science group at Merrill Lynch & Co., Inc., having worked as a quantitative investment analyst for the firm from 1997 to 2000. Dr. Longo received his bachelor’s degree in economics and computer science from Rutgers College in 1991. Dr. Longo further received his PhD and master of business administration in finance from Rutgers Business School in 1995. Dr. Longo has been a CFA Charter holder since 1998.

Mr. Ita Lu, aged 49, has served as the independent Director of our Company since April 2022. Mr. Lu has also served as the managing partner of Taiwania Capital since May 2018. From 2017 to 2018, Mr. Lu served as the vice president of business development and investor relations of Etana Biotech. From 2009 to 2017, Mr. Lu served as the head of greater China healthcare of KGI Securities. From 2008 to 2009, Mr. Lu served as the equity research analyst of greater China healthcare of Yuanta Research. From 2006 to 2008, Mr. Lu served as the investment manager of China Investment Development Corp. From 2001 to 2006, Mr. Lu served as the investment manager of China Development Industrial Bank. From 1999 to 2001, Mr. Lu served as the research associate of MedImmune, Inc. Mr. Lu received his bachelor’s degree in cell structural biology from University of Illinois at Urbana-Champaign and further received his master’s degree in biotechnology from Johns Hopkins University. Mr. Lu is also a certified senior securities specialist in Taiwan. Mr. Lu also passed Hong Kong Securities Institute Licensing Examination for Securities and Futures Intermediaries Paper 1.

Prof. Gary C. Biddle, aged 74, has served as an independent Director of the Company since April 2022. He is professor of financial accounting at University of Melbourne. Prof. Biddle earned his MBA and PhD degrees at University of Chicago. He previously served as professor at University of Chicago, University of Washington, Hong Kong University of Science and Technology (HKUST), and University of Hong Kong (HKU), and as visiting professor at Columbia University and London Business School. In academic leadership, Prof. Biddle served as Dean and Chair Professor at HKU, and as Academic Dean, Council member, and Chair Professor at HKUST. He co-created the EMBA-Global Asia program and taught the first class and decade of the Kellogg-HKUST EMBA program, both ranked #1 by Financial Times or QS. Professionally, he has been a member of AICPA, Australian Institute of Company Directors, CPA Australia, HKICPA, and the editorial boards of premier academic journals. Prof. Biddle also has served as American Accounting Association Executive Board member, Vice-President, and President-Elect nominee, on the Accounting Hall of Fame Selection Committee, Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, and HKICPA Council. Prof. Biddle’s research appears in leading academic journals and in the financial press including CNBC, CNN, SCMP, The Economist, and The Wall Street Journal. He has over 13,000 Google Scholar citations has won 30 teaching honors. He has served as Independent Non-Executive Director of listed and private companies for over 40 cumulative years.

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$3 million in cash to our executive officers and an aggregate of US$135,000 to our independent directors. We did not pay any cash compensation to non-executive directors, and the compensation of our independent directors is comprised of cash payment and stock options. For the fiscal year ended December 31, 2025, we set aside or accrued approximately US$42 thousand to provide pension, retirement or other similar benefits to our directors and executive officers. Some of our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. The Company has no legal obligation for the benefits beyond the contributions.

For the fiscal year ended December 31, 2025, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining goals related to our clinical development programs and individual contributions. Each officer had received base bonus of up to 10% of his/her annual base salary by year end based on the number of month that the officer works at the Company for the year 2025. In addition, pursuant to Company’s internal payroll policy and the determination of our Compensation Committee, each officer passing the 3-month probationary period had received an annual performance bonus for 2025 based on the his/her yearly performance evaluation results. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

For share incentive grants to our directors and executive officers, see “— Share Incentive Plans” below.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, the employment of our executive officers who are located in San Diego is governed by the laws of the State of California and is at-will and for no specific period of time. We may terminate employment for cause with 3-month notice, for certain acts of the executive officer, such as personal dishonesty, conviction of a crime, willful act which constitutes misconduct and is materially injurious to our Company, or continued violations of the executive officer’s obligations to our Company. We may also terminate an executive officer’s employment without cause and our executive officers may resign at any time, subject, in each case, to 3-month prior written notice. The employment of our executive officers who are located in Taiwan is governed by the laws of Taiwan and is for no specific period of time, which may be terminated at any time by mutual agreement or by either the executive officer or the Company pursuant to the applicable law.

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

Accordingly, as of the Latest Practicable Date, the Severance Plan applies with respect to each of the following executive officers: Mr. Yu-Hsin Lin (Chief Executive Officer, Chairman of the Board of Directors) and Mr. Hao-Yuan Chuang (Chief Financial Officer and Director).

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

In the event of a “covered termination” of the employment of a named executive officer, within a period beginning three months prior to and ending twelve months following a “change in control” (as defined in the Company’s Severance Plan) (such period, in either case, the “Change in Control Period”), then the named executive officer will be entitled to the following payments and benefits:

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

Share Incentive Plans

2020 Share Incentive Plan

In December 2019, we adopted the Belite Bio, Inc Share Incentive Plan, or the 2019 Share Incentive Plan, which was later superseded and replaced by the Belite Bio, Inc Amended and Restated Share Incentive Plan, or the 2020 Share Incentive Plan, in December 2020. The terms of the 2019 Share Incentive Plan and the 2020 Share Incentive Plan are substantially the same other than the maximum aggregate number of shares we may issue under the respective plans.

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 4,165,310 ordinary shares. As of the Latest Practicable Date, options to purchase a total of 1,476,569 ordinary shares were outstanding under the 2020 Share Incentive Plan.

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

2022 Performance Incentive Plan

Our 2022 Performance Incentive Plan became effective on April 28, 2022, the date on which our registration statement on Form F-1 was declared effective by the SEC (“Award Date”). The initial aggregate amount of ordinary shares that may be issued under the 2022 Performance Incentive Plan is 1,748,667, provided that the shares reserved under the 2022 Performance Incentive Plan shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Performance Incentive Plan, commencing in January 2023, by an amount equal to (i) four percent (4%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by our Board of Directors. As of the Latest Practicable Date, options to purchase a total of 4,676,171 ordinary shares were outstanding under the 2022 Performance Incentive Plan, and 158,466 restricted stock units award was outstanding under the 2022 Performance Incentive Plan.

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

The following table summarizes, for the fiscal year ended December 31, 2025, the number of ordinary shares underlying outstanding options and restricted stock units that we granted to our directors and executive officers under the 2022 Performance Incentive Plan.

	Ordinary
	Shares
	Underlying
	Options or		Exercise
	Restricted		Price
Name	Stock Units		(US$/Share)		Date of Grant	Date of Expiration
Yu-Hsin Lin	*	$	N/A	(1)	February 12, 2025	—
	*		$54.88		February 12, 2025	February 11, 2035
	*	$	N/A	(1)	September 15, 2025	—
	*		$77.40		October 7, 2025	October 6, 2035
	*		$93.02		October 28, 2025	October 27, 2035
Hao-Yuan Chuang	*	$	N/A	(1)	February 12, 2025	—
	*		$54.88		February 12, 2025	February 11, 2035
	*	$	N/A	(1)	September 15, 2025	—
	*		$77.40		October 7, 2025	October 6, 2035
	*		$93.02		October 28, 2025	October 27, 2035
Nathan L. Mata	—		$—		—	—
Hendrik P. N. Scholl, MD, MA	*	$	N/A	(1)	February 12, 2025	—
	*		$54.88		February 12, 2025	February 11, 2035
	*		$77.40		October 7, 2025	October 6, 2035
	*	$	N/A	(1)	October 7, 2025	—
Wan-Shan Chen	—		$—		—	—
Xiao-Hui Chen	—		$—		—	—
John M. Longo	*		$58.88		April 15, 2025	April 14, 2034
Gary C. Biddle	*		$58.88		April 15, 2025	April 14, 2034
Ita Lu	*		$58.88		April 15, 2025	April 14, 2034
All directors and executive officers as a group	1,250,000

Notes:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.

(1)No exercise price with respect to restricted stock units held by such individual(s).

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

Audit Committee. Our audit committee consists of Gary C. Biddle, John M. Longo and Ita Lu. Gary C. Biddle is the chairman of our audit committee. We have determined that Gary C. Biddle, John M. Longo and Ita Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that each of Gary C. Biddle and John M. Longo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of John M. Longo, Hao-Yuan Chuang, Gary C. Biddle and Ita Lu. John M. Longo is the chairman of our compensation committee. We have determined that John M. Longo, Gary C. Biddle and Ita Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief financial officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ita Lu, Yu-Hsin Lin, John M. Longo and Gary C. Biddle. Ita Lu is the chairman of our nominating and corporate governance committee. Ita Lu, John M. Longo and Gary C. Biddle satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our Board of Directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) is prohibited by any applicable Law or Nasdaq Stock Market rules from being a director; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association. There is no provision in our Memorandum and Articles of Association requiring retirement or non-retirement of directors under an age limit requirement.

Our officers are appointed by and serve at the discretion of the Board of Directors, and may be removed by our Board of Directors.

D.Employees

As of December 31, 2025, we have 41 employees, 18 of whom are located in the United States. The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of
Functions	Employees	% of Total
Finance and Accounting	7	17.2%
Internal Audit	1	2.4%
General Administration	3	7.3%
Information Technology	1	2.4%
Sales and Marketing	6	14.6%
Research and Development	23	56.1%
Total	41	100.0%

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

The calculations in the table below are based on 39,965,314 ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date. Each holder of ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

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

	Ordinary Shares Beneficially
	Owned as of the Latest Practicable Date
		% of
	Ordinary	Beneficial
	Shares	Ownership†
Directors and Executive Officers**:
Yu-Hsin Lin(1)	2,701,796	6.6%
Hao-Yuan Chuang(2)	1,056,975	2.6%
Nathan L. Mata(3)	448,487	1.1%
Hendrik P. N. Scholl, MD, MA	*	*
Wan-Shan Chen(4)	*	*
Xiao - Hui Chen	*	*
John M. Longo (independent director)	*	*
Ita Lu (independent director)(5)	*	*
Gary C. Biddle (independent director)	*	*
Principal Shareholders:
Lin Bioscience International Ltd. (6).	17,095,263	42.8%
Darwin Global Management, Ltd. (7)	3,027,704	7.6%

Notes:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the Latest Practicable Date.

**The business address of our directors and executive officers, except for Nathan L. Mata, Hendrik P. N. Scholl, MD, MA, John M. Longo, Ita Lu and Gary C. Biddle is 36F., No. 68, Sec. 5, Zhongsiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan. The business address of Nathan L. Mata is 12750 High Bluff Drive Suite 475, San Diego, CA 92130. The business address of John M. Longo is Room 5129, 100 Rockafeller Road, Piscataway, NJ 08854. The business address of Ita Lu is 5F-7 No. 1 Xinyi Road Section 2, Taipei Taiwan. The business address of Gary C. Biddle is Room 8.020, Level 8, 198 Berkeley Street, Carlton, VIC 3010, Australia. The business address of Hendrik P. N. Scholl, MD, MA is Gotthardstrasse 26, CH-6300 Zug, Switzerland.

†For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of the Latest Practicable Date and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the Latest Practicable Date. The total number of ordinary shares outstanding as of the Latest Practicable Date on an as-converted basis was 39,965,314.

(1)	Represents (i) 353,083 ordinary shares (including ordinary shares represented by ADSs) directly held by Yu-Hsin Lin, (ii) 874,186 ordinary shares underlying share options and restricted stock units granted to Yu-Hsin Lin that are vested or will be vested within 60 days of the Latest Practicable Date and (iii) 1,474,527 shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd. Yu-Hsin Lin disclaims investment and disposition power of 1,474,527 shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd. Yu-Hsin Lin, our Chief Executive Officer, entered into a Rule 10b5-1 Plan on December 23, 2025 which provides for the potential sale of up to 136,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan will expire on June 30, 2027, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.

(2)	Represents (i) 295,264 ordinary shares (including ordinary shares represented by ADSs) directly held by Hao-Yuan Chuang, (ii) 744,181 ordinary shares underlying share options and restricted stock units granted to Hao-Yuan Chuang that are vested or will be vested within 60 days of the Latest Practicable Date; and (iii) 17,530 shares indirectly held by Hao-Yuan Chuang through Lin Bioscience International Ltd. Hao-Yuan Chuang disclaims investment and disposition power of 17,530 shares indirectly held by Hao-Yuan Chuang through Lin Bioscience International Ltd. Hao-Yuan Chuang, our Chief Financial Officer, entered into a Rule 10b5-1 Plan on December 22, 2025 which provides for the potential sale of up to 100,000 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan will expire on June 30, 2027 or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(3)	Represents (i) 33,332 ordinary shares (including ordinary shares represented by ADSs) directly held by Nathan L. Mata; and (ii) 415,155 ordinary shares underlying share options and granted to Nathan L. Mata that are vested or will be vested within 60 days of the Latest Practicable Date. Nathan L. Mata, our Chief Scientific Officer, entered into a Rule 10b5-1 Plan on December 10, 2025 which provides for the potential sale of up to 16,666 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan will expires on October 15, 2026, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(4)	Wan-Shan Chen, our director, entered into a Rule 10b5-1 Plan on December 23, 2025 which provides for the potential sale of up to 10,196 shares of the Company’s ordinary shares represented by ADSs. The Rule 10b5-1 Plan will expire on December 18, 2026, or upon the earlier completion of all authorized transactions under such Rule 10b5-1 Plan.
(5)	The cash portion of Mr. Lu’s remuneration will be deferred and will only be paid to Mr. Lu after his employment with his current employer is terminated.
(6)	Represents 17,095,263 ordinary shares directly held by Lin Bioscience International Ltd.
(7)	Based solely on a Schedule 13G/A filed with the SEC on February 17, 2026, as of December 31, 2025, Darwin Global Management, Ltd. (“Darwin Global”) reported an aggregate beneficial ownership of 3,027,704 shares of the Company’s ordinary shares. There were no shares where Darwin Global held sole voting power or sole dispositive power. This includes ordinary shares directly held by (a) Darwin Global Master Fund Ltd., to which Darwin Global serves as investment manager and (b) segregated accounts for which Darwin Global serves as an appointed sub-investment advisor.

To our knowledge, as of the Latest Practicable Date, a total of 24,077,373 ordinary shares, representing 60.2% of the outstanding ordinary shares, excluding ordinary shares issued in advance but deemed not outstanding to facilitate conversation of ordinary shares to ADSs for our equity incentive plans, were held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, to our knowledge, as of the Latest Practicable Date, a total of 471,804 ordinary shares, representing 1.2% of the outstanding ordinary shares, were held by three other record holders in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

tinlarebant (LBS-008)

tinlarebant R&D Services Agreement. On July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025, we entered into a research and development services agreement with Lin BioScience, Inc. (the parent company of our largest shareholder, Lin Bioscience International Ltd.), pursuant to which our Lin BioScience, Inc. agreed to provide certain new drug development services for pipeline tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the years ended December 31, 2023, 2024 and 2025, the Company recorded US$63 thousand, US$57 thousand and US$37 thousand in research and development expenses, respectively.

LBS-007

On November 1, 2022 and November 1, 2023, Lin BioScience, Inc. and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin BioScience, Inc., which is Lin BioScience, Inc.’s cancer pipeline. Lin BioScience, Inc. agreed to pay service fee in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2023, 2024 and 2025, the Company has provided related service connected to the above agreement to Lin BioScience, Inc. and the expense reimbursed incurred was US$46 thousand, nil and nil, respectively.

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

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market since April 29, 2022 under the symbol “BLTE.” Each ADS represents one ordinary share, par value US$0.0001 per share.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Capital Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association (“Memorandum and Articles of Association”) and the Companies Act insofar as they relate to the material terms of our ordinary shares. A copy of our Memorandum and Articles of Association is attached as Exhibit 1.1 and incorporated herein by reference.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which at the date of deposit of the requisition carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or rights on this issue than shareholders of a Delaware corporation.

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

E.Taxation

The following summary of Cayman Islands and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel.

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

Based on our gross income and of the value of our gross assets (including goodwill) and the manner in which we conduct our business, we believe we were a PFIC for U.S. federal income tax purposes for the 2025 taxable year and we expect to be a PFIC for the current taxable year. There can, however, be no assurance regarding our PFIC status as PFIC status is tested for each taxable year and will depend on the composition of our assets and income in such taxable year. Furthermore, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not challenge our application of the PFIC rules. Our counsel expresses no opinion with respect to our expectations contained in this paragraph.

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

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC annual information statement from us. Because we believe we were a PFIC for the 2025 taxable year and expect to be a PFIC for the current taxable year, we expect to provide information necessary for a U.S. Holder to make a QEF Election with respect to us for the 2025 taxable year and the current taxable year on our website (https://belitebio.com/), but there can be no assurance that we will timely provide the required information.

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

Under certain attribution rules, if we were a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax under the PFIC rules described in the preceding paragraphs on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. However, there can be no assurance we will have timely knowledge of the status of any such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. You are urged to consult your own tax advisor(s) regarding the tax issues raised by lower-tier PFICs.

If you own (or you are deemed to own) shares in a PFIC during any taxable year, you may be required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with your U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS. The rules dealing with PFICs and with the QEF Election and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, you should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the elections discussed above.

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

PROSPECTIVE INVESTORS IN OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirement contained in Section 16 of the Exchange Act.

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

I.Subsidiary Information

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest and Credit Risk

We are exposed to market risk arising from changes in interest rates primarily through our holdings of U.S. Treasury securities. As of December 31, 2025, we held cash and cash equivalents totaling US$352.9 million, consisting of US$337.3 million in cash and US$15.6 million invested in a money market fund. These balances do not bear meaningful interest-rate risk because cash is held in non-interest-bearing demand deposit accounts, and the money market fund invests in short-term, highly liquid instruments designed to maintain a stable net asset value. In addition, we invested U.S. Treasury securities of US$139.5 million with maturities greater than three months and up to twelve months and US$280.2 million of U.S. Treasury notes with a 1.5-year maturity. An immediate 10% change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

As of December 31, 2024 and 2025, the Company held cash balances of US$10.2 million and US$252.9 million, respectively, with major financial institutions in the United States, and US$21.5 million and US$84.4 million, respectively, with major financial institutions outside the United States. The Company is exposed to credit risk on its cash balances to the extent amounts exceed applicable deposit‑insurance limits in the respective jurisdictions. Although the Company’s deposits are maintained with financial institutions that management believes to be of high credit quality, uninsured balances totaled approximately US$334.6 million as of December 31, 2025. In addition, approximately 70% of the Company’s total cash was held with a single financial institution in the United States.

Foreign Currency Exchange Rate Risk

Our functional currency is U.S. dollars, but we contract with CROs and CMOs globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions arise. We do not believe a 10% change in these currencies on December 31, 2025 would have had a material effect on our results of operations or financial condition. As of December 31, 2025, substantially all of our total liabilities were denominated in the U.S. dollar.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

We issued to The Benchmark Company, LLC, as the representative of the underwriters of our initial public offering, warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS. The Representative’s Warrants are exercisable until April 28, 2027. The Representative’s Warrants are also exercisable on a cashless basis. As of the Latest Practicable Date, warrants of 169,302 shares were exercised on a cashless basis and 139,199 shares were issued, and no Representative’s Warrants remain outstanding.

In June 2023, we completed a follow-on offering under which we issued warrants to purchase 2,000,000 ADSs of our Company, with an exercise period of five year at an exercise price of US$18.00 per share. As of the Latest Practicable Date, warrants to purchase 203,699 ADSs of our Company remain outstanding and exercisable by relevant warrant holders.

On April 25, 2024, we entered into the 2024 April Securities Purchase Agreement with an institutional investor, relating to the registered direct offering of 651,380 ADSs (or Existing Warrants), each representing one ordinary share, and warrants to purchase 651,380 ordinary shares represented by ADSs, at a price of $38.38 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $44.14 per ADS. As of the Latest Practicable Date, no warrant remains outstanding in connection with the 2024 April Securities Purchase Agreement.

On November 3, 2024, we entered into a Letter Agreement with a healthcare focused institutional holder (or the Institutional Holder) of the Company’s Existing Warrants. Pursuant to the Letter Agreement, the Institutional Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of US$44.14 per ordinary share in consideration of the Company’s agreement to issue to the Institutional Holder New Warrants, to purchase up to an aggregate of 651,380 New Warrant Shares, at an exercise price of US$70.00 per ordinary share. As of the Latest Practicable Date, warrants to purchase 651,380 ADSs of our Company were exercised by the Institutional Holder, and no New Warrants remain outstanding.

On February 5, 2025, we entered into the 2025 February Securities Purchase Agreement with an institutional investor, relating to the registered direct offering of 258,309 ADSs, each representing one ordinary share, and warrants to purchase 258,309 ordinary shares represented by ADSs, at a price of $58.07 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $58.07 per ADS. As of the Latest Practicable Date, warrants to purchase 258,309 ADSs of our Company were exercised by such institutional investor, and no warrant remains outstanding in connection with the 2025 February Securities Purchase Agreement.

On August 6, 2025, we entered into the 2025 August Securities Purchase Agreement with an institutional investor, relating to the registered direct offering of 230,770 ADSs, each representing one ordinary share, and warrants to purchase 230,770 ordinary shares represented by ADSs, at a price of $65.00 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $65.00 per ADS. As of the Latest Practicable Date, warrants to purchase 70,770 ADSs of our Company remain outstanding and exercisable by such institutional investor.

On September 8, 2025, we entered into the 2025 September Securities Purchase Agreements for a private placement in public equity financing with leading healthcare investors for the purchase and sale of 1,953,124 ordinary shares, and warrants to purchase 1,953,124 ordinary shares, at a purchase price of $64.00 per ordinary share and accompanying warrant. Each warrant will be immediately exercisable, expire two years from the date of issuance and have an exercise price of $76.80 per ordinary share. As of the Latest Practicable Date, warrants to purchase 1,062,500 ordinary shares of our Company remain outstanding and exercisable by relevant warrant holders.

In December 2025, we completed an underwritten follow-on offering of 2,272,727 ADSs, each representing one ordinary share, at a public offering price of $154.00 per ADS and for an aggregate proceeds of approximately US$350.0 million, with a 30-day option for the underwriters to purchase up to 340,909 additional ADSs at the public offering price. As of the Latest Practicable Date, the underwriters have exercised their option in full.

C.Other Securities

Not applicable.

D.American Depositary Shares

Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars. Holders of our ADSs will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs held):

The depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 1 Columbus Circle, New York, New York 10019, United States of America.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, with its principal executive office at 1 Columbus Circle, New York, NY 10019, United States of America, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2023, 2024 and 2025, we received any after-tax reimbursement payment of US$28,442.79, US$38,630.64 and nil from the depositary.

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

Use of Proceeds

None.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act). Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2025. Our management has reviewed its assessment with the Audit Committee.

Deloitte & Touche, the independent registered public accounting firm that audited our consolidated financial statements included in this annual report has issued an attestation report regarding internal control over financial reporting.

C.Attestation Report of the Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Belite Bio, Inc and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 31, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2026

D.Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.Reserved

ITEM 16A.Audit Committee Financial Expert

Our audit committee, which consists of Gary C. Biddle, John M. Longo and Ita Lu, oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Gary C. Biddle is the chairman of our audit committee. We have determined that Gary C. Biddle, John M. Longo and Ita Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that each of Gary C. Biddle and John M. Longo qualifies as an “audit committee financial expert.” The audit committee is governed by a charter that complies with Nasdaq rules.

ITEM 16B.Code of Ethics

Our Board of Directors adopted a code of business conduct and ethics (“Code of Conduct”) that applies to our directors, officers and employees in April 2022, as amended. The Code of Conduct is available under the “Corporate Governance” section of our website at https://investors.belitebio.com/

ITEM 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP (PCAOB ID No. 5395) for the fiscal year ended December 31, 2024 and Deloitte & Touche (PCAOB ID No. 1060) for the fiscal year ended December 31, 2025, our principal accountant for the years indicated. We did not pay any other fees to Marcum Asia CPAs LLP and Deloitte & Touche during the, for the periods indicated below:

	Years Ended December
	2024		2025
Audit fees(1)	US$	316,000	US$	348,000
Tax fees(2)	US$	—	US$	6,414
All other fees(3)	US$	104,100	US$	278,750
Total	US$	420,100	US$	633,164
(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Tax Fees consist of professional services for tax compliance for income tax return filing.
(3)	All other fees include audit-related services and other miscellaneous items.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP for the fiscal year ended December 31, 2024 and Deloitte & Touche for the fiscal year ended December 31, 2025, our independent registered public accounting firms, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.Change in Registrant’s Certifying Accountant

As previously announced in a current report on Form 6-K filed by the Company with the SEC on March 28, 2025 (the “March 2025 Form 6-K”), the Company dismissed Marcum Asia CPAs LLP (the “Former Auditor”) and appointed Deloitte & Touche (the “Successor Auditor”) as successor auditor of the Company effective March 28, 2025.

The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee (the “Audit Committee”) and Board of Directors (the “Board”) on March 28, 2025.

After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor not the Former Auditor, be proposed for appointment as the auditor of the Company for the Company’s financial year ending on December 31, 2025. The Board considers that the aforementioned recommendation is fair and reasonable to the Company and has appointed Successor Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2025.

The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of dismissal, i.e. March 28, 2025, being reports for the financial years ended December 31, 2024 and December 31, 2023, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequent period up to March 28, 2025 which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequently up to March 28, 2025.

The Company provided the Former Auditor with a copy of the March 2025 Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to the March 2025 Form 6-K, and is incorporated by reference herein.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G.    Corporate Governance

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The Company is a foreign private issuer listed on Nasdaq, and Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. Set forth below is a brief summary of such significant differences between the Company’s corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements:

●	A majority of the members of our board of directors is not comprised of independent directors;
●	Our compensation committee is not comprised entirely of independent directors;
●	Our nominating and corporate governance committee is not comprised entirely of independent directors.

ITEM 16H.    Mine Safety Disclosure

Not applicable.

ITEM 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.    Insider Trading Policy

Our Board of Directors has adopted the Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, as amended (the “Insider Trading Policy”) setting out policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, employees and consultants that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our Board of Directors has also adopted a Compensation Recoupment Policy required by the Nasdaq Listing Rule 5608.

Under our Insider Trading Policy, any of our directors, senior management, employees or consultants in possession of material non-public information is prohibited from trading in the securities of our Company as well as from disclosing to a third party such material non-public information (tipping). The Insider Trading Policy also contains restrictions on all directors, executive officers, employees or consultants from trading in the Company’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begin on the day immediately following the end of a fiscal quarter and ends on the second trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent our Company from (i) granting stock options and other equity awards to its personnel as approved by the Board in accordance with applicable laws and regulations; and (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic trading plan established by our Company or any of its directors, officers, employees or consultants prior to the relevant periods.

Other than the Rule 10b5-1 Trading Plans adopted by (i) Yu-Hsin Lin, our Chief Executive Officer, on December 23, 2025, (ii) Hao-Yuan Chuang, our Chief Financial Officer, on December 22, 2025; (iii) Nathan L. Mata, our Chief Scientific Officer, on December 10, 2025; and (iv) Wan-Shan Chen, our director, on December 23, 2025, we do not have any outstanding share repurchase or automatic trading plan in place.

ITEM 16K.    Cybersecurity

Cybersecurity Risk Management, Strategy and Governance

Cybersecurity risk management is an integral part of our enterprise risk management framework. We have adopted various cybersecurity measures and policies to protect the confidentiality, integrity, and availability of our critical systems and information. Our executive management is principally responsible for facilitating our enterprise risk management program, and work closely with our internal audit function, dedicated IT specialist, external IT service provider and legal counsel to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents. In addition, once any cybersecurity incident is identified, our incident response team which consists of our senior IT specialist, Chief Compliance Officer and our IT service provider’s lead representative will be responsible for assessing, managing, responding to, documenting and reporting such cybersecurity incident to our Chief Executive Officer and/or our Board of Directors in accordance with the level of threat/impact of such incident, as set forth in the policy. We also maintain processes to oversee and identify risks from cybersecurity associated with our use of third-party service providers. These processes include comprehensive vendor evaluations prior to engagement, ongoing audits and testing to verify adherence to our security policies, and contractual provisions requiring vendors to meet our cybersecurity standards.

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

The Company has dedicated IT personnel with extensive experience in information technology and cybersecurity who are responsible for assessing, identifying and managing material risks from cybersecurity threats to the Company. The Company also engages experienced external consultants to enhance the effectiveness of its cybersecurity processes and to keep abreast of cybersecurity best practices. The dedicated IT personnel reports to the Chief Executive Officer, who in turn reports directly to the Board of Directors and the Audit Committee, which is the principal committee responsible for overseeing the Board’s risk management activities.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our development of our product candidates” under Item 3.D.

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
4.1

Belite Bio, Inc Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.2

2022 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 20, 2022)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.5

Series A Preferred Share Purchase and Note Conversion Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated January 21, 2020 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.6

Series B Preferred Share Purchase Agreement by and among Belite Bio, Inc and certain investors of Belite Bio, Inc named therein dated December 23, 2020 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.7

Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 13, 2016 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.8

Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated August 15, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.9

Letter of Consent issued by The Trustees of Columbia University in The City of New York dated May 3, 2018 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.10

Second Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated March 27, 2019 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.11

Third Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated October 24, 2019 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.12

Fourth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated September 1, 2021 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.13

Fifth Amendment to Exclusive License Agreement by and between Belite Bio, Inc and The Trustees of Columbia University in The City of New York dated February 4, 2022 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.14

LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated July 1, 2021 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.15

First Amendment to LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated February 23, 2022 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-264134), as amended, initially filed publicly with the SEC on April 5, 2022)

4.16

Sales Agreement by and between Belite Bio, Inc and SVB Securities LLC and Cantor Fitzgerald & Co. dated June 16, 2023 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on June 16, 2023)

4.17

Underwriting Agreement by and between Belite Bio, Inc and SVB Securities LLC and Cantor Fitzgerald & Co., as representatives of the underwriters named therein, dated May 30, 2023 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on May 30, 2023)

4.18

Belite Bio, Inc Severance and Change in Control Plan (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-41359) for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025)

4.19

Securities Purchase Agreement by and between Belite Bio, Inc and an institutional investor dated April 25, 2024 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on April 25, 2024)

4.20

Form of Inducement Offer Letter Agreement by and between Belite Bio, Inc and an institutional investor dated November 3, 2024 (incorporated by reference to Exhibit 10.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on November 4, 2024)

4.21

Securities Purchase Agreement by and between Belite Bio, Inc and an institutional investor dated February 5, 2025 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on February 6, 2025)

4.22

Placement Agency Agreement by and between Belite Bio, Inc and Titan Partners Group LLC, a division of American Capital Partners, LLC, as exclusive placement agent, dated February 5, 2025 (incorporated by reference to Exhibit 1.2 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on February 6, 2025)

4.23

Securities Purchase Agreement by and between Belite Bio, Inc and an institutional investor dated August 6, 2025 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on August 7, 2025)

4.24

Placement Agency Agreement by and between Belite Bio, Inc and Titan Partners Group LLC, a division of American Capital Partners, LLC, as exclusive placement agent, dated August 6, 2025 (incorporated by reference to Exhibit 1.2 from our current report on Form 6- K (File No. 001-41359) filed publicly with the SEC on August 7, 2025)

4.25

Form of Securities Purchase Agreement by and between Belite Bio, Inc and certain healthcare investors dated September 8, 2025 (incorporated by reference to Exhibit 10.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on September 8, 2025)

4.26

Form of Registration Rights Agreement by and between Belite Bio, Inc and certain healthcare investors dated September 8, 2025 (incorporated by reference to Exhibit 10.2 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on September 8, 2025)

4.27

Underwriting Agreement by and between Belite Bio, Inc and Morgan Stanley & Co. LLC, Leerink Partners LLC and BofA Securities, Inc., as representatives of the underwriters named therein, dated December 1, 2025 (incorporated by reference to Exhibit 1.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on December 2, 2025)

8.1*	List of subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics and Whistleblower Policy of the Registrant
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Touche
15.2*	Consent of Marcum Asia
15.3

Letter from Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission, dated March 28, 2025 (incorporated by reference to Exhibit 99.1 from our current report on Form 6-K (File No. 001-41359) filed publicly with the SEC on March 28, 2025)

15.4*	Consent of Maples and Calder (Hong Kong) LLP
97.1

Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F (File No. 001-41359) for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024)

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

Date: March 31, 2026	Belite Bio, Inc

	By:	/s/ Yu-Hsin Lin
	Name:	Yu-Hsin Lin
	Title:	Chief Executive Officer and Chairman of the Board

BELITE BIO, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Belite Bio, Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Belite Bio, Inc and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued research and development expenses — Refer to Notes 2 and 9 to the consolidated financial statements

Critical Audit Matter Description

The Company incurs certain clinical research and development expenses from third‑party contract research organizations. The Company accrues expenses for preclinical studies and clinical trial activities performed by its vendors based on the progress of the studies, as measured by the timing of the various aspects of the study or related activities being conducted. If the actual timing of the performance of services or the level of activities differs from the original estimates, the Company adjusts the related accrual accordingly. The Company determines estimates of work completed under the contracts through review of the underlying contractual terms and discussions with internal clinical personnel and external service providers to identify services that have been performed and to estimate the level of service performed and the associated costs incurred based on vendor estimates for those services.

Given the judgement required by management to estimate the extent of services performed and the associated expenses incurred as it relates to research and development costs incurred, performing audit procedures to evaluate accrued research and development expenses required a high degree of auditor judgement and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accrued clinical research and development expenses included the following, among others:

●	We tested the effectiveness of controls over management’s review of accrued clinical trial expenses, including procedures for assessing study progress, reviewing underlying contract terms, and evaluating information received from internal clinical personnel and third‑party contract research organizations regarding activities performed and costs incurred.
●	We evaluated publicly available information (such as press releases and investor presentations) and board of directors’ materials regarding the status of research and development activities.
●	We tested the related accrual of research and development expenses from the samples we selected by:
●	Confirming the completeness and accuracy of the terms and conditions of research and development service contracts directly with the vendor.
●	Obtaining and reading the related contracts to understand key provisions and agree them to the Company’s analysis.
●	Obtaining and inspecting third-party documents and other correspondence received from the vendors related to the services provided and comparing them to the Company’s schedule of estimated expenses incurred to date.
●	Inspecting meeting minutes between the Company’s finance team and clinical and manufacturing operations and corroborating the progress of research and development activities through inquiry with the Company’s clinical operations personnel.
●	Examining invoices received from vendors and cash disbursements, where applicable, made subsequent to the balance sheet date and inquiring of clinical operations to corroborate the applicable service period in order to evaluate completeness of the accruals.
●	We also inspected subsequent invoices received from the vendors and cash disbursements made, to the extent such invoices were received, or payments were made, prior to the date that the consolidated financial statements were issued.

/s/ Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2026

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Belite Bio, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Belite Bio, Inc (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 through 2025 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

March 17, 2025

BELITE BIO, INC

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share and per share amounts)

	December 31
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$31,677	$352,932
Available-for-sale investments	4,549	—
Held-to-maturity investments	108,923	139,490
Other receivables	575	700
Prepayments and other current assets	1,349	1,150
Total current assets	147,073	494,272
Non-current assets
Held-to-maturity debt securities	—	280,166
Property and equipment, net	444	344
Intangible assets	31	19
Prepayments and other non-current assets	3,960	5,069
Security deposits	103	253
Operating lease right-of-use asset	521	433
Total non-current assets	5,059	286,284
TOTAL ASSETS	$152,132	$780,556
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	5,761	9,636
Other payables to related parties	13	5
Operating lease liabilities – current	276	241
Total current liabilities	6,050	9,882
Non-current liabilities
Operating lease liabilities – non-current	261	188
Total non-current liabilities	261	188
TOTAL LIABILITIES	6,311	10,070
Shareholders’ equity
Ordinary shares, par value of US$0.0001 per share; 400,000,000 shares authorized; 31,857,802 and 39,353,365 shares issued; and 31,826,549 and 39,339,960 shares outstanding as of December 31, 2024 and 2025, respectively	3	4
Additional paid-in capital	254,125	956,276
Accumulated other comprehensive loss	(660)	(536)
Accumulated deficit	(107,647)	(185,258)
Total shareholders’ equity	145,821	770,486
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$152,132	$780,556

The accompanying notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US Dollars, except share and per share amounts)

	For the Years Ended
	December 31,
	2023	2024	2025
Expenses
Research and development	$24,844	$29,939	$45,377
Selling, general and administrative	6,824	10,057	38,831
Total operating expenses	31,668	39,996	84,208
Loss from operations	(31,668)	(39,996)	(84,208)
Other income (expense):
Interest income	74	3,737	6,640
Interest expense	(25)	(20)	(2)
Other income (expense)	(4)	141	(41)
Total other income, net	45	3,858	6,597
Loss before income tax	(31,623)	(36,138)	(77,611)
Income tax expense	9	6	—
Net loss	(31,632)	(36,144)	(77,611)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	18	(286)	124
Total comprehensive loss	$(31,614)	$(36,430)	$(77,487)
Weighted average number of ordinary shares used in per share calculation:
− Basic and Diluted	26,593,673	30,538,378	33,538,160
Net loss per ordinary share
− Basic and Diluted	$(1.19)	$(1.18)	$(2.31)

The accompanying notes are an integral part of the consolidated financial statements.

BELITE BIO, INC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of US Dollars, except share)

				Accumulated
			Additional	other		Total
	Ordinary Shares		Paid - in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	loss	deficit	Equity
Balance as of January 1, 2023	24,898,908	$3	$81,761	$(392)	$(39,871)	$41,501
Issuance of shares upon follow-on offering	2,000,000	—	27,317	—	—	27,317
Issuance of shares upon “At-the-Market offering (“ATM”), net	731,843	—	27,403	—	—	27,403
Non-cash exercise of Representative’s Warrants	65,399	—	—	—	—	—
Exercise of warrants	1,105,978	—	21,652	—	—	21,652
Exercise of share options	347,316	—	349	—	—	349
Share-based compensation expense	—	—	3,823	—	—	3,823
Net loss	—	—	—	—	(31,632)	(31,632)
Foreign currency translation adjustment	—	—	—	18	—	18
Balance as of December 31, 2023	29,149,444	$3	$162,305	$(374)	$(71,503)	$90,431
Issuance of shares upon registered direct offering, net	651,380	—	24,811	—	—	24,811
Issuance of shares upon ATM, net	284,719	—	16,295	—	—	16,295
Non-cash exercise of Representative’s Warrants	73,800	—	—	—	—	—
Exercise of warrants	1,320,337	—	38,960	—	—	38,960
Exercise of share options	346,869	—	2,767	—	—	2,767
Share-based compensation expense	—	—	8,987	—	—	8,987
Net loss	—	—	—	—	(36,144)	(36,144)
Foreign currency translation adjustment	—	—	—	(286)	—	(286)
Balance as of December 31, 2024	31,826,549	$3	$254,125	$(660)	$(107,647)	$145,821
Issuance of shares upon registered direct offering, net	489,079	—	27,746	—	—	27,746
Issuance of shares upon Private-Placement in Public Equity (“PIPE”), net	1,953,124	—	118,211	—	—	118,211
Issuance of shares upon underwritten public offering and over-allotment, net	2,613,636	1	377,466	—	—	377,467
Issuance of shares upon ATM, net	193,000	—	28,971	—	—	28,971
Exercise of warrants	1,463,491	—	102,993	—	—	102,993
Exercise of share options	561,081	—	7,845	—	—	7,845
Share-based compensation	240,000	—	38,919	—	—	38,919
Net loss	—	—	—	—	(77,611)	(77,611)
Foreign currency translation adjustment	—	—	—	124	—	124
Balance as of December 31, 2025	39,339,960	$4	$956,276	$(536)	$(185,258)	$770,486

The accompanying notes are an integral part of the consolidated financial statements.

BELITE BIO INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US Dollars)

	For the Years Ended
	December 31,
	2023		2024		2025
Cash flows from operating activities
Net loss	$(31,632)		$(36,144)		$(77,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	139		164		172
Non-cash lease expense	260		281		280
Amortization of intangible assets	—		4		12
Share-based compensation expense	3,823		8,987		38,919
Interest income from investments	—		(3,577)		(1,313)
Fair value change on investments	—		(49)		—
Gains on operating lease modification	—		(33)		—
Changes in operating assets and liabilities:
Other receivables	(56)		56		(66)
Other receivables due from related parties	(16)		18		—
Prepayments and other assets	(3,516)		(1,112)		(768)
Other payables due to related parties	—		13		(8)
Accrued expenses and other liabilities	1,421		2,463		3,846
Security deposits	(16)		—		(150)
Operating lease liabilities	(244)		(305)		(301)
Net cash used in operating activities	(29,837)		(29,234)		(36,988)
Cash flows from investing activities
Acquisition of property and equipment	(63)		(116)		(71)
Acquisition of intangible assets	—		(35)		—
Acquisition of available-for-sale investments	—		(4,500)		—
Proceeds from maturities of available-for-sale investments	—		—		4,500
Acquisition of held-to-maturity investments	—		(183,765)		(451,994)
Proceeds from maturities of held-to-maturity investments	—		77,844		142,565
Prepayments for property and equipment	—		—		(107)
Net cash used in investing activities	(63)		(110,572)		(305,107)
Cash flows from financing activities
Payments of follow-on offering costs	(883)		—		—
Proceeds from follow-on offering, net of underwriter’s discount	28,200		—		—
Payments of ATM offering costs	(347)		(179)		—
Proceeds from ATM offering, net of fees	26,988		16,474		28,971
ATM proceeds received in settlement of other receivable	—		762		—
Payments of registered direct offering costs	—		(189)		(304)
Proceeds from registered direct offering, net of fees	—		25,000		28,050
Payments of PIPE offering costs	—		—		(6,789)
Proceeds from PIPE offering, gross	—		—		125,000
Payments of underwritten public offering costs	—		—		(883)
Proceeds from underwritten public offering and over-allotment exercise, net of underwriter’s discount	—		—		378,350
Proceeds from exercise of warrants	21,652		38,960		102,993
Proceeds from exercise of share options	349		2,767		7,845
Net cash provided by financing activities	75,959		83,595		663,233
Effects of exchange rate on cash and cash equivalent	9		(269)		117
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	46,068		(56,480)		321,255
CASH AND CASH EQUIVALENT AT BEGINNING OF THE YEAR	42,089		88,157		31,677
CASH AND CASH EQUIVALENT AT END OF THE YEAR	$88,157		$31,677		$352,932
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	—		—		1
Cash paid for income tax	9		6		—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Follow-on offering underwriting discounts reclassed to additional paid-in-capital	1,800		—		—
ATM offering sales commissions reclassed to additional paid-in-capital	858		509		896
ATM proceeds not yet received in cash as other receivable	762		—		—
Non-cash exercise of Representative’s Warrants	—	*	—	**	—
Right-of-use assets obtained in exchange of lease liabilities	265		388		529
Right-of-use assets in exchange of lease liabilities from an operating lease modification	—		385		361

* The Company issued 65,399 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants.

** The Company issued 73,800 shares of ordinary shares in a non-cash exercise of 84,651 shares of Representative’s Warrants.

The accompanying notes are an integral part of the consolidated financial statements.

BELITE BIO INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US Dollars, except for number of shares and per share data, unless otherwise noted)

1.ORGANIZATION AND BASIS OF PRESENTATION

Belite Bio, Inc (“Belite” or the “Company”) was incorporated under the laws of the Cayman Islands on March 27, 2018. The Company and its subsidiaries are engaged in research and development of novel therapeutics targeting significant unmet needs.

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO, before deducting the underwriting discounts and commissions and offering expenses, were $36,000 with net proceeds of $33,705. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4,285.

Upon closing of the IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date of April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

On June 2, 2023, the Company completed its follow-on offering of (i) 2,000,000 of ADSs, representing 2,000,000 of the Company ordinary shares, par value US$0.0001 per share; and (ii) warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrant. The ADSs and the detachable warrants were sold together at a public offering price of $15.00. The gross proceeds from this offering, before deducting the underwriting discounts and commissions and offering expenses, were $30,000 with net proceeds of $27,317.

On June 16, 2023, the Company entered into a sales agreement (the “Sales Agreement”), with SVB Securities LLC (“SVB Securities”) and Cantor Fitzgerald & Co. (“Cantor”) acting as the Company’s sales agents, under which the Company may, from time to time, offer and sell ADSs through an At-the-Market (“ATM”) offering program at an aggregate offering price of up to $100,000. Each ADS represents one of the Company ordinary shares, par value $0.0001 per share. The Company has raised $28,608, $16,984 and 29,867 in gross proceeds and $27,403, $16,295, and 28,971 in net proceeds, after deducting sales commissions and other fees and expenses, by issuing 731,843 ADSs 284,719 ADSs and 193,000 ADSs for the years ended December 31, 2023, 2024 and 2025, respectively.

On April 25, 2024, the Company announced that it has entered into a securities purchase agreement with an institutional investor for the purchase and sale of up to an aggregate of 651,380 ADSs, with each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants (“Existing Warrants”) to purchase up to an aggregate of 651,380 ADSs, immediately exercisable at an exercise price equal to $44.14 per ADS and expire on the five-year anniversary of the issuance, in a registered direct offering. The gross proceeds to the Company from the offering were approximately $25,000 (before any warrant exercise), before deducting the relevant expenses, and net proceeds were $24,811.

On November 3, 2024, the Company entered into an inducement offer letter agreement for the immediate exercise of Existing Warrants to purchase up to an aggregate of 651,380 ordinary shares of the Company originally issued in April 2024, at an exercise price of $44.14 per share. The gross proceeds to the Company from the exercise of Existing Warrants were $28,752. In consideration for the immediate exercise of Existing Warrants for cash, the Company issued new warrants (“November Warrants”) to purchase up to 651,380 ordinary shares. The November Warrants have an exercise price of $70.00 per share, exercisable immediately upon issuance and will expire five years from the date of issuance. If the investor were to exercise the November Warrants in full, the gross proceeds from such new warrants would be approximately $45,597.

In December 2024, Belite Bio (HK) Limited established Belite Bio (Taiwan) Inc as a wholly - owned subsidiary in Taiwan.

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting placement agent fees and offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of the five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADS and warrants to purchase 230,770 ADSs, at a purchase price of $65.00 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting placement agent fees and offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of the five-year warrants issued in the offering. The closing of the offering occurred on August 8, 2025.

On September 8, 2025, the Company announced that it entered into securities purchase agreements with leading healthcare investors for a private placement in public equity financing (the “PIPE”) that resulted in gross proceeds of approximately $125,000, before deducting placement agent fees and estimated offering expenses, and up to an additional approximately $150,000 in gross proceeds if the accompanying warrants are fully exercised for cash. At the closing of the PIPE, the Company issued 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at a purchase price of $64.00 per ordinary share and accompanying warrant (the “PIPE Purchase Price”). Each warrant is immediately exercisable with an exercise price of $76.80 per ordinary share and will expire two years from the date of issuance. The closing of the PIPE occurred on September 9, 2025. In September 2025, Belite Bio (HK) Limited established Belite Bio (Swiss) AG as a wholly-owned subsidiary in Switzerland.

In November 2025, Belite Bio (Swiss) AG established Belite Bio Japan Inc as a wholly-owned subsidiary in Japan.

On December 1, 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC, Leerink Partners LLC and BofA Securities, Inc., as representatives of the underwriters named therein, relating to the underwritten public offering of 2,272,727 American Depositary Shares, or ADSs, each representing one ordinary share, at a public offering price of $154.00 per ADS. The Company has also granted the underwriters a 30-day option to purchase up to 340,909 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions. The offering resulted in gross proceeds of approximately $350,000, before deducting underwriting discounts and commissions and other offering expenses. The closing of the offering occurred on December 3, 2025. The underwriters exercised in full the over-allotment option to purchase 340,909 ADSs during December 2025, resulting in additional gross proceeds of $52,500.

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Belite Bio Holdings Corp. (“Belite Holding”)	June 10, 2016	The United States of America	100% owned by Belite	Commercial preparation, marketing, distribution, and sales of pharmaceutical products
Belite Bio, LLC (“Belite USA”)	June 10, 2016	The United States of America	100% owned by Belite Holding	Research and development
RBP4 Pty Ltd (“RBP4”)	August 13, 2018	Australia	100% owned by Belite Holding	Clinical trial activities
Belite Bio (HK) Limited (“Belite HK”)	June 10, 2021	Hong Kong	100% owned by Belite	Clinical trial activities
Belite Bio (Shanghai) Limited (“Belite Shanghai”)	August 12, 2021	China	100% owned by Belite HK	Clinical trial activities
Belite Bio (Taiwan) Inc (“Belite Taiwan”)	December 18, 2024	Taiwan	100% owned by Belite HK	Supporting clinical trial activities, research and development and back-office service
Belite Bio (Swiss) AG (“Belite Swiss”)	September 1, 2025	Switzerland	100% owned by Belite HK	Conducting research and development, marketing, distribution, and sales of pharmaceutical products
Belite Bio Japan Inc (“Belite Japan”)	November 14, 2025	Japan	100% owned by Belite Swiss	Marketing, distribution, and sales of pharmaceutical products

Liquidity

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from private placement of equity and debt securities and public offering of American Depositary Shares. The Company had an accumulated deficit of approximately $107,647 and $185,258 as of December 31, 2024 and 2025, respectively. The Company had net losses of approximately $36,144 and $77,611 for the years ended December 31, 2024 and 2025.

As of December 31, 2025, the Company had a total of $352,932 in cash and cash equivalents, $139,490 in short-term investments, and $484,390 in working capital. Management closely monitors the Company’s cash position and cash management strategies to ensure liquidity needs are met.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, accrued research and development expenses related to payments to contract research organizations (“CRO”), valuation of ordinary shares, valuation allowance for deferred income tax assets, useful lives for property and equipment, discount rate for right-of-use (“ROU”) assets and operating lease liabilities, the fair value of share-based compensation and warrants. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table is a summary of the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investments:
Liquidity fund	4,549	—	—	4,549
Held-to-maturity investments:
U.S. treasury bills	—	90,430	—	90,430
Time deposit	—	18,493	—	18,493
Total	4,549	108,923	—	113,472

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents:
Money Market fund	15,641	—	—	15,641
Held-to-maturity investments:
U.S. treasury bills	—	139,490	—	139,490
U.S. treasury notes	—	280,166	—	280,166
Total	15,641	419,656	—	435,297

Level 2 assets were valued using observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets in active markets or other directly/indirectly observable data.

The carrying values of the Company’s other receivables, accrued expenses and other liabilities, other payable due to related parties, warrants included in current assets and liabilities approximate their respective fair values because of their general short-term nature. During the year ended December 31, 2024 and 2025, there were no transfers between Level 1, Level 2 and Level 3. See Note 5 and Note 7 for additional details regarding financial assets classified as Level 2 in the fair value hierarchy. The fair values of the warrants are classified as Level 3 in the fair value hierarchy. For further information on the warrants, see Note 14 Equity.

Cash and cash equivalents

Cash deposits placed with banks are unrestricted as to withdrawal or use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts. The carrying value of cash equivalents approximates fair value due to the short-term nature of such financial instruments.

Short-term investments

Available-for-sale

Investments classified as “available-for-sale” may be sold prior to maturity due to changes in interest rates, prepayment risks, availability of alternative investments, or to meet the Company’s liquidity needs. The Company classifies its investments in liquidity funds as available-for-sale financial assets and measures the investment at fair value. Changes in the fair value are reflected in the accumulated other comprehensive loss.

Held-to-maturity

Investments are classified as held-to-maturity when the Company has positive intent and ability to hold the securities to maturity. The Company classifies its investments in U.S. treasury bills and time deposits with a range of maturity dates over 3 months and less than or equal to 12 months as held-to-maturity investments, which are initially recognized at cost and subsequently measured at amortized cost. Interest income is recognized over time using the effective interest method. The Company reviews its investments in held-to-maturity investments for expected credit losses under the Current Expected Credit Losses (CECL) model at each reporting date by assessing various factors, including credit quality of the financial institution, historical experience, current economic conditions, and reasonable and supportable forecasts to estimate expected credit losses.

Other receivables

Other receivables include third parties (non-trade), sales agents, and employees (other than related parties) receivables. As of December 31, 2024, and 2025, the Company recorded $575 and $700, respectively, which primarily relate to interest receivable from investments.

Deferred offering costs

Deferred offering costs consist of legal, accounting, and other costs incurred through the balance sheet date that are directly related to the Company’s equity offering and will be charged to shareholder’s equity upon the completion of the equity offering. Should the equity offering prove to be unsuccessful, the deferred offering costs will be charged to operating expense in the consolidated statement of operations and comprehensive loss.

Follow-on offering costs consist of regulation, legal, accounting and other costs, the Company recorded follow-on offering cost of $883 and reclassed to additional-paid-in-capital as of December 31, 2023.

ATM offering costs consists of legal, accounting and other costs. The Company recorded an offering cost of $347 and $179 and reclassed to additional-paid-in-capital for the years ended December 31, 2023 and December 31, 2024, respectively.

Registered direct offering costs consist of regulation, legal, accounting and other costs. The Company recorded registered direct offering cost of $189 and $304 and reclassed to additional-paid-in-capital as of December 31, 2024 and December 31, 2025, respectively.

PIPE offering costs consist of regulation, legal, accounting and other costs. The Company recorded PIPE offering cost of $6,789 and reclassed to additional-paid-in-capital for the years ended December 31, 2025.

Underwritten public offering and over-allotment exercise costs consist of regulation, legal, accounting and other costs, the Company recorded follow-on offering cost of $883 and reclassed to additional-paid-in-capital as of December 31, 2025.

Long-term investment

Held-to-maturity debt securities

Investments are classified as held-to-maturity when the Company has positive intent and ability to hold the securities to maturity. The Company classifies its investments in U.S. treasury notes as held‑to‑maturity debt securities, which are initially recognized at cost and subsequently measured at amortized cost. Interest income is recognized over time using the effective interest method. The Company reviews its investments in held‑to‑maturity debt securities for expected credit losses under the CECL model at each reporting date by assessing various factors, including credit quality of the issuer, historical experience, current economic conditions, and reasonable and supportable forecasts to estimate expected credit losses.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment if applicable. Property and equipment consist of laboratory equipment, transportation equipment, office equipment, and leasehold improvements. Depreciation for laboratory equipment, transportation equipment and office equipment is computed on a straight-line basis over estimated useful lives of 5 years, and leasehold improvement is computed on the shorter of the remaining lease terms or estimated useful lives.

Repair and maintenance costs are charged to expenses as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets.

Retirements, sales, and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive loss.

Long-lived asset impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by the discounted cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. No impairment loss was recorded for the years ended December 31, 2023, 2024 and 2025.

Segment reporting

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities with separate discrete financial information and operating results. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the research and development of novel therapeutics targeting significant unmet needs. The Company’s CODM assesses performance for the segment and, taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash, decides how to allocate resources by regularly reviewing the segment net income (loss), which is also reported as consolidated net loss on the statement of operations and comprehensive loss. Further, the CODM reviews and utilizes functional expenses (i.e., research and development expenses and general and administrative expenses) at the consolidated level to manage the Company’s operations. Other segment items included in share-based compensation, interest income, net, other income (expense), and income tax expense, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

Research and development expenses

Research and development expenses primarily include (1) payroll, share-based compensation, and other related costs of personnel engaged in research and development activities; (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Company; (3) costs related to preclinical testing of the Company’s technologies and clinical trials, such as payments to contract research organizations (“CRO”), contract manufacturing organizations (“CMO”), investigators, and clinical trial sites that conduct the clinical studies; (4) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses; (5) other research and development expenses. Research and development expenses are charged to expenses as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development.

Accrued research and development expenses

The Company records accruals for estimated costs from its obligations under contracts with vendors, consultants, CROs and CMOs, in connection with conducting research and development activities. The Company reflects research and development expenses in the consolidated financial statements by matching those expenses with the period in which services and efforts are expended. Estimates for accrued research and development expenses are classified as accrued expenses on the accompanying consolidated balance sheet.

The financial terms of the CRO contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which the services are provided under such contracts. The Company accounts for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities and determines accrual estimates through review of the underlying contracts along with discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, the Company adjusts its rate of expense recognition if actual results differ from its estimates.

As of December 31, 2025, the Company has several ongoing clinical studies in various clinical trial stages. The clinical contracts are generally cancellable, with notice, at the Company’s option. The Company did not record any accrued expenses for contract cancellations as of December 31, 2024 or 2025, as it had no plans to cancel existing contracts.

Leases

On January 1, 2022, the Company adopted ASC Topic 842, Leases (the “new lease standard”) by applying the modified retrospective approach to all leases. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. The Company elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption, (4) identified leases did not contain non-lease components and require no further allocation of the total lease cost. The Company elected the short‑term lease practical expedient for leases with an initial term of 12 months or less. Such leases are not recorded on the consolidated balance sheets, and the associated lease payments are recognized in the consolidated statements of operations and comprehensive loss on a straight‑line basis over the lease term.

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

Income tax

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to be reversed. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of a deferred income tax asset will not be realized.

The Company evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position when it is “more-likely-than-not” to be sustained under examination based solely on the technical merits of the position, assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties on an underpayment of income taxes, if any, as a component of income tax expense.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options and warrants, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.

Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants for 169,302 shares and are also exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB Accounting Standards Codification ASC 480 (“ASC 480”), Distinguishing Liabilities from Equity and ASC 815 (“ASC 815”), Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net - share settlement or (ii) give the Company a choice of net - cash settlement or settlement in its own shares (physical settlement or net - share settlement), the warrants are required to be recorded as a component of additional paid - in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is assessed at the end of each reporting period. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Share-based compensation

Awards Granted to Employees

The Company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718, Compensation-Stock Compensation. Employees’ share- based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method over the requisite service period, which is the vesting period, on a straight-line basis; c) for share-based awards granted with performance condition, using graded vesting method over the period based on the expected milestone achievement dates. Share-based compensation expense is recorded in research and development and selling, general and administrative expenses based on the classification of the work performed by the grantees.

The Company’s determination of the fair value of share option on the date of grant utilized the Binomial Option Pricing Model with the assistance of an independent third-party valuation firm. Grant date fair value was impacted by Belite’s ordinary share price as well as changes in assumptions regarding a number of variables which included, but were not limited to, the expected term that options remained outstanding, the expected ordinary share price volatility over the term of the option awards, risk-free interest rates, and expected dividends.

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

Foreign Currency Transactions

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

Translation of foreign currency financial statements

The functional currency is the local currency of the respective entities. The United States dollar (“$”) is the functional currency of the Company’s entities incorporated in the Cayman Islands, the United States, Hong Kong and Swiss; the functional currencies of the Company’s subsidiaries in Australia, Shanghai, Japan and Taiwan are Australian dollar (“AU$”), Renminbi (“RMB”), Japanese Yen (“JPY”) and New Taiwan Dollars (“NTD”) respectively.

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

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2023, 2024 and 2025:

Supplier	2023	2024	2025
A	$7,941	$5,010	$	*
B	6,926	5,846		10,802
C	*	*		4,987
*	Represents less than 10% of research and development expenses for the years ended December 31, 2023, 2024 and 2025.

Concentration of credit risk

As of December 31, 2024 and 2025, the Company held aggregate cash balances of $10,208 and $252,901, respectively, at major financial institutions in the United States; and $21,469 and $84,390, respectively, with major financial institutions outside the United States. The Company is exposed to credit risk on its cash balances to the extent amounts exceed applicable deposit‑insurance limits in the respective jurisdictions. Although the Company’s deposits are maintained with financial institutions that management believes to be of high credit quality, uninsured balances totaled approximately $334,557 as of December 31, 2025. In addition, approximately 70% of the Company’s total cash was held with a single financial institution in the United States.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under ASU 2023-09, entities are required to uniformly classify and present greater disaggregation of information in the rate reconciliation and income taxes paid. ASU 2023-09 is intended to benefit investors by improving the transparency and decision usefulness of income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

In November 2024 and January 2025, the FASB issued ASU 2024-03 and ASU 2025-01 on Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which will improve a public business entity’s disclosures on certain costs and expenses, such as cost of sales, selling, general and administrative, and research and development, by providing more detailed, disaggregate information in the notes to the financial statements. The amendments are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available. The amendments should be applied on either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the provisions of the amendments and the effect on its future condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The amendments are effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments are effective for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, as part of the standing project on its agenda to make improvements to the Codification in response to feedback from stakeholders. The amendments make Codification updates to a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position, cash flows and financial statement disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3. CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2025
Cash in banks	$31,677	$337,291
Cash equivalents	—	15,641
	$31,677	$352,932

As of December 31, 2025, the Company invested in a short-term USD money market fund, JP Morgan US dollar LIQUIDITY LVNAV FUND W (DIST.) in the amount of $15,641, which is classified as Cash equivalents.

4.AVAILABLE-FOR-SALE INVESTMENTS

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

5.HELD-TO-MATURITY INVESTMENTS

The Company invested U.S. treasury bills and time deposit with maturities over 3 months and less than or equal to 12 months, which are initially recognized at cost and subsequently measured at amortized cost. Interest income is recognized over time using the effective interest method. As of December 31, 2024, the Company had U.S. treasury bills in the carrying amount of $90,430 which included interest of $1,095 and time deposits in the carrying amount of $18,493 with interest receivables of $575 on the consolidated balance sheet. As of December 31, 2024, the total interest received was $1,907. As of December 31, 2024, amortized costs approximated the fair value of such held-to-maturity investments due to short-term maturity, and there was no allowance for expected credit losses recognized for the year ended 2024. As of December 31, 2025, the Company had U.S. treasury bills in the carrying amount of $139,490 which included interest of $1,377 on the consolidated balance sheet. As of December 31, 2025, the total interest received was $4,729. As of December 31, 2025, amortized costs approximated the fair value of such held-to-maturity investments due to short-term maturity, and there was no allowance for expected credit losses recognized for the year ended 2025.

6.OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS, PREPAYMENTS AND OTHER NON - CURRENT ASSETS

Other receivables consist of the following:

	As of December 31,
	2024	2025
Interest receivables	575	634
Other receivables	—	66
	$575	$700

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
Prepaid insurance premiums	$414	$641
Other prepayments for research and development expense (1)	916	486
Deductible value-added tax input	19	18
Other current assets	—	5
	$1,349	$1,150

(1) Other prepayments for research and development expense represents payments made to third party contract research organizations (“CROs”) for pass-through expenses.

Prepayments and other non-current assets consist of the following:

	As of December 31,
	2024	2025
Prepaid insurance premiums	$27	$172
Other prepayments for research and development expense (2)	3,933	4,897
	$3,960	$5,069

(2) Other prepayments for research and development expense represents payments made to third party CROs to assist in the performance of clinical trial activities and the contract duration is expected to be 5 years.

7.HELD‑TO‑MATURITY DEBT SECURITIES

The Company invested U.S. treasury notes, which are initially recognized at cost and subsequently measured at amortized cost. Interest income is recognized over time using the effective interest method. As of December 31, 2025, the Company had U.S. treasury notes in the carrying amount of $ 280,166 and interest receivables of $634 on the consolidated balance sheet. As of December 31, 2025, amortized costs approximated the fair value of such held-to-maturity investments, and there was no allowance for expected credit losses recognized for the year ended 2025.

8.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2024	2025
Laboratory equipment	$474	$536
Transportation equipment	49	53
Office equipment	75	75
Leasehold improvements	187	187
Less: accumulated depreciation	(341)	(507)
Total	$444	$344

Depreciation expenses recognized during the years ended December 31, 2023, 2024 and 2025, were approximately $139, $164 and $172, respectively.

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
Research and development	$4,070	$5,557
Legal and consulting	614	1,727
License royalties	85	143
Payroll and Reimbursement	703	1,610
Other	289	599
	$5,761	$9,636

10.SHARE-BASED COMPENSATION

2022 Performance Incentive Plan

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

On April 18, 2022, the Board granted 1,698,667 shares to the management team, employees, and the independent directors. Share options containing only service conditions granted to each grantee under 2022 Plan, which will generally be exercisable upon the grantee renders service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On July 17, 2023, the Board granted 1,015,000 share options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 995,956 shares as of January 2023. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under 2022 Plan as of the date hereof is 1,152,615 shares. Share options containing only service conditions granted to each grantee under 2022 Plan will generally be exercisable upon the grantee rendering service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On January 2, 2024 and August 29, 2024, the Board granted 1,275,000 share options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 1,165,977 shares as of January 2024. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under 2022 Plan (including both Share Incentive Plan (as defined under 2022 Plan) and 2022 Plan) as of the date hereof is 1,212,258 shares. The vesting conditions of the share options are the same as those of the previous grant.

On February 12, 2025, the Board granted 700,000 share options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under the 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 1,273,061 shares as of January 2025. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under the 2022 Plan (including both Share Incentive Plan (as defined under the 2022 Plan) and the 2022 Plan) as of the date hereof is 1,310,319 shares. The vesting conditions of the share options are the same as those of the previous grant.” If the vesting condition is the same with the previous one.

On April 15 and June 10, 2025, the Board awarded 200,000 share options to eligible persons under the 2022 Plan, in light of his or her past, continuing, and future services and contributions to the Company merit. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On October 7, 2025, the Board granted 250,000 share options, the Board awarded eligible persons option grants under the 2022 Plan, considering his or her past, continuing, and future services and contributions to the Company merit. As of December 31, 2025, the Company had 23,829 shares available for future grants.

Share options containing both service conditions and performance conditions granted to each grantee under the 2020 Share Incentive Plan (“2020 Plan”), and 2022 Plan shall become eligible for vesting upon the occurrence of their applicable performance conditions (including but not limited to the completion of business and operational goals, etc.).

The fair value of options was determined using the Binomial Option Pricing Model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate and the expected dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. As the Company did not have sufficient information on past employee exercise history, the exercise multiple was based on management’s estimation. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of April 18,	As of July 17,	As of January 3,
	2022	2023	2024
Risk-free interest rate	2.85%	3.81%	3.91%
Expected volatility range	34.79%	39.55%	38.25%
Exercise multiple	2.80	2.80	2.80
Expected dividend yield	—	—	—

	As of August 29,	As of September 1,	As of November 1,
	2024	2024	2024
Risk-free interest rate	3.87%	3.91%	4.37%
Expected volatility range	36.06%	36.02%	35.58%
Exercise multiple	2.80	2.80	2.20
Expected dividend yield	—	—	—

	As of February 12,	As of April 15,	As of June 10,
	2025	2025	2025
Risk-free interest rate	4.62%	4.35%	4.40%
Expected volatility range	33.94%	34.04%	33.49%
Exercise multiple	2.80	2.80	2.20
Expected dividend yield	—	—	—

	As of October 07,	As of October 28,
	2025	2025
Risk-free interest rate	4.14%	3.99%
Expected volatility range	33.24%	33.10%
Exercise multiple	2.80	2.80
Expected dividend yield	—	—

A summary of the Company’s share option activity under the plans for the years ended December 31, 2023, 2024 and 2025 is presented as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Grant Date	Remaining	Intrinsic
	Options	Price	Fair Value	Term (Years)	Value
Outstanding as of January 1, 2023	3,576,403	$3.0508	$2.2782	8.43	$10,473
Granted	1,015,000	$14.4500	$5.8298	—	—
Exercised	(347,316)	$1.0070	$2.5695	—	—
Forfeited or expired	(42,000)	$6.0000	$2.0797	—	—
Outstanding as of December 31, 2023	4,202,087	$6.0304	$3.1048	8.20	$31,109
Granted	1,275,000	$49.4420	$19.6808	—	—
Exercised	(346,869)	$7.9775	$3.1139	—	—
Forfeited or expired	—	$—	$—	—	—
Outstanding as of December 31, 2024	5,130,218	$16.6162	$7.1954	7.17	$273,358
Granted	1,150,000	$62.6847	$24.2127	—	—
Exercised	(561,081)	$13.9818	$5.4451	—	—
Forfeited or expired	(259,261)	$5.0433	$2.4485	—	—
Outstanding as of December 31, 2025	5,459,876	$27.1428	$11.1722	7.25	$359,681
Vested and Expected to Vest Options as of December 31, 2025	5,021,286	$15.3838	$6.4514	6.19	$13,924
Exercisable Options as of December 31, 2025	2,286,217	$28.8146	$10.4306	7.48	$16,282

	Years ended December 31,
	2023	2024	2025
Research and development	$1,716	$3,775	$7,761
Selling, general and administrative	2,107	5,212	22,394
Total.	$3,823	$8,987	$30,155

As of December 31, 2025, total unrecognized employee share‑based compensation for the 2020 Plan and the 2022 Plan was $1,690 and $19,804, respectively, which may be adjusted for actual forfeitures occurring in the future and is expected to be recognized over weighted‑average periods of 1.6 years and 1.33 years, respectively.

Restricted Stock Units

On February 12, 2025, the Board of Directors approved the grant of restricted stock units (“RSUs”) under 2022 Plan. The awards were granted for retention and incentive purposes and are considered to be in the best interests of the Company and its shareholders. The eligible participant’s past, continued, and expected future services to the Company were determined by the Board to constitute adequate and reasonable consideration for the RSU grant in accordance with the provisions of the 2022 Plan.

The RSUs are subject to time-based, market-based, and performance-based vesting conditions. The vesting of such awards requires continued service through the applicable vesting dates and will occur only upon the achievement of specified share price milestones and operational performance targets, as defined in the grant documentation and approved by the Board. The Company recognizes compensation expense for these awards in accordance with the applicable guidance for equity-classified awards containing time-based service conditions and both market and non-market performance conditions.

The specified share price milestones fair value was determined using the Monte Carlo simulation with the assistance from an independent third-party appraiser. The model requires the input of highly subjective assumptions, including the expected volatility, the trigger closing price, the risk-free interest rate and the expected dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The risk-free rate for periods within the contractual life of the RSU is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the RSU as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the RSU.

The assumptions used to estimate the fair value of the specified share price milestones RSU on the date of grant is as follows:

February 12,
2025
Risk-free interest rate	4.36%
Expected volatility range	32.35%
Expected dividend yield	—

During the years ended December 31, 2025, the Company granted 395,751 RSUs with an aggregate grant date fair value of $18,917, under the 2022 plan. During the years ended December 31, 2023, 2024 and 2025, the Company recognized nil, nil, and approximately $8,764, respectively, in expense for the RSUs. As of December 31, 2025, there was US$ 10,152 of total unrecognized compensation cost related to restricted stock units granted under the 2022 Plan. These costs are expected to be recognized over a weighted average period of 1.62 years. As of December 31, 2025, there were 23,829 shares available for future grants.

The following table summarizes the Company’s RSUs activity since January 1, 2025:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Recognition
	Shares	Fair Value per share	Period (Years)
Non-vested at January 1, 2025	—	$—	$—
Granted	395,751	47.80	—
Vested	(240,000)	36.28	—
Cancelled or forfeited	—	—	—
Non-vested at December 31, 2025	155,751	65.54	1.62

	Years ended December 31,
	2023	2024	2025
Research and development	$—	$—	$1,386
Selling, general and administrative	—	—	7,378
Total	$—	$—	$8,764

During the year ended December 31, 2025, the Company issued 240,000 Common Shares upon the vesting of RSUs, for which no proceeds were recorded. The aggregate intrinsic value of RSUs vested for the year ended December 31, 2025 was $ 20,237, calculated using the closing price of our ADS on the vesting date.

11.Leases

The Company recognized operating lease right-of-use (“ROU”) assets of $388 and $529, and corresponding lease liabilities of $388 and $529 for the years ended December 31, 2024 and 2025, respectively.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, the Company use its incremental borrowing rate(“IBR”) 2.48% as of April 20, 2022, 2.64% as of August 15, 2022, 3.02% as of April 3, 2023, 4.00% as of September 1, 2024, 6.30% as of August 15, 2025 at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

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

Effective August 15, 2022, the Company entered into an agreement to lease usage of our Australia office with a third-party entity. The lease was for a 3-year term, early termination of the lease may apply the proportion of any incentive which must be repaid to the lessor. Effective August 15, 2025, the Company renewed an agreement for a 3-year term, and all the terms remain the same as original.

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

Supplemental balance sheet information related to leases consists of the following:

		As of December 31,	As of December 31,
	Classification	2024	2025
Assets
Operating lease – ROU assets	Right-of-use assets	$521	$433

Liabilities
Operating lease liabilities	Current portion	$276	$241
Operating lease liabilities	Non-current portion	261	188
Total lease liabilities		$537	$429

Operating lease costs were $260, $281 and $299 for the years ended December 31, 2023, 2024 and 2025, respectively, which excluded short-term lease costs. Short-term lease costs were $34, $35 and $42 for the years ended December 31, 2023, 2024 and 2025, respectively.

Cash payments for operating leases were $269, $325 and $320 for the years ended December 31, 2023, 2024 and 2025, respectively.

At December 31, 2024 and 2025, the weighted average incremental borrowing rate were 3.67% and 4.85%, and the weighted average remaining lease term for the operating leases held by the Company were 26 months and 23 months, respectively.

The following table sets forth the Company’s lease payments in future periods:

As of December 31,
2025
For the year ending December 31,
2026	$255
2027	151
2028	43
Total undiscounted cash flows	$449
Present values
Short-term lease liabilities	$241
Long-term lease liabilities	188
Total lease liabilities:	$429
Difference between undiscounted cash flows and discounted cash flows	$20

12.INCOME TAX

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

United States

Belite Bio Holdings Corp. and Belite Bio, LLC are subject to U.S. federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84%. As a result of the Tax Cuts and Jobs Act of 2017 (TJCA), The Company evaluated whether it has an additional tax liability from the Global Intangible Low Tax Income (“GILTI)” inclusion on current earnings and profits of its foreign controlled corporations. As of December 31, 2024 and 2025 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

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

PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of Belite Shanghai in accordance with relevant PRC enterprise income tax legislation, interpretations and practices.

Taiwan

Belite Bio (Taiwan) Inc is subject to Taiwan profit tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Taiwan tax laws. The applicable tax rate in Taiwan is 20%.

Switzerland

Belite Bio (Swiss) AG is subject to Switzerland Swiss federal, cantonal and municipal income. The combined statutory tax rate applicable to Belite Bio (Swiss) AG is approximately 12.47% depending on the applicable cantonal and municipal rates.

Japan

Belite Bio Japan Inc., is subject to Japanese corporate income taxes, which consist of national corporate tax, local corporate tax, enterprise tax and inhabitant tax. The combined statutory tax rate in Japan is approximately 30%, with the actual effective rate varying based on the local tax jurisdictions and the level of taxable income.

The Company and its subsidiaries file separate income tax returns. As of December 31, 2025, the tax returns of Belite Bio Holdings Corp. and Belite Bio, LLC for the tax year 2019 to 2024 are subject to examination by United States and states authorities. The tax returns of Belite Bio (HK) Limited for the tax year 2021 to 2024 are subject to examination by Hong Kong tax authorities. The tax returns of RBP4 Pty Ltd for the tax year 2018 to 2024 are subject to examination by Australia authorities. The tax return of Belite Shanghai for tax year 2022 to 2024 is subject to examination by tax authorities. There are currently no pending examinations.

The applicable federal statutory income tax rate in the United States was 21% for the Company for the years being reported. Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

The provision for income taxes is based on the following pretax loss:

	For the years ended December 31,
	2023	2024	2025
United States	$(1,792)	$(2,728)	$(2,573)
Other than United States	(29,831)	(33,410)	(75,038)
Total	$(31,623)	$(36,138)	$(77,611)

For the years ended December 31, 2023, 2024 and 2025, income tax expense consisted of the following:

	For the years ended December 31,
Income Tax Expense	2023	2024	2025
Current taxes:
Federal	$—	$—	$—
State	—	—	—
Foreign	9	6	—
Total current taxes	9	6	—
Deferred taxes:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred taxes	—	—	—
Total Income Tax Expense	$9	$6	$—

The applicable statutory income tax rate in the Cayman Islands for Belite Bio, Inc. is zero for the years reported. For purposes of reconciling the provision for income taxes at the statutory rate to the provision for income taxes at the effective tax rate, the Company applies the 21% U.S. federal corporate tax rate, as the majority of the Company’s income tax benefits relate to activities performed in the United States, specifically clinical trial activities undertaken in connection with obtaining U.S. FDA approval. A reconciliation of our provision for income taxes and our effective tax rate as compared to the U.S. federal statutory rate of 21% for the year ended December 31, 2025, was as follows:

	For the years ended December 31, 2025
	Amount	Percentage
Pretax loss	$(77,611)
Federal statutory tax rate	(16,298)	21.00%
State and Local taxes (a)	(136)	0.18%
Foreign tax rate differential
Cayman Island
Statutory tax rate difference between Cayman Island and U.S.	7,012	(9.03)%
Hong Kong(“H.K.”)
Statutory tax rate difference between H.K. and U.S.	1,623	(2.09)%
Change in valuation allowance	5,851	(7.54)%
Other foreign jurisdictions	47	(0.06)%
Change in valuation allowance	851	(1.10)%
Other	(65)	0.08%
Tax credits
Research and development tax credits	(1,808)	2.33%
Non-deductible expenses	74	(0.10)%
Change in valuation allowance	2,849	(3.67)%
Provision for income taxes and effective tax rate	$0	(0.00)%

(a) State taxes in California made up the majority (greater than 50 percent) of the effect in this category.

A reconciliation of our provision for income taxes and our effective tax rate as compared to the U.S. federal statutory rate of 21% for the years ended December 31, 2024 and 2023 was as follows:

	For the
	years ended December 31,
	2023	2024
Federal statutory tax rate	21.00%	21.00%
Effect of tax rates in foreign jurisdiction	(5.80)%	(6.15)%
State taxes	0.05%	0.11%
Effect of preferential tax rate	(0.07)%	(0.06)%
Research and development credit	(2.94)%	(0.98)%
Non-deductible expenses	(0.25)%	(0.42)%
Foreign income tax	(0.03)%	(0.02)%
Changes in valuation allowances	(11.99)%	(13.50)%
Effective tax rate	$(0.03)%	$(0.02)%

No reserve for uncertain tax positions was recorded for the years ended December 31, 2023, 2024 and 2025. The Company does not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

The deferred income tax assets of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025
Deferred income tax assets
Research and development credits	$711	$1,741
Capitalized research and development expenses	553	1,331
Net operating loss carryforwards	9,671	17,414
	10,935	20,486
Valuation allowance	(10,935)	(20,486)
Total net deferred income tax assets	$—	$—

The following table sets forth the changes in valuation allowance:

	For the
	years ended December 31,
	2024	2025
Balance at beginning of the year	$6,216	$10,935
Addition	4,878	8,088
True up adjustment	(46)	1,299
Foreign currency translation adjustment	(113)	164
Balance at end of the year	$10,935	$20,486

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances of $10,935 and $20,486 were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2024, and 2025, Belite Bio, LLC had U.S. federal and state research and development credit carryforwards of approximately $711 and $1,741, respectively. The U.S. federal research and development credit will expire from 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization. As of December 31, 2025, the Company’s subsidiaries had capitalized research and development expenses for federal and state tax purpose of $8,278 which was amortized over a period of five years.

As of December 31, 2024 and 2025, the Company’s subsidiaries had U.S. net operating loss carryforwards for federal and state tax purpose of $5,796 and $10,957, respectively. The federal net operating loss carryforwards of $603 incurred before January 1, 2018 will begin to expire in the years 2036 through 2037. The remaining $8,766 of federal net operating loss carryforwards, which are limited to 80% of taxable income, do not expire. The Company had state net operating loss carryforwards of approximately $1,434 that will begin to expire in the years 2036 through 2038. As of December 31, 2024 and 2025, the Company’s subsidiary had Australia net operating loss carryforwards for tax purpose of $4,897 and $6,542, respectively that do not expire. As of December 31, 2024 and 2025, the Company’s subsidiaries had Hong Kong net operating loss carryforwards for tax purpose of $43,471 and $79,114, respectively that do not expire. As of December 31, 2024 and 2025, the Company’s subsidiaries had China net operating loss carryforwards for tax purpose of $125 and $185, respectively which will begin to expire starting in 2026. As of December 31, 2025, the Company’s subsidiaries had Switzerland net operating loss carryforward for tax purpose of $3,120.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2023, 2024 and 2025, the Company had no unrecognized tax benefits.

13.AUSTRALIA RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Company’s wholly owned subsidiary, RBP4 Pty Ltd, which conducts clinical development activities on behalf of the Company, is eligible under the Australian Research and Development Tax Incentive Program to receive a 48.5% refundable tax incentive from the Australian Taxation Office for qualified research and development expenditures in 2024 and 2025. To be eligible, RBP4 Pty Ltd must have revenue of less than AU$20,000 during the reimbursable period and cannot be controlled by income tax exempt entities. The tax incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the tax incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. For the years ended December 31, 2023, 2024, and 2025, $791, $1,863, and $1,285 respectively, were recorded in the consolidated statements of operations and comprehensive loss.

14.EQUITY

Ordinary Shares

As of December 31, 2024 and 2025, the Company was authorized to issue 400,000,000 shares of $0.0001 par value ordinary shares. 31,857,802 and 39,353,365 shares were issued, and 31,826,549 and 39,339,960 shares were outstanding as of December 31, 2024 and 2025, respectively. 31,253 and 13,405 shares were issued but not yet outstanding and reserved for future transfer for employee exercise share options. Holders of the Company’s ordinary shares are entitled to dividends, if and when, declared by the board of directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2024 and 2025, no dividends were declared.

ATM offering

For the year ended December 31, 2024, the Company received $762 of ATM offering proceeds receivables due from the sales agent as of December 31, 2023 and raised $16,984 in gross proceeds and $16,295 net proceeds after deducting sales commissions of $510 and other fees and expenses $179 by issuing 284,719 ADSs. For the year ended December 31, 2025, the Company raised $29,867 in gross proceeds and $28,971 in net proceeds after deducting sales commissions of $896 by issuing 193,000 ADSs.

Direct offering

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting placement agent fees and offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADS and warrants to purchase 230,770 ADSs, at a purchase price of $65 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting placement agent fees and offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on August 8, 2025.

Underwriting public offering

On December 1, 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC, Leerink Partners LLC and BofA Securities, Inc., as representatives of the underwriters named therein, relating to the underwritten public offering of 2,272,727 American Depositary Shares, or ADSs, each representing one ordinary share, at a public offering price of $154.00 per ADS. The Company has also granted the underwriters a 30-day option to purchase up to 340,909 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions. The offering resulted in gross proceeds of approximately $350,000, before deducting underwriting discounts and commissions $21,000 and offering expenses of $883, and net proceed $328,117. The closing of the offering occurred on December 3, 2025, and the underwriters exercised in full the over-allotment option to purchase 340,909 ADSs during December 2025, resulting in additional proceeds of $49,350.

Warrants

(1)Representative’s Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrants of 84,651 shares were exercised on a cashless basis, and 73,800 shares were issued for the year ended December 31, 2024. All of the Representative’s Warrants were all exercised as of December 31, 2024.

The fair value of the warrant, using the Black-Scholes Model, on the date of issuance was $257. The key inputs into the Black – Scholes Model variables were as follows at measurement date:

April 28, 2022
Stock price	$6.00
Risk-free interest rate	2.86%
Volatility	32.19%
Exercise price	$7.50
Dividend yield	$0

(2)	Follow-on warrants

On June 2, 2023, the Company consummated its follow-on offering of 2,000,000 of American depositary shares, or ADSs, representing 2,000,000 of the Company ordinary shares, par value $0.0001 per share; and to the investors warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 2, 2023 and expire on June 2, 2028. The fair value of these warrants, using the Binomial Option Pricing Model, on the date of issuance was $6,337. For the year ended December 31, 2024 and 2025, gross proceeds from warrant exercise were $10,241 and $376 before deducting the conversion agent fee of $33 and $1, and net proceeds were $10,208 and $375.

The key inputs into the Binomial Model variables were as follows at measurement date:

June 2, 2023
Stock price	$17.15
Risk-free interest rate	3.84%
Volatility	99.27%
Exercise price	$18.00
Dividend yield	$0

(3)	Registered direct offering warrants

On April 25, 2024, the Company entered into a securities purchase agreement with an institutional investor, relating to the registered direct offering of 651,380 American Depositary Shares, or ADSs, each representing one ordinary share, and warrants (“Existing Warrants”) to purchase 651,380 ordinary shares represented by ADSs with an exercise price of $44.14 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on April 29, 2024 and expire on April 29, 2029. The fair value of these warrants, using the Binomial Option Pricing Model, on the date of issuance was $9,978.

April 29, 2024
Stock price	$40.93
Risk-free interest rate	4.65%
Volatility	36.79%
Exercise price	$44.14
Dividend yield	$0

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on February 7, 2025 and expiring on February 7, 2030. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $5,539. For the year ended December 31, 2025, all the warrants fully exercised for gross proceeds of $15,000 before deducting the conversion agent fee of $13, and net proceeds were $14,987.

February 7, 2025
Stock price	$57.53
Risk-free interest rate	4.34%
Volatility	34.22%
Exercise price	$58.07
Dividend yield	$0

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADSs and warrants to purchase 230,770 ADSs, at a purchase price of $65.00 per ADS and accompanying warrant, pursuant to a registered direct offering. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on August 8, 2025 and expiring on August 8, 2030. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $6,191. For the year ended December 31, 2025, gross proceeds from warrant exercise were $10,400 before deducting the conversion agent fee of $8, and net proceeds were $10,392.

August 8, 2025
Stock price	$69.88
Risk-free interest rate	3.84%
Volatility	32.64%
Exercise price	$65.00
Dividend yield	$0

(4)	Inducement warrants

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

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on November 4, 2024 and expire on November 5, 2029. The fair value of these warrants, using the Binomial Option Pricing Model, on the date of issuance was $16,410. For the year ended December 31, 2024 and 2025, gross proceeds from warrant exercise were nil and $14,280 before deducting the conversion agent fee of nil and $10, and net proceeds were nil and $14,270.

November 4, 2024
Stock price	$69.71
Risk-free interest rate	4.17%
Volatility	31.96%
Exercise price	$70.00
Dividend yield	$0

(5)PIPE warrants

On September 8, 2025, the Company announced that it entered into securities purchase agreements with leading healthcare investors in the PIPE that resulted in gross proceeds of approximately $125,000, before deducting placement agent fees and offering expenses of $6,789, and net proceed $118,211 and up to an additional approximately $150,000 in gross proceeds if the accompanying warrants are fully exercised for cash. At the closing of the PIPE, the Company issued 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at the PIPE Purchase Price. Each warrant is immediately exercisable with an exercise price of $76.80 per ordinary share and will expire two years from the date of issuance. The closing of the PIPE occurred on September 9, 2025. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $31,538. For the year ended December 31, 2025, gross proceeds from warrant exercise were $63,000 before deducting the conversion agent fee of $31, and net proceeds were $62,969.

September 9, 2025
Stock price	$65.68
Risk-free interest rate	3.54%
Volatility	50.01%
Exercise price	$76.80
Dividend yield	$0

The following table summarizes the Company’s activities and status of Representative’s Warrants and various warrants as disclosed above:

		Weighted	Weighted Average
		Average	Remaining Term
	Number of Warrants	Exercise Price	(Years)
Outstanding as of January 1, 2023	169,302	7.50	4.33
Issued	2,000,000	$18.00
Exercised	(1,190,629)	17.25
Forfeited or expired	—	—
Outstanding as of December 31, 2023	978,673	$17.09	4.33
Issued	1,302,760	$57.07
Exercised	(1,404,988)	$29.49
Forfeited or expired	—	—
Outstanding as of December 31, 2024	876,445	$56.65	4.48
Issued	2,442,203	$73.70
Exercised	(1,463,491)	$70.42
Forfeited or expired	—	—
Outstanding as of December 31, 2025	1,855,157	$68.24	2.40

15.NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	Years ended December 31,
	2023	2024	2025
Numerator:
Net loss attributable to ordinary shareholders	$(31,632)	$(36,144)	$(77,611)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	26,593,673	30,538,378	33,538,160
Net loss per share – basic and diluted	$(1.19)	$(1.18)	$(2.31)

For the years ended December 31, 2023, 2024, and 2025, the effects of all outstanding share options and warrants have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Years ended December 31,
	2023	2024	2025
Outstanding share options	4,202,087	5,130,218	5,459,876
Outstanding warrants	978,673	876,445	1,855,157
Outstanding RSUs	—	—	155,751
Total	5,180,760	6,006,663	7,470,784

16.RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
Lin BioScience, Inc.	The ultimate controlling shareholder of the Company

The Company and its subsidiaries entered into several research and development services agreements with several related parties, including:

Lin BioScience, Inc. and the Company entered into the Tinlarebant R&D services agreements on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 whereby Lin BioScience, Inc. agreed to provide certain new drug development services for pipeline Tinlarebant to the Company. The Company agreed to pay services fees in an amount equal to 110% percent of actual costs for its performance of such development services and to reimburse the actual expenses for transportation, travel and lodging for the performance of such development services. For the year ended December 31, 2023, 2024 and 2025, the Company recorded $63, $57 and $37 in research and development expenses, respectively.

On November 1, 2022 and November 1, 2023, Lin Bioscience, Inc and the Company entered into the LBS-007 R&D service agreement whereby the Company agreed to provide new drug development services for pipeline LBS-007 to Lin Bioscience, which is Lin Bioscience’s cancer pipeline. Lin Bioscience agreed to pay service fees in an amount equal to 110% percent of actual costs for its performance of such development service. For the year ended December 31, 2023, 2024 and 2025, the Company has provided related service connected to the above agreement to Lin Bioscience and the expense reimbursed incurred was $46, $0 and $0, respectively.

(a)	Related party balances

	As of December 31,
	2024	2025
Due to related parties
Lin BioScience, Inc.	$13	$5

(b)	Related party transactions

During the years ended December 31, 2023, 2024 and 2025, related party transactions consisted of the following:

	Years ended December 31,
	2023	2024	2025
Lin BioScience, Inc.:
Research and development expense	$63	$56	$30
Reimbursement for expense	$46	$1	$7

17.SEGMENT

The Company operates and manages its business as one operating and reportable segment, focused on the research and development of its primary drug candidate, Tinlarebant, along with other early-stage pipelines. The Company has not generated any revenue to date. The CODM reviews financial information on an aggregated basis, including operating expenses by function, to evaluate performance and allocate resources. The future outlook is highly dependent upon the results of its ongoing clinical trials and interactions with regulatory agencies. Such results and interactions are utilized together with assessment of the functional expenses comparing budget versus actuals in order to make decisions regarding the allocation of resources.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the Years Ended
	December 31,
	2023	2024	2025
Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense
Research and development	$22,868	$25,867	$35,925
Wages and salaries	1,379	2,144	2,622
Contracted research expenses and clinical trial expenses	20,038	18,057	28,334
Consultancy and professional service fees	881	1,698	3,986
Royalties	118	3,353	120
Other expenses*	452	615	863
Selling, General and administrative	4,578	4,693	8,900
Wages and salaries	1,488	1,683	2,942
Professional service fee	1,794	1,548	3,516
Insurance expense	995	989	1,047
Other expenses*	301	473	1,395
Total operating expenses, excluding share-based compensation	27,446	30,560	44,825
Share-based compensation
Research and development	1,716	3,775	9,147
Selling, General and administrative	2,107	5,212	29,772
Total share-based compensation	3,823	8,987	38,919
Depreciation and amortization expense	399	449	464
Total operating expenses	31,668	39,996	84,208
Operating loss	(31,668)	(39,996)	(84,208)
Interest income	74	3,737	6,640
Interest expense	(25)	(20)	(2)
Other income (expense)	(4)	141	(41)
Income tax expense	9	6	—
Segment and consolidated net loss	$(31,632)	$(36,144)	$(77,611)

*Other expenses include travelling, transportation, rent and utilities expenses.

The CODM does not review assets at a different asset level or category than the amounts disclosed in the Company’s balance sheet. Long-lived assets (property and equipment, net), by geographic area, are primarily located in Hong Kong, Taiwan and the United States as of December 31, 2025.

18.COMMITMENTS AND CONTINGENCIES

License Agreement with Columbia University

The Company is party to an exclusive license agreement with Columbia University (the “Columbia License Agreement”), which has been amended five times, most recently as of February 4, 2022, under which the Company licenses specified intellectual property from Columbia University. The patent rights licensed to the Company by Columbia University include issued patents with claims that recite a class of compounds directed to cover the Company’s lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires the Company to make minimum annual royalty payments to Columbia University of specified amounts on each anniversary of the first commercial sale of a licensed product, commencing on the second anniversary of such sale. The Company will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by the Company and its affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates the Company to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. The Company is also obligated to periodically inform Columbia University of its progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If the Company pays Columbia University the required fee, it will be granted a 6-month extension. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that the Company believes would affect the timely achievement of any milestone, it may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and the Company is in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert the license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license. The Company is also obligated to make payments to Columbia University in an aggregate amount of up to $20,000 based on achieving specified development and regulatory approval milestones and in an amount of up to $25,000 based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, the Company is obligated to pay Columbia University a specified portion of revenue it receives from sublicensees, and a specified portion of revenue received from any sale of a priority review voucher by us or a sublicensee. The Company cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe it is in compliance with the terms of the license. From inception through December 31, 2025, the Company has made a payment of $4,000 to Columbia University resulting from this license agreement, which was triggered by the completion of certain clinical trials, and expects to make additional payments of $6,000 upon the near term expected completion of development milestones.

Clinical Research Organization (CRO)

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of clinical trial activities. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred. As of the issuance date of the consolidated financial statements, the remaining contractual costs expected to be incurred in future periods for the Company’s clinical trials in STGD1 and Geographic Atrophy (GA) is approximately $31,894.

Litigations

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not aware of any current pending legal matters or claims.

19.SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.